# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549



## Form 6-K



## Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

**December 22, 2008**

Commission File Number: 1-15174



Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

What will the world
look like in the future?



Annual Report 2008

www.siemens.com

SIEMENS

# Answers

We're tackling the toughest questions of our time.
And providing answers.

## Our vision

A world of proven talent,
delivering breakthrough innovations,
giving our customers a unique competitive edge,
enabling societies to master their most vital challenges,
creating sustainable value.

## Our values

Responsible

**Committed to ethical and responsible actions.**

Excellent

**Achieving high performance and excellent results.**

Innovative

**Being innovative to create sustainable value.**



"A technical invention only achieves value and importance if industrial art itself has so far progressed that the invention is a practical one and supplies a need."

Werner von Siemens
*Memoirs*, 1892





Climate change, soaring energy costs, limited resources – these are only a few of the challenges now facing humankind. By the mid-21st century, our planet will be home to nine billion people, most of whom will be living in large cities. This development raises questions that we have to answer now. How can we meet the growing worldwide demand for energy? How can we maximize the reliability of energy supplies while minimizing their environmental impact? The list goes on and on.

For over 160 years, Siemens has been working to answer such questions. And although the challenges and needs have changed over time, the source of our inspiration has always remained the same: responsible people dedicated to creating outstanding innovations.

Today, the Siemens Environmental Portfolio exemplifies how, as a global player, we're honoring our commitment to sustainable development. Our renewable energy technologies, our exceptionally energy-efficient products and solutions and our environmental technologies are creating benefits on three fronts. First, for our customers – whose success is being driven by lower energy costs and higher productivity. Second, for the societies of which we're a member – by supporting ecofriendly power and environmental protection and enhancing the quality of life for future generations. And third, for our own Company – which we're positioning for profitable growth in attractive markets.

These are just a few of the ways we're creating lasting value for our shareholders and customers while providing answers to the toughest questions of our time.

Peter Löscher
President and Chief Executive Officer
Siemens AG

# Contents of Book I



* The Siemens Corporate Structure is shown on the foldout inside the back cover.

## At a glance

For over 160 years, Siemens has stood for technical excellence, innovation, quality, reliability and internationality. In some 190 countries, we're giving customers a competitive edge by supporting them with innovative technologies and comprehensive know-how.

Page 4

## Products and solutions

Leveraging the future-oriented technologies and solutions of our three Sectors Industry, Energy and Healthcare, we're answering the toughest questions of our time. For instance, we offer a broad spectrum of products and solutions that benefit the environment and help combat climate change.

Page 20

## Fit4 2010

Our values – responsible, excellent, innovative – are the foundation of our Fit4 2010 program. Building on these values, we're implementing a strategy to unleash our potential as an integrated technology company and achieve world-class performance.

Page 70




At a glance

- Responsible
- Excellent
- Innovative

Our values guide us in everything we do. For us, responsibility means managing the Company on the basis of the highest ethical standards and practices. We do not tolerate behavior that violates laws or regulations. A keen sense of responsibility pervades all levels of our corporate culture:

- The members of our Managing Board have clearly defined responsibilities.
- Our employees contribute to the development and welfare of the societies in which they work and live.
- Continuous and open dialogue with our investors fosters transparency in our entrepreneurial decisions.
- The ideas and solutions of our innovators play a vital role in our success.

By upholding our responsibilities, we're creating lasting value for our shareholders and customers while providing answers to the toughest questions of our time.





# Managing Board of Siemens AG



| Peter Y. Solmssen | Siegfried Russwurm | Barbara Kux | Peter Löscher |
|---|---|---|---|
| Corporate Legal and Compliance | Corporate Human Resources | Supply Chain Management | President and Chief Executive Officer Corporate Development |
| Americas | Europe, Commonwealth of Independent States, Africa, Middle East | Global Shared Services | Corporate Communications and Government Affairs |



Joe Kaeser
Corporate Finance and Controlling

Siemens Financial Services

Siemens IT Solutions and Services

Siemens Real Estate

Heinrich Hiesinger
Industry

Corporate Information Technology

Wolfgang Dehen
Energy

Asia, Australia

Hermann Requardt
Healthcare

Corporate Technology

As of January 1, 2009



# Our employees – A diverse, highly qualified team

As a global company, we're continually recruiting and integrating the best and brightest people in all our markets. The ongoing transformation of our employee structure reflects our aspiration to create and maintain a first-class workforce worldwide.

Considering that we're active in about 190 countries, it's no wonder that we boast one of the world's most diverse workforces: men and women from different nations, age groups and social backgrounds who represent a rich variety of ethnic backgrounds. In the world's ten largest countries alone, we employ people belonging to more than 140 nationalities. As well as reflecting our commitment to society, such diversity is good for business: providing an enormous reservoir of skills, experience and qualifications, it gives us tremendous competitive advantages in the global arena.

**Training activities in Germany**
As one of Germany's largest private providers of vocational education, we're currently training some 10,000 secondary school graduates – including 3,400 for external business partners. Every year, we invest roughly €150 million in these activities. In 2008, we provided around 2,500 new training and student intern positions, of which 250 were allocated to assist disadvantaged young people in acquiring valuable basic skills. We also provided 150 positions for students pursuing bachelor's degrees in technical fields. And our commitment to youth is not restricted to Germany: about 2,700 young people worldwide are currently enrolled in Siemens apprenticeship programs.

**Employee qualifications**



- University degrees 156,500 – 37%
- Vocational training or apprenticeships 132,200 – 31%
- Unrelated qualifications or no prior training 138,300 – 32%

Scientists and engineers account for some 61 percent of all our university-educated employees.

**Employee qualifications by region**

| Regions | University degrees | Vocational training or apprenticeships | Unrelated qualifications or no prior training |
|---|---|---|---|
| Europe, C.I.S., Africa | 36% | 42% | 22% |
| Germany | 33% | 48% | 19% |
| Americas | 31% | 12% | 57% |
| U.S. | 31% | 8% | 61% |
| Asia, Australia, Middle East | 45% | 19% | 36% |
| China | 33% | 31% | 36% |
| Siemens | 37% | 31% | 32% |





**Education – The key to success**
Only well-educated, highly motivated employees can create the innovations needed to answer the toughest questions of our time. In a globalized world marked by rapid technological change and steadily increasing flows of information, education is not only a key to personal success; it's also the basis of our innovative strength. We've always been intensely committed to the training and education of our employees. In fiscal 2008, we invested €280 million in continuing education alone. In addition, we're also supporting selected education projects for young people – from preschool to university level – through our worldwide Generation21 program. For more information, see: www.siemens.com/generation21

**New hires**
In fiscal 2008, our global workforce grew a solid seven percent. Worldwide, we hired around 74,600 new employees. Some 60 percent are employed in important fields like supply chain management and development, and a quarter of these individuals are university graduates.

Exceptional qualifications, combined with impressive diversity, are equipping our workforce to excel. Our 427,000 employees around the world made vital contributions to our success in fiscal 2008 – another reason why People Excellence is a key pillar of our Company-wide Fit4 2010 program (see page 80).

**Employees by region**



| | |
|---|---|
| Europe, C.I.S., Africa | 59% |
| Germany | 31% |
| Americas | 23% |
| U.S. | 16% |
| Asia, Australia, Middle East | 18% |
| China | 8% |

**Age distribution by region**

| Regions | < 35 | 35 – 44 | 45 – 54 | > 54 |
|---|---|---|---|---|
| Europe, C.I.S., Africa | 29% | 31% | 29% | 11% |
| Germany | 24% | 32% | 32% | 12% |
| Americas | 29% | 29% | 28% | 14% |
| U.S. | 21% | 29% | 32% | 18% |
| Asia, Australia, Middle East | 64% | 24% | 9% | 3% |
| China | 74% | 20% | 5% | 1% |
| Siemens | 35% | 29% | 25% | 11% |

Further information is available at: www.siemens.com/career



# In dialogue with our investors

We provide comprehensive financial information to ensure maximum transparency.

**Investor relations**
At Siemens, we attach tremendous importance to open dialogue and transparent communication with our investors. Our Annual Shareholders' Meeting is the year's most important platform for investor communications. In addition, we provide the investment community with ongoing information on the Company's development in quarterly, semiannual and annual reports.

We maintain close contact with investors and financial analysts through roadshows, conferences and several hundred individual presentations a year. Members of our top management are personally on hand at many of these events to answer questions from representatives of the capital markets.

In 2008, following the introduction of our new corporate structure, we held our first Sector-specific Capital Market Days. At our Healthcare Capital Market Day in February 2008 and our Energy Capital Market Day in June 2008, we provided institutional investors and analysts with detailed insights into the current situation and future strategies of the two Sectors. To ensure that all shareholders can access our events, we broadcast them live on our website. Presentations, reports and comprehensive information on the Siemens share as well as our debt and credit ratings are available on our Investor Relations webpage.

**Share price**


140
120
100
80
60
40
Indexed
Oct. 1, 2007
Sept. 30, 2008
Siemens
Dow Jones STOXX600®
DAX®

| Stock market information (in €) | 2008[1] | 2007[1] |
|---|---|---|
| Stock price range (XETRA closing prices, Frankfurt) | | |
| High | 108.86 | 111.17 |
| Low | 64.91 | 66.91 |
| Year-end | 65.75 | 96.42 |
| Number of shares (year-end, in millions) | 914 | 914 |
| Market capitalization (year-end, in millions of euros)[2] | 56,647 | 88,147 |
| Earnings per share – continuing operations | 1.91 | 4.13 |
| Earnings per share[3] | 6.41 | 4.24 |
| Dividend | 1.60[4] | 1.60 |

[1] Fiscal year from October 1 to September 30
[2] On the basis of outstanding shares
[3] On the basis of continuing and discontinued operations
[4] To be proposed at the Annual Shareholders' Meeting


SIEMENS
Haupt-
versammlung
2008

Energy efficiency and environmental protection are major considerations for investors specializing in long-term investments. That's why our webpages offer in-depth information on various environment-related issues and other relevant non-financial matters. Fiscal 2008 marks the ninth successive year that Siemens has been listed on the SAM Dow Jones Sustainability Index (see Book II, pages 14, 31).

**The Siemens share**
As of September 30, 2008, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 914 million no-par value shares in registered form. Thereof outstanding shares as of September 30, 2008 amounted to approximately 862 millions of shares. Each share represents one vote at the Annual Shareholders' Meeting. On September 30, 2008, Siemens shares were listed on all German stock exchanges as well as on stock exchanges in New York, London, Zurich and Milan. On the New York Stock Exchange, Siemens shares are traded in the form of American Depository Receipts (ADRs), with one ADR corresponding to one Siemens share.

In recent years, we've consistently increased dividend payments to our shareholders. Our dividend payout ratio has averaged slightly more than 40 percent. For fiscal 2008, in which we repurchased Siemens stock worth about €4 billion, we're proposing an unchanged dividend of €1.60. We intend to continue pursuing an attractive dividend policy for our investors in the future.

**Share buyback program**
The share buyback program announced in November 2007 was rolled out on January 28, 2008, with an initial tranche of €2 billion. By April 8, 2008, we had repurchased 24.9 million shares for the purpose of canceling and reducing capital stock and fulfilling obligations arising from our stock-based compensation program and employee stock option plan.

A second tranche of €2 billion was announced on June 6, 2008. By July 22, 2008, we had acquired an additional 27.9 million shares, bringing the total number of repurchased shares to 52.8 million. These two tranches were the first steps in our share buyback program, which – with a total volume of up to €10 billion by fiscal 2010 – is the most extensive in Siemens' history.

Further information on investor relations and Siemens' share performance is available at:
www.siemens.com/investors and www.siemens.com/governance



# How Siemens innovators are mastering the challenges of the future

Innovation has always been the key to our success. Building on our tradition of innovative strength, we have 32,300 researchers working on new solutions for energy, industry and healthcare and more than 1,000 research partnerships with universities, research institutes and industrial companies around the world.

Many of our innovations are included in our Environmental Portfolio (see also page 24) and focus specifically on reducing harmful $CO_2$ emissions. By 2011, we intend to enable customers who are benefiting from the Portfolio's products and solutions to cut their $CO_2$ output by 275 million tons a year – an amount equal to the total annual greenhouse gas emissions of New York, London, Tokyo, Hong Kong, Singapore and Rome. It's here that solutions from our Energy Sector are playing a vital role – setting new efficiency standards with record-breaking, high-efficiency gas-and-steam turbine power plants, high-capacity wind turbines and super-low-loss power transmission technologies. We're also developing solutions to ensure tomorrow's energy supplies. Our innovations include floating wind turbines for operation on the high seas, where winds are considerably stronger than near the coast, and coal-fired power plants that – with an efficiency of 50 percent – emit 40 percent less $CO_2$ per kilowatt hour than the industry average. We're also testing various ways of separating $CO_2$ both before and after fossil-fuel combustion so that it can be captured and stored underground.

In the area of power transmission, we're developing smart grids – highly efficient, extremely reliable intelligent power networks that don't shut down even when subjected to wide fluctuations in power input or demand and are capable of linking a large number of decentralized power generation systems. Energy efficiency is one of our top priorities. When outfitted with frequency converters, our energy-saving industrial motors consume up to 50 percent less electricity than conventional drives. Our high-efficiency light emitting diodes (LEDs) use only one-fifth the power of equally bright incandescent lamps and last 50 times longer. For their work in developing a process to manufacture bright white LEDs, a team of OSRAM researchers and a partner at the Fraunhofer Institute for Applied Optics and Precision Engineering in Jena, Germany received the German Future Prize for 2007.



Invention reports (by Sector)


8,200*

| | |
|---|---|
| Industry | 40% |
| Energy | 17% |
| Healthcare | 23% |
| Corporate Technology | 13% |
| Other activities | 7% |

* About 37 inventions per day (220 workdays)

In fiscal 2008, our R&D expenditures totaled €3.8 billion, or 4.9 percent of our revenue. During the same period, we filed roughly 5,000 patent applications, or 23 per workday. Siemens worldwide currently holds more than 55,000 patents, ten percent more than in fiscal 2007.

Around 1,900 scientists are conducting basic research at our Corporate Technology Department. Current projects range from the simulation of water networks and the resource-saving optimization of industrial systems to the development of new materials for LEDs and coatings for gas turbine blades. All these innovations aim to increase efficiency. A special project is focused on maximizing the long-term efficiency of building technologies. Accounting for about 40 percent of global energy consumption, buildings harbor particularly high energy-saving potential. Here, too, we specialize in ecofriendly technologies – from energy-saving lamps and intelligent building management systems to the financing models of efficiency-enhancing performance contracting, which enables customers to pay off investments through energy savings. Thousands of such projects have demonstrated that – when the right measures are implemented – a building's energy consumption can be cut 20 to 40 percent. To cite just one example, we've equipped Lisbon's new Hospital da Luz with high-efficiency building technologies. The installed systems feature 13,000 sensors that optimize lighting, ventilation and climate control.

However, our involvement in the hospital project didn't stop there. We also provided leading-edge healthcare technologies, encompassing everything from imaging and healthcare IT systems to workflow optimization solutions. The Hospital da Luz underscores our innovative strength as an integrated healthcare company. In diagnostic imaging, we've recently rolled out a new CT scanner that allows various types of tissue to be automatically differentiated in a single scan. In laboratory diagnostics, we've developed a new device that combines several different measurement systems into one. Capable of accommodating up to 200 samples an hour, it can perform a large number of tests simultaneously. And in the area of healthcare IT, our intelligent systems are helping doctors make complex diagnoses. The linking of patient information stored in different databases is enabling clinicians to recognize interconnections sooner and deliver more efficient patient care.

Further information on innovation at Siemens is available at: www.siemens.com/innovations



Chad Felch
Rothschild, Wisconsin, U.S.



Martin Teichmann
Graz, Austria



# Pioneers in environmental protection

Innovation has always been a top priority at Siemens. That's why we invested about €3.8 billion in R&D in fiscal 2008 alone. And that investment has paid off: our 32,300 researchers, working at 150 R&D centers around the world, submitted 8,200 invention reports during the year. We honor our best innovators with Inventor of the Year awards for outstanding patents and with Top Innovator awards for promising technologies that have been transformed into marketable products.

**Turning waste into a resource**

A process for extracting high-grade crude oil from oil sands and tar sands has made Canada one of the world's major oil-producing countries. Unfortunately, this technology has some undesirable consequences: the gasification of oil sands – one part of the upgrading process in which heavy bitumen from the sands is converted into high-grade crude oil – is a viscous sludge of soot particles. Tackling this problem, Siemens chemist Chad Felch developed a process that converts 90 percent of the particles into carbon dioxide. The Wisconsin native also determined that certain heavy metals found in the sludge can be used as catalysts to enhance the oxidation process – effectively turning hazardous waste into a valuable resource. At the core of Felch's innovation is the process of wet-air oxidation, originally used to treat sewage sludge and heavily polluted industrial wastewater. The inventive researcher optimized this process for the new application.

Frank Hannemann
Erlangen, Germany



Klaus Streubel and Stefan Illek
Regensburg, Germany



## An invention with driving force

Just optimizing train bogies – five millimeters shorter here, a few hundred grams lighter there – was not enough for Martin Teichmann, a Siemens researcher from Graz, Austria. Looking for a greater challenge, Teichman developed a completely new traction concept for powering the vehicles used in metro and regional rail systems. The Syntegra bogie is far smaller than conventional drive systems and weighs about two metric tons less. Equipped with this unique system, a four-car subway train can transport about 200 more passengers without consuming any additional energy.

## Fewer $CO_2$ emissions from turbines

Siemens engineer Frank Hannemann has refined the so-called integrated gasification combined cycle (IGCC) process for low-$CO_2$ fossil power generation. Today's IGCC power plants convert fossil fuels into a synthesis gas from which $CO_2$ can be separated for subsequent underground storage. All that remains is hydrogen, which burns without producing any harmful substances. The conversion process, while ecofriendly, reduces efficiency. With Hannemann's innovation, syngas is combusted in the turbine not with air, but with oxygen diluted with $CO_2$. The exhaust gas contains only steam and $CO_2$, and part of the $CO_2$ is fed back into the turbine. The advantage of this innovative process is that all the energy of the synthesis gas is used in the turbine, increasing overall energy efficiency.

## Tiny, ultra-bright lighting sources

In December 2007, OSRAM researchers Klaus Streubel and Stefan Illek, together with a colleague from the Fraunhofer Institute, received a very special honor. Germany's President Horst Köhler presented the team with the 2007 German Future Prize for their research on high-efficiency, long-life light emitting diodes (LEDs). The prizewinners are pioneers in thin-film technology. This promising field is not only the key to producing extremely bright LED chips spanning the entire visible spectrum; it also enables LEDs to be packed tightly together in order to create large illuminating surfaces. The extremely small, highly versatile LEDs can be used in mini-projectors and rear-projection televisions, for example, as well as for general lighting purposes.



Wolfgang Rossner
Munich, Germany



Dietmar Retzmann
Erlangen, Germany



## A ceramics guru

For Wolfgang Rossner, everything revolves around ceramics. The head of Siemens' Center of Competence for ceramics is busy turning this brittle material into a key component of countless innovations, ranging from extremely powerful X-ray detectors to efficiency-enhancing nano-coatings that enable gas-turbine blades to withstand very high combustion temperatures. But Rossner and his team do far more than merely mix ceramic powder in the research lab; they also develop new ceramic materials with highly complex structures – a process that will be implemented in a virtual, computer-based environment in the future. Special simulation tools enable the experts to define nano- and microstructures all the way down to the atomic level and optimize ceramic materials for specific applications.

## All charged up

You might say that Siemens' Dietmar Retzmann has been highly energized ever since 1982. That's when he began driving the development of two key technologies: high-voltage direct-current (HVDC) power transmission and flexible alternating-current transmission systems (FACTS). HVDC systems allow asynchronous networks to be linked as needed and large amounts of electricity to be transmitted over long distances with very little loss. We're currently constructing the world's highest-capacity HVDC system in China. The system will transmit 5,000 megawatts at a voltage of 800 kilovolts over a distance of more than 1,400 kilometers, from ecofriendly hydropower plants in Southwest China's Yunnan Province to the cities of Hong Kong, Shenzhen and Guangzhou. Transmitting alternating current, FACTS – the "little brother" of HVDC transmission – is used to stabilize grids. Dietmar Retzmann's message: HVDC transmission and FACTS greatly reduce the risk of major blackouts.

Further information on our Inventors of the Year is available at: www.siemens.com/inventors

# Interview with Chief Technology Officer Hermann Requardt

Innovations are one of our key success factors – and being innovative is one of our three Company values. Hermann Requardt, member of the Managing Board and Chief Technology Officer (CTO), explains why it's so important for Siemens to produce a steady stream of innovations.

*How important is innovation at Siemens?*
There's a clear correlation between our innovative strength and our business success. Generally speaking, we make the most money where we've marketed creative new technology solutions that benefit our customers.

*Where is the impetus for tomorrow's innovations coming from?*
Today, innovation flourishes less in isolated technology fields than in networks of application expertise and industry know-how. For example, in the area of decentralized power supply, it's essential to have expert knowledge not only of generating units – that is, wind farms, solar power installations, fuel cells, biomass and district heating plants – but also of control systems, energy storage solutions and communications interfaces. A company that excels at a broad range of such technologies will outpace its competitors. The key to innovation lies in mastering complexity. Add to that the challenge of meeting new market requirements that are increasingly pushing the limits of our technology portfolio – for instance, the growing demand among the burgeoning middle class in China and India for products that are both high-tech and low-cost. Here, an understanding of markets, technological opportunities and the globally optimized value chain is vital to success.

*What are your most important tasks as CTO?*
It's crucial for us, as an integrated technology company, to leverage technological synergies across our operating units – whether within an individual Sector, across Sectors or in cooperation with the Corporate Technology Department. The CTO is responsible for making this happen and for ensuring that research and development budgets are adequate. In addition, we have to know where the Company stands technologically. While the Divisions possess the requisite expertise in their fields, key insights can often be gained by assessing the technological base from a different perspective. This, too, is the responsibility of the CTO. And finally, the CTO sets the parameters for research and development. These include compliance with all applicable laws and regulations such as statutory provisions for safety, security and environmental protection, the anticipation of constantly changing social, political and economic conditions, and the development of guidelines for platforms and architectures that are then used throughout the Company.

*What does being innovative mean for individual employees?*
Innovative employees think across disciplines and challenge fixed assumptions while maintaining a constant focus on market requirements. This approach isn't restricted to a particular technology field or organizational level. The innovative process involves constantly asking yourself, "What can I do better?" and "How can I outperform the competition?"




Products and solutions

- Responsible
- Excellent
- Innovative

Our values guide us in everything we do. For us, innovation means setting trends in all our business fields. We've closely aligned our research and development activities to our business strategy:

- Our Environmental Portfolio encompasses a wide array of innovative products and solutions in the area of environmental and climate protection.
- The use of integrated technologies in our Industry Sector is boosting customers' productivity, efficiency and flexibility while increasing their competitiveness.
- In our Energy Sector, innovative technologies along the entire energy conversion chain are providing us with excellent opportunities for growth – particularly in renewable energies.
- As the market leader in healthcare imaging, healthcare IT and laboratory diagnostics, our Healthcare Sector is helping customers deliver top-quality, cost-effective patient care.

With our strong portfolio, we're creating lasting value for our shareholders and customers while providing answers to the toughest questions of our time.





# The Siemens Environmental Portfolio

We supply a broad range of products and solutions for protecting the environment and the world's climate. Offerings that make a verifiable contribution to minimizing our customers' environmental footprint qualify for inclusion in the Siemens Environmental Portfolio.

Our Environmental Portfolio encompasses the entire energy chain – from power generation and distribution to the efficient use of energy in industry, households and transportation to cutting-edge technologies for water management and air pollution control. In fiscal 2008, our Portfolio – including newly added wind farm components – generated sales of some €19 billion, about a quarter of our total revenue. In fiscal 2007, revenue from products and solutions in the Portfolio came to roughly €17 billion. We're now aiming to increase revenue from our Environmental Portfolio to €25 billion in 2011.

The energy-efficient offerings and renewable energy technologies comprising the Siemens Environmental Portfolio are helping customers maximize cost efficiency in the areas of power generation, distribution and consumption. They're also making a major contribution to climate protection. The products and solutions we installed in 2008 alone are cutting our customers' annual $CO_2$ emissions by some 34 million tons. The reductions attributable to all of our Portfolio installations since 2002 amount to about 148 metric tons annually – roughly the total $CO_2$ output of New York, Tokyo and Berlin. In the years to come, we aim to substantially expand the role of our Environmental Portfolio in mitigating climate change. The target: by 2011, we intend for our customers to have slashed their annual $CO_2$ emissions by 275 million tons – an amount equal to the combined annual $CO_2$ output of six large cities.

We've developed and applied the concepts, criteria and processes on which our Environmental Portfolio and environmental targets are based in accordance with the highest technical and professional standards. In fiscal 2007, for the first time, the independent auditors PricewaterhouseCoopers (PwC) reviewed and confirmed our annual figures for the revenue and $CO_2$ abatement generated by our Portfolio as well as the methodology we used in making our calculations. The auditors based their review on criteria established by the Greenhouse Gas Protocol Initiative of the World Business Council for Sustainable Development and World Resource Institute. For fiscal 2008, we will again commission an independent review of the figures and methodology relating to our Environmental Portfolio.

Detailed information on the goals of the Siemens Environmental Portfolio, the products and solutions comprising it and the methods used to calculate its environmental impact is provided in the brochure *Energy efficiency and environmental care – Innovation for climate protection*. The brochure also contains the complete PwC assurance report for fiscal 2007. This report as well as additional information on the Siemens Environmental Portfolio is available at: www.siemens.com/environmentalportfolio



Fossil power generation
Combined cycle power plants
Modernization and upgrading of coal-fired power plants
Fuel cells
Combined heat and power (cogeneration) plants
Instrumentation and controls



Renewable energy
Wind power
Solar power
Biomass



Power transmission and distribution
Grid connections for offshore wind farms
Gas-insulated transmission lines
High-voltage direct-current transmission systems



Substations with gas-insulated switchgear
Power monitoring
SIPLINK direct-current coupling systems for ships



Solutions for industry
Drive systems
Diesel electric drives for ships
Solutions for metals and mining
Energy recovery for the pulp and paper industry
Energy management and consulting





Mobility
Metro systems and trams
Traffic management systems
Parking management systems
LED traffic signals and airfield ground lighting
Regional trains
Locomotives
Highspeed trains
Rail automation and electrification



Building technologies
Energy-saving performance contracting
Building modernization
Components for heating, ventilation and air-conditioning



Lighting (OSRAM)
Light emitting diodes (LEDs)
Energy-saving lamps (DULUX)
Fluorescent lamps (LUMILUX) and electric control gears
Halogen lamps (HALOGEN ENERGY SAVERS)
High-intensity discharge lamps (HQI, HCI, NAV)



Healthcare
Refurbished systems
CT scanners: SOMATOM Definition
Magnetic resonance imaging: MAGNETOM Avanto
Magnetic resonance imaging: MAGNETOM ESSENZA



Environmental technologies
Water treatment systems
Air pollution control systems



IT solutions and services
Green data centers
Thin client networks

Industry

# Integrated technologies for greater productivity, energy efficiency and flexibility

www.siemens.com/industry

"Our customers need integrated technologies that increase their productivity, energy efficiency and flexibility. As a technology trendsetter, we're making our products more platform-oriented. This strategy is driving our solutions businesses in the areas of manufacturing, mobility and building technology."



Heinrich Hiesinger, Industry Sector CEO

We offer products and solutions for customers in the manufacturing, transportation, building technology and lighting industries. Our innovative solutions link virtual product planning with advanced automation systems, increasing production flexibility and enabling individual customer requirements to be met cost-effectively.

By sharpening our focus on integrated technologies and cross-Division platforms, we're boosting productivity and efficiency while responding to customer needs faster and more flexibly. Our energy-efficient products and solutions are also making an important contribution to environmental protection. That's why our standardized core technologies – drives, controls, switches and communications systems, for example – are also finding application in our Energy and Healthcare Sectors. The competitive advantages of this strategy are already paying off, particularly in major projects. At India's Bengaluru International Airport, for instance, we've bundled technologies from across the entire Company to deliver a wide range of comprehensive, integrated solutions – covering everything from energy supply, IT systems, communications technology and security solutions for passengers and baggage to fire protection, airfield lighting, baggage handling and building management systems.

With our IT-based integration of product planning and production, we're the only supplier worldwide that can accelerate manufacturers' processes at every stage of the value chain. For many products, we reduce time-to-market up to 50 percent, boosting customer competitiveness to unprecedented levels.

Products and solutions – Industry Sector **Page 31**. Industry Automation **Page 34**. Drive Technologies **Page 35**. Building Technologies **Page 36**. OSRAM **Page 37**. Industry Solutions **Page 38**. Mobility **Page 39**.


B16
B18
B20
B22

## How can we meet consumer demands as fast as they arise?



Ram Charan, author

"Growing numbers of people around the world are inextricably linked in today's global economy. Urban areas are exploding, with over half of the world's population already living in cities. Increasing urbanization has huge implications for everything from manufacturing and trade to mobility. For instance, if you think today's cities are congested, just imagine what traffic will be like when you share the road with three billion other drivers.

We're confronting major challenges in three areas: mobility, security and infrastructure. And these challenges – which may appear virtually insurmountable to local authorities – translate into tremendous opportunities for companies. What is not possible today will become possible tomorrow. We need to create technologies that will meet the challenges facing us and are scalable for cities around the world.

The human mind has always been creative and innovative. That's why I'm convinced we'll find solutions that will ensure a better future for everyone."

"What we want to achieve, we will achieve."

Ram Charan

# Minimizing rollout time and costs

Digital manufacturing with product lifecycle management technology

The customer is king – particularly in the age of globalization. That's why companies have to produce better and better products faster and faster while tailoring them to individual customer requirements. A long, cost-intensive process? No! Our innovative product lifecycle management (PLM) software enables manufacturers to digitally simulate products and production environments from initial product design to the real-world factory. The new six-seat Eclipse 500 jet from U.S.-based Eclipse Aviation shows just how well the PLM solution works. The extra-light aircraft was completely designed, constructed and optimized in virtual space. Digital planning of each individual development step minimized design errors, production defects and delays – all before the jet's successful real-world debut. What's more, thanks to this efficient, innovative process – driven by PLM software – the Eclipse 500 is less expensive than comparable aircraft.



"PLM software from Siemens accelerates time-to-market because it simulates and tests production scenarios long before the first real-world screw is tightened."

Tim Nichols, Industry Sector



© Eclipse Aviation Corporation, 2008



# Fresh water for California

Water treatment – A long-term solution

As global population grows, supplies of drinking water are dwindling – particularly in the world's arid regions. One solution is water recycling. We offer high-tech water treatment systems for agricultural and industrial applications and – indirectly – for providing drinking water. In California's Orange County Water District, for example, pre-treated wastewater was previously pumped directly into the Pacific Ocean. Today, a membrane filter system removes suspended particles, bacteria and other impurities from the wastewater, which is then treated in reverse osmosis and oxidation systems and finally mixed with other groundwater in infiltration basins. The process reduces the amount of wastewater released into the sea while creating a new source of clean water and improving water quality throughout the local catchment area – just one of the ways in which we're helping communities meet their long-term water needs.

# A small-scale revolution in lighting

On the move with LED headlights

To enhance road safety, more and more countries are mandating the installation of daytime running lights on cars. What's the best way to meet this requirement without restricting freedom of automotive design? The answer is nothing less than a small, yet revolutionary innovation: state-of-the-art headlights equipped with tiny light emitting diodes (LEDs) from OSRAM. While the solution may sound simple, the results are amazing engineers and designers alike. Featuring advanced chip technology and special housings, the headlight LEDs emit powerful beams with the same color impression as natural daylight. These extremely long-life LEDs also consume less energy than conventional lamps. And because they're so tiny, the LEDs can be configured in virtually countless ways to produce spectacular, eye-catching headlight designs. The innovative devices have already been installed in daytime running lights on Audi's R8 and A4 models and the high-beam, low-beam and daytime running lights on Cadillac's new Escalade.



© Audi AG, 2008

# Perfect teamwork

Cutting-edge technologies for a spectacular stadium in Germany

At Munich's Allianz Arena, technology and soccer are closely intertwined – and not just on the playing field. As Official Technology Partner to FC Bayern Munich, Siemens is ensuring that the team's fans also benefit from the stadium's technological innovations – from the moment of their arrival until the final whistle. Traffic management systems guide spectators to the stadium, where a visitor management system makes sure they reach their seats quickly and easily. Yet another technological highlight is the arena's external façade – which can glow white, blue or red, depending on the occasion. The interplay of innovative solutions for security, fire protection and comfort, coupled with an integrated IT infrastructure, maximize stadium efficiency while protecting people and property.



"The arena holds 69,000 people. A video surveillance system equipped with 90 cameras ensures optimal security by constantly monitoring the stadium and its visitors."

Julia Schmid, Industry Sector


Allianz Arena

© Allianz Arena München Stadion GmbH



# Industry Automation



Anton S. Huber
CEO

We're a leading provider of automation systems, low-voltage switchgear and industrial software. Our portfolio ranges from standard products for the manufacturing and process industries to automation solutions for entire car factories and chemical plants.

www.siemens.com/industryautomation

Rising living standards, dwindling resources and growing consumer demand for higher quality and customized solutions are posing new challenges for manufacturing and process industries worldwide. We boast a comprehensive, fully integrated portfolio of products and systems that enable customers to automate entire production processes – including power supplies and distribution. Leveraging our Totally Integrated Automation and Totally Integrated Power offerings, we supply every type of industry with solutions tailored to specific production requirements. Our integrated products and systems, which are based on international open software standards, are a convincing answer to the question most often asked by manufacturers today: how can we respond faster and more flexibly to new customer requirements at cost levels that are competitive worldwide?

By acquiring UGS Corp. – a provider of product lifecycle management (PLM) software – in 2007 and Innotec GmbH in 2008, we've created an industry software portfolio that's unique worldwide. Our software offerings benefit customers in the manufacturing and process industries by seamlessly integrating production, administration and maintenance processes. Our advanced solutions reduce time-to-market by up to 50 percent, helping customers capture leading positions in key markets in the global arena.

With our unparalleled PLM offerings, we're poised to expand our presence in this strong growth market while further enhancing our position as the world's leading supplier of automation systems.

# Drive Technologies

We offer integrated, efficient solutions for complete machine and system power trains. Our portfolio includes electrical and mechanical components, controls for manufacturing and machine tools, and motion control and condition monitoring solutions. We're enhancing customer productivity and efficiency in industries ranging from aerospace, automobiles and oil and gas to plastics, packaging, logistics and materials handling.



Klaus Helmrich
CEO

www.siemens.com/drivetechnologies

Increased productivity, reduced time-to-market, efficient resource and energy use, high availability and rapid response to changing markets – these are the requirements that our customers must meet in ever-shorter production cycles and that their equipment and systems must be designed to fulfill. Our innovative drive and automation products and solutions are the basis for the flexible, future-capable, highly productive machines and systems our customers need.

Our Totally Integrated Automation offerings provide integrated solutions for everything from machine engineering, controls and drives to condition monitoring and service. By simulating entire machines and machine operations, our software tools accelerate development processes, considerably shortening time-to-market. Paving the way for high productivity and product quality, our powerful controls for manufacturing and machine tools improve machine utilization, while our energy-efficient drive concepts reduce operating costs in manufacturing. Our energy consumption analysis software, converters and energy-saving motors improve customer productivity substantially while reducing environmental burdens. And our condition monitoring and service concepts ensure the availability and efficiency of machines and systems.

We're the world leader in products, systems and services for complete power trains. Our high-performance controls, drives and simulation software for machine tools and manufacturing machines are boosting customer productivity. We're also a leading global supplier of electric drive concepts and industrial drives for equipment used in renewable energy generation and raw material extraction and processing as well as for ships and trains. We have a solid presence in all major growth industries and are active in high-growth markets all around the world.



# Building Technologies



Johannes Milde
CEO

In addition to a broad range of products, systems and services for electronic security and fire protection, our portfolio includes building automation solutions and electrical installation technologies that save energy, increase user comfort and protect the environment.

www.siemens.com/buildingtechnologies

We're helping meet the growing demand for increased personal safety and more secure public and private infrastructures by linking electronic security and building automation systems. For example, we synchronize access control, video surveillance and intrusion detection with building automation systems and integrate the entire package into existing customer IT infrastructures. At Germany's Düsseldorf International Airport, for instance, we've bundled a mobile communications (GSM) network with systems for intrusion protection, fire safety, danger detection, passenger guidance and flight information to create a comprehensive security management system.

Energy savings and energy efficiency are – like security – vital concerns for us and our customers. In these areas, we intend to leverage additional market potential over the next ten years by deploying innovative building management technologies.

Available since the 1990s, our product and solutions portfolio for cutting primary energy consumption in commercial buildings has been continuously augmented and improved. Today, rising energy costs – coupled with government programs for environmental protection and tightened environmental regulations such as stricter limits on $CO_2$ emissions – are giving this market an additional boost.

We also provide comprehensive maintenance services for installed systems all around the world. The roughly 60,000 new systems being commissioned every year are continually enlarging this foundation, paving the way for profitable business development.

Over the next few years, we'll continue to rigorously expand our position as a leading provider of intelligent building technologies. Our Total Building Solution (TBS), which intelligently automates and networks all building technologies into a single integrated system, will play a key role here. This innovative platform reduces costs over a building's entire lifecycle and maximizes flexibility during renovations and upgrades.

# OSRAM

We create lighting solutions for all areas of modern life. Reflecting our special focus on illumination, visualization and sensor technology, our extensive portfolio includes not only lamps and optoelectronic semiconductor light sources such as light emitting diodes (LEDs), LED luminaires and systems but also electronic control gear and light management systems.



Martin Goetzeler
CEO

www.osram.com

Consuming about 19 percent of the world's electricity, artificial lighting accounts for a significant portion of today's $CO_2$ emissions. The use of energy-efficient lamps, LEDs and intelligent light management systems would cut this figure by more than a third, saving more than 900 billion kilowatt-hours of electricity – the amount consumed in Japan in one year – and slashing $CO_2$ emissions by more than 450 million tons. Energy-efficient products and systems now generate 60 percent of our total revenue – and we intend to boost this figure to 80 percent over the next ten years.

That's why we're focusing on LEDs – the energy-efficient light source of the future. As a world leader and a key player in the LED market, we're continuously investing in research and development. And our efforts are paying off: we now have one of the largest patent portfolios in our industry. In the laboratory, we've set world records for LED brightness and efficiency. Potential uses for super-bright, high-efficiency LEDs include general lighting, vehicle headlights and all applications requiring extremely large, powerful LEDs. Together with our project partner, the Fraunhofer Institute, we were awarded the 2007 Prize for Technology and Innovation by German President Horst Köhler for our role in developing thin-film technology. This promising new technology makes it possible to create larger illuminating surfaces using LEDs.

We're the first lighting manufacturer in the world to offer a sustainable lighting solution for off-grid communities. Residents along the shores of Africa's Lake Victoria, for example, are benefiting from this technology. Instead of environmentally harmful kerosene lamps, local fishermen are now using our compact fluorescent lamps and LEDs. Batteries for these energy-saving, ecofriendly lamps as well as for other devices can be recharged cheaply at a specially built solar-powered energy hub.

We offer energy-saving alternatives for all lighting applications – including innovative products such as energy-efficient halogen lamps and advanced high-pressure discharge lamps, which are used primarily for commercial applications. To further expand our production capacities for energy-saving lighting solutions – particularly for the high-growth markets of Asia-Pacific and Latin America – we're building new plants to manufacture compact fluorescent lights and LEDs in China, India and Malaysia.



# Industry Solutions



Jens Michael
Wegmann
CEO

We're a leading provider of systems for industrial plants and infrastructure systems worldwide. Leveraging innovative products and process technologies, we not only build and commission state-of-the-art plants and systems for end customers but also operate and maintain industrial facilities over their entire lifecycles.

www.siemens.com/industry-solutions

With our intelligent solutions and services, we're creating measurable customer value. Our people possess the outstanding expertise in processes and technologies needed to increase productivity, quality and competitiveness. Our comprehensive solutions for the water, iron and steel, mining, infrastructure, pulp and paper, cement and shipbuilding industries are enabling customers in those areas to reduce their environmental footprint and conserve resources.

Water is a prime example of the success of our approach. Leveraging in-depth process expertise and cutting-edge products for integrated water processing – covering everything from water supply, treatment and reuse to closed-cycle systems, ultrapure water production, effective wastewater management and sludge residue treatment – we're helping municipalities and industrial companies meet their needs over the entire water cycle.

In the steel industry, we're supporting customers' long-term competitiveness by decreasing their dependence on existing sources of raw materials, cutting their costs through process optimization and helping them reduce their environmental footprint on a sustainable basis through the development of innovative processes and technologies. Our lifecycle support services – which encompass everything from initial consulting, planning and training to the implementation of IT solutions – maximize plant availability, minimize downtimes and optimize productivity. Plant monitoring, proactive maintenance and rapid spare-parts supply round out our service offerings.

Our integrated approach has already made our Metals Technologies, Water Technologies and Industrial Technologies Business Units world leaders in their areas. Standardized solutions based on Siemens products, systems and processes – coupled with a growing worldwide demand for ecofriendly, resource-saving solutions, system upgrades and support services for plants throughout their entire lifecycles – will drive our growth and market penetration in the future.

## Mobility

Our portfolio includes everything from control systems for rail and road traffic, airport logistics solutions and postal automation systems to rail electrification, rail vehicles for rapid transit, regional and long-distance networks, and future-oriented services.



Hans-Jörg Grundmann
CEO

www.siemens.com/mobility

Increasing urbanization, booming megacities, climate change and aging societies around the globe are creating challenges that can only be met with integrated solutions. To safeguard mobility in tomorrow's world, high-performance transportation and logistics solutions for integrated traffic systems will be indispensable – solutions of the kind that Siemens, with its innovative technologies, has been providing for 160 years.

Today, integrated solutions for safe, economical and ecofriendly passenger and freight transportation are our hallmark. With our *Complete mobility* approach, we're linking transportation systems to move people and goods more efficiently. Even where a variety of systems already exist, they're rarely incorporated into a comprehensive structure. Building on our wide array of transportation and infrastructure technologies, we're now also providing solutions that network various systems. This approach will be the key to mastering tomorrow's mobility challenges while minimizing environmental impact.

London offers a striking example of how an intelligent mobility solution can work. Initially, the city substantially increased the number and frequency of modern commuter trains and optimally integrated regional rail traffic into the local mass transit system. In a second stage, a congestion charge scheme was introduced for the city center. Our involvement in the project included supplying the cameras and infrastructure equipment for monitoring traffic and collecting fees. The system is cutting $CO_2$ emissions in the English metropolis by around 150,000 tons a year and reducing traffic volumes by 15 percent, or some 60,000 cars a day. It's estimated that 50 to 60 percent of all car commuters have switched to public transportation, substantially reducing harmful emissions as well as noise levels.

We're solidly positioned for the future: the demand for intelligent transportation solutions is steadily growing, and we boast a more comprehensive cross-industry portfolio than any of our competitors worldwide. Following the Company's recent reorganization, we now combine solutions for rail systems and intelligent traffic management systems under one roof.

## Energy

# Outstanding growth opportunities for renewable energies

www.siemens.com/energy

"The Energy Sector's strong position along the entire energy conversion chain – from oil and gas production to power generation, transmission and distribution – is creating outstanding opportunities for growth."

Wolfgang Dehen, Energy Sector CEO



We're the world's leading provider of products, services and solutions for power generation, transmission and distribution as well as for the extraction, conversion and transport of oil and gas. Our innovative technologies are enhancing efficiency in the industries we serve and substantially reducing carbon dioxide emissions.

By systematically leveraging synergies across the Company, we're gaining decisive competitive advantages that are consolidating the Energy Sector's leading position in growth markets. For example, we've incorporated SIMATIC process control systems from the Industry Sector into our control technologies for high-voltage direct-current transmission lines. Conversely, technologies from the Energy Sector are creating added value in the Industry and Healthcare Sectors. A prime example is the Mobility Division's use of our power transformers and other electrical equipment in its rapid-transit and mainline trains.

Drawing on our broad portfolio, we intend to exploit our outstanding growth opportunities to the full, particularly in the field of renewable energies.

Products and solutions – Energy Sector Page 45. Fossil Power Generation Page 48. Renewable Energy Page 49. Oil & Gas Page 50. Energy Service Page 51. Power Transmission Page 52. Power Distribution Page 53.


How can we deliver cleaner energy today?



The Siemens answer: An efficient energy conversion chain with the world's most efficient combined cycle gas turbine, saving up to 40,000 tons of $CO_2$.

Delivering environmentally friendly energy means: generating and transmitting power more efficiently while enabling a reliable distribution. Being the only company worldwide that offers solutions covering the entire energy conversion chain, we develop innovative ways to reduce emissions: for instance our newest gas turbine which will enable the combined cycle plant in Irsching, Germany to save up to 40,000 tons of $CO_2$ per year while powering a city of 3 million people.
www.siemens.com/answers

Answers for the environment.

SIEMENS



Gerald Doucet, World Energy Council

"Fossil fuels will continue to be a part of the energy mix for well into the 21st century. But more and more sources of renewable energy will be added. We need both, fossil and renewable fuels. Thanks to innovative technologies we will be able to produce energy in the most ecologically friendly way, thus reducing emissions.

One of the challenges we're facing today is the increasing number of megacities with more than 25 million inhabitants each. There, energy is needed in huge quantities and has to be transported to the right place at the right time. The energy transmission systems of the future are absolutely critical for this."

"We have the energy to save the planet."

Gerald Doucet

# A record-setting turbine

The world's largest gas turbine in Irsching, Germany

As worldwide demand for energy soars, increasing amounts of electricity must be generated – and the processes used must be as ecofriendly, economical and efficient as possible. We're meeting this challenge with gas turbines that are setting new industry benchmarks for efficiency and performance. The German utility E.ON is currently testing the world's most powerful and environmentally compatible gas turbine at its power plant in the Bavarian town of Irsching. The turbine generates a world-record 340 megawatts, enough electricity to power a city the size of Barcelona. When the standalone test phase is completed, the unit will be expanded to become a combined cycle power plant that uses exhaust gases to generate additional electricity. In combined cycle operation, the plant will attain an efficiency of over 60 percent. Compared with today's top ratings of more than 58 percent, this may seem like a small improvement. But it will cut the facility's $CO_2$ emissions by 40,000 tons a year and, thus, make a substantial contribution to climate protection. Making it all happen are products and systems from Siemens – innovations like computer-optimized turbine blade design and innovative materials that enable blades to withstand extremely high temperatures.



"Here in Irsching, we've built the world's largest gas turbine. When the turbine is linked up to the existing power plant, it will supply nearly three million people with electricity."

Hans-Otto Rohwer, Energy Sector





# Transporting energy under the sea

The Basslink undersea cable connection in Australia and the Greater Gabbard wind farm in the UK

Energy sources are not always located where they're needed. The Australian state of Victoria, for example, relies on ecofriendly hydropower generated 295 kilometers away on Tasmania. Thanks to our outstanding technological expertise, the island is now linked to Victoria via Basslink, one of the world's longest undersea power cable connections. The link uses a high-voltage direct-current (HVDC) transmission system developed by Siemens. As the project's consortium leader, we're responsible for the entire HVDC system and all its key components. Huge amounts of power can now be efficiently transported not only over long distances but also in two directions: during dry periods, when Tasmania's reservoirs are too low to generate power, Basslink transports electricity from the Australian mainland to the island.

Within a few years, an advanced undersea grid connection from Siemens will also be transporting energy to the UK, where we recently won a contract to link the Greater Gabbard offshore wind farm to the national power grid. When completed in 2011, Greater Gabbard will produce 504 megawatts of electricity from 140 Siemens wind turbines. The farm, which will be the world's largest offshore wind turbine installation, is being built in the North Sea, 25 kilometers off the coast of Suffolk. To link Greater Gabbard to the UK grid, Siemens is constructing two high-sea platforms with a transformer substation on each. The electricity generated in the farm's turbines will be concentrated at each platform and then transported to the coast via undersea cable. The Greater Gabbard project demonstrates the exceptional range of our unique wind power portfolio – which encompasses everything from the manufacture and supply of high-tech wind turbines and the installation of high-efficiency grid connections for offshore wind farms to the preparation of preliminary network studies.



# Harnessing the wind

## The Lillgrund offshore wind farm in Sweden

With world energy consumption rising, fossil fuels becoming scarcer and more expensive and climate change making a growing impact worldwide, the share of renewables in the energy mix will have to be increased. Since wind power is a key source of renewable energy, we're ideally positioned for success.

Our pioneering technologies and comprehensive know-how have made us the world leader in offshore wind turbines. We're the only single-source supplier of both wind power technology and infrastructure for grid connections. In one recent project, we not only delivered, installed and commissioned 48 wind turbines at the Lillgrund wind farm but also provided an intelligent solution for linking the facility to Sweden's national grid. With an overall capacity of 110 megawatts, the wind farm is now supplying reliable, ecofriendly electricity to 60,000 Swedish households.

# Electricity generated using solar energy

## Steam turbines for solar thermal power plants in Spain

Solar energy is emission-free, and over the long term it has the potential for meeting the entire energy demand of humankind with ecofriendly power. Solar thermal power plants generate electricity using solar energy. In principle, they function in exactly the same way as conventional steam power plants but have one important difference. The steam required to drive the turbine is not generated by the combustion of fossil fuels but with the aid of solar energy: in solar thermal power plants, mirrors focus the incident solar radiation and thus heat a heat transfer agent. Steam is then raised in heat exchangers to drive a turbine-generator. We're the market leader in steam turbines for solar thermal power plants – one of the fastest-growing power plant markets. In the last five years, we've secured orders for more than 45 of these steam turbines specially adapted for solar thermal projects – for example, the parabolic-trough power plant Nevada Solar One (64 megawatts) in the U.S. and Andasol 1 and 2 (each rated at 50 megawatts) in Spain. After startup, Andasol 1 will generate over 157 gigawatt-hours of solar power annually – enough electricity to meet the annual energy demand of around 50,000 households.





# Fossil Power Generation



Michael Süß
CEO

Highly efficient products, systems and solutions for power generation based on fossil fuels comprise our core business. Our portfolio ranges from turnkey power plants and their key components – such as gas and steam turbines, generators and instrumentation and control systems – to fuel gasifiers.

www.siemens.com/energy

Efficient, reliable, climate-friendly power generation is vital for continued global economic development, and demand is soaring around the world. By the year 2030, annual electricity consumption worldwide is expected to have nearly doubled, from today's level of 20,000 billion kilowatt-hours. With our innovative technologies and products, we're pushing the limits of power plant efficiency and helping strike a viable balance between climate protection, supply security and cost-efficiency in power generation. We're currently testing the world's most powerful gas turbine, which will achieve an efficiency of over 60 percent in combined cycle operation. Compared to today's combined cycle plants, which have an efficiency of 58 percent, these groundbreaking turbines consume substantially less fuel, cutting $CO_2$ emissions by 20,000 tons a year. What's more, our flexible high-efficiency combined cycle plants support the integration of renewables in the energy mix; with their quick response times, they can compensate for fluctuations in electricity supplies from renewable sources such as wind power.

Our offerings encompass virtually the entire range of state-of-the-art power plant technologies for fossil fuels – including key components such as gas and steam turbines, generators and instrumentation and control systems for high-efficiency combined cycle and coal-fired power plants. With our coal gasifier technology and our products and components for carbon capture in flue gas, we provide all essential components for low-$CO_2$ power plants with underground $CO_2$ storage. We operate in the most important regional markets through equity investments and joint ventures, including Shanghai Electric Corporation in the Chinese power plant market and Power Machines, Russia's leading power plant supplier. We're also active in the nuclear power plant sector with our stake in AREVA NP.

Today, we're one of the world's leading energy technology providers. With our global organization, our unmatched power of innovation and our extensive portfolio of products and solutions, we're ideally positioned to serve the dynamically growing fossil power market.

# Renewable Energy

Our business is renewable energies: we build wind turbines and tap the power of the sun. Already the world's leading supplier of offshore wind farms, we're focusing on the continued expansion of our wind power activities.



René Umlauft
CEO

www.siemens.com/energy

We develop and manufacture turbines for wind farms, with over 7,000 turbines installed worldwide. Our core competencies include the development of rotor blades, which we produce using our unique, patented IntegralBlade technology. A complete range of turbine services rounds out our wind power portfolio. In the field of photovoltaics, we provide solar farms on a turnkey basis. We're also active in the hydroelectric market via a 35 percent stake in Voith Siemens Hydro Power Generation. Entering the wind power business only in 2004, we quickly captured a leading market position. Today, we're the world's No. 1 supplier of offshore wind farms. Our innovations and reputation as a manufacturer of highly reliable wind turbines are enabling us to exploit rapid market growth, build up market share and widen our competitive lead faster than ever before.

Leveraging our culture of innovation, we're continually increasing the output and profitability of our wind turbines. For the world's largest wind farm – the 504-megawatt Greater Gabbard project off the east coast of England – we're supplying advanced, low-maintenance turbines with a capacity of 3.6 megawatts. Manufactured in series production, these turbines are currently the largest in commercial use. We've also developed rotor blades of 49 meters in length that can drive 2.3-megawatt turbines even in medium winds, substantially improving energy yields at such locations. In our ongoing quest to enhance wind turbine efficiency, we've reached another milestone: we're now testing the first prototype of a Siemens wind turbine that works without a gearbox. By increasing reliability substantially and thereby minimizing maintenance, this innovation will cut costs and improve efficiency.

We intend to further intensify our activities in new markets like China and India. The market for weak-wind turbines also offers outstanding growth potential. We expect the wind power market to grow roughly 17 percent a year. By expanding our production capacities in the wind power business and focusing on new market opportunities for other renewables, we're pushing the targeted development of our business and profiting from market growth driven by climate change and the rising demand for energy.



# Oil & Gas



Frank Stieler
CEO

Our portfolio covers a full range of products and solutions for extracting, transporting and processing oil and gas. We also supply automation and control technologies, power distribution and water management systems, and integrated IT solutions. In addition, our offerings include components and systems for generating electricity for industrial companies and public utilities as well as compressors and drives for the process industry.

www.siemens.com/energy

With fossil fuels like oil and gas growing scarcer, the question of how they can be more efficiently extracted, transported and processed is a major challenge. And we have an answer: our innovative "all-electric oil and gas" approach. In conventional systems, the compressors used to extract, transport and process oil and gas are driven mechanically by gas turbines. When these turbines are replaced with electrical drives and the electricity required is generated at a central combined cycle power plant, overall process efficiency can be boosted from around 20 percent to nearly 50 percent – slashing fossil-fuel consumption while minimizing downtime for maintenance.

We provide the key components for extracting oil and gas – including compressors and drives such as electric motors, gas and steam turbines, all the necessary electrical equipment, and automation and control solutions. These offerings solidly position us to serve the needs of a global energy industry that will continue to depend on fossil fuels in the coming decades. As energy resources are increasingly tapped in remote or extremely challenging regions such as in the polar seas and beneath the ocean floor, the need for advanced, exceptionally robust technologies will grow. We're setting industry benchmarks in these areas with our innovative solutions. In addition to our products and systems for the oil and gas industry, we offer gas and steam turbines for industrial applications. Our gas turbines have capacities of up to 50 megawatts, while our steam turbines generate up to 250 megawatts. We also supply steam turbines specially designed for use in solar thermal power plants.

Driven by the rising demand for energy, our market is growing at six percent a year. To meet this demand, we're steadily strengthening our position in the global market by making major investments, like our new €100-million test center in Duisburg, Germany, where we can simultaneously test six complete compressor trains weighing up to 700 tons apiece. By continuously expanding our R&D activities and production capacities, we expect to achieve above-average profitability over the next few years.

# Energy Service

We offer a complete spectrum of performance enhancement and maintenance services for gas and steam turbines, generators, compressors and entire power plants as well as air pollution control systems and services.



Randy H. Zwirn
CEO

www.siemens.com/energy

Using state-of-the-art systems diagnostics and technologies, we ensure the operating reliability of our customers' components and complete power plants. With operational performance data from our remote monitoring systems, we identify and eliminate minor problems before they become major ones. In addition to keeping plants running, we enhance their efficiency and thus cut costs for our customers. For example, the use of prefabricated core elements in electrical generators is reducing downtime for retrofitting by as much as 50 percent. And boosting the efficiency of older units through advanced technology is also becoming more important. For instance, by increasing the capacity of a 700-megawatt power plant by 30-40 megawatts, we substantially improve plant profitability while reducing $CO_2$ emissions.

Our comprehensive offerings range from maintenance and repair services to the replacement of components – including everything from gas turbines, steam turbines and generators for large-scale and industrial power plants to compressors used in the oil and gas industry. Our global service network, which responds quickly and efficiently to all customer needs, provides a full range of services for all the turbo machinery components used in oil and gas and fossil power generation applications. An array of air pollution control systems and services rounds out our portfolio. For example, by removing $NO_x$ and $SO_x$ from exhaust gases, our environmental solutions are making power from coal-fired plants more ecofriendly and economical. Overall, our portfolio is helping slow, stop and even reverse the increase of greenhouse gas emissions.

By providing services for a global fleet of gas and steam turbines with a total generating capacity of 680 gigawatts – about 20 percent of the output of all large-scale and industrial power plants worldwide – we're laying a solid basis for future growth. With long-term service agreements for power generating units at nearly 500 locations worldwide, we're maximizing plant availability and competitiveness. There's also growing demand for solutions that extend the life of older facilities by adapting them to new efficiency standards. This trend is especially important for our business since there are more than 1,000 steam turbines worldwide in plants built more than 20 years ago. In addition, we offer customized services on all continents via a comprehensive network of regional service centers. Innovative solutions for maximizing reliability and efficiency are the primary reasons why customers choose our services.



# Power Transmission



Udo Niehage
CEO

Our portfolio includes complete solutions for high-voltage power transmission, products and systems for high-voltage switchgear, and transformers. In direct-current and alternating-current transmission systems, our innovations are shaping industry developments.

www.siemens.com/energy

Efficient high-voltage direct-current (HVDC) power transmission lines are indispensible for transporting large amounts of electricity over long distances with minimum loss and thus for transmitting power from renewable energy sources in remote locations to distant consumer centers. With our 800-kilovolt HVDC line – the world's first transmission system in this performance class – we're linking hydropower plants in western China with the country's densely populated east coast. Another innovative solution is our HVDC Plus system – which efficiently connects offshore wind farms with mainland power grids, provides electricity for offshore oil and gas platforms and links regional grids. For our customers, this groundbreaking technology means far greater reliability and efficiency and is an important contribution to sustainable power supplies.

Our offerings span the entire field of high-voltage power transmission, including not only HVDC transmission systems but also products and systems for high-voltage switchgear. Also included in our portfolio are innovative reactive current compensation systems for alternating-current grids that increase transmission capacity and improve grid stability. In addition, we provide turnkey installations such as substations and a comprehensive range of distribution and power transformers, smoothing reactors for HVDC transmission, furnace transformers, converter transformers, inductors and vehicle transformers for locomotives.

As the leading supplier to the global power transmission market, we're in an outstanding position to continue expanding our presence in this dynamic environment. Three major trends will drive market growth: the expansion of grid infrastructure in booming regions like China and India; the gradual replacement and upgrading of aging transmission systems in most industrial nations; and the provision of new low-loss transmission systems for transporting growing quantities of power from renewable energy sources – which are generally stationary – to distant load centers. Our broad range of products, systems and solutions and our worldwide presence are allowing us to actively shape developments in the power transmission market.

## Power Distribution

Our array of worldwide offerings includes components and solutions for energy automation, medium-voltage distribution systems and a wide range of services for power transmission and distribution grids and electrical systems.



Ralf Christian
CEO

www.siemens.com/energy

Power distribution grids have great potential for improved efficiency – benefiting the bottom line and the environment alike. One of our innovations, SIPLINK – a medium-voltage direct-current grid link – can connect distribution grids with differing parameters. For example, a ship with a 60-hertz electrical system can connect to a 50-hertz shoreside power grid, eliminating the need to run the vessel's engines in harbor to generate on-board power – and reducing $CO_2$ emissions by up to 12 tons per ship per day. The Smart Grid, an intelligent network for which we are providing all the key products and solutions, is expected to redefine the future of power distribution. The system, which synchronizes and controls itself, enables customers to feed energy into their grids from various generating sources. Smart Grids also respond to specific situations. For example, they automatically boost power flows when loads increase. What's more, they enable real-time communication between consumers and utilities, allowing more efficient use of grid capacity.

Our portfolio covers the entire medium-voltage range – from under one kilovolt to 52 kilovolts. As the global market leader in energy automation systems, we support customers with innovative protection and automation technology for all types of power transmission and distribution grids. With our air- and gas-insulated medium-voltage switchgear and equipment, we're a preferred partner to utility companies. We also offer a full range of services for transport and distribution grids. Our technical services for systems and components and our grid planning service are among the best in the world.

We're expanding our leading industry position worldwide by making further investments, particularly in high-growth regions outside Europe. Growth in the global energy market is being fueled by demand from conventional power utilities and, increasingly, from companies in energy-intensive industries – like oil and gas, chemicals and metalworking – as they build up their power infrastructures. As the world's installed base of power distribution systems ages, demand for services, upgrades and replacements will also grow. At the same time, the massive development of renewable energy sources will drive major investments in existing grid infrastructures. In growth markets such as China and India, we're supporting the rapid expansion of power infrastructure with our products and services.

## Healthcare

# Integrated solutions are advancing patient care

www.siemens.com/healthcare

“We're dedicated to providing innovative healthcare products, solutions and services that enable clinicians to deliver more efficient, higher-quality patient care.”

Hermann Requardt, Healthcare Sector CEO



We provide innovative products, comprehensive solutions and highly responsive services across the entire healthcare continuum, including prevention, early diagnosis, therapy and ongoing care. By combining the most advanced laboratory diagnostics, imaging systems and healthcare information technology, we enable clinicians to diagnose disease earlier and more accurately, making a decisive contribution to improving the quality of healthcare.

As the world's population continues to grow and age, healthcare providers are facing increasing challenges when it comes to providing high-quality, affordable care. Through our integrated capabilities, we're helping make information exchange and patient and clinical workflows more efficient and beneficial – for both patients and doctors in practices and hospitals alike.

Our growing investments in research and development will enable the further expansion of our innovative capabilities and ensure that we can continue offering clinicians valuable products and solutions. Hospitals around the world are acknowledging our innovative power. For example, two facilities in Korea – the Catholic Medical Center in Seoul and Pusan National University Hospital in Yangsan – recently ordered a total of 114 medical systems, including comprehensive service plans. The contracts encompass leading-edge technologies for radiology, nuclear medicine, oncology, cardiology and emergency medicine – enabling our customers to deliver improved-quality, patient-focused, highly efficient care.

Our innovative strength is also setting us apart and creating value for our customers in the U.S., where healthcare providers and facilities are facing dramatic reimbursement cost pressures. In this situation, it's particularly crucial for hospitals and doctors' offices to have trendsetting technologies. Faster and more accurate than older technologies, our new systems are delivering cost benefits, thereby ensuring a decisive advantage in an increasingly competitive environment in healthcare delivery.

Our goals for a successful future are clear: we want to further enhance customer excellence by partnering with our customers and maintaining our innovative edge. In combination with a clear focus on profitable growth, we're confident in our ability to continue leading the industry to unprecedented heights.

Products and solutions – Healthcare Sector Page 59. Imaging & IT Page 62. Workflow & Solutions Page 63. Diagnostics Page 64.


How can we get a rapid diagnosis right here?



## The Siemens answer: The world's first pocket ultrasound system. For instant insight.

With our highly efficient and innovative imaging systems, we provide what modern medicine needs. And we offer it when and where it's needed most. The ACUSON P10™ ultrasound system provides visual information at the first point of patient contact – reducing delays, when time can be a matter of life and death. www.siemens.com/answers

Answers for life.

SIEMENS



Dr. Ralph Weissleder, scientist

"Our existing healthcare systems are unable to cope with population growth and in particular with the challenges of an aging society. Costs are skyrocketing, with the effect that health may become unaffordable really fast. The key for success is in being able to detect and treat illnesses much, much earlier than we do now. On the one hand, this would improve both the chances for complete recovery and the patients' quality of life. On the other hand, a big part of the costs incurred for treating developed illnesses could be saved.

In medicine and biology, completely new ideas for innovative solutions are being developed – on a molecular level. Thanks to these innovative technologies, illnesses can be diagnosed at an earlier stage so that many medical interventions and treatments will no longer be necessary. These technologies are the basis for an individual treatment that's tailored to the needs of each individual patient."

## "Preventive medicine is the recipe for a healthy future."

Dr. Ralph Weissleder

# Immediate help – Wherever it's needed

## Quick on-site diagnosis enables prompt treatment

The sooner an illness or injury is diagnosed, the better the chances for a complete recovery. A fast, precise, reliable diagnosis is the key to determining the right therapy and avoiding unnecessary medical interventions. Often, it's imaging techniques that provide doctors with vital diagnostic information.

That's why Siemens developed the ACUSON P10, a handheld ultrasound system that makes it possible to initiate treatment quickly in emergency situations – minimizing delays when time can be a matter of life and death. Using this mini-ultrasound device, doctors can quickly assess a patient's condition, anytime and anyplace – whether in the intensive care unit, the outpatient department or a helicopter. Delivering sharp images instantly, the highly versatile ACUSON P10 expedites emergency assessments and initial diagnosis, making it particularly useful for acute care.

This handy little device is a great example of the ways in which Siemens is opening up new horizons in early detection and diagnosis with a broad range of imaging systems.





# Many paths leading to a common goal

## A new holistic approach in the fight against cancer

When it comes to cancer, early detection and treatment is undoubtedly the best medicine. That's why we're coordinating our efforts to combat this life-threatening disease, closely linking early diagnostics with focused therapies. Our advanced laboratory tests facilitate the early diagnosis and treatment of prostate carcinomas, for example, while our innovative mammography methods ensure that no time is lost in breast cancer therapy. Our high-resolution, contrast-agent-enhanced imaging methods pinpoint tumors, maximizing diagnostic accuracy and enabling the most appropriate therapy to be determined. What's more, lab tests and imaging processes based on our technologies can also be used to document the effects of treatment and monitor any recurrence of disease. The seamless integration of new laboratory and imaging technologies, supported by highly efficient information technology, is improving patient outcomes immensely.

# Making information available when and where it's needed

## The web-based electronic patient record

In healthcare, vast amounts of administrative and medical data are generated for every patient: medical histories, ECGs, X-ray and other clinical images, lab test results, diagnostic findings and much more. How can doctors be granted fast, secure access to this vital data at any time? With our intelligent healthcare IT solutions and consulting services. We're improving patient outcomes by providing solutions that optimize workflow across the entire healthcare continuum in hospitals of all sizes. For the numerous hospitals belonging to Rhön-Klinikum AG in Germany, for instance, we cooperated with the clinic-operating company to develop a web-based electronic patient record system. All relevant data for consenting patients is stored in the system, which can be accessed not only by hospital facilities but also by external medical practices. This cutting-edge solution supports decision-making on diagnosis and therapy, saves time and reduces costs – enabling doctors and nursing staff to concentrate more fully on care delivery.



# Innovative methods of early detection

## Combining leading-edge laboratory and imaging technologies with healthcare IT solutions

Serious illnesses often go unnoticed until treatment becomes difficult or even impossible. That's why it's all the more important to detect disease early – so that children grow up healthy and adults stay healthy longer.

We're the first fully integrated diagnostics company in the world, bringing together in-vitro laboratory diagnostics, in-vivo medical imaging and healthcare information technology solutions.

The key to improving diagnoses and treatment is molecular medicine, which enables processes inside the human body to be understood on the cellular and molecular levels. Illnesses can then be diagnosed earlier and a more personalized treatment provided. We're cooperating closely with scientists and doctors to push developments in molecular medicine and ensure that patients will increasingly benefit from advanced methods and processes in this promising field.

Biomarkers – such as disease-specific proteins – play an important role in improving early detection. Siemens is currently developing new markers for the early recognition of cancer and Alzheimer's disease. Advanced imaging systems – like our PET•CT devices – can localize these markers and trace their activity. To enable doctors to evaluate all available information, we've developed GeneSim, an Internet-based knowledge portal. Supplied with patient data, GeneSim searches medical databases around the world to find out which genes and proteins are directly connected with a disease, for example, or which medications may be appropriate. The information extracted by GeneSim is also vital for the development of new tailored medicines. What sounds so futuristic already exists: at the laboratories of Siemens Corporate Technology, this smart Internet platform is already operating successfully.





# Imaging & IT



Bernd Montag
CEO

In modern healthcare delivery, imaging has become one of the essential cornerstones in the daily routine of physicians and other professionals. Diagnostic and therapeutic procedures rely on highly innovative imaging technologies for disease detection, treatment and follow-up that are as safe, patient-friendly and effective as possible.

www.siemens.com/healthcare

The increasing volume and density of patient data and the complex workflows necessary to operate healthcare institutions can be handled only using state-of-the-art information technology that manages, distributes and analyzes the information as required. That's why the success of our customers depends on having the most efficient imaging and IT solutions available. And in the end, this is in the best interest of us all, resulting in improved healthcare quality and cost reductions. Siemens has been the acknowledged trendsetter in imaging for several years. In fiscal 2008, we strengthened our technological leadership with a large number of spectacular innovations. Our Artis zeego imaging system, which uses robot technology to provide unprecedented versatility in interventional radiology suites and operating rooms, is producing breakthroughs in minimally invasive therapies. Our SOMATOM Definition Flash DS system is setting new standards for dose efficiency in computed tomography. Our MAGNETOM ESSENZA magnetic resonance imaging (MRI) scanner, the most affordable 1.5-tesla MRI system on the market, is bringing state-of-the-art imaging to an entirely new customer segment: rural and community hospitals and doctors' offices with tight budgets. Our Biograph mCT, the world's first molecular computed tomograph (CT), offers whole-body PET•CT scanning in five minutes and will make this unique diagnostic tool available for cancer patients worldwide. And our ACUSON SC2000, the first ultrasound system to produce a 3D image of the heart in just one heartbeat, is shifting paradigms in cardiology. Siemens systems are now being used in some 900 million examinations per year worldwide.

Our Healthcare IT solutions provide the "central nervous system" for healthcare enterprises. With syngo, we boast the leading universal software platform for image acquisition, appraisal, administration and archiving. And with Soarian, we offer the only workflow management system which merges, automates and improves administrative, clinical and financial processes in hospitals and doctors' offices. The combination and integration of these systems is the key to tackling the demographic and economic challenges facing modern healthcare delivery. By implementing this approach, we're spearheading developments in our industry.

Leveraging our position as the world market leader in imaging systems and healthcare IT, we're continuously expanding our lead by investing more than ten percent of our revenue in research and development. And these investments are paying off: we file five patent applications for new inventions every workday, and more than 80 percent of our systems are less than three years old.

# Workflow & Solutions

We integrate our Sector's broad portfolio of technologies to create unique solutions for the prediction, prevention and treatment of complex diseases, including cancer, cardiovascular disease and neurological disorders. Our mission is to optimize current clinical best practices and establish new standards of care in order to maximize quality while minimizing costs.



Thomas Miller
CEO

www.siemens.com/healthcare

We're unique in our industry, developing and aligning technologies from a disease-centric and, ultimately, patient-centric perspective – an untapped market of tremendous potential. Our objective is twofold: to create demand by offering cohesive solutions that integrate our portfolio of products and services; and to generate value which exceeds that of standalone products.

Such an approach cannot be created in isolation. That's why we're working with healthcare institutions and clinical experts in academia, research and tertiary care to identify, replicate, automate and continuously innovate global best practices in treating the most common, complex and serious diseases.

Today's global healthcare environment increasingly operates under the intense pressure of pay-for-performance models and quality outcomes measurement. Hospitals certified as centers of excellence for stroke, cardiovascular disease and other illnesses submit to annual audits and provide continuous quality data reporting. This increased scrutiny is not limited to the industry and peer review. Consider the US Government's 2008 landmark decision to provide consumers with hospital outcomes rankings for diseases including pneumonia and myocardial infarction.

In cases of acute coronary syndrome, for example, workflow and clinical accuracy can mean the difference between life and death. Standards established by the Joint Commission on Accreditation of Hospitals in the U.S. stipulate a 90-minute door-to-balloon time for patients exhibiting acute coronary syndrome. Yet emergency room waiting times alone average 50 minutes for patients with chest pains. Our best practice consulting helps customers not just meet the Joint Commission goals but cut treatment times in half. In addition, clinical trials are underway on a totally new workflow leveraging Siemens' innovative blood tests and imaging technologies to accelerate differential diagnosis and minimize treatment risk – saving time, money and lives.

Our organization – including oncology, cardiology, neurology, women's health, urology, surgery and audiology – reflects this disease-centered approach. We also direct the Healthcare Sector's worldwide Customer Relationship Management and Customer Service. With our in-depth knowledge of clinical science and our customers' clinical and business objectives, we're leveraging our unparalleled portfolio of technologies to increase both market share and profitability.



# Diagnostics



Donal Quinn
CEO

We develop and market systems and reagents that generate clinical diagnostic test results using tissue and fluid analysis – a process known as in-vitro diagnostics. This information helps physicians make diagnoses, manage patient conditions and monitor medical therapies in areas such as diabetes, cardiovascular disease and bleeding disorders. Our solutions range from point-of-care applications to hospital, specialty and reference laboratory systems, producing high-quality outcomes that save time, money and lives.

www.siemens.com/healthcare

Clinical laboratory diagnostics is a stable and growing industry. Due to multi-year customer contracts and proprietary reagents for systems, approximately 80 percent of our revenue base is recurring. We expect growth to be spurred by the expanding and aging population, the development of new tests and increasing demand in emerging markets.

Both complex tests and those as ordinary as urine-strip tests have enormous potential: approximately 70 percent of all medical decisions are based on diagnostic test results. With the right diagnostic tools, many conditions such as cancer, cardiovascular disease and kidney failure can be detected at an early stage, making it possible to improve the quality of patient care while lowering healthcare spending. Diagnostic tests are also used to monitor patient therapy – for instance, by tracking the efficacy of anti-coagulant drugs – thus ensuring that patient treatments are having the desired effect.

Our customers benefit from our solutions in several ways. Offering over 900 tests, we boast the industry's largest diagnostic test menu, encompassing dozens of disease states. We also offer a comprehensive portfolio of analyzers capable of serving laboratories of any size, focusing on helping customers improve both the efficiency of their labs and the quality of patient care. Our Dimension family of products is a good example: uniquely integrating the functionality of multiple instruments into a single system, the Dimension family is enabling clinical laboratories to save valuable space, minimize labor costs and reduce the time needed to produce patient test results. The success of this approach is measurable: over the last ten years the share of integrated systems in the U.S. hospital market has grown from zero to 53 percent. Our Division, which was created by the merger of Diagnostic Products Corporation, Bayer HealthCare Diagnostics Division and Dade Behring, produces at least 80 percent of these systems.

The global in-vitro diagnostics market exceeds €20 billion, and, with a 17 percent market share, Siemens Healthcare Diagnostics holds the leading position. We boast nearly 15,000 employees and approximately 30,000 customers. Well over 125,000 of our instruments have been installed worldwide.

# Siemens IT Solutions and Services

We're a world-leading provider of IT services, offering industry-specific IT solutions, the management of complete IT landscapes, systems integration and consulting services – all from a single source.



Christoph Kollatz
CEO

www.siemens.com/it-solutions

Since production processes can consume vast amounts of power, efficient energy use is vital if companies are to cut costs and reduce $CO_2$ emissions. Our decentralized energy management systems enable customers to tailor the planning and control of power generation and consumption to their specific needs – thereby increasing overall data transparency, facilitating proactive and efficient business operations and benefiting the environment.

To keep pace with developments in today's competitive world, business and administrative models must be constantly updated. It's also necessary to cut costs, manage complexity, accelerate processes and strengthen customer relationships. With our extensive portfolio of innovative IT solutions and services, we're helping companies and public authorities master the challenges of today – and tomorrow.

As part of a global, integrated technology company, we understand industrial and administrative processes from the ground up. Combining IT know-how, expertise in a wide range of technology fields and a comprehensive knowledge of our industry, we cooperate with the three Siemens Sectors to offer fully integrated, customer-specific IT solutions that intelligently network production and management levels. Public authorities, financial service providers and media and telecommunications companies are also benefiting from our innovative strengths and our skill in implementing complex projects quickly and reliably. Focused on IT services, we're one of the world's top ten providers of IT outsourcing services.

Customer satisfaction drives our business. As our extraordinarily high number of contract renewals testifies, we're a reliable IT partner for the long-term success of both private- and public-sector customers.



# Siemens Financial Services (SFS)



Dominik Asam
CEO

With some 1,900 employees, we're an international provider of business-to-business financial solutions, serving Siemens and other enterprises through a global network of financial companies.

www.siemens.com/finance

Shifting demographics, increasing urbanization, climate change and globalization are driving investment in energy and water supply, mobility, infrastructure, security and healthcare – all areas in which our intelligent financing models are supporting vital investment projects. The medium-term refinancing of new energy-efficient technologies through energy savings is a prime example of our innovative approach. The financing of infrastructure projects through public-private partnerships is also gaining in importance. Investing our own capital, we recently contributed to the successful implementation of two such projects: India's Bengaluru International Airport and the Particle Therapy Center in Kiel, Germany.

Our business strategy has three main goals: to boost Siemens' sales by offering a wide array of financial solutions, to achieve profitable growth in our business with non-Siemens clients in order to strengthen our competitiveness and to further expand our role as a center of competence for financial risk management at Siemens.

We address customer needs with tailored solutions based on our expertise as a provider and purchaser of financial services. Our offerings include everything from sales, investment and working capital financing to treasury services, fund and pension management, insurance solutions and venture capital financing.

Like our customers, we aim to create value and enhance competitiveness. To achieve these goals, we rigorously leverage all our strengths: global presence, in-depth market knowledge, financial expertise coupled with industry know-how, effective long-term risk management, efficient processes and professional project management.

Even in the current financial crisis, we expect to further expand our profitable business as a reliable financing partner by successfully exploiting our solid refinancing base as part of a strong technology company.

# Siemens Real Estate (SRE)

We're responsible for Siemens' international real estate business – managing, operating and optimizing the utilization of the Company's real estate holdings and supporting construction projects.



Zsolt Sluitner
CEO

www.siemens.com/sre

With innovative models for reducing the resource consumption and increasing the energy efficiency of buildings, we're making Company properties profitable over their entire lifecycles. For example, our GreenBuilding initiative, which targets both new and existing buildings, aims to reduce energy and water consumption at key Siemens locations by a full 20 percent by 2011. A building at the Company's Lindenplatz facility in Hamburg shows just how we intend to achieve this ambitious goal. An advanced cooling system installed by our experts has cut the building's water consumption by roughly 10,000 cubic meters a year – a 71 percent reduction. But not only has the system slashed water consumption; it's also reduced wastewater production by 3,000 cubic meters and energy consumption by over 50 percent. Thanks to our efforts, the building is now one of seven Siemens structures in Germany with GreenBuilding certification from the European Commission.

We currently manage some 34 million square meters of land and 17.7 million square meters of building space at over 3,000 locations worldwide. For nearly half this real estate, we have direct business responsibility. Taking into account entire building lifecycles – from requirements analysis and design to the planning, construction, operation, renovation and even demolition phases – our focus throughout new development projects is on resource conservation and efficiency. At our Chinese Regional Company's newly opened headquarters in Beijing, for instance, we've installed an automation and energy management system to optimize the control of all building systems. Equipped with a climate control solution based on high-efficiency heat recovery technology, the building uses 28 percent less energy than its conventional counterparts.

With our flexible real estate strategy and intelligent location concepts, we're helping Siemens tap sales markets worldwide – thereby laying the groundwork for the Company's business operations and providing the infrastructure necessary for the worldwide growth of its Sectors and Divisions. In addition, we're continually optimizing Siemens' real estate portfolio. For example, to reduce our ownership rate at selected locations, we placed several properties on the German market in 2008.



# BSH Bosch und Siemens Hausgeräte GmbH (BSH)



Kurt-Ludwig
Gutberlet
CEO

We're a world-leading supplier of household appliances – with a No. 1 position in Germany and Western Europe and a No. 3 position worldwide. Our broad portfolio of large and small household appliances covers the entire range of individual customer requirements.

www.bsh-group.com

As the world's third-largest manufacturer of household appliances, we have a special responsibility to help mitigate climate change by realizing potential energy savings. Because household appliances account for a large percentage of the power used in private homes, improved product design can make a key contribution to environmental and climate protection. In the poorer areas of São Paulo, for example, we're cooperating with Brazilian utilities to improve the lives of local residents and protect the environment. By ensuring the ecofriendly disposal of old refrigerators – which contain CFCs and FCs and consume huge amounts of electricity – and replacing them with advanced, high-efficiency models, we're reducing energy consumption in the city and combating climate change as well.

With 70 companies in more than 40 countries, we manufacture large and small household appliances at 43 factories worldwide. Bosch and Siemens are the best-selling appliance brands in Europe. Our comprehensive portfolio also includes six specialty brands (Gaggenau, Neff, Thermador, Constructa, Viva and Ufesa), which cater to specific customer needs, and six regional brands (Balay, Lynx, Pitsos, Profilo, Continental and Coldex) that enhance our market profile and occupy leading market positions in their home countries.

Innovation and quality are our key business drivers. In developing new products, we focus on improving performance, convenience and user-friendliness. But boosting competitiveness and increasing customer value are not our only priorities; our technologies are also designed to minimize environmental impact. Transferring know-how across our entire enterprise, we're setting benchmarks worldwide – also in the area of environmental protection – while making a major commitment to sustainable development and the responsible use of natural resources.

# Nokia Siemens Networks

We're one of the world's largest telecommunications infrastructure companies. With our workforce of 60,000 people, we're maintaining our leadership position in all key international markets by empowering our customers to tap the potential of a networked world.



Simon Beresford-Wylie
CEO

www.nokiasiemensnetworks.com

By 2015, we expect five billion people to be connected via mobile, wireless broadband or fixed broadband, opening up unprecedented opportunities for communications service providers. Positioning our customers to realize this potential, we're working with them to develop trailblazing technologies and business models that are spawning innovative solutions and strategies for success. We're also helping customers streamline their business processes to achieve greater operational efficiency, higher margins and faster-than-market growth.

One of the many ways we're connecting people is with Nokia Siemens Networks Village Connection. This award-winning GSM- and IP-based network solution is designed specifically for rural village communities in emerging markets where the rollout and operation of a traditional GSM network would be too costly. As well as being highly cost-effective, Village Connection is easy to deploy and operate. What's more, its novel franchise-based business model makes rural coverage a viable proposition for operators and village entrepreneurs – bringing the benefits of mobile voice and Internet connectivity to people living in remote villages.

Nokia Siemens Networks collaborates closely with both Siemens and Nokia to offer end-to-end solutions for communications service providers as well as public and corporate customers in various industries. Working together, we combine our reliable, secure communications products, technologies and services to create comprehensive solutions specifically tailored to our customers' needs.




Fit4 2010

- Responsible
- Excellent
- Innovative

Our values guide us in everything we do. For us, excellence means combining the highest performance with the highest ethics. And this mindset is reflected in our ambitious goals: to increase our long-term revenue and profitability, improve our cash flow and optimize our capital structure.

Our Company-wide Fit42010 program is helping us achieve these goals by paving the way for:

- a portfolio strategy focused on our strengths in the areas of Industry, Energy and Healthcare,
- a corporate culture that empowers our employees to maximize their performance,
- a global innovation strategy that links technology with business ideas,
- and responsible business conduct that adheres to the highest ethical standards.

With Fit42010, we're creating lasting value for our shareholders and customers while providing answers to the toughest questions of our time.





# Fit42010 – Unleashing the potential of an integrated technology company

The Siemens-wide Fit42010 program is helping us leverage the capabilities of our integrated technology company to create lasting value for our shareholders and customers. Building on our values – responsible, excellent and innovative – we're also striving to become a world leader in performance, transparency and compliance.

To succeed over the long term, companies must set and achieve demanding goals. That's why – following in the footsteps of Fit4More – our Fit42010 program defines ambitious targets for growth, profitability, capital efficiency and cash flow:

- We want to grow Company-wide at least twice as fast as world GDP. This normally means growth of about seven to eight percent, depending on global economic conditions.
- To close the profitability gap to our best competitors, we introduced a new management and organizational structure on January 1, 2008 and set tough new target margin ranges for our Industry, Energy and Healthcare Sectors, their Divisions, and our Cross-Sector Businesses.
- To measure capital efficiency, we're applying the performance yardstick return on capital employed (ROCE). This metric is calculated by dividing income before interest by capital employed. We're aiming for an ROCE of 14-16 percent for the entire Company by 2010 – an ambitious goal in light of our past performance.
- In the area of cash flow, we've set a cash conversion target of "one minus the Company's growth rate." Positive cash flow is vital if we are to make the investments necessary to generate future growth.
- To optimize our capital structure, we're aiming to achieve a ratio of adjusted industrial net debt to EBITDA of 0.8-1.0, depending on our level of profitability.
- Finally, we intend to further optimize our market position by achieving a €1.2 billion reduction in our sales, general and administrative (SG&A) costs by 2010, compared with the figure for 2007.

**People Excellence**

- High-performance culture
- Global diverse talents
- Leadership culture & development
- Expert careers

**top+ Operational Excellence**

Best-in-class for all businesses and functions through

- Open innovations
- Global supply chain management


Customer excellence
Leverage Siemens brand
Performance
Fit4
2010
Leadership and governance structure
Our values: Responsible · Excellent · Innovative

**Portfolio**

- Focus on three Sectors Industry, Energy and Healthcare
- Stringent resource allocation
- Focus on organic growth and leveraging past acquisitions

**Corporate Responsibility**

Benchmark in transparency and compliance

- Corporate governance
- Compliance
- Climate protection
- Corporate citizenship

To reach these targets, we can't just rely on the strengths of our individual businesses. We have to unleash the full potential of our integrated technology company. And that's where our four proven drivers – Portfolio, People Excellence, Operational Excellence and Corporate Responsibility – come in:

- **Portfolio:** As in the past, the goal of our portfolio strategy is to capture leading positions with our products and solutions in high-growth markets worldwide. Experience has shown that businesses must be No. 1 or No. 2 in their markets if they are to achieve high operating margins and profitable long-term growth. Having made major acquisitions in the past five years, we're now focusing primarily on generating organic growth in our three Sectors Industry, Energy and Healthcare (see page 78-79).
- **People Excellence:** By attracting the best people worldwide, evaluating and developing our employees on the basis of binding standards, identifying and fostering tomorrow's top managerial talents and key technology experts early on, and grooming our managers for leadership, we're creating a high-performance culture that will ensure our Company's future success (see page 80-81).
- **Operational Excellence:** We aim to remain a leading global player, offering innovative products and solutions while expanding our market presence and increasing our market penetration, particularly in fast-growing regions like Asia. With our SMART initiative, for example, we also want to better serve our customers in a variety of market segments around the world (see page 82-83).
- **Corporate Responsibility:** We do more than deliver innovative, cutting-edge products and services worldwide; we also make major contributions to environmental protection, economic development and public welfare in the communities where we do business. Under the Fit₄2010 program, we're focusing on four areas: corporate governance, compliance, climate protection and corporate citizenship. Compliance-related activities, in particular, are a vital element of corporate responsibility at Siemens (see page 84 ff. and Book II, page 28 ff.).

The Fit₄2010 program has defined clear goals. Now we're doing what it takes to achieve those goals and guarantee Siemens' long-term competitiveness.



# Fit₄2010 – Performance

Fit₄2010 establishes a comprehensive system of targets and indicators for measuring our success. To achieve our overall aim of generating long-term profitable growth, we intend to increase our revenue and profitability, *improve our cash flow* and *optimize our capital structure*.

We're making good progress with our Fit₄2010 program. When adjusted for currency translation and portfolio effects, Company-wide revenue growth in fiscal 2008 totaled nine percent, exceeding our goal of growing at least twice as fast as world GDP.

We've defined our targets for fiscal 2009 and are equipped to meet and even surpass them. The challenges arising from today's four global megatrends – shifting demographics, increasing urbanization, climate change and globalization – are creating major business opportunities that we fully intend to leverage. With our wide-ranging portfolio of innovative, energy-efficient products and solutions, we're already better positioned than virtually any other company worldwide to provide answers to the toughest questions of our time.

When we restructured our Company organization, we raised our target margin ranges at both the Sector and Division levels. We're firmly convinced that business growth is sustainable only when it's profitable. That's why we intend to reach or exceed the profitability of our top competitors in all our business fields. With this in mind, we've raised our target margin ranges for the Industry Sector to 9-13 percent, for the Energy Sector to 11-15 percent and for the Healthcare Sector to 14-17 percent. But it's not just at the Sector level that we've set higher goals: we've also raised the bar for ten of our Divisions. For the Divisions that have not yet achieved their targets, we've taken timely steps to improve their profitability. In the Industry Sector, for example, we've launched the Mobility in Motion project to ensure that our Mobility Division reaches its target margin range of 5-7 percent.

However, to be truly successful, we have to do more than just generate sufficient growth and reach margin targets. What's equally important, we have to ensure that we're achieving a satisfactory ratio between our earnings and the capital we use in our business activities, that these activities are generating a sufficient amount of cash and that we're optimizing our capital structure.

Old structure | New structure

| Margin ranges | | Margin ranges | | Targets achieved | Margin ranges |
|---|---|---|---|---|---|
| Automation and Drives | 12 – 15% | Industry Automation | 12 – 17% | 18.5% | Industry 0 – 13% |
| | | Drive Technologies | 11 – 16% | 13.5% | |
| Siemens Building Technologies | 7 – 9% | Building Technologies | 7 – 10% | 7.8% | |
| OSRAM | 10 – 12% | OSRAM | 10 – 12% | 8.7% | |
| Industrial Solutions and Services | 5 – 7% | Industry Solutions | 5 – 7% | 6.2% | |
| Transportation Systems | 5 – 7% | Mobility | 5 – 7% | (3.9)% | |
| Power Generation | 10 – 14% | Fossil Power Generation | 11 – 15% | (1.1)% | Energy 11 – 15% |
| | | Renewable Energy | 12 – 16% | 11.6% | |
| Power Generation<br>Industrial Solutions and Services | 10 – 14%<br>5 – 7% | Oil & Gas | 10 – 14% | 8.7% | |
| Power Transmission and Distribution | 7 – 10% | Power Transmission | 10 – 14% | 10.3% | |
| | | Power Distribution | 11 – 15% | 11.5% | |
| Medical Solutions | 13 – 15% | Imaging & IT | 14 – 17% | 13.2% | Healthcare 14 – 17% |
| | | Workflow & Solutions | 11 – 14% | 4.4% | |
| | | Diagnostics | 16 – 19% | 7.8% | |
| Siemens IT Solutions and Services | 5 – 7% | Siemens IT Solutions and Services | 5 – 7% | 2.7% | Cross-Sector Businesses |
| Siemens Financial Services | 20 – 23% | Siemens Financial Services*** | 20 – 23% | 31.4% | |

* Best possible comparison with Fit42010 margin ranges of Company organization before January 1, 2008
** Financial results relating to the Energy Service Division are reflected in the Fossil Power Generation Division and the Oil & Gas Division.
*** Return on equity

To measure the relation between our earnings and the capital our businesses use, we've adopted the yardstick return on capital employed (ROCE). We've set an ROCE target of 14-16 percent. In fiscal 2008, our ROCE for continuing operations was 4.8 percent. ROCE development was negatively impacted by a substantial increase in capital employed due to major acquisitions in fiscal years 2007 and 2008. Other factors that burdened our ROCE in fiscal 2008 include our restructuring program for the long-term reduction of our sales, general and administrative (SG&A) costs, provisions associated with the legal settlement being negotiated with public authorities in Germany and the U.S., and the establishment of the Siemens Stiftung.

To determine how much cash our activities are generating, we're applying the metric cash conversion rate (CCR), which is the ratio of free cash flow from continuing operations to income from continuing operations. We've set a CCR target of "one minus the Company's growth rate." In fiscal 2008, our CCR was 3.09.

To achieve a healthy balance between equity and debt capital, we've also set a capital structure target: a ratio of adjusted industrial net debt to EBITDA of 0.8-1.0. At the end of fiscal 2008, this ratio stood at 0.42 for continuing operations.

The introduction of our new organizational structure was a first step toward cutting our SG&A costs. We intend to reduce these costs by €1.2 billion – to €10.9 billion – by 2010. In fiscal 2008, our measures in this connection generated substantial restructuring expenses of €1.1 billion. Our SG&A costs in fiscal 2008 totaled €12.7 billion, or 17.6 percent of our total revenue. This amount includes the larger part of our restructuring costs.



# Fit42010 – Portfolio

Only if we have a portfolio focused on attractive, future-oriented markets can we generate the sustainable, profitable growth needed to increase our Company's value. And that's where active portfolio management comes in.

The aim of our portfolio strategy is to capture and maintain No. 1 or No. 2 positions in profitable high-growth markets. Why? Because our competitive position largely determines the profitability of our businesses: to generate high returns and remain successful even in turbulent business environments, companies must rank first or second in attractive markets – and 70 percent of our businesses already occupy such positions.

Now that we've bundled our activities into the three Sectors Industry, Energy and Healthcare, we're exceptionally well-positioned to profit from today's megatrends: shifting demographics, increasing urbanization, climate change and globalization. Our new setup is also enabling us to further sharpen our focus and streamline our portfolio.

The goal of our portfolio measures remains unchanged: to build on our strengths and be the best owner of all our businesses – that is, the owner who can best maximize their value. This means we have to achieve high profit margins and strong, sustainable growth while actively consolidating our market position, generating attractive returns on capital and remaining a world leader with innovative products and solutions.

We've set clear priorities for the future. Having extensively restructured our portfolio in the last few years, we're now placing special emphasis on generating organic growth, tightening the focus of our portfolio and making selected investments:

- First, we're leveraging the potential of our recent acquisitions. Over the past five years, we've invested more than €20 billion in exogenous growth. Acquisitions like Dade Behring Holdings Inc. (Dade Behring) and UGS Corp. (UGS) have further expanded our range of innovative products and solutions and strengthened our position in attractive future-oriented markets.


Position 1 or 2 in attractive growth markets
Megatrends driving our success
Shifting demographics
Urbanization
Climate change
Globalization
Focus on three Sectors
Industry
Energy
Healthcare
Industry Automation
Drive Technologies
Building Technologies
OSRAM
Industry Solutions
Mobility
Fossil Power Generation
Renewable Energy
Oil & Gas
Energy Service
Power Transmission
Power Distribution
Imaging & IT
Workflow & Solutions
Diagnostics
Cross Sector Businesses
Siemens IT Solutions and Services
Siemens Financial Services

- Second, we're further aligning our portfolio with our three-Sector setup. The sale of Siemens VDO Automotive (SV) to Continental AG was a logical step in this direction. In addition, our Industry Automation Division made a profit on the sale of its wireless modules business, and the divestment of OSRAM's global tungsten business generated a profit as well. We've also found satisfactory solutions for our remaining communications businesses: Siemens Enterprise Communications (SEN) and Siemens Home and Office Communication Devices GmbH & Co. KG (SHC). In The Gores Group, we've found a partner for SEN with extensive experience in the technology and telecommunications area. We assume that – under the management of ARQUES Industries AG – SHC will further enhance its position as market leader in high-end communications solutions. In accordance with our portfolio strategy, we're also selling our 50 percent stake in the joint venture Fujitsu Siemens Computers (FSC) to Fujitsu Limited. Closing is scheduled for April 1, 2009, pending regulatory approval. As part of our previously announced transformation program, all our remaining Other Operations will be integrated into our Sectors or Cross-Sector Businesses, sold, funneled into joint ventures or closed.
- Third, where appropriate, we'll continue to make selected equity investments. Our goal is to create sustainable value through rigorously targeted resource allocation. That's why any future acquisitions we make will have to meet strict financial criteria.

Active portfolio management is an ongoing process, empowering us – as an integrated technology company – to achieve our ambitious goals while delivering innovative products and solutions to our customers and generating lasting value for our shareholders.



# Fit42010 – People Excellence

We're living in an age of transformation. Globalized markets, intensifying competitive pressures and megatrends like shifting demographics, increasing urbanization and climate change are posing ever greater challenges for businesses and society. And only responsible, highly qualified employees who think outside the box can create the trailblazing technologies that will provide the solutions. That's why People Excellence is an indispensible component of our Fit42010 program.

**Corporate change grounded in a values-oriented management and company culture**
Individuals who measure themselves against the best, take responsibility for their actions and demonstrate outstanding commitment and enthusiasm – that's People Excellence. For us, it's both a reality and a goal. A reality because we already boast a unique pool of highly qualified and exceptionally motivated employees all around the world. A goal because we must also address – and help shape – the constantly changing economic, political and social environments in which we operate. Now our task is to develop and implement a high-performance culture that leverages and enhances the strengths of every individual under first-rate leadership. Building on our values – responsible, excellent and innovative – we're fostering a culture that's never satisfied with its achievements but always strives for improvement, for the benefit of our employees and our Company.

**Top achievement through our Performance Management Process**
To do your best, you have to know what you're aiming for. This simple idea underlies one of our key personnel tools: the employee assessments that are part of our Performance Management Process. Implemented worldwide, the process helps our people set clear personal goals and ensures that they receive continuous and open feedback. The assessments, which evaluate individual performance and success, provide the basis for employees' continued professional and income development.

**Our future – Top managerial talents and key technology experts**
A responsible company culture nurtures promising young managerial employees. By identifying tomorrow's leaders today, offering them challenging and rewarding tasks, systematically supporting them and preparing them for managerial positions, we're making a major contribution to sustainable Company success. To safeguard our long-term future, we have to plan ahead. And that means driving People Excellence by constantly fostering the movers and shakers of tomorrow. At Siemens, we refer to outstanding achievers with high leadership potential as our top talents. And it's from this group that many of our future executives will emerge. To date, we've identified over 2,000 top talents – over 500 in fiscal 2008 alone. Fifty-five percent of these budding leaders live and work outside Germany.



However, we need more than highly qualified, responsible managers; we also need excellent technicians and engineers whose ideas can fuel the Company's success. It's the outstanding expertise of our technical experts and their relentless pursuit of innovation – sometimes even in the face of opposition – that have made us a technology leader in many fields. Naturally, we want to give these employees training and development opportunities. That's why we've introduced a career path for key technology experts analogous to that for our top managerial talents. In fiscal 2008, we identified some 335 key experts at the Company.

**Outstanding management through the Siemens Leadership Excellence program**

Only managers who are committed to their goals, who implement the necessary measures and who can inspire others to join them on the road to success can master the challenges of our time and play an active role in shaping the future. The Siemens Leadership Excellence (SLE) program prepares up-and-coming managers for their future tasks by teaching them valuable strategies and familiarizing them with useful management tools, methods and procedures. What makes the SLE program special is that leaders develop leaders. This approach creates a dynamic, worldwide network of managers, allowing knowledge and experience to be shared and multiplied across the Company and filling our management culture with life. Since the program was launched in October 2005, nearly all our senior managers – some 1,100 individuals worldwide – have taken part in SLE courses. We also offer a wide range of training programs for non-managerial employees through the Siemens Learning Campus. Building on our people's qualifications, we support their ongoing personal development in order to help them optimize their performance and master the professional challenges they face.



# Fit42010 – Operational Excellence

Our top⁺ program defines a single standard of excellence for all our actions, products and businesses: to be best-in-class by delivering top performance and outpacing our key competitors worldwide. To achieve this ambitious objective, we're leveraging two of our greatest strengths: our power of innovation and our global setup.

Best-in-class – by applying this yardstick to all our business strategies and activities, we're building on our Company's legacy of over 160 years of achievement. As an outstanding partner to customers around the world, we're setting technology trends and converting innovations into market successes.

To achieve best-in-class, we establish clear, measurable goals for all our businesses and define and rigorously implement the concrete measures required to reach them. For example, our top⁺ program has teamed up with our operating units to develop methods and best practices that are helping us systematically increase revenue and cut costs in order to capture, maintain and expand leading positions in our markets. Benchmarking against the best of the best is now an indispensible part of our Company processes.

**Setting technology trends**

In some 190 countries, our innovations are making customers more competitive. Whether we're engineering the world's first system to fully merge the virtual factory with real-world manufacturing processes, developing gas turbines with an unprecedented efficiency rating of more than 60 percent in combined operation or producing dual-source computed tomography systems that can scan the entire human body in only 20 seconds, innovation leadership is – and will remain – one of our key goals. It's also essential for achieving long-term success. To safeguard our position as a technology trendsetter, we're implementing a clearly defined strategy to:

- intensify our focus on key technologies
- identify technology and application trends and
- translate innovative ideas into marketable products and services.

This three-pronged approach is ensuring that our customers will continue to benefit from the decisive competitive advantages created by our innovative products and solutions far into the future. The success of our trailblazing technologies is reflected in our patent figures. In fiscal 2008

alone, we filed some 5,000 patent applications, making us a world leader in the international patent statistics. Why this focus on innovation? Because we know from experience that only by offering cutting-edge technologies will we occupy leading market positions and reach the above-average profitability required to increase our Company's value.

**Our global setup – Broad market presence and efficient cost structures**
International focus and worldwide commitment have always been a hallmark of our Company. At home in some 190 countries, we generate more than 80 percent of our revenue from sales outside Germany. Contributing revenue of over €14.8 billion, the U.S. is our largest single market. Asia and the Middle East are also key growth drivers. With the help of our global supply chain management system, we're expanding our market presence and market penetration, for example, by moving production close to our customers – an approach guaranteed to increase the efficiency of our cost structures worldwide.

Our targeted SMART (simple, maintenance-friendly, affordable, reliable, timely-to-market) initiative will sharpen our focus on lower and mid-level market segments, where countries like China and India offer tremendous growth potential.

In these segments, a competitive cost structure is vital for success. That's why we're continuing to rigorously localize our entire value chain – everything from R&D, purchasing and manufacturing to efficient sales and distribution.

In a further step to maximize customer proximity, we've set up 20 Regional Clusters worldwide to bundle administrative functions previously performed at the national level, enabling our Regional Companies to focus more intensively on their local customers and sales activities. This reorganization is also optimizing our regional structures, improving the cost efficiency of our processes and helping us reach the cost-reduction targets set by our sales, general and administrative (SG&A) program.

**Targeted initiatives round out *top*⁺**
As part of our *top*⁺ program, we're launching targeted initiatives on topics of crucial importance to our Company's future. The first of these Company-wide initiatives – SMART – will further expand our global presence and help us identify and systematically exploit the potential of high-growth markets. Under the initiative – which also aims to enhance our competitive advantages and drive market penetration in lower and mid-level market segments in particular – we're establishing R&D centers and production facilities in future-oriented markets, tailoring our innovative products and solutions to the unique requirements of the customers in those markets and optimizing every link in our value chain.



# Fit42010 – Corporate Responsibility

Our aim is to achieve continued success and profitable growth while maintaining an unwavering focus on our values – responsible, excellent and innovative. That's why corporate responsibility is one of the four drivers of our Company-wide Fit42010 program. Marshalling our innovative strengths and financial resources, we're helping implement the development goals set out in the UN Millennium Declaration and realize the UN's vision of a sustainable and more equitable global economy.

Sustainable global development is not just the responsibility of governments and nonprofit organizations. With its extensive resources, the private sector also has a vital role to play. But it's essential to have a comprehensive strategy – like the one ratified by the UN in 2000 and incorporated in its eight Millennium Development goals, which place poverty eradication, peacekeeping and environmental protection at the top of the international agenda. Building on its vision of a sustainable and more equitable world economy, the UN is aiming to bring about tangible improvements in social and economic conditions worldwide by 2015.

Leveraging our core competencies as a supplier of public infrastructure systems in the areas of water treatment, energy, mobility and healthcare, we're already making important contributions to the UN effort:

**Protecting the climate with efficient energy supplies**
Climate change is one of the greatest challenges facing the world today. Energy-efficient technologies have a key role to play in the struggle to mitigate global warming and minimize the consequences of the droughts, flooding and other disasters that follow in its wake. We began focusing on these technologies early on and have made combating climate change a cornerstone of our corporate responsibility strategy. Today, our broad range of high-efficiency, ecofriendly energy products and solutions is virtually unparalleled (see The Siemens Environmental Portfolio, page 24).

In the field of renewable energy, our wind farms and steam turbines for solar thermal power plants conserve resources by generating climate-friendly power. Our gas- and steam-turbine power plants achieve up to 60 percent efficiency – a rate that can be boosted to over 90 percent through the use of cogeneration. And by utilizing state-of-the-art power transmission technologies – like our high-voltage direct-current (HVDC) systems – energy loss during long-distance power transmission can be reduced to levels substantially below those achieved with conventional alternating-current transmission systems. We're already implementing such energy-efficient solutions – milestones on the road to green power – in India and China. But the challenges are even more daunting in many developing nations, where basic power, communications, transportation and healthcare infrastructures are still lacking.



In these countries, too, we're actively involved. For example, in 2008, we completed the electrification of two rural areas to the west and south of the Eritrean capital of Asmara. Along the main traffic arteries linking Keren with Barentu and Dekemhare with Adi Keih, we installed 150 power transmission transformers and more than 1,000 kilometers of overhead power lines, connecting some 60,000 households to the local power grid. When the project is completed, more than 40 percent of Eritrea will have electricity – compared to only ten percent previously.

As the winning project in this year's *Be responsible!* competition demonstrates, it's sometimes relatively simple technologies that – when deployed on a large scale – make the biggest contributions to ecofriendly power generation (see page 86).

**Making clean drinking water a reality**
As the world's population grows, so does the demand for clean drinking water. Recent UN studies predict that water consumption worldwide will have increased almost 40 percent by 2025 – a year in which, according to UNESCO, nearly 40 percent of the world's population will be suffering from the effects of water scarcity. In 1990, this figure was only about six percent. Clearly, more efficient use of water supplies is not merely a good idea; it's an absolute necessity. We offer technologies for purifying drinking water and treating process water, industrial wastewater and municipal wastewater – technologies that are already key factors in worldwide efforts to make better use of water resources.

But it's not only large-scale industrial solutions for water and wastewater treatment that make a difference; small-scale projects can also have a big impact. Australia's nonprofit SkyJuice Foundation, for example, is using innovative SkyHydrants to provide clean drinking water in some of the world's most remote regions. With these portable, chemical-free water treatment systems, we're helping curtail the spread of dangerous diseases like dysentery, cholera and typhoid. At an annual cost of less than 20 euro cents per person, SkyHydrants are affordable in even the poorest regions of the developing world.




UMEME
KWA
WOTE

## Umeme Kwa Wote – Energy for All

*Be responsible!* was the motto of the employee corporate responsibility competition that we held once again this year. The winner – a team from OSRAM – impressed the competition jury with a unique ecofriendly solution that delivers lighting to off-grid communities. Some 1.7 billion people around the world lack access to public power grids, and many of them rely on kerosene lamps to produce light. As a result, 77 billion liters of kerosene are burned every year for lighting purposes, releasing over 190 million tons of $CO_2$ into the atmosphere – more $CO_2$ than Finland generates in an entire year. To tackle this problem, an OSRAM team developed an off-grid solution – that is, one that operates independently of the power grid. At its heart is an ecofriendly energy station where batteries for energy-saving lamps and other electrical devices can be recharged at low cost. In a pilot project, OSRAM set up energy stations in Mbita, Sindo and Nyandiwa on the Kenyan side of Lake Victoria and in Nakifuma, about 45 kilometers west

**Education – The key to escaping poverty**
In sub-Saharan Africa alone, approximately 45 million children do not attend school. As a result, almost half the region's young people grow up behind walls of poverty, discrimination and ignorance. The UN is now aiming to make primary education available to all the world's children – girls and boys alike – by 2015. To help achieve this goal, we're supporting UNICEF's Schools for Africa campaign as part of our Caring Hands program. Since July 2006, the Company and its workforce have donated some €650,000 to finance schools in Africa, giving many African children access to education for the first time. In addition, 1,200 Siemens employees are project sponsors, making regular donations to help build schools, purchase school supplies and educate children.

**Information opens the door to economic development**
Another UN Millennium goal is to promote social and economic development by expanding access in developing regions to information and communications technologies. Here, Nokia Siemens Networks is helping with Village Connection Internet kiosks that provide people in remote rural areas, who are often cut off from the outside world, with access to advanced communications tools such as voice, SMS and Internet services. The kiosks also support economic growth in isolated regions by providing the communications channels that local entrepreneurs need in order to set up their own businesses. The Village Connection concept has already been successfully tested in India and Tanzania.

**Improved healthcare worldwide**
We're fostering the UN goals with our healthcare technologies as well. A lack of qualified specialists is often a problem in developing regions, where getting to a doctor or pharmacy is usually very time-consuming and often more expensive for the patient than actual treatment and medication. Hospital buses are just one of the solutions we've developed to enhance healthcare for patients in remote areas of the globe. Equipped with devices for performing routine tests, X-rays, ultrasound examinations, mammograms and electrocardiograms, these clinics on wheels provide professional healthcare services to people in isolated regions. The air-conditioned buses carry their own water supplies and generators, enabling them to operate even in areas where power and water connections are unavailable. Fifteen of our hospital buses – each capable of providing free, high-quality medical care to 500 patients a day – are already on the road in rural areas of India.

of Kampala, Uganda. The stations' photovoltaic panels generate up to ten kilowatt hours of electricity – enough to charge some 400 batteries a day. Under a deposit system, lamps and battery packs that have run out of power can be exchanged for recharged devices. Until recently, fishermen on Lake Victoria used kerosene lamps to lure fish into their nets at night. Consequently, more than half their income was spent on fuel. Now, the use of battery-powered lamps is cutting the fishermen's costs substantially. OSRAM's off-grid lighting system is making a major contribution to corporate responsibility at Siemens while providing a sustainable lighting solution that's improving people's lives, protecting the climate and opening up profitable business opportunities.



Our leading-edge healthcare devices are also helping conserve resources and combat climate change. Beginning in the early stages of design and development, we ensure that new products use less energy than their predecessors. Consuming 30 percent less power for standard examinations than previous models, our high-tech SOMATOM Definition CT scanners testify to the success of this approach. And resource efficiency can also be enhanced by refurbishing existing systems, since longer product lifecycles cut material and resource consumption and substantially reduce energy requirements and harmful $CO_2$ emissions.

Siemens' refurbished systems are making another important contribution to sustainable development by providing affordable alternatives in regions where improvements in healthcare are urgently needed but money for new equipment is scarce. In addition to minimizing environmental impact and promoting public welfare, this approach is good for business: our low-priced, high-quality products are door openers to markets in Venezuela, India, Vietnam and Pakistan, for instance.

A strategy for success
We're fostering sustainable development around the world while tapping new markets with our products and systems. This strategy is not only powering our business success. It's also positioning us to fulfill our responsibilities as a global player – today and for the benefit of the generations to come.



# Siemens Caring Hands

Our worldwide charitable program, Siemens Caring Hands encompasses employee volunteer projects, disaster relief measures and support for non-profit organizations. Assisting disadvantaged people in some 60 countries, the program focuses on activities in the areas of water supply, healthcare and education.

Siemens Caring Hands
For strong communities



Brazil: Ecology trail
Siemens Brazil has laid out an ecology trail through the 4.5 hectares of rainforest surrounding its São Paulo headquarters. Escorted along the trail by volunteer guides, schoolchildren have an opportunity to learn about local flora and fauna, water treatment, waste recycling, and environmental and climate protection.



Germany: Playground renovation
Plying shovels, paint brushes and sandpaper, 40 energetic young Siemens managers renovated a rundown playground at the Schorsch Youth Center in Hamburg's St. Georg district.



United States: Award-winning projects
Every year, Siemens USA presents Caring Hands Community Excellence Awards to employee teams that have successfully implemented outstanding and innovative community service projects. Since Caring Hands was launched in 2002, the Company has donated a total of some $300,000 to more than 350 employee projects.



**China: Earthquake relief measures in Sichuan**
Siemens Regional Companies around the world raised donations for the victims of the devastating earthquake that struck Sichuan in May 2008. The Company also dispatched water filters and medical equipment to the region.



**Bangladesh: Drinking water for cyclone victims**
After Cyclone Sidr hit Bangladesh in November 2007, Siemens installed 20 SkyHydrant water filters to supply urgently needed drinking water in the areas affected. Employees at Siemens' local Regional Company also contributed two days' salary to fund disaster relief measures.





**Sierra Leone: Siemens-UNICEF partnership**
At a raffle in December 2007, Siemens employees raised €100,000 for UNICEF's survival package campaign. Distributed among thirty-six health centers in Sierra Leone, the money was used to provide sick children with urgently needed medicine.



© UNICEF



**South Africa: Youthspace project**
Siemens South Africa is supporting five homes that offer safe havens to between 40 and 50 children from disadvantaged backgrounds. In addition to shelter and regular meals, the children in the homes receive care, attention and the schooling they will need to become valuable members of society.



**Pakistan: Light for Life**
Solar power systems supplied by Siemens Pakistan are providing some 40 families in the remote Kashmiri village of Sharda Maidan with access to electricity and enabling the nearby health center to deliver around-the-clock medical care.



Further information on Siemens' corporate responsibility program and the four drivers Corporate Governance (Book II, page 18 ff.), Compliance (Book II, pages 14, 28 ff.), Environmental Protection and Corporate Citizenship – including our successful Siemens Generation21 and Siemens Caring Hands programs – is available on the pages mentioned and at: www.siemens.com/responsibility, www.siemens.com/generation21 and www.siemens.com/caringhands

# Report 2008

# Segment Information

## Industry

| | |
|---|---|
| Industry Automation | |
| Drive Technologies | |
| Building Technologies | |
| OSRAM | |
| Industry Solutions | |
| Mobility | |
| Revenue: | €38.005 billion |
| Profit: | €3.861 billion |

The Industry Sector offers a wide spectrum of products, services and solutions for industry and infrastructure customers. Our integrated technologies or holistic solutions improve productivity, enhance flexibility and increase efficiency for customers in the areas of process and manufacturing industries, transport, buildings and utilities. The portfolio ranges from industry automation to drive systems, from building automation to lighting solutions, and from mobility solutions to system integration and solutions for plant businesses.

## Energy

| | |
|---|---|
| Fossil Power Generation* | |
| Renewable Energy | |
| Oil & Gas* | |
| Power Transmission | |
| Power Distribution | |
| Revenue: | €22.577 billion |
| Profit: | €1.434 billion |

The Energy Sector offers a wide spectrum of efficient products, services and solutions along the entire chain of energy conversion – from the extraction of oil and gas via power generation to the transmission and distribution of electrical energy. The Sector primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

* Financial results relating to the Energy Service Division are reflected in the Fossil Power Generation and the Oil & Gas Divisions.

## Healthcare

| | |
|---|---|
| Imaging & IT | |
| Workflow & Solutions | |
| Diagnostics | |
| Revenue: | €11.170 billion |
| Profit: | €1.225 billion |

The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. The Sector provides technical maintenance, professional and consulting services, as well as financing services together with Siemens Financial Services.

Following our recent acquisitions in the field of in-vitro diagnostics, Siemens formed an integrated healthcare company, offering its customers a unique and comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging, in-vitro diagnostics, interventional systems to clinical IT – all from a single source.

## Cross-Sector Businesses

Siemens IT Solutions and Services

| | |
|---|---|
| Revenue: | €5.325 billion |
| Profit: | €144 million |

Siemens Financial Services

| | |
|---|---|
| Revenue: | €756 million |
| Profit: | €286 million |

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source.

Siemens Financial Services (SFS) is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as non-affiliated companies, focusing on the three Sectors Industry, Energy, and Healthcare. SFS finances infrastructure, equipment and working capital and acts as an expert manager of financial risks within the Siemens Group. By leveraging its financing expertise and its industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness.

## Equity Investments

| | |
|---|---|
| Major Investments: | |
| Nokia Siemens Networks | |
| BSH Bosch und Siemens Hausgeräte GmbH | |
| Profit: | €95 million |

The segment Equity Investments comprises equity investments of Siemens except for those, which are allocated to a Sector, a Cross-Sector Business, SRE, Pensions or Treasury due to their strategic rationale. Equity Investments includes equity investments, assets held for disposal and available-for-sale financial assets. As of September 30, 2008, Equity Investments includes the investments in NSN, BSH and FSC that is classified as held for disposal and our 49% stake in Enterprise Networks Holding, BV. Further our 49% investment in Krauss-Maffei Wegmann GmbH & Co. KG is included in Equity Investments.

# Key figures[1]

(In millions of €, except where otherwise stated)

## Fiscal 2008[2]

### Revenue growth


Target:
2 x GDP*
9%
10%
FY 2008[2]
FY 2007[3]

* According to Global Insight Inc. as of November 14, 2008 for calendar year 2008 GDP is expected to grow by 2.7%, for calendar year 2007 GDP grew by 3.8%.

### Profit margin FY 2008

| | |
|---|---|
| Industry | 10.1% |
| Industry Automation | 18.5% |
| Drive Technologies | 13.5% |
| Building Technologies | 7.8% |
| OSRAM | 8.7% |
| Industry Solutions | 6.2% |
| Mobility | − 3.9% |
| Energy | 6.4% |
| Fossil Power Generation | − 1.1% |
| Renewable Energy | 11.6% |
| Oil & Gas | 8.7% |
| Power Transmission | 10.3% |
| Power Distribution | 11.5% |
| Healthcare | 11.0% |
| Imaging & IT | 13.2% |
| Workflow & Solutions | 4.4% |
| Diagnostics | 7.8% |
| Siemens IT Solutions and Services | 3.7% |
| Siemens Financial Services* | 31.6% |

* Return on equity[7]　■ Margin ranges

### ROCE (continuing operations)


Target corridor 2010:
14 – 16%
4.8%
12.7%
FY 2008
FY 2007

### Cash conversion (continuing operations)


Target 2010:
1 minus revenue growth rate
3.09
1.73
FY 2008
FY 2007

### Adjusted industrial net debt to EBITDA (adjusted) (continuing operations)


Target corridor 2010:
0.8 – 1.0
0.42
0.76
FY 2008
FY 2007

### Growth and profit

| | FY 2008 | FY 2007 | % Change Actual | % Change Adjusted[3] |
|---|---|---|---|---|
| **Continuing operations** | | | | |
| New orders | 93,495 | 83,916 | 11 | 11 |
| Revenue | 77,327 | 72,448 | 7 | 9 |
| **Total Sectors** | | | | |
| Profit Total Sectors | 6,520 | 6,662 | (2) | |
| in % of revenue (Total Sectors) | 9.1% | 10.1% | | |
| EBITDA (adjusted) | 8,528 | 8,230 | 4 | |
| in % of revenue (Total Sectors) | 11.9% | 12.4% | | |
| **Continuing operations** | | | | |
| EBITDA (adjusted) | 5,585 | 7,686 | (27) | |
| Income from continuing operations | 1,859 | 3,909 | (52) | |
| Basic earnings per share (in euros)[4] | 1.91 | 4.13 | (54) | |
| **Continuing and discontinued operations[5]** | | | | |
| Net income | 5,886 | 4,038 | 46 | |
| Basic earnings per share (in euros)[4] | 6.41 | 4.24 | 51 | |

### Return on capital employed

| | FY 2008 | FY 2007 |
|---|---|---|
| **Continuing operations** | | |
| Return on capital employed (ROCE) | 4.8% | 12.7% |
| **Continuing and discontinued operations[5]** | | |
| Return on capital employed (ROCE) | 14.8% | 10.9% |

### Free cash flow and Cash conversion

| | FY 2008 | FY 2007 |
|---|---|---|
| **Total Sectors** | | |
| Free cash flow | 7,892 | 7,235 |
| Cash conversion | 1.21 | 1.09 |
| **Continuing operations** | | |
| Free cash flow | 5,739 | 6,755 |
| Cash conversion | 3.09 | 1.73 |
| **Continuing and discontinued operations[5]** | | |
| Free cash flow | 4,903 | 3,577 |
| Cash conversion | 0.83 | 0.89 |

### Net debt and Capital structure

| | FY 2008 | FY 2007 |
|---|---|---|
| Net debt | 9,034 | 11,299 |
| Net debt/EBITDA (adjusted) | 1.62 | 1.47 |
| Adjusted industrial net debt | 2,364 | 5,828 |
| Adj. industrial net debt/EBITDA (adjusted)(cont.) | 0.42 | 0.76 |

### Employees (in thousands)

| | Sept. 30, 2008 Cont. Op. | Sept. 30, 2008 Total[6] | Sept. 30, 2007 Cont. Op. | Sept. 30, 2007 Total[6] |
|---|---|---|---|---|
| Employees | 427 | 428 | 398 | 471 |
| Germany | 132 | 133 | 126 | 152 |
| Outside Germany | 295 | 295 | 272 | 319 |

[1] EBITDA (adjusted), Return on capital employed (ROCE), Return on equity (ROE), Free cash flow, Cash conversion rate and Adjusted industrial net debt are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications. Profit of the Sectors and Siemens IT Solutions and Services is reconciled to income before income taxes in the table „Segment Information." Profit of Siemens Financial Services is income before income taxes.
[2] October 1, 2007 – September 30, 2008.
[3] Adjusted for portfolio and currency translation effects.
[4] Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2008 and 2007 weighted average shares outstanding (basic) (in thousands) amounted to 893,166 and 890,135 respectively.
[5] Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.
[6] Continuing and discontinued operations.
[7] Return on equity is calculated as income before income taxes of fiscal 2008 divided by average allocated equity for fiscal 2008 (€ 911 million).

# Contents of Book II



*Dear Shareholders,*

In fiscal 2008, we made great strides in reorganizing our business activities. Despite restructuring-related expenditures, the year was a successful one for Siemens.

In fiscal 2008, the Supervisory Board performed the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. Actual deviations from business plans were explained to us in detail. Together with the Managing Board, we determined the Company's strategic orientation. On the basis of reports submitted by the Managing Board, we discussed in detail all business transactions of major significance to the Company. The proposals made by the Managing Board were approved after detailed examination and discussion. We held a total of six regular meetings and one extraordinary meeting. When necessary, we voted on proposals using a notational, or written, voting process.

In my capacity as Chairman of the Supervisory Board, I was in regular contact with the Managing Board between Supervisory Board meetings and was kept up-to-date on the Company's current business situation and key business transactions. At separate strategy meetings, I discussed with the Managing Board the perspectives and future orientation of the Company's individual businesses.

**Work in the Supervisory Board committees**

To enhance the efficiency of its work, the Supervisory Board has set up a total of six committees which prepare the proposals for the Supervisory Board as well as the issues to be dealt with at the Board's plenary meetings. The decision-making powers of the Supervisory Board are delegated to these committees where legally permissible. The chairmen of the committees reported to the Supervisory Board on the committees' work at subsequent Board meetings. The composition of the individual Supervisory Board committees and the number of committee meetings and decisions are shown on pages 216-17.

The Chairman's Committee met seven times in fiscal 2008. Between meetings, I also discussed topics of particular importance to the Company with the members of the Chairman's Committee. The Chairman's Committee dealt with corporate governance principles and with various personnel topics – in particular, with the appointment of members of the Managing Board, with matters relating to the Managing Board, with Managing Board remuneration and with the introduction of the new income system and stock-oriented remuneration plan.

In fiscal 2008, the Mediation Committee met once. The Finance and Investment Committee – which replaces the former Ownership Rights Committee – met for the first time on September 23, 2008 and, in addition, voted on nine proposals using a notational, or written, voting process. Prior to the election of the shareholder representatives on the Supervisory Board, the members of the Nominating Committee discussed the nominations to be proposed at the Annual Shareholders' Meeting of Siemens AG on January 24, 2008.

The Audit Committee met eight times. Together with the independent auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Audit Committee discussed the Annual Financial Statements and Management's discussion and analysis (MD&A) of Siemens AG and the Consolidated Financial Statements and consolidated MD&A of Siemens worldwide, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). The effects of compliance-related matters on the financial statements were also discussed. At an extraordinary meeting, the Audit Committee dealt with the findings of the Company's internal audit and the independent auditors regarding the charges incurred in the Company's project business and the impact of these charges on profits in fiscal 2008 as well as with the process-enhancing measures taken by the Managing Board in this context. The Audit Committee also gave in-depth consideration to the appointment of the independent auditors for fiscal 2008, oversight of the auditors' independence and qualification, and the determination of their fee as well as to the Company's quarterly reports, the half-year financial report and the call for bids for independent auditors for fiscal 2009. In addition, the



Audit Committee dealt with the Company's risk management system and with the authorization and findings of the internal financial audit and the reports concerning legal and regulatory risks. The Audit Committee also focused on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) and the planned measures for eliminating weaknesses in the internal control system and enhancing the effectiveness of the anti-corruption compliance program. Furthermore, separate meetings were held with the independent auditors and the head of the Company's internal audit.

The Compliance Committee met five times in fiscal 2008. At its meetings, the Committee discussed the reports submitted by the law firm Debevoise & Plimpton LLP on its independent investigation and review of the Company's internal compliance and control systems. On behalf of the Supervisory Board, the Committee decided to retain the law firm Hengeler Mueller to review possible damage claims against former members of the Managing Board.

The committee chairmen reported on the work of their committees on a regular basis at the plenary meetings of the Supervisory Board.

**Topics at the plenary meetings of the Supervisory Board**

Regular topics of discussion at the Supervisory Board's plenary meetings were revenue, profit and employment development at Siemens AG, at Siemens' Sectors and at Siemens worldwide as well as the Company's major investment and divestment projects. The Managing Board reported regularly and comprehensively on Company planning and the strategic development, business operations and current state of the Company. Compliance-related measures and the changes in the structure of Operations at Siemens AG and Siemens worldwide were discussed at several meetings. Decisions were also made regarding personnel changes within the Managing Board.

At our meeting on November 7, 2007, we received a report on business development in fiscal 2007 and approved the Managing Board's dividend proposal as well as the stock buyback program proposed by the Managing Board. At our meeting on November 28, 2007, we primarily discussed the financial statements and MD&A of Siemens AG and Siemens worldwide as of September 30, 2007 as well as the Company's planning and budget for fiscal 2008, which had been presented at the November 7 meeting. We also discussed in detail the bundling of our business activities into three Sectors and, in this context, approved the necessary adjustments to the Bylaws for the Managing Board. At this meeting, we appointed Wolfgang Dehen and Dr. Siegfried Russwurm members of the Managing Board, effective January 1, 2008. Mr. Dehen was appointed CEO of the Energy Sector, and Dr. Russwurm was appointed head of Corporate Human Resources and Labor Director of Siemens AG.

At an extraordinary meeting on January 21, 2008, the Supervisory Board – following the recommendations of the Chairman's Committee, the Managing Board and the law firm Debevoise & Plimpton LLP – decided to propose to the Annual Shareholders' Meeting of Siemens AG on January 24, 2008 that the ratification of the acts of the members of the Managing Board in fiscal 2007 – with the exception of those of Peter Löscher – as well as the ratification of the acts of Professor Dr. v. Pierer as a member of the Supervisory Board be deferred.

At the Annual Shareholders' Meeting on January 24, 2008, the five-year term of the Supervisory Board members elected at the Annual Shareholders' Meeting in 2003 expired. Seven shareholder representatives and four employee representatives left the Supervisory Board. I would like to thank the departing members for their dedication and their constructive work on the Supervisory Board and its committees during their term of office. A new Supervisory Board was elected for the period 2008 to 2013. At the constituent meeting of the Supervisory Board on January 24, 2008 – immediately following the Annual Shareholders' Meeting – the Chairman, First Deputy Chairman and Second Deputy Chairman of the Supervisory Board were confirmed in their offices and the necessary committee appointments made.

At our meeting on April 29, 2008, the Managing Board reported on the Company's business and financial position at the end of the second quarter and informed the Board of the status of negotiations regarding the sale of Siemens Enterprise Communications (SEN). In addition, the Supervisory Board discussed the status of compliance-related investigations. The Board was also informed about the contractual modalities of the Company's directors and officers (D&O) liability insurance. Also at this meeting, the Supervisory Board – adopting a proposal by the Chairman's Committee – appointed Jim Reid-Anderson a member of the Managing Board of Siemens AG, effective May 1, 2008. The previous CEO of the Siemens Healthcare Sector, Professor Dr. Erich R. Reinhardt, resigned from the Managing Board on April 30, 2008.

At our meeting on July 29, 2008, we dealt with the Company's business and financial position as well as the status of compliance-related measures and a report on the work of the Compliance Committee. On the basis of an expert opinion provided by the law firm Hengeler Mueller, the Supervisory Board decided to seek damages from former members of the Corporate Executive Committee on the grounds that – in connection with allegations of illegal business practices and extensive bribery in international transactions in the years 2003 to 2006 and the resulting financial burdens on the Company – they had breached their organizational and supervisory duties. It was decided to claim damages from two former members of the Corporate Executive Committee arising from payments made to Wilhelm Schelsky or his companies. It was also decided that the former Corporate Executive Committee members in question be given an opportunity to state their positions regarding the allegations before a decision was made to enforce the damage claims. In addition, the Supervisory Board received a detailed report from the Managing Board on the status of the project to reduce sales, general and administrative (SG&A) costs. At the meeting, the Supervisory Board also discussed the Managing Board's new compensation system and the stock-oriented remuneration plan and approved the adjustments made to the Bylaws for the Managing Board, Supervisory Board and the Chairman's, Audit and Compliance Committees. At the meeting, the Supervisory Board extended the stock buyback program that had been approved in November 2007.

At our meeting on September 24, 2008, the Managing Board provided an overview of the state of the Company against the backdrop of the financial and real estate crisis in the U.S. and the anticipated economic downturn in and outside Germany. This topic was also the focus of a report on the business strategy of Siemens Financial Services. In addition, the Healthcare Sector reported on the current status of its business. We also discussed the status of the bidding procedure for appointing the independent auditors. We also met once in executive session. At this meeting, in which only members of the Supervisory Board participated, we discussed the efficiency review of Supervisory Board operations.



**Corporate governance code**

The Supervisory Board concerned itself with the provisions of the German Corporate Governance Code. Information on corporate governance at the Company and a detailed report on the level and structure of the remuneration paid to the members of the Supervisory and Managing Boards is provided on pages 20ff. and 32ff. At their meetings on November 21 and 28, 2008, the Managing and Supervisory Boards issued an unconditional Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz) and made it available to shareholders on the Company's website. Siemens AG complies with all the recommendations of the current version of the German Corporate Governance Code and will continue to comply with these recommendations in the future.

**Detailed discussion of the financial statements**

Our independent auditors – KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin – audited the Annual Financial Statements of Siemens AG and the related MD&A as well as the Consolidated Financial Statements and consolidated MD&A for the year ended September 30, 2008 in accordance with the requirements of the German Commercial Code (HGB) and approved them without qualification. The Consolidated Financial Statements and the consolidated MD&A were prepared in accordance with § 315a of the HGB using the international accounting standards IFRS, as required in the European Union. KPMG's audit was conducted in accordance with generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) and the International Standards on Auditing (ISA).

The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed these documents in detail on November 27, 2008. The KPMG audit reports were presented to all members of the Supervisory Board, and we reviewed them comprehensively at our meeting on November 28, 2008 in the presence of the independent auditors, who reported on the main findings of their audit. At this meeting, the Managing Board explained the Annual and Consolidated Financial Statements as well as the Company's risk management system. It also provided a report on the scope, focal points and costs of the audit.

We concur with the results of the audit. Following the definitive findings of the examination by the Audit Committee and our own examination, we have raised no objections. In view of our approval, the financial statements prepared by the Managing Board are accepted as submitted. We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €1.60 per share entitled to a dividend and that the amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders' Meeting be carried forward.

**Changes in the composition of the Supervisory and Managing Boards**

The five-year term of the members of the Supervisory Board elected at the Annual Shareholders' Meeting in 2003 expired at the conclusion of the Annual Shareholders' Meeting on January 24, 2008. The following shareholder representatives on the Supervisory Board – listed by length of service – left the Board: Peter von Siemens, Dr. Albrecht Schmidt, Dr. Henning Schulte-Noelle, Professor Dr. Walter Kröll, John David Coombe, Jerry I. Speyer and Professor Dr. Michael Mirow. The following employee representatives – also listed by length of service – left the Board: Birgit Grube, Hildegard Cornudet, Thomas Rackow and Roland Motzigemba, a substitute member who succeeded Gerhard Bieletzki when the latter resigned on December 3, 2007. The Supervisory Board would like to thank all members for their constructive and informed contributions and many years of loyal support.

The Annual Shareholders' Meeting elected the following new shareholder representatives to serve on the Supervisory Board of Siemens AG: Jean-Louis Beffa, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Professor Dr. Peter Gruss, Dr. Nicola Leibinger-Kammüller and Håkan Samuelsson. The following new employee representatives have also been elected: Harald Kern, Werner Mönius, Dr. Rainer Sieg and Birgit Steinborn.

Effective December 31, 2007, Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Professor Dr. Klaus Wucherer stepped down from the Managing Board. The Supervisory Board appointed Wolfgang Dehen and Dr. Siegfried Russwurm members of the Managing Board, effective January 1, 2008. Mr. Dehen was appointed CEO of the Energy Sector, and Dr. Russwurm was appointed Labor Director of Siemens AG. Effective May 1, 2008, the Supervisory Board appointed Jim Reid-Anderson a member of the Managing Board. He succeeded Professor Dr. Erich R. Reinhardt as CEO of the Healthcare Sector. Dr. Reinhardt resigned from the Managing Board of Siemens AG on April 30, 2008.

The Supervisory Board would like to thank the members of the Managing Board as well as the employees and employee representatives of all Siemens companies for their work. Together, they made fiscal 2008 another successful year for Siemens.

For the Supervisory Board

Gerhard Cromme

Dr. Gerhard Cromme
Chairman
Berlin and Munich, November 28, 2008





# Dear Shareholders,

Fiscal 2008 was another successful year for Siemens. We made impressive progress with the transformation of our Company. Now we've done our homework, and we're well-equipped for high performance in a rapidly changing business environment.

For Siemens, fiscal 2008 was a year of transition in which we drove the comprehensive, targeted development of our Company. We focused on two goals: to reduce the complexity of our organization and further accelerate our business processes. And we made solid progress on both fronts. We simplified our management structure, bundled our operations into the three Sectors Industry, Energy and Healthcare, reorganized our local business activities worldwide by forming 20 Regional Clusters, and launched a program to reduce our general, sales and administrative (SG&A) costs. In short, in fiscal 2008 we successfully implemented the most extensive Company-wide restructuring program ever executed in the history of Siemens. This achievement will enable us to continue meeting our Fit4 2010 targets for sustainable, profitable growth – even in a difficult economic environment.

**Fiscal 2008 – Achieving solid success**
Despite market turbulence, our growth did not slow in fiscal 2008. We again achieved our goal of growing at least twice as fast as world GDP. New orders rose 11 percent to €93.5 billion, and revenue climbed seven percent to €77.3 billion. Our strongest revenue growth was in Russia, where orders soared 84 percent compared to fiscal 2007. Revenue in China and India also developed exceptionally well, increasing 18 percent and 12 percent, respectively. And we're particularly gratified to report new order growth of six percent in Germany, our home market.

As anticipated, total Sectors profit reached a high level, climbing to €6.5 billion. When the transformation costs for the Mobility Division and the Healthcare Sector are excluded, the total for fiscal 2008 is even well above the prior-year figure. Net income, at €5.9 billion, also includes a number of one-time items – in particular, the measures associated with the spinoff of Siemens Enterprise Communications (SEN) and Siemens Home and Office Communication Devices (SHC) as well as the provisions for our program to reduce sales, general and administrative (SG&A) costs. Also included in this reporting period is our €390 million endowment for the Siemens Stiftung, the new foundation we've established under German civil law to support national and international projects in the areas of technology, education, charitable giving, culture and the arts.

**Share buyback program – Striking a balance between equity and debt**
Particularly in view of the factors just mentioned, it's very important to achieve a healthy balance between equity and debt. That's why, as part of our Fit42010 program, we're working to optimize Siemens' capital structure. Our target is to achieve a ratio of adjusted industrial net debt to EBITDA of 0.8-1.0. With this in mind, we've launched the most extensive share buyback program in the history of Siemens. Under this program, we intend to repurchase Company shares with a total volume of up to €10 billion by fiscal 2010. The first key steps have already been taken. On January 28, 2008, we launched the first tranche of €2 billion. By April 8, 2008, we had repurchased a total of 24.9 million shares primarily for the purpose of cancelling and reducing capital stock. On June 6, we announced a second tranche of €2 billion. By July 22, 2008, 27.9 million shares had been repurchased, bringing the total number of shares acquired so far as part of the buyback program to 52.8 million.



**Company reorganization – Increasing personal responsibility**
For us, responsibility and transparency are inseparable. Over the past 18 months, we've made our management and organizational structure less complex and more transparent, bringing us closer to our customers. The resulting clear, direct lines of responsibility, coupled with a portfolio geared to the needs of our customers, are accelerating our decision-making processes. We're putting our new management principle, the so-called CEO principle, into practice at all levels of our operations – in our Sectors, Divisions and Business Units – as well as in the 20 Regional Clusters.

**Compliance – Making substantial progress**
We made further major strides in the area of compliance – streamlining, refining and standardizing our processes worldwide. The related personnel and organizational changes have been largely completed. Our compliance organization has grown from 80 to over 600 employees worldwide. More than 120,000 employees throughout all levels of the Company have successfully completed face-to-face or online compliance training courses. Over 100,000 documents, some 127 million transactions and at least 40 million bank statements were examined by the Company last year.

Based on our appraisal of the status of negotiations with the authorities in Germany and the U.S., we set aside a provision of approximately €1 billion at the beginning of November 2008.

Not only have the authorities recognized the magnitude of our efforts; the steps we've taken are also affecting public perceptions. For example, on the Dow Jones Sustainability Index for 2008, we received nearly the highest ratings possible for risk management, compliance and the protection of shareholder interests. We now hold one of the year's top rankings, after occupying last place in 2007. While this is another major accomplishment, it's not enough. Our goal remains to be a world leader in compliance. Ethical conduct at all times and in all places: this is the guiding principle that governs our activities and our corporate culture – and we tolerate no misconduct. Siemens – our name stands for the highest performance with the highest ethics.

**Our Environmental Portfolio – Benefiting our customers, society and our Company**
The world faces massive challenges: climate change, soaring energy costs and dwindling supplies of natural resources, to name just a few. The fast-growing market for green solutions offers tremendous opportunities – and we're ideally positioned to seize them. Encompassing systems and components for exploiting renewable energies as well as environmental technologies, the outstanding products and solutions in our Environmental Portfolio are making a direct, verifiable contribution to environmental and climate protection. More energy-efficient than most comparable offerings, our solutions are generating major benefits on three fronts: greater cost efficiency for our customers, a higher quality of life for the societies in which we're active, and – last but not least – above-average growth for Siemens.

The unique range of our Environmental Portfolio is showcased in a separate section of this Report. No other company in the world boasts a wider array of technologies for reducing greenhouse gas emissions. And no other company sells more environmental technologies than we do. Our target is to increase the revenue from our Environmental Portfolio to roughly €25 billion by fiscal 2011. In fiscal 2008, sales attributable to the Portfolio already totaled some €19 billion.

**Siemens Answers – Tackling the toughest questions of our time**

Siemens Answers is the name of the Company-wide communications campaign we launched in fiscal 2008 – and the name says it all. We're leveraging our comprehensive, innovative range of products and solutions to deliver answers to the toughest questions of our time. And we're mobilizing our strengths – responsible company management, excellent and highly motivated employees and the power of innovation – to address challenges in the areas of energy, the environment, industry and healthcare. A first in the history of our Company, the Siemens Answers campaign is implementing an integrated global communications platform spanning all media in order to heighten awareness of our brand and core messages among our target groups while promoting and supporting our business activities – all over the world.

**Corporate citizenship activities – Now bundled in a single organization**

Ever since Siemens was founded in 1847, a commitment to the welfare of society has been a key component of our Company culture. Building on this longstanding tradition, we've now established the Siemens Stiftung, a foundation under German civil law. The aim of the new nonprofit organization is to highlight the sustainability of our commitment to corporate citizenship while enhancing the visibility of our activities in the areas of technology, education, charitable giving, culture and the arts. Headquartered in Munich, the Siemens Stiftung will begin operation in January 2009.

**Revised remuneration system – Profiting from success and taking responsibility**

In our drive to promote personal responsibility, we've expanded the stock-based compensation components of our remuneration system. We now require that our 500 top managers hold Siemens shares worth between 50 and 300 percent of their annual base salary. This requirement will sharpen these managers' perception of their extraordinary individual responsibility in the Company. In addition, all 5,000 of our top and senior managers will continue to receive a portion of their remuneration in the form of stock awards. We're currently introducing a new share matching plan for all employees – from factory workers to Managing Board members – encouraging them to participate in their Company's success and invest in Siemens stock on a long-term basis. For every three Siemens shares acquired under the plan and held for three consecutive years, participants will receive one additional share free of charge.



**The global economy in 2009 – A difficult business environment**

The international financial crisis increasingly impacted the real economy over the course of fiscal 2008. We assume that the world economy will continue to be affected by this crisis for some time to come. All indications – including the development of commodity prices – point to a substantial slowdown in global business activity.

In particular, the slump in the U.S. economy is likely to continue, with consequences for the whole world. Hopes that China and India might compensate for this decline have not been fulfilled. Instead, these countries are also feeling the effects of the downturn. The business climate in Europe has also worsened. Germany's export-oriented economy has been affected by slackening demand in its most important markets – the U.S. and the EU. Therefore, the challenges for Siemens will intensify in all its markets in fiscal 2009.

**Siemens in fiscal 2009 – Driving growth**

Although we anticipate that new order growth and, consequently, revenue growth will flatten in fiscal 2009, our full order books – with contracts worth more than €85 billion – will keep us on solid footing. The global economic situation clearly confirms the wisdom of our having restructured our Company when we did, seizing the moment to position ourselves for a future geared to growth. That's why we see good chances of meeting our targets for fiscal 2009. We intend to continue increasing our revenue at twice the rate of world GDP. Our earnings target for the coming fiscal year is clearly even more ambitious now than when we defined it – but we're sticking to it. We'll evaluate the repercussions of the financial crisis on the real economy on a quarterly basis.

Moving into the year ahead, we're confident and poised to seize new opportunities. Our Company is strong. And we're building on our strengths – a clear focus on customer requirements, an innovative product portfolio, financial clout and highly committed and motivated people – to continue achieving sustainable, profitable growth.

Peter Löscher
President and Chief Executive Officer
Siemens AG

# Corporate Governance

A clearly structured and fully implemented corporate governance system is our highest priority.

Corporate Governance is the basis for all our decision-making and control processes and comprises:

- responsible, value-based management and monitoring focused on long-term success
- goal-oriented and efficient cooperation between the Managing and Supervisory Boards
- respect for the interests of our shareholders and employees
- transparency and responsibility in all our entrepreneurial decisions and
- an appropriate risk management system.

With our corporate governance system, we're creating lasting value for our shareholders and customers while providing answers to the toughest questions of our time.

Corporate Governance Report Page 20. Corporate Governance Report: Compliance Report Page 28.
Corporate Governance Report: Compensation Report Page 32.



# Corporate Governance Report

Siemens fully complies with the recommendations of the German Corporate Governance Code (Code), which was first issued in 2002 and later expanded, most recently in June 2008.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 6, 2008. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below (page 27), posted on our website and updated as necessary. Siemens voluntarily complies with the Code's non-obligatory suggestions, with only minor exceptions.

Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act (SOA)) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee comprising the heads of central units that is responsible for reviewing certain financial and non-financial information and advising the Managing Board in its decision-making about disclosure. We have also introduced procedures that require the management of our Sectors, Cross-Sector Businesses and of our subsidiaries to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the requirements of the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

## Management and control structure:

### The Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of a Managing Board and a Supervisory Board. The German Codetermination Act (*Mitbestimmungsgesetz*) requires that the Company's shareholders and its employees each select one-half of the Supervisory Board's members.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm's length basis. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens' quarterly and half-yearly reports and approves the annual stand-alone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, it is responsible for the monitoring of the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance); for the currently ongoing compliance investigation, the Compliance Committee performs the compliance duties assigned to it by a decision of the Supervisory Board and by the

Bylaws for the Compliance Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members' individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval, provided that such approval is not to be provided by the Finance and Investment Committee instead, according to the Bylaws for the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board resolutions.

The Supervisory Board's Bylaws provide for the establishment of committees – currently six – whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG. Each committee's chairman provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The Chairman's Committee comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative to be elected by the Supervisory Board and performs the collective tasks of a nominating, compensation and corporate governance committee to the extent that the tasks are not performed by the Nominating Committee. In particular, it makes proposals regarding the appointment of Managing Board members, reviews the Managing Board contracts and prepares resolutions for the Supervisory Board in full session on the Managing Board's compensation system including the main contract elements.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. The Supervisory Board monitors the independence of the members of the committee and sees to it that they have special knowledge and experience in the application of accounting principles and internal control processes. The Audit Committee oversees the appropriateness and the effectiveness of the Company's external and internal accounting processes. Together with the independent auditors, it also reviews the Company's financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company's internal control system related to financial reporting and its procedures for assessing, monitoring and managing risk. The internal corporate audit unit reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.

The Compliance Committee, which was established in April 2007, comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. For the currently ongoing compliance investigation, the Compliance Committee performs its duty to monitor the Company's adherence to statutory provisions, official regulations and internal Company policies. In addition, the Compliance Committee is responsible for overseeing the currently ongoing compliance investigation, dealing with reports from the independent advisors and other persons appointed by the Compliance Committee on the independent investigation and review of the internal compliance and control systems.



The Nominating Committee, which comprises the Chairman of the Supervisory Board and two shareholder representatives, is responsible for making recommendations to the Supervisory Board's shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders' Meeting.

The Mediation Committee, comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member.

The Finance and Investment Committee, which was established in January 2008 and replaced the Ownership Rights Committee, comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. It shall – based on the company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board – prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the approval of the Finance and Investment Committee – rather than that of the Supervisory Board – is required for transactions and measures for which approval is required but whose value does not equal the amount of €600 million. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act – namely, to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that resolutions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.

### The Managing Board

The Managing Board, as the Company's top management body, is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly accountable for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the annual and multi-year planning.

The Managing Board prepares the Company's quarterly and half-yearly reports, the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. In addition, the Managing Board is responsible for overseeing compliance by the Company with all applicable provisions of law and official regulations and the Company's internal policies and works to achieve compliance with these provisions and policies within the Siemens group (compliance). Further comprehensive information on the compliance program and related activities in fiscal 2008 is available on pages 14 and 28ff. (Compliance Report). The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks.

### Directors' dealings

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of the transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal year 2008 and reported to Siemens:

| Date of transaction | First and family name | Function/ Status | Form and place of transaction | Financial instrument and ISIN | Number of shares | Share price | Total amount | Comment |
|---|---|---|---|---|---|---|---|---|
| 04/11/2008 | Peter Y. Solmssen | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 6,000 | €67.996 | €407,976.00 | Regular buy of Siemens shares |
| 04/09/2008 | Peter Y. Solmssen | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 5,000 | €71.03 | €355,150.00 | Regular buy of Siemens shares |
| 03/17/2008 | Hermann Requardt | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 2,000 | €67.74 | €135,480.00 | Regular buy of Siemens shares |
| 03/17/2008 | Joe Kaeser | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 3,000 | €65.968 | €197,904.00 | Regular buy of Siemens shares |
| 03/17/2008 | Peter Löscher | President of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 50,000 | €66.31234 | €3,315,617.00 | Regular buy of Siemens shares |
| 02/01/2008 | Joe Kaeser | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 1,000 | €89.072 | €89,072.00 | Regular buy of Siemens shares |
| 02/01/2008 | Joe Kaeser | Member of Managing Board | Buy ex-pit | Siemens Financierings-maatschappij N.V. XS0266838746 | 1,500 | €94.681 | €142,021.50 | Regular buy of Siemens hybrid bonds |
| 01/30/2008 | Joe Kaeser | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 1,000 | €86.78 | €86,780.00 | Regular buy of Siemens shares |
| 01/29/2008 | Wolfgang Dehen | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 2,500 | €84.25 | €210,625.00 | Regular buy of Siemens shares |
| 01/28/2008 | Joe Kaeser | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 1,000 | €82.50 | €82,500.00 | Regular buy of Siemens shares |
| 01/28/2008 | Heinrich Hiesinger | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 3,050 | €81.045 | €247,187.25 | Regular buy of Siemens shares |
| 01/28/2008 | Peter Y. Solmssen | Member of Managing Board | Buy NYSE | Siemens ADRs US8261975010 | 1,875 | USD 123.53 | USD 231,618.75 | Regular buy of Siemens ADRs |
| 01/28/2008 | Hermann Requardt | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 2,500 | €82.138 | €205,345.00 | Regular buy of Siemens shares |
| 01/28/2008 | Siegfried Russwurm | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 2,500 | €81.054 | €202,635.00 | Regular buy of Siemens shares |
| 01/28/2008 | Erich R. Reinhardt | Member of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 6,000 | €81.35 | €488,100.00 | Regular buy of Siemens shares |
| 01/28/2008 | Peter Löscher | President of Managing Board | Buy XETRA | Siemens Share DE0007236101 | 50,000 | €81.56156 | €4,078,078.00 | Regular buy of Siemens shares |
| 12/14/2007 | Hermann Requardt | Member of Managing Board | Sale EUWAX (Stuttgart) | Siemens call warrants DE000CM72684 | 20,000 | €1.20 | €24,000.00 | Regular sale of Siemens call warrants |
| 12/10/2007 | Rudi Lamprecht | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 45,465 | €107.99 | €4,909,765.35 | Sale of shares in line with 2001 Siemens Stock Option Plan |
| 12/07/2007 | Eduardo Montes | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 17,800 | €106.18 | €1,890,004.00 | Sale of shares in line with 2001 Siemens Stock Option Plan |
| 12/07/2007 | Thomas Rackow | Member of Supervisory Board | Sale XETRA | Siemens Share DE0007236101 | 5,145 | €106.18 | €546,296.10 | Sale of shares in line with 2001 Siemens Stock Option Plan |
| 12/03/2007 | Klaus Wucherer | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 81,480 | €102.50 | €8,351,700.00 | Sale of shares in line with 2001 Siemens Stock Option Plan |
| 11/30/2007 | Rudi Lamprecht | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 1,430 | €102.48 | €146,546.40 | Regular sale of Siemens shares |
| 11/30/2007 | Rudi Lamprecht | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 570 | €102.47 | €58,407.90 | Regular sale of Siemens shares |
| 11/21/2007 | Joe Kaeser | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 4,714 | €96.25 | €453,722.50 | Sale of shares in line with 2001 Siemens Stock Option Plan |
| 11/20/2007 | Uriel Jonathan Sharef | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 30,000 | €96.79 | €2,903,700.00 | Sale of shares in line with 2001 Siemens Stock Option Plan |
| 11/19/2007 | Jürgen Radomski | Member of Managing Board | Sale XETRA | Siemens Share DE0007236101 | 28,945 | €96.06 | €2,780,456.70 | Sale of shares in line with 2001 Siemens Stock Option Plan |

These transactions were duly published on the Company's Internet website at www.siemens.com/directors-dealings.



**Stock ownership by members of the Managing and Supervisory Boards**

At October 13, 2008, the Managing Board members serving on the board during the fiscal year held a total of 382,903 (2007: 468,410) Siemens shares as well as stock options on Siemens shares, representing 0.04 (2007: 0.05) percent of the capital stock of Siemens AG.

At the same day, members of the Supervisory Board serving on the board during the fiscal year held a total of 5,492 (2007: 89,580) Siemens shares as well as stock options on Siemens shares, representing 0.0006 (2007: 0.01) percent of the capital stock of Siemens AG.

These figures do not include 8,895,939 (2007: 9,904,856) shares, or 0.97 (2007: 1.08) percent of the capital stock, that are held by the von Siemens-Vermögensverwaltung GmbH (vSV) – a German limited liability entity that functions much like a trust – and 36,728,783 (2007: 24,673,050) shares, or some 4.02 (2007: 2.7) percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Gerd von Brandenstein is authorized to vote these shares as a representative of the founder's family.

**Shareholder relations**

Four times each year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit counterproposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific occurrences.

As part of our investor relations activities, the CEO, the CFO and other members of the Managing Board and individual members of the Sectors' and Cross-Sector Businesses' managements meet regularly with analysts and institutional investors. We hold a conference for analysts at least once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

**Corporate governance guidelines**

Our Articles of Association, the Bylaws for the Supervisory Board and those of its most important committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate_governance.

**Significant differences between Siemens' corporate governance and NYSE Corporate Governance Standards**

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG has to primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

**Two-tier board**

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

**Independence**

In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis.

At the same time, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.



**Committees**

In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in the Chairman's Committee and has delegated the remaining functions to the Nominating Committee. Both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective purposes and responsibilities.

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs – in cooperation with the Compliance Committee established in April 2007 – functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

In addition, the Supervisory Board of Siemens AG has a Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

**Shareholder approval of equity compensation plans; stock repurchases**

The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as any issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan, for example, under which no further options can be issued after December 2006, was approved in 2001 by our shareholders. Similarly, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was provided at our January 24, 2008 Annual Shareholders' Meeting, and this matter will generally be voted upon annually.

[redacted]

**Declaration of Conformity with the Code**
At their meetings on November 21 and 28, 2008, respectively, the Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (Code) in the version of June 6, 2008. Since making its last Declaration of Conformity dated November 28, 2007, Siemens AG has fully complied with the recommendations of the Code in the version of June 14, 2007.

Berlin and Munich, November 28, 2008

Siemens Aktiengesellschaft
The Managing Board      The Supervisory Board



# Compliance Report

A good corporate reputation is a company's most valuable and competitive asset. It is directly linked to uncompromising compliance with applicable laws, regulations and internal guidelines. Compliance is thus a central pillar of our management and corporate culture and, at the same time, an integral part of all business processes. Achieving outstanding performance and maintaining the highest level of ethical integrity is certainly not a contradiction. On the contrary: this mindset and approach have made Siemens strong. Our message is clear and straightforward: Only clean business is Siemens business.

We are convinced that corruption and other wrongdoing are not only a violation of law and ethics, but that adhering to compliance guidelines also pays off economically. Compliance fosters fair competition and is therefore not only mandatory, but a key prerequisite for sustainable corporate governance. In other words, compliance is not an end in itself, but rather an integral part of our corporate culture. It is based on the enduring Company values that govern and guide our activities.

**Strategic objectives for the future**
Following the first important compliance measures implemented in fiscal 2007, we focused last year on ensuring the long-term effectiveness of our entire compliance program. To this end, we outlined the following strategic objectives:

- to build a compliance organization that is commensurate with the Company's size, role and special situation
- to establish a compliance control system designed to detect and remedy weaknesses
- to create an awareness for the dangers of corruption and provide managers and the so-called sensitive functions worldwide with a working knowledge of international laws and regulations as well as internal guidelines
- to restore our credibility and reputation with our stakeholders.

**Clearly defined responsibilities**
In 2007, the Company-wide compliance organization had an average of 170 employees. The number has since increased to over 600 employees throughout the world who deal with the various aspects of compliance. Compliance has become a full-time function that takes absolute priority.

The most important feature of the organization is its clear structure of responsibilities. Today, the Company's compliance officers report in a direct line through the Sector compliance heads and Regional coordinators to the Chief Compliance Officer. Moreover, the Chief Compliance Officer is responsible for the appointment, target agreements and supervision of the compliance officers. The corporate compliance team consists of approximately 70 members working in various departments.

From November 2007 to February 2008, we engaged a personnel consulting firm to assess our compliance officers' competencies and to make recommendations on how to strengthen the organization. The resulting report has become an important guideline for personnel development within the compliance organization. As a consequence of the findings, we will develop a future-oriented compliance officer profile and the appropriate training programs. In addition, compliance will be established as an important step in management careers.

Our compliance officers are required to participate in a four-day introductory program where they not only gain a working knowledge of Siemens' compliance policies but also learn how to enforce compliance regulations in difficult situations within their respective operating units.

At two Global Compliance Officer Conferences – one held in October 2007 in Berlin and the other in April 2008 in Mumbai – we encouraged the Company-wide exchange of best practices and stronger global cooperation within our compliance network. Regional compliance conferences were also held in South America, Asia and the Middle East.

As of fiscal 2008, compliance had also become an integral part of the bonus system for top executives and compliance officers. The new compliance component of the bonus is based on the degree of fulfillment of three criteria: implementation of compliance controls; speedy investigation and sanctioning of compliance violations; and the results of an employee compliance perception survey. This new incentive system impressively demonstrates that compliance responsibility rests with management, supported by our compliance organization.

### Avoiding corruption risks

In the first quarter of the fiscal year, we introduced a comprehensive compliance control system centered on improving the fight against corruption. The system consists of ten so-called Focus Areas which are broken down into 104 control elements. These include, for example, the organizational framework relating to legal conformity, the detection and reporting of suspected cases, communication measures, and training and consulting courses to fight corruption. The system also includes controls for project acquisitions and the execution of public sector contracts, for gifts and gratuities, hospitality and donations, and for payments, cash and bank accounts.

In a first phase, we introduced this system by late March 2008 in designated high-risk units – over 100 companies with large business volumes, public-sector customers and/or locations in countries that Transparency International ranks as particularly susceptible to corruption. We subsequently installed the system in more than 500 less risk-prone units by late September 2008. The system is subject to internal and external audits.

Another preventive measure to avoid corruption risks was to upgrade the IT-based process for approving customer projects (Limits of Authority), in particular for public sector customers, by integrating a compliance module into the process.

We have intensified our compliance controls outside of the company as well. At the end of July 2008, we introduced a new tool to check the integrity of business partners who act as intermediaries between Siemens and end customers (Business Partner Compliance Due Diligence Tool). Our business units use this tool to initially assess the compliance risk of the business partner. Depending on the resulting risk classification, the decision and release process is then pursued at different levels of responsibility in cooperation with the compliance organization.



In fiscal 2008, the Company also initiated a quarterly, independent Compliance Review Process in the various businesses and Regions. A corresponding review is also submitted quarterly to the Managing Board. In the Compliance Review Process, important compliance issues are discussed, compliance risks are identified and assessed, and measures to reduce them are presented.

### Analyzing and remedying abuses

The U.S. law firm of Debevoise & Plimpton LLP continued its independent investigations in fiscal 2008 and the Compliance Investigations department was established in May 2008. All in all, this department and Corporate Finance Audit (CF A), which also handles compliance investigations, received 207 compliance complaints from internal and external sources during the fiscal year. We completed 90 compliance investigations in the same period.

At the end of October 2007, the Managing Board of Siemens AG launched an amnesty program offering employees a way to voluntarily report violations of laws against corruption in the public sector. The program aimed at supporting the independent investigations by Debevoise & Plimpton LLP and facilitating a complete and timely clarification of suspected violations of anticorruption laws. During the program, which expired at the end of February 2008, a total of 123 employees submitted amnesty requests. To date, 82 requests have been granted.

In May 2008, the compliance organization also took over the processing of fraud cases. The total value of property damage or loss recorded and pursued in fiscal 2008 amounted to over €16 million.

### Raising risk awareness

An intensive training program was initiated by the Company to raise awareness of potential compliance risks and inform employees about the basics of compliance rules and regulations. In fiscal 2008, the measures focused on fair competition laws and fighting corruption. For example, all employees that had to sign a written commitment to abide by our Business Conduct Guidelines also had to complete online training in anticorruption and fair competition laws. Over 120,000 employees had received such training by the end of September 2008.

In addition, starting in the second quarter, all employees working in so-called sensitive functions have been receiving multi-hour group training. These are employees who may negotiate contracts with representatives or officials of governments, public authorities and state-owned enterprises, or who might influence such negotiations. The key objective here is to provide employees with a working knowledge of international anticorruption laws and regulations and the related Siemens guidelines. Local laws and regulations in the various Regions are also included in the training. Emphasis is placed on the discussion and solution of case studies. Since the program began in January 2008, over 50,000 employees have attended these training sessions.

In fiscal 2008, members of the Managing Board and the Chief Compliance Officer discussed the importance of compliance and explained Company management's attitude at various management conferences and employee meetings in more than 50 countries.

Our intranet website also has a compliance section where employees can find current compliance information and contacts. The Help Desk, launched in 2007, provides supportive functions under the categories "Tell us," "Ask us" and, most recently, "Find it." The "Tell us" function provides compliance-relevant reports worldwide 24 hours a day, 7 days a week, and in up to 150 languages. Using the "Ask us" function, employees have received answers to approximately 4,000 compliance-related questions. And the "Find it" function accesses a compliance knowledge base that includes all internal compliance guidelines, relevant national laws and regulations, as well as compliance-related training materials and speeches.

In the third quarter, we conducted an anonymous online employee survey of approximately 90,000 employees worldwide to assess employee awareness of compliance issues and receive critical feedback. More than 44 percent of the employees responded. The results will provide the basis for further program improvement and also be included in the assessment of top management's performance and bonus payouts.

The revision of our Business Conduct Guidelines was completed in the fourth quarter, bringing them up-to-date with amended laws and regulations and with the requirements of the Siemens Compliance Program. The new Guidelines will be published in the first quarter of fiscal 2009 and backed by an online training course to familiarize employees with their contents.

**Increasing external contacts**
Maintaining close interaction with compliance experts and institutions outside the Company is an ongoing challenge. To support this networking, Siemens has joined the collective action workgroup of the World Bank Institute (WBI). This workgroup helps ensure equality of competition in connection with large tender projects on the basis of common compliance standards, thus reducing the risk of corruption.

In addition, the Company initiated or strengthened cooperation with numerous international non-governmental organizations (NGOs) during fiscal 2008.

**Our measures are proving effective**
The effectiveness of our compliance measures is underscored by our current ranking in the Dow Jones Sustainability Index. Above all, the Company received an extremely rare maximum rating of 100 percent for "Risk & Crisis Management," improved its year-over-year rating from 0 to 93 percent for "Codes of Conduct/Compliance" – and was ranked No. 1 on the list. After only two years, Siemens is well on its way to living up to its commitment to be a benchmark in corporate transparency and compliance.



# Compensation Report

This section outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, this section describes the policies and levels of compensation paid to Supervisory Board members.

This section is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS), are part of the Notes to Consolidated Financial Statements and of Management's discussion and analysis. It is thus part of the audited consolidated financial statements.

**1. Managing Board remuneration**
The Managing Board compensation system, including fundamental contractual elements, is adopted and regularly reviewed at the Supervisory Board's plenary meetings. The Chairman's Committee of the Supervisory Board, which is responsible for the execution, amendment, extension and cancellation of employment contracts and pension agreements with Managing Board members, prepares the relevant proposals for adoption by the Supervisory Board. The Chairman's Committee of the Supervisory Board consists of the Chairman of the Supervisory Board, Dr. Gerhard Cromme, and the two Deputy Chairmen of the Supervisory Board, Dr. Josef Ackermann and Ralf Heckmann, as well as Berthold Huber as another member appointed by the Supervisory Board.

The remuneration of the members of the Managing Board of Siemens is based on the Company's size and global presence, its economic and financial position, and the level and structure of managing board compensation paid by peer companies. In addition, the compensation reflects each Managing Board member's responsibilities and performance. The level of Board compensation is designed to be competitive in the market for highly qualified executives and to provide incentives for successful work.

In fiscal year 2008, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman's Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, a target annual compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006.

In fiscal year 2008, the remuneration of the Managing Board members is composed as follows:

- The fixed compensation is paid as a monthly salary.
- The variable bonus is based on the level of the Company's attainment of certain targets relating to "return on capital employed" (ROCE), "economic value added" (EVA) and free cash flow as well as other financial goals, if any, that are set at the start of the fiscal year by the Chairman's Committee of the Supervisory Board. One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide ROCE and/or EVA targets and free cash flow targets established for the fiscal year. The other half is granted as a long-term bonus, the amount of which depends on the average attainment of ROCE and/or EVA targets or free cash flow

targets over a three-year period. Apart from the ROCE and/or EVA targets and the free cash flow targets, the compliance targets uniformly applicable to senior management were agreed with the Managing Board in fiscal year 2008.

3 As of fiscal year 2006, the stock-based compensation has consisted only of stock awards.

4 Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman's Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.

On July 29, 2008, the Supervisory Board amended the Managing Board compensation system, effective October 1, 2008, by combining the former variable compensation components, i.e. annual bonus and long-term bonus, into a single bonus. The target amount of the new bonus corresponds to 100 percent of the fixed compensation (base salary).

As of fiscal year 2009, members of the Managing Board may participate in the new Share Matching Plan that will be available to all employees of Siemens worldwide over the medium term. Managing Board members participating in the Share Matching Plan are entitled to invest up to 50 percent of the annual gross bonus payable to them in Siemens shares. After expiration of a three-year holding period, each plan participant will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. Furthermore, the members of the Managing Board are entitled to participate in the Company's new Base Share Program replacing the former Employee Share Purchase Program.

Under the uniform Share Ownership Guidelines applicable worldwide within the Company, from 2012 on the members of the Managing Board are required to hold Siemens shares equal to a multiple of their base salary (300 percent in the case of the President and CEO, 200 percent in the case of Managing Board members).

Managing Board contracts concluded on or after June 1, 2007 provide for a compensation payment on premature resignation from office without serious cause, the amount of which must not exceed the value of two years' compensation (severance payment cap).

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. The stock-based components of compensation for which a firm commitment exists will remain unaffected. Stock options may, alternatively, also be exercised at the time of employment contract termination. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement. When signing or extending existing Managing Board contracts in the future, the Company intends to limit severance payments resulting from a change of control to the amount recommended by the German Corporate Governance Code.



On November 12, 2008, the Chairman's Committee of the Supervisory Board determined the values of stock awards and the bonus awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.

For fiscal year 2008, the aggregate cash compensation amounted to €25.9 million (2007: €33.2 million) and total remuneration amounted to €36.4 million (2007: €41.7 million), representing a decrease in total remuneration of 12.7 percent.

The following compensation was determined for the members of the Managing Board for fiscal year 2008 (individual disclosure):

| (Amounts in €)[1] | Cash compensation | | Fair value of stock-based compensation | | Total | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **Managing Board members serving as of September 30, 2008** | | | | | | |
| Peter Löscher | 7,338,777 | 1,710,038 | 2,500,035 | 1,000,065 | 9,838,812 | 2,710,103 |
| Wolfgang Dehen[2] | 1,674,702 | – | 1,000,022 | – | 2,674,724 | – |
| Dr. Heinrich Hiesinger | 2,176,043 | 763,373 | 1,000,022 | 750,025 | 3,176,065 | 1,513,398 |
| Joe Kaeser | 2,463,932 | 2,502,886 | 1,000,022 | 750,025 | 3,463,954 | 3,252,911 |
| Jim Reid-Anderson[3] | 811,741 | – | 1,000,022 | – | 1,811,763 | – |
| Prof. Dr. Hermann Requardt | 2,466,040 | 2,560,568 | 1,000,022 | 750,025 | 3,466,062 | 3,310,593 |
| Dr. Siegfried Russwurm[2] | 1,770,654 | – | 1,000,022 | – | 2,770,676 | – |
| Peter Y. Solmssen[4] | 4,015,310 | – | 1,000,022 | – | 5,015,332 | – |
| **Former Managing Board members** | | | | | | |
| Dr. Klaus Kleinfeld[5] | – | 5,332,028 | – | 750,000 | – | 6,082,028 |
| Prof. Johannes Feldmayer[5] | – | 3,006,107 | – | – | – | 3,006,107 |
| Rudi Lamprecht[5] | 242,232 | 2,993,188 | – | 750,025 | 242,232 | 3,743,213 |
| Eduardo Montes[5][6] | 212,258 | 2,606,764 | – | 750,025 | 212,258 | 3,356,789 |
| Dr. Jürgen Radomski[5][8] | 736,581 | 2,993,142 | – | 750,025 | 736,581 | 3,743,167 |
| Prof. Dr. Erich R. Reinhardt[6][7] | 1,302,235 | 2,679,371 | 1,000,022[9] | 750,025 | 2,302,257 | 3,429,396 |
| Dr. Uriel J. Sharef[5] | 243,783 | 3,002,607 | – | 750,025 | 243,783 | 3,752,632 |
| Prof. Dr. Klaus Wucherer[5] | 425,854 | 3,006,413 | – | 750,025 | 425,854 | 3,756,438 |
| **Total** | 25,880,142 | 33,156,485 | 10,500,211 | 8,500,290 | 36,380,353 | 41,656,775 |

[1] The fair value of the stock-based compensation relates to stock awards granted in November 2008 and 2007 for fiscal years 2008 and 2007, respectively.
[2] Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
[3] Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
[4] Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
[5] Dr. Klaus Kleinfeld resigned from the Managing Board, effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board, effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
[6] Deputy members of the Managing Board until December 31, 2007.
[7] Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
[8] On November 12, 2008, the Chairman's Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.
[9] 15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of his mutually agreed early resignation from the Managing Board.

The following table describes the details of cash compensation on an individual basis:

| Cash compensation | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (Amounts in €) | Salary | | Annual bonus | | Long-term bonus | | Other[1] | | Total | |
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **Managing Board members serving as of September 30, 2008** | | | | | | | | | | |
| Peter Löscher | 1,980,000 | 495,000 | 1,972,530 | 604,132 | 2,085,473 | 604,132 | 1,300,774 | 6,774 | 7,338,777 | 1,710,038 |
| Wolfgang Dehen[2] | 585,000 | – | 581,357 | – | 460,442 | – | 47,903 | – | 1,674,702 | – |
| Dr. Heinrich Hiesinger | 780,000 | 260,000 | 675,521 | 311,038 | 676,699 | 189,566 | 43,823 | 2,769 | 2,176,043 | 763,373 |
| Joe Kaeser | 780,000 | 780,000 | 761,670 | 933,114 | 854,995 | 756,990 | 67,267 | 32,782 | 2,463,932 | 2,502,886 |
| Jim Reid-Anderson[3] | 325,000 | – | 241,503 | – | 241,503 | – | 3,735 | – | 811,741 | – |
| Prof. Dr. Hermann Requardt | 780,000 | 780,000 | 761,670 | 933,114 | 862,325 | 814,320 | 62,045 | 33,134 | 2,466,040 | 2,560,568 |
| Dr. Siegfried Russwurm[2] | 585,000 | – | 571,253 | – | 583,445 | – | 30,956 | – | 1,770,654 | – |
| Peter Y. Solmssen[4] | 780,000 | – | 761,670 | – | 761,670 | – | 1,711,970 | – | 4,015,310 | – |
| **Former Managing Board members** | | | | | | | | | | |
| Dr. Klaus Kleinfeld[5] | – | 1,704,320 | – | 1,796,750 | – | 1,796,750 | – | 34,208 | – | 5,332,028 |
| Prof. Johannes Feldmayer[5] | – | 936,000 | – | 1,119,737 | – | 910,822 | – | 39,548 | – | 3,006,107 |
| Rudi Lamprecht[5] | 234,000 | 936,000 | – | 1,119,737 | – | 910,822 | 8,232 | 26,629 | 242,232 | 2,993,188 |
| Eduardo Montes[5][6] | 195,000 | 780,000 | – | 933,114 | – | 824,499 | 17,258 | 69,151 | 212,258 | 2,606,764 |
| Dr. Jürgen Radomski[5][8] | 234,000 | 936,000 | 228,501 | 1,119,737 | 266,683 | 910,822 | 7,397 | 26,583 | 736,581 | 2,993,142 |
| Prof. Dr. Erich R. Reinhardt[6][7] | 455,000 | 780,000 | 322,799 | 1,026,051 | 503,381 | 843,024 | 21,055 | 30,296 | 1,302,235 | 2,679,371 |
| Dr. Uriel J. Sharef[5] | 234,000 | 936,000 | – | 1,119,737 | – | 910,822 | 9,783 | 36,048 | 243,783 | 3,002,607 |
| Prof. Dr. Klaus Wucherer[5] | 234,000 | 936,000 | – | 1,119,737 | – | 910,822 | 191,854 | 39,854 | 425,854 | 3,006,413 |
| **Total** | **8,181,000** | **10,259,320** | **6,878,474** | **12,135,998** | **7,296,616** | **10,383,391** | **3,524,052** | **377,776** | **25,880,142** | **33,156,485** |

(1) Other compensation includes non-cash benefits e.g. in the form of company cars of €212,395 (2007: €282,102), subsidized insurance of €65,978 (2007: €48,634), reimbursement of legal and/or tax advice fees, accommodation and moving expenses of €3,245,679 (2007: €47,040).
(2) Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
(3) Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
(4) Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
(5) Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
(6) Deputy members of the Managing Board until December 31, 2007.
(7) Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
(8) On November 12, 2008, the Chairman's Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.



Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer agreed to an early mutual termination of their assignment and employment contracts effective December 31, 2007. Mr. Montes received severance pay in the amount of €6.12 million, and Mr. Lamprecht, Dr. Sharef and Prof. Dr. Wucherer each received €3.372 million. The amount and the composition of each severance payment was determined primarily on the basis of the full remaining term of the terminated employment contract and in consideration of the variable and the stock-based compensation components provided for in the contract. Of the amounts involved, €1.872 million, or €3.12 million in the case of Mr. Montes, relate to the settlement of bonus payments, and €1.5 million, or €3.0 million in the case of Mr. Montes, to the settlement of stock-based compensation. It was agreed in each case to perform a recalculation of the severance payments due to Managing Board members after the close of the fiscal year on the basis of the actual degrees of target achievement, which may result in a payment claim or a refund obligation on the part of the Managing Board member concerned vis-à-vis the Company. On November 12, 2008, the Chairman's Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on payments in satisfaction of valid claims by Mr. Lamprecht, Dr. Sharef and Prof. Dr. Wucherer with regard to fiscal year 2008.

In settlement of their respective contractual entitlement to transitional payments, Mr. Lamprecht received €1.56 million, and Dr. Sharef and Prof. Dr. Wucherer each received €1.872 million.

In addition, consulting agreements were signed under which Mr. Lamprecht, Mr. Montes, Dr. Sharef and Prof. Dr. Wucherer, after leaving the Managing Board, are to provide consulting services to the Company for a monthly consulting fee of €78,000 each (Mr. Lamprecht, Dr. Sharef and Prof. Dr. Wucherer) and €65,000 (Mr. Montes), respectively, in particular on the integration of the former operating Groups for which they had been responsible into the new Sector structure, and to cooperate and assist in the transition of existing business contacts to their respective successors.

During the term of their consulting agreements, Mr. Lamprecht, Mr. Montes, Dr. Sharef and Prof. Dr. Wucherer are entitled to contributions to their respective Siemens Defined Contribution Benefit Plan (BSAV).

The existing consulting agreement with Mr. Montes runs until October 31, 2011. The consulting agreement entered into with Dr. Sharef was terminated as of September 30, 2008, while the consulting agreements with Prof. Dr. Wucherer and Mr. Lamprecht were terminated as of December 31, 2008 and March 31, 2009, respectively.

With regard to his mutually agreed early resignation from the Managing Board, Prof. Dr. Erich R. Reinhardt's contract of employment was replaced by a service agreement expiring on March 31, 2011 providing for a target annual compensation in the amount of €1.56 million. Prof. Dr. Reinhardt will continue to serve the Company in a consultative capacity.

To compensate him for short-term and long-term pecuniary disadvantages arising as a result of his change from GE Healthcare, United Kingdom, to Siemens AG, Peter Y. Solmssen was promised a total amount of €10.518 million. It was agreed with Mr. Solmssen that the Company will add this amount to his Siemens Defined Contribution Benefit Plan (BSAV) in January 2009.

Both the number of units and the values of the stock-based compensation components are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the waiting period, because stock awards are not eligible to receive dividends. The resulting value amounted to €37.65 (2007: €97.94).

Accordingly, stock-based compensation was as follows:

Stock-based compensation

| (Amounts in number of units or €)[1] | Number of units Stock awards[2] | | Fair value of stock awards Stock awards[2] | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Managing Board members serving as of September 30, 2008 | | | | |
| Peter Löscher | 66,402 | 10,211 | 2,500,035 | 1,000,065 |
| Wolfgang Dehen[3] | 26,561 | – | 1,000,022 | – |
| Dr. Heinrich Hiesinger | 26,561 | 7,658 | 1,000,022 | 750,025 |
| Joe Kaeser | 26,561 | 7,658 | 1,000,022 | 750,025 |
| Jim Reid-Anderson[4] | 26,561 | – | 1,000,022 | – |
| Prof. Dr. Hermann Requardt | 26,561 | 7,658 | 1,000,022 | 750,025 |
| Dr. Siegfried Russwurm[3] | 26,561 | – | 1,000,022 | – |
| Peter Y. Solmssen[5] | 26,561 | – | 1,000,022 | – |
| Former Managing Board members | | | | |
| Dr. Klaus Kleinfeld[6] | – | – | – | 750,000 |
| Prof. Johannes Feldmayer[6] | – | – | – | – |
| Rudi Lamprecht[6] | – | 7,658 | – | 750,025 |
| Eduardo Montes[6][7] | – | 7,658 | – | 750,025 |
| Dr. Jürgen Radomski[6] | – | 7,658 | – | 750,025 |
| Prof. Dr. Erich R. Reinhardt[7][8] | 26,561[9] | 7,658 | 1,000,022[9] | 750,025 |
| Dr. Uriel J. Sharef[6] | – | 7,658 | – | 750,025 |
| Prof. Dr. Klaus Wucherer[6] | – | 7,658 | – | 750,025 |
| Total | 278,890 | 79,133 | 10,500,211 | 8,500,290 |

[1] The fair value of the stock-based compensation relates to stock awards granted in November 2008 and 2007 for fiscal years 2008 and 2007, respectively.
[2] After a waiting period of three years, the stock awards will be settled on November 14, 2011 (awards granted for fiscal year 2007 on November 9, 2010). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.
[3] Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
[4] Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
[5] Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
[6] Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
[7] Deputy members of the Managing Board until December 31, 2007.
[8] Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
[9] 15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of his mutually agreed early resignation from the Managing Board.



The following tables contain information concerning the stock awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal year 2008 and prior years. The stock options were issued in fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders' Meetings on February 18, 1999 and February 22, 2001 (for details on the Siemens Stock Option Plans see Note 34 of the "Notes to Consolidated Financial Statements").

Stock awards

| (Amounts in number of units or €) | Balance at beginning of fiscal year 2008 | | Granted during fiscal year | |
|---|---|---|---|---|
| | Awards | Weighted average grant-date fair value | Awards | Weighted average grant-date fair value |
| Managing Board members serving as of September 30, 2008 | | | | |
| Peter Löscher | – | – | 10,211 | 97.94 |
| Wolfgang Dehen[2] | 5,233 | 62.15 | – | – |
| Dr. Heinrich Hiesinger | 4,423 | 62.76 | 7,658 | 97.94 |
| Joe Kaeser | 6,217 | 64.48 | 7,658 | 97.94 |
| Jim Reid-Anderson[3] | – | – | – | – |
| Prof. Dr. Hermann Requardt | 5,199 | 62.91 | 7,658 | 97.94 |
| Dr. Siegfried Russwurm[2] | 2,137 | 63.04 | 1,225 | 97.94 |
| Peter Y. Solmssen[4] | – | – | – | – |
| Former Managing Board members | | | | |
| Dr. Klaus Kleinfeld[5] | 28,095 | 58.80 | – | – |
| Prof. Johannes Feldmayer[5] | 16,588 | 56.44 | – | – |
| Rudi Lamprecht[5] | 13,904 | 59.89 | 7,658 | 97.94 |
| Eduardo Montes[5][6] | 4,083 | 64.62 | 7,658 | 97.94 |
| Dr. Jürgen Radomski[5] | 26,481 | 58.24 | 7,658 | 97.94 |
| Prof. Dr. Erich R. Reinhardt[6][7] | 6,154 | 61.92 | 7,658 | 97.94 |
| Dr. Uriel J. Sharef[5] | 26,605 | 58.25 | 7,658 | 97.94 |
| Prof. Dr. Klaus Wucherer[5] | 26,605 | 58.25 | 7,658 | 97.94 |
| Total | 171,724 | 59.24 | 80,358 | 97.94 |

[1] Amounts do not include stock awards granted in November 2008 for fiscal year 2008. For details see page 37. However, these amounts may include stock awards or stock options received as compensation by the Managing Board member before appointment to the Managing Board.
[2] Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
[3] Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
[4] Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
[5] Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
[6] Deputy members of the Managing Board until December 31, 2007.
[7] Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

| Vested during fiscal year | | Forfeited during fiscal year | | Balance at end of fiscal year 2008[1] | |
|---|---|---|---|---|---|
| Awards | Weighted average grant-date fair value | Awards | Weighted average grant-date fair value | Awards | Weighted average grant-date fair value |
| | | | | | |
| – | – | – | – | 10,211 | 97.94 |
| – | – | – | – | 5,233 | 62.15 |
| – | – | – | – | 12,081 | 85.06 |
| – | – | – | – | 13,875 | 82.95 |
| – | – | – | – | – | – |
| – | – | – | – | 12,857 | 83.77 |
| – | – | – | – | 3,362 | 75.75 |
| – | – | – | – | – | – |
| | | | | | |
| – | – | – | – | 28,095 | 58.80 |
| – | – | – | – | 16,588 | 56.44 |
| – | – | – | – | 21,562 | 73.40 |
| – | – | – | – | 11,741 | 86.35 |
| 1,639 | 60.14 | – | – | 32,500 | 67.50 |
| – | – | – | – | 13,812 | 81.89 |
| 1,763 | 60.14 | – | – | 32,500 | 67.50 |
| 1,763 | 60.14 | – | – | 32,500 | 67.50 |
| 5,165 | 60.14 | – | – | 246,917 | 71.82 |



**Stock options**

| (Amounts in number of units or €) | Balance at beginning of fiscal year 2008 | | Granted during fiscal year | |
|---|---|---|---|---|
| | Options | Weighted average exercise price | Options | Weighted average exercise price |
| **Managing Board members serving as of September 30, 2008** | | | | |
| Peter Löscher | – | – | – | – |
| Wolfgang Dehen[2] | 17,295 | 74.59 | – | – |
| Dr. Heinrich Hiesinger | 23,755 | 73.56 | – | – |
| Joe Kaeser | 38,850 | 70.44 | – | – |
| Jim Reid-Anderson[3] | – | – | – | – |
| Prof. Dr. Hermann Requardt | 27,480 | 73.74 | – | – |
| Dr. Siegfried Russwurm[2] | 18,060 | 75.04 | – | – |
| Peter Y. Solmssen[4] | – | – | – | – |
| **Former Managing Board members** | | | | |
| Dr. Klaus Kleinfeld[5] | – | – | – | – |
| Prof. Johannes Feldmayer[5] | – | – | – | – |
| Rudi Lamprecht[5] | 45,465 | 73.85 | – | – |
| Eduardo Montes[5][6] | 17,800 | 73.57 | – | – |
| Dr. Jürgen Radomski[5] | 28,945 | 74.59 | – | – |
| Prof. Dr. Erich R. Reinhardt[6][7] | 63,450 | 75.35 | – | – |
| Dr. Uriel J. Sharef[5] | 111,480 | 68.16 | – | – |
| Prof. Dr. Klaus Wucherer[5] | 81,480 | 73.49 | – | – |
| Total | 474,060 | 72.46 | – | – |

[1] Amounts do not include stock awards granted in November 2008 for fiscal year 2008. For details see page 37. However, these amounts may include stock awards or stock options received as compensation by the Managing Board member before appointment to the Managing Board.
[2] Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
[3] Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
[4] Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
[5] Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
[6] Deputy members of the Managing Board until December 31, 2007.
[7] Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

| Exercised during fiscal year | | Forfeited during fiscal year | | Balance at end of fiscal year 2008[1] | |
|---|---|---|---|---|---|
| Options | Weighted average exercise price | Options | Weighted average exercise price | Options | Weighted average exercise price |
| | | | | | |
| – | – | – | – | – | – |
| 17,295 | 74.59 | – | – | – | – |
| – | – | – | – | 23,755 | 73.56 |
| 6,000 | 53.70 | – | – | 32,850 | 73.50 |
| – | – | – | – | – | – |
| – | – | – | – | 27,480 | 73.74 |
| 18,060 | 75.04 | – | – | – | – |
| – | – | – | – | – | – |
| | | | | | |
| – | – | – | – | – | – |
| – | – | – | – | – | – |
| 45,465 | 73.85 | – | – | – | – |
| 17,800 | 73.57 | – | – | – | – |
| 28,945 | 74.59 | – | – | – | – |
| – | – | 8,775 | 86.23 | 54,675 | 73.60 |
| 30,000 | 53.70 | – | – | 81,480 | 73.49 |
| 81,480 | 73.49 | – | – | – | – |
| 245,045 | 70.98 | 8,775 | 86.23 | 220,240 | 73.56 |



Stock options

| (Amounts in number of units or in €) | | Options outstanding at September 30, 2008 | | Options exercisable at September 30, 2008 | |
|---|---|---|---|---|---|
| | Exercise Price | Number of options outstanding | Weighted average remaining life (in years) | Number of options outstanding | Weighted average remaining life (in years) |
| **Managing Board members serving as of September 30, 2008** | | | | | |
| Peter Löscher | – | – | – | – | – |
| Wolfgang Dehen[1] | – | – | – | – | – |
| Dr. Heinrich Hiesinger | 72.54 | 11,910 | 1.2 | 11,910 | 1.2 |
| Dr. Heinrich Hiesinger | 74.59 | 11,845 | 2.2 | 11,845 | 2.2 |
| Joe Kaeser | 73.25 | 11,000 | 0.1 | 11,000 | 0.1 |
| Joe Kaeser | 72.54 | 10,355 | 1.2 | 10,355 | 1.2 |
| Joe Kaeser | 74.59 | 11,495 | 2.2 | 11,495 | 2.2 |
| Jim Reid-Anderson[2] | – | – | – | – | – |
| Prof. Dr. Hermann Requardt | 72.54 | 11,390 | 1.2 | 11,390 | 1.2 |
| Prof. Dr. Hermann Requardt | 74.59 | 16,090 | 2.2 | 16,090 | 2.2 |
| Dr. Siegfried Russwurm[1] | – | – | – | – | – |
| Peter Y. Solmssen[3] | – | – | – | – | – |
| **Former Managing Board members** | | | | | |
| Dr. Klaus Kleinfeld[4] | – | – | – | – | – |
| Prof. Johannes Feldmayer[4] | – | – | – | – | – |
| Rudi Lamprecht[4] | – | – | – | – | – |
| Eduardo Montes[4][5] | – | – | – | – | – |
| Dr. Jürgen Radomski[4] | – | – | – | – | – |
| Prof. Dr. Erich R. Reinhardt[5][6] | 73.25 | 15,000 | 0.1 | 15,000 | 0.1 |
| Prof. Dr. Erich R. Reinhardt[5][6] | 72.54 | 16,520 | 1.2 | 16,520 | 1.2 |
| Prof. Dr. Erich R. Reinhardt[5][6] | 74.59 | 23,155 | 2.2 | 23,155 | 2.2 |
| Dr. Uriel J. Sharef[4] | 73.25 | 25,000 | 0.1 | 25,000 | 0.1 |
| Dr. Uriel J. Sharef[4] | 72.54 | 27,535 | 1.2 | 27,535 | 1.2 |
| Dr. Uriel J. Sharef[4] | 74.59 | 28,945 | 2.2 | 28,945 | 2.2 |
| Prof. Dr. Klaus Wucherer[4] | – | – | – | – | – |
| **Total** | 73.56 | 220,240 | | 220,240 | |

[1] Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
[2] Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
[3] Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
[4] Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
[5] Deputy members of the Managing Board until December 31, 2007.
[6] Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

**Stock options exercised in fiscal year 2008**

| (Amounts in number of units or in €) | Number of options | Weighted average market price on date of exercise |
|---|---|---|
| **Managing Board members serving as of September 30, 2008** | | |
| Peter Löscher | – | – |
| Wolfgang Dehen[1] | 17,295 | 96.25 |
| Dr. Heinrich Hiesinger | – | – |
| Joe Kaeser | 6,000 | 96.25 |
| Jim Reid-Anderson[2] | – | – |
| Prof. Dr. Hermann Requardt | – | – |
| Dr. Siegfried Russwurm[1] | 18,060 | 100.64 |
| Peter Y. Solmssen[3] | – | – |
| **Former Managing Board members** | | |
| Dr. Klaus Kleinfeld[4] | – | – |
| Prof. Johannes Feldmayer[4] | – | – |
| Rudi Lamprecht[4] | 45,465 | 107.99 |
| Eduardo Montes[4][5] | 17,800 | 106.18 |
| Dr. Jürgen Radomski[4] | 28,945 | 96.06 |
| Prof. Dr. Erich R. Reinhardt[5][6] | – | – |
| Dr. Uriel J. Sharef[4] | 30,000 | 96.79 |
| Prof. Dr. Klaus Wucherer[4] | 81,480 | 102.50 |
| **Total** | 245,045 | 101.59 |

(1) Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
(2) Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
(3) Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
(4) Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
(5) Deputy members of the Managing Board until December 31, 2007.
(6) Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

**Pension benefit commitments** – The amount of the contributions to the Siemens Defined Contribution Benefit Plan (BSAV) is determined annually by the Chairman's Committee of the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited on January 1 each year with an annual interest payment (guaranteed interest).

For fiscal year 2008, the members of the Managing Board were granted contributions under the BSAV totaling €15.1 million (2007: €13.6 million), based on a resolution adopted by the Chairman's Committee of the Supervisory Board on November 12, 2008. Of this amount, €0.2 million (2007: €0.7 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €14.9 million (2007: €12.9 million) to contributions granted under the BSAV.



The following table shows on an individual basis, among other things, the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal year 2008.

**Defined Contribution Benefit Plan (BSAV)**

| Information pursuant to Section 4.2.5 para. 2, 2nd sentence of the German Corporate Governance Code | | | | |
|---|---|---|---|---|
| (Amounts in €) | Balance of BSAV account at September 30, 2008[1] | Total contribution for fiscal 2008 | Of which, funding of pension commitments earned prior to transfer to the BSAV | Of which, contributions to the BSAV account |
| **Managing Board members serving as of September 30, 2008** | | | | |
| Peter Löscher | 8,780,000[10] | 1,120,000 | – | 1,120,000 |
| Wolfgang Dehen[2] | 357,173 | 436,800 | 33,660 | 403,140 |
| Dr. Heinrich Hiesinger | 657,760 | 436,800 | 31,322 | 405,478 |
| Joe Kaeser | 969,292 | 436,800 | 24,097 | 412,703 |
| Jim Reid-Anderson[3] | – | 182,000 | – | 182,000 |
| Prof. Dr. Hermann Requardt | 916,710 | 436,800 | 27,816 | 408,984 |
| Dr. Siegfried Russwurm[2] | 199,751 | 436,800 | 12,750 | 424,050 |
| Peter Y. Solmssen[4] | –<br>– | 436,800<br>10,518,000[8] | –<br>– | 436,800<br>10,518,000 |
| **Former Managing Board members** | | | | |
| Dr. Klaus Kleinfeld[5] | 1,770,506 | – | – | – |
| Prof. Johannes Feldmayer[5] | 1,081,518 | – | – | – |
| Rudi Lamprecht[5] | 1,134,849 | 131,040 | 28,138 | 102,902 |
| Eduardo Montes[5][6] | 503,541 | 109,200 | 18,593 | 90,607 |
| Dr. Jürgen Radomski[5][9] | – | – | – | – |
| Prof. Dr. Erich R. Reinhardt[6][7] | 918,535 | 222,775 | – | 222,775 |
| Dr. Uriel J. Sharef[5] | 1,446,830 | 92,500 | – | 92,500 |
| Prof. Dr. Klaus Wucherer[5] | 1,058,960 | 92,500 | – | 92,500 |
| **Total** | 19,795,425 | 15,088,815 | 176,376 | 14,912,439 |

(1) In each case, including the additions in January 2008, but without reflecting minimum interest of currently 2.25% accrued in the meantime.
(2) Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
(3) Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.
(4) Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.
(5) Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
(6) Deputy members of the Managing Board until December 31, 2007.
(7) Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
(8) Special additions as of January 2009; for details see above (page 37).
(9) Dr. Radomski was not transferred to the BSAV.
(10) Including special additions of €8.5 million promised to Mr. Löscher in fiscal year 2007.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2008 amounted to €27.6 million (2007: €46.0 million), which amount is included in Note 24 of the "Notes to Consolidated Financial Statements."

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €22.7 million (2007: €16.0 million) for the year ended September 30, 2008.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2008 amounted to €146.0 million (2007: €134.8 million), which amount is included in Note 24 of the "Notes to Consolidated Financial Statements."

Other – No loans from the Company are provided to members of the Managing Board.

**2. Supervisory Board remuneration**

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is based on the Company's size, the assignments and responsibilities of the Supervisory Board members, and the Company's overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company's short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation. The members of the other committees of the Supervisory Board do not receive additional compensation for these services in fiscal year 2008.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2008 includes three components:

- a fixed compensation component,
- a short-term compensation component based on earnings per share, and
- a long-term compensation component based on earnings per share.

In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount has been increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. It was paid last time after the close of the Annual Shareholders' Meeting on January 24, 2008. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board's term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board's remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2008, the Supervisory Board's remuneration was determined on the basis of earnings per share in the amount of €6.26, after adjustment for significant extraordinary items.



| (Amounts in €) | 2008 Fixed compensation | 2008 Short-term variable compensation | 2008 Long-term variable compensation | 2008 Total | 2007 Fixed compensation | 2007 Short-term variable compensation | 2007 Long-term variable compensation | 2007 Total |
|---|---|---|---|---|---|---|---|---|
| **Supervisory Board members serving as of September 30, 2008** | | | | | | | | |
| Dr. Gerhard Cromme[1] | 125,000 | 184,875 | – | 309,875 | 114,583 | 122,031 | 33,333 | 269,947 |
| Ralf Heckmann[1] | 100,000 | 147,900 | – | 247,900 | 100,000 | 106,500 | 33,333 | 239,833 |
| Dr. Josef Ackermann[1] | 75,000 | 110,925 | – | 185,925 | 75,000 | 79,875 | 33,333 | 188,208 |
| Lothar Adler | 50,000 | 73,950 | – | 123,950 | 50,000 | 53,250 | 33,333 | 136,583 |
| Jean-Louis Beffa[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Gerd von Brandenstein[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Michael Diekmann[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Dr. Hans Michael Gaul[1][2] | 75,000 | 110,925 | – | 185,925 | – | – | – | – |
| Prof. Dr. Peter Gruss[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Bettina Haller | 50,000 | 73,950 | – | 123,950 | 25,000 | 26,625 | 8,333 | 59,958 |
| Heinz Hawreliuk[1] | 75,000 | 110,925 | – | 185,925 | 75,000 | 79,875 | 33,333 | 188,208 |
| Berthold Huber | 50,000 | 73,950 | – | 123,950 | 50,000 | 53,250 | 33,333 | 136,583 |
| Harald Kern[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Dr. Nicola Leibinger-Kammüller[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Werner Mönius[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Håkan Samuelsson[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Dieter Scheitor[1] | 68,750 | 101,681 | – | 170,431 | 37,500 | 39,938 | 10,833 | 88,271 |
| Dr. Rainer Sieg[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Birgit Steinborn[2] | 37,500 | 55,463 | – | 92,963 | – | – | – | – |
| Lord Iain Vallance of Tummel[1] | 68,750 | 101,681 | – | 170,431 | 50,000 | 53,250 | 33,333 | 136,583 |
| **Former Managing Board members** | | | | | | | | |
| Prof. Dr. Heinrich v. Pierer | – | – | – | – | 72,917 | 77,656 | 23,333 | 173,906 |
| Gerhard Bieletzki[3] | 12,500 | 18,488 | – | 30,988 | 50,000 | 53,250 | 32,500[5] | 135,750 |
| John David Coombe[1][4] | 25,000 | 36,975 | – | 61,975 | 62,500 | 66,563 | 33,333 | 162,396 |
| Hildegard Cornudet[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 33,333 | 136,583 |
| Birgit Grube[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 33,333 | 136,583 |
| Prof. Dr. Walter Kröll[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 33,333 | 136,583 |
| Prof. Dr. Michael Mirow[4] | 16,667 | 24,650 | – | 41,317 | 25,000 | 26,625 | 8,333 | 59,958 |
| Roland Motzigemba[3][4] | 8,333 | 12,325 | – | 20,658 | – | – | 1,667[5] | 1,667 |
| Wolfgang Müller | – | – | – | – | 16,667 | 17,750 | 23,333 | 57,750 |
| Georg Nassauer | – | – | – | – | 25,000 | 26,625 | 25,000 | 76,625 |
| Thomas Rackow[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 20,833 | 124,083 |
| Dr. Albrecht Schmidt[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 33,333 | 136,583 |
| Dr. Henning Schulte-Noelle[1][4] | 33,333 | 49,300 | – | 82,633 | 87,500 | 93,188 | 33,333 | 214,021 |
| Peter von Siemens[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 33,333 | 136,583 |
| Jerry I. Speyer[4] | 16,667 | 24,650 | – | 41,317 | 50,000 | 53,250 | 33,333 | 136,583 |
| Klaus Wigand | – | – | – | – | – | – | 13,333 | 13,333 |
| **Total** | 1,325,002 | 1,959,680 | – | 3,284,682 | 1,266,667 | 1,349,001 | 667,493 | 3,283,161 |

[1] Each of Dr. Gerhard Cromme as Chairman of the Supervisory Board and member of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Henning Schulte-Noelle as Chairman and member of the Audit Committee (based on length of service in each position); Dr. Hans Michael Gaul as Chairman of the Audit Committee, John David Coombe, Heinz Hawreliuk, Dieter Scheitor and Lord Iain Vallance of Tummel as members of the Audit Committee receive higher fixed and variable compensation (based on the length of service in the case of Dr. Hans Michael Gaul, John David Coombe, Dieter Scheitor and Lord Iain Vallance of Tummel).

[2] With effect as of the conclusion of the Annual Shareholders' Meeting of Siemens AG on January 24, 2008, Jean-Louis Beffa, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Harald Kern, Dr. Nicola Leibinger-Kammüller, Werner Mönius, Håkan Samuelsson, Dr. Rainer Sieg and Birgit Steinborn were elected new members of the Supervisory Board.

[3] Roland Motzigemba, formerly a substitute member of the Supervisory Board, became a member of the Supervisory Board of Siemens AG as a successor to Gerhard Bieletzki with effect from December 3, 2007.

[4] John David Coombe, Hildegard Cornudet, Birgit Grube, Prof. Dr. Walter Kröll, Prof. Dr. Michael Mirow, Roland Motzigemba, Thomas Rackow, Dr. Albrecht Schmidt, Dr. Henning Schulte-Noelle, Peter von Siemens and Jerry I. Speyer resigned from the Supervisory Board at the close of the Annual Shareholders' Meeting on January 24, 2008.

[5] As explained in the Compensation Report 2007, the amounts of the long-term variable compensation shown for 2007 were subject to continuing membership on the Supervisory Board until the close of the Annual Shareholders' Meeting on January 24, 2008. As Gerhard Bieletzki resigned from the Supervisory Board with effect from December 3, 2007, the amount payable to him was reduced on a pro rata basis, and a pro rata amount was paid to Roland Motzigemba, who became a member of the Supervisory Board as a successor to Gerhard Bieletzki.

The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman's Committee, the Mediation Committee, and the Ownership Rights Committee) are entitled to receive an additional half of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans from the Company are provided to members of the Supervisory Board.

**3. Other**

The members of the governing bodies of Siemens and all board members of its domestic and foreign subsidiaries are indemnified by Siemens or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component (i.e. a deductible within the meaning of Section 3.8, paragraph 2, of the German Corporate Governance Code).



# Management's discussion and analysis

## Business overview and economic environment

**Fiscal 2008 – Summary**

In fiscal 2008 we achieved many operating goals while rapidly transforming Siemens as a Company and as a competitor. We exceeded our revenue target, completely realigned our operations, streamlined our management, identified substantial cuts to our cost structure, restructured business activities, divested or closed numerous non-strategic businesses, and integrated a major acquisition. In addition, we closed a successful divestment of Siemens VDO Automotive (SV), resulting in a substantial gain and cash inflows. We further strengthened our cash position, in part through long-term debt transactions in capital markets, under favorable conditions ahead of the global financial crisis. We also reduced the number of outstanding shares by approximately 53 million shares through our share buyback plan.

A number of the steps mentioned above took place under our previously announced transformation programs, principally involving our program for reducing selling and general administrative expenses (SG&A), restructuring programs in our Healthcare Sector and Mobility Division and streamlining our portfolio within Other Operations. These programs were the major factors resulting in €1.741 billion in transformation charges to earnings in fiscal 2008. These include charges for severance, impairments, and other measures. In addition, we booked a provision of approximately €1 billion in connection with ongoing settlement negotiations with authorities in Germany and the U.S. These factors reduced income from continuing operations and net income for the fiscal year, among other measures, and will negatively affect cash flow in fiscal 2009.

As a result of our progress in fiscal 2008, we believe that Siemens is now a faster, more efficient and more focused company with greater potential for profitable growth.

**Orders rose 11%, to €93.495 billion, and revenue increased 7%, to €77.327 billion.** Orders rose 13% and revenue increased 9% on an organic basis, excluding the net effect of currency translation and portfolio transactions, compared to fiscal 2007. Within these effects, currency translation effects took five percentage points from both orders and revenue growth. Order growth included double-digit expansion in Energy and Healthcare and 9% growth in Siemens's largest Sector, Industry. Revenue growth showed a similar pattern. Our largest region, which comprises Europe, the Commonwealth of Independent States (C.I.S.) and Africa, contributed 15% order growth and 7% revenue growth, including large orders in Industry and Energy. The Asia/Australia/Middle East region contributed 10% order and revenue growth. Due in part to the large orders mentioned above, our book-to-bill ratio for fiscal 2008 was 1.21.

In the wake of intensifying our focus on growth markets, we determined our portfolio of products and solutions for environmental and climate protection. In fiscal 2008, revenue generated by our environmental portfolio was approximately to €19 billion and accounted for approximately 24% of Siemens' consolidated revenue.

**Total Sector profit was burdened by transformation costs and project charges.** Total Sectors profit – a measure of the combined profit from our three Sectors – was €6.520 billion in fiscal 2008 compared to €6.662 billion a year earlier. This represents a decline of 2%, even though the current fiscal year included more than €1 billion in project charges at the Fossil Power Generation and Mobility Divisions as well as €325 million in costs related to transformation programs at the Healthcare Sector and Mobility. The Industry Sector delivered strong profit growth driven by substantial increases in three of its largest Divisions, Industry Automation, Drive Technologies and Industry Solutions. Profit declined in the Energy Sector due to the project charges at Fossil Power Generation. All other Divisions in Energy generated higher profits year-over-year. Healthcare saw strong profit growth in its Diagnostics Division, benefiting from its acquisition of Dade Behring Holdings, Inc. (Dade Behring). Overall Healthcare saw a profit decline primarily due to the transformation costs mentioned above. All three Sectors devoted significant management attention during the year to realigning our eight former operating Groups into three Sectors. For information on our new organizational structure, see "Strategic overview" below.

**Income from continuing operations was €1.859 billion compared to €3.909 billion in fiscal 2007.** Basic earnings per share (EPS) from continuing operations declined correspondingly, to €1.91 from €4.13 a year earlier. The largest factor in this decline was the €1.741 billion in pre-tax transformation costs mentioned above. Within these costs were €1.081 million associated with severance programs aimed at a rapid yet sustainable SG&A reduction. Also included in transformation costs were €271 million in charges connected to divesting or closing non-strategic businesses in Other Operations. In addition, continuing operations included the provision of approximately €1 billion (pre-tax) associated with ongoing settlement negotiations and a one-time endowment of €390 million (pre-tax) related to the establishment of the Siemens foundation in Germany. The prior year was burdened by €440 million related to a European antitrust investigation.

**Net income rose to €5.886 billion from €4.038 billion in fiscal 2007.** Basic EPS were €6.41 compared to €4.24 in fiscal 2007. The decline in income from continuing operations discussed above was outweighed by higher income from discontinued operations, principally due to the SV divestment mentioned above. The combined result for SV in fiscal 2008, including positive operating results, was approximately €5.5 billion. This factor was partly offset by a loss of approximately €1.0 billion associated with the transfer of 51% of Siemens Enterprise Communications (SEN) and a €120 million provision related to the expected settlement of a claim by the insolvency administrator of BenQ Mobile GmbH & Co. OHG (BenQ) recorded in the fourth quarter. A year earlier, discontinued operations benefited from a then preliminary pre-tax non-cash gain of approximately €1.6 billion resulting from the transfer of our telecommunications carrier business into Nokia Siemens Networks B.V. (NSN). This positive effect, in addition to positive operating results at SV, was partly offset in the prior-year period by approximately €1.1 billion in tax expense associated with the carve-out of SV pending the close of its sale; a €567 million in impairments at the SEN business; and a penalty of €201 million imposed by German authorities in ending their investigation of past misconduct at the former Communications Group (Com).

**Free cash flow from continuing operations was €5.739 billion and the Cash conversion rate was above target.** For comparison, free cash flow for continuing operations of €6.755 billion in fiscal 2007 benefited from a substantial decrease in receivables of approximately €2.2 billion related to the SV carve-out and the transfer of carrier activities into NSN, only partly offset by a €431 million penalty payment related to a European Union antitrust investigation. Our cash conversion rate, defined as free cash flow divided by income, was 3.09 for continuing operations in fiscal 2008. This level was above our target for the fiscal year.



**ROCE for fiscal 2008 was 4.8%.** Return on capital employed (ROCE) measures income from continuing operations (before interest) as a percent of the average capital employed in those operations. Income from continuing operations in fiscal 2008 was significantly lower than in the prior year, as explained above, while average capital employed increased substantially due to major acquisitions in both fiscal years under review. As a result, ROCE came in lower than in fiscal 2007, when it was measured at 12.7%. The provision of approximately €1 billion (pre-tax) mentioned earlier cut approximately 220 basis points from ROCE. The effect of transformation costs took approximately 330 basis points from ROCE for the fiscal year 2008. The Siemens foundation endowment of €390 million (pre-tax) mentioned earlier reduced ROCE by approximately 70 basis points.

**Expenses for compliance investigations reflect progress regarding settlement.** Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €510 million in fiscal 2008 compared to €347 million in the prior year. On a quarterly basis, these expenses reached a peak in the second quarter of fiscal 2008 and then declined significantly in the two subsequent quarters. For fiscal 2008, expenses within continuing operations were €430 million and the remaining €80 million came within discontinued operations. A year earlier, expenses within discontinued operations were €195 million. For more information regarding these matters see "Notes to Consolidated Financial Statements."

**Siemens' share buyback plan reduced outstanding shares by approximately 53 million.** The first tranche of the program, in the amounts of €2.0 billion and 24,854,541 shares, was completed on April 8, 2008. The second tranche totaled €2.0 billion in purchases for 27,916,664 shares, and was completed on July 22, 2008. For further information, see "Liquidity and capital resources" below.

**Dividend.** The Siemens Managing Board and Supervisory Board have proposed a dividend of €1.60 per share. The prior year dividend was also €1.60 per share.

## Strategic overview

Siemens' strategy aims to achieve leading, profitable positions in regional and technological markets where major global trends (so-called megatrends) are creating strong demand for our solutions. Those trends are urbanization, demographic change, climate change and globalization. Our Fit4 2010 strategic program specifies performance targets for effectively meeting market demand related to megatrends. For example, one of our performance targets is to shape our business portfolio so that we are one of the top two companies in each of our businesses as measured by market share. For more information on Fit4 2010, see "Non-financial performance measures."

In fiscal 2008 we completed or launched a number of major management initiatives to better enable us to reach our performance targets and execute our strategy. One of the most fundamental was to realign our operating businesses into a new organizational structure with three Sectors and two Cross-Sector Businesses. The three Sectors are Industry, Energy, and Healthcare. The Cross-Sector Businesses support the Sectors in the areas of finance and information technology. For further information on this structure, see "Basis of presentation" below.

During fiscal 2008 we defined new target margins for the Sectors and their 14 externally reported Divisions. In doing so, we also raised the target ranges for all three Sectors. For further information on the margin ranges, see "Financial performance measures."

We believe the new structure has a number of advantages to Siemens and its investors beyond simplifying our reporting and offering clearer comparisons with our main competitors. In particular, it defines clear lines of responsibility from the top down. Each Sector has a CEO who sits on our Managing Board. In addition, each Sector has a CFO reporting to the CFO of Siemens. CEOs of each Division within the Sector report to the Sector CEO, and accordingly such structure is mirrored on the Business Unit level. We expect the CEO principle to provide clearer responsibilities for profit and loss, streamline decision-making and enable Siemens to respond more quickly to customer needs. In the same way as for the CEOs, a separate reporting line for the CFOs has been established accordingly on the levels below the Sectors.

For similar reasons, we implemented a new setup for our regional companies in fiscal 2008. These companies are now grouped into 20 "clusters" of countries, which in turn are organized into three world regions. The regions are defined as follows: Europe, the Commonwealth of Independent States (C.I.S.) and Africa; the Americas; and Asia, Australia and the Middle East. Regional companies in each cluster now share support functions and administrative resources, so that they can focus more tightly on the customers, suppliers, media and other stakeholders in their respective countries.

Inherent in the organizational changes described above is a substantial opportunity for us to reduce SG&A, such as by consolidating and sharing these activities. Our SG&A program targets sustainable elimination of €1.2 billion in SG&A by the end of fiscal 2010 from the level in fiscal 2007. For further information on our SG&A program, see "Global SG&A program" below.

At the end of fiscal 2008 we introduced a new management incentive program to go into effect with fiscal 2008 results. The primary purpose of the new program is to increase the alignment of management interests with those of our shareholders. To that end it mandates that our top 500 managers must hold a defined multiple of their base salary in Siemens shares; awards stock for performance; and rewards employees who hold Siemens shares for a defined period with one free share per three held. The incentive program also pays out financial bonuses based on achievement of personal and organizational targets. The entire program is designed to be effective, objective, easy to understand, and best-in-class.

### Worldwide economic environment

According to estimates of Global Insight, Inc., gross domestic product (GDP) in 2008 is expected to grow 2.7% on a global basis. In 2007, GDP grew by 3.9%.

Of Siemens' three reporting regions, the largest is Europe/C.I.S./Africa. Growth of GDP in this region is expected to be 2.0% in 2008, down from 3.6% in 2007. This decline is due primarily to Europe, which is expected to post 1.3% GDP growth in 2008 compared to 3.0% in 2007. Within Europe, 1.1% GDP expansion is anticipated for the Western Europe nations, down from 2.8% in 2007 due generally to the strong euro and slowing global demand for exports. This was also evident in GDP growth in Germany, which is expected to slow to 1.3% for the year, down from 2.5% a year earlier. Other economies experienced additional impacts, such as a sharp slowing in the housing markets of Spain, Great Britain and Ireland. The C.I.S. countries and Africa are projected to grow 7.1% and 5.6%, respectively, faster than the region overall but slower than in 2007.



In the Americas region, GDP growth is expected to fall to 1.8% in 2008 from 2.7% in 2007, primarily because of a decline in U.S. economic growth from 2.0% to 1.3%. This decline includes sharply reduced consumer spending in an environment of rising unemployment, falling house prices, falling equity values and higher living costs. Tighter credit due to the financial crisis also restricted economic growth. While Latin America benefited from higher raw materials prices, GDP growth in the region is still expected to slow to 4.0% from 5.3% in 2007 due in part to weaker demand for the region's exports in the U.S.

Siemens' third region is Asia/Australia/Middle East. This region, which had GDP growth of 6.1% in 2007, is projected to grow 4.8% in 2008. Because of its strong dependence on exports, the region is exposed to downturns in demand from importing countries. This was particularly evident in Japan, estimated to grow 0.4% in 2008 compared to 2.0% in 2007. While China is expected to again grow substantially faster than the region as a whole, reduced export demand and appreciation of its currency are among the factors slowing GDP growth to an estimated 9.8% in 2008 compared to 11.9% the year before. India is seen as posting growth of 6.5%, down from 9.0% in 2007 due in part to inflation. Despite a rapid decline in oil prices in the latter half of 2008, leading to planned cuts in production, the Middle East is anticipated to grow faster in 2008 than in 2007, with GDP expansion rising to 6.9% from 5.5%.

The estimates and projections presented in this section are based upon a report dated November 14, 2008 prepared by Global Insight, Inc. and have not been independently verified by Siemens. Due to effects on the world economy resulting from the financial market crisis, figures for 2008 might deviate significantly.

### Market trends

The most important market trends for Siemens are the four "megatrends" that cover the entire range of our activities, both geographically and technologically. These are urbanization, demographic change, climate change and globalization.

Urbanization refers to the growing number of large, densely populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. Urbanization is driven by a number of forces, including in-migration from rural areas and population growth in urban areas. This megatrend is important to Siemens because we provide solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among others.

Demographic change includes a number of trends, with one of the most important being the increasing average age of the populations of many countries, particularly industrialized nations. This trend is important to Siemens because we provide a wide range of solutions for preventative healthcare and early diagnosis of disease – two essential requirements for living longer, healthier lives.

Climate change embraces many trends, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind; increasing the efficiency and performance of the electrical grid; increasing the energy efficiency of transportation and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above. This trend is important because we generate approximately one quarter of our revenues from solutions related to environmental and climate protection, spanning all the trends just mentioned.

Globalization in the Siemens context refers to the increasing percentage of the global economy that involves multinational operations both within individual organizations and among disparate organizations. An example of the former is standardized manufacturing in multiple countries by a single company. An example of the latter is the integration required to manufacture products designed in one country from components made in a number of other countries. Globalization is important to Siemens because we operate in approximately 190 countries with common solutions, technologies, logistics, information systems, and business processes across all regions. This global network enables us to help simplify the process of globalizing almost any business for our customers.

**Market development**

A major driver of global growth in GDP is growth in gross fixed investment. Gross fixed investment is important because most of our businesses provide customers with fixed assets including infrastructure, industrial systems and equipment. GDP growth is driven also by expansion in consumer and close-to-consumer industries. In 2008 gross fixed investment grew an estimated 3.5% compared to 5.5% in 2007. Slower growth was due primarily to mature industrial nations. Growth in gross fixed investment was negative in the U.S., declining an estimated 3% in 2008, and growth in Western Europe slowed to an estimated 2% compared to 5% in 2007. In contrast, growth in emerging and developing countries is projected to expand 12% in 2008 due to pent-up demand for infrastructure and industrial systems.

Most of the major market segments that are important to our Industry Sector follow the global pattern described above. The machinery and equipment market is estimated to contract 7% in the U.S. and grow slowly in Western Europe in 2008, while remaining above 10% in such emerging markets as China and India. The construction markets we serve in the U.S. and Western Europe are also expected to see slower growth in gross fixed investment compared to 2007. Within the global market for the Industry Sector's electronics and electrical engineering solutions, contraction in the U.S. is projected to largely offset 2% growth in Western Europe. While the electronics and electrical engineering market is growing more rapidly in emerging economies, the fast growth of prior years is expected to slow in some nations, such as a decline from 16% to 8% in China and from 30% to 15% in India. The major exception to the global pattern for the Industry Sector was the metals and mining market, where gross fixed investment is expected to grow 6% in 2008.

The overall energy solution market, which we participate in with our Energy Sector, is projected to achieve global growth of 17% in 2008 despite supply constraints in a number of segments. The overall development, including fast growth and supply constraints, included both fossil power generation and renewable energy. The power transmission and distribution segments shared in the growth, in part due to the need for higher-efficiency long-distance solutions for off-shore wind farms. The oil and gas production market is expected to expand 7% in 2008.



Gross fixed investment in the global healthcare market, which we serve via our Healthcare Sector, is projected to expand approximately 3% and develop similarly to the global pattern discussed above. While expansion in the U.S. market flattens or falls, Western Europe anticipates at least stable investment year-over-year and emerging economies will continue to supply most new growth. China, for example, expects to see 12% growth in gross fixed investments within the healthcare industry in 2008, in line with 13% expansion for emerging markets overall.

The estimates and projections presented in this section are also considering data prepared by Global Insight, Inc. during autumn 2008 and have not been independently verified by Siemens. Due to effects on the world economy resulting from the financial market crisis, figures for 2008 might deviate significantly.

**Research and development**

In fiscal 2008, Siemens increased its research and development (R&D) expenses to €3.784 billion from €3.399 billion in the prior year. The average number of employees engaged in R&D in fiscal 2008 was 32.2 thousand, compared to 30.9 thousand in fiscal 2007. Siemens' patent portfolio consists of more than 55,000 patents worldwide. In fiscal 2008, our researchers and developers submitted approximately 8,200 inventions and we filed approximately 5,000 patent applications. In the patent statistics for 2007, Siemens is number 2 in Germany, number 3 in Europe and number 11 in the U.S.

Our corporate R&D organization provides two primary forms of support to the R&D teams in our Sectors and Divisions, which spend a large majority of our overall R&D budget. The first is looking at least one product generation further ahead than the Sectors, to identify how current technology will evolve to meet society's future needs as well as how those needs might require entirely new technologies or new integration of existing technologies. This activity enables our corporate R&D team to make its second fundamental contribution, which is ensuring a robust flow of scientific and technical information into Siemens from outside the company. The process includes building relationships with external sources of fundamental research in global technology fields important to Siemens, and then facilitating transfer of trend-setting science and technology to the Sectors for application in new products and solutions. The fields include materials and microsystems; production and processes; software and engineering, power and sensors; automation, medical informatics and imaging; information and communication; exploitation and processing of natural resources; off-grid energy and rural healthcare; and the development of so-called SMART products (simple, maintenance-friendly, affordable, reliable, and timely to market) for competing in price-sensitive markets such as Asia.

Among the R&D priorities at our Industry Sector is virtual product development, as a part of the entire product lifecycle management. Virtual product development enables our customers to understand and visualize the entire lifecycle of a new product before or along-side creation of the physical facilities and systems for developing and making it. Industry Sector R&D also focuses on complementary production technologies, such as factory automation and process automation. A third major category includes contributions to Siemens' environmental portfolio, such as climate-friendly motors and drives, technologies for energy-efficient buildings, and energy-saving lighting solutions.

R&D in the Energy Sector focuses on more efficient and effective ways to generate, transmit and distribute energy. Examples include coal-fired power plants with an efficiency rating of 50% that are expected to emit 40% less carbon dioxide per kilowatt hour than today's power plant; combined-cycle plants in which the exhaust heat from a gas turbine generates steam for other steam turbines; floating wind turbines for use far offshore; and technologies for carbon dioxide capture and storage.

As a result of recent acquisitions, our Healthcare Sector has become the first company capable of offering a comprehensive diagnostics chain incorporating the key solutions of "in vitro" and "in vivo" diagnostics in connection with information technology for laboratories, hospitals, clinics and doctors. Thus one focus of R&D at Healthcare is increasing integration among these disciplines, so that healthcare professionals can diagnose disease at an early stage with information from multiple diagnostic sources and better personalize the therapy for patients. Healthcare R&D also includes focused work on the Sector's core imaging technologies as well as miniaturization, instrument throughput, and other topics essential to the field of advanced medicine.

### Global SG&A program

As mentioned above, we initiated a global SG&A reduction program in fiscal 2008 as part of Siemens' transformation programs, with the goal of securing our competitive position against the backdrop of an impending global economic downturn. The program is targeted at improving the efficiency of the selling and administration processes in our corporate functions, in our Sectors, Divisions and Cross-Sector Businesses, as well as in our regional Clusters.

Under this program, we intend to reduce global SG&A costs until fiscal 2010 by approximately €1.2 billion from the level of fiscal 2007. We plan to achieve some of these reductions by cutting expenditures for IT infrastructure and consultants. Savings in personnel are also part of the SG&A program, now that the company has considerably streamlined its top management. Substantial synergies are also being generated internally following the formation of three new Sectors from previous eight Groups. In addition, Siemens is bundling a large number of administrative tasks of its roughly 70 Regional Companies into 20 Regional Clusters. The total cost reduction target was allocated to the Sectors, Cross-Sector Businesses and central functions as well as to the regional Clusters, in order to manage this global project effectively.

During fiscal 2008, a number of key drivers were identified to support the achievement of the overall cost reduction target. The following chart includes the fiscal 2007 starting point as well as the fiscal 2010 target values of our most important drivers.




Consultancy costs* (€ in millions)
- 50%
600
~300
Actual 2007
Target 2010
IT costs (€ in billions)
- 25%
1.3
~1.0
Actual 2007
Target 2010
Number of legal entities**
- 40%
~1,800
~1,000
Actual 2007
Target 2010
Number of reporting units***
- 40%
~900
~500
Actual 2007
Target 2010

* External and internal consultancy costs; without compliance costs and discontinued operations; including non-SG&A consultancy costs

** All legal entities including minority investments without threshold

*** Reporting units belonging to Sectors

As a consequence of the implementation of the SG&A program, Siemens expects to cut around 12,600 jobs worldwide. Expenses in the amount of €1.081 billion were accounted for job reduction measures under the SG&A program and related to the program in fiscal 2008. Within Segment Information, these expenses are recognized under Corporate items.

## Basis of presentation

In fiscal 2008, the Company rearranged its organization. As announced in November 2007, Siemens AG reorganized its operations to create the three Sectors Industry, Energy and Healthcare which in turn comprise 15 Divisions. Siemens' financial reporting was adapted to reflect the new organizational structure in the second half of the current fiscal year. External financial reporting on the basis of three sectors and for 14 divisions was commenced in the third quarter of fiscal 2008. Financial results relating to the Energy Service Division, which is part of the Energy Sector, are reflected in the Fossil Power Generation Division and the Oil & Gas Division. The three Sectors, as well as Equity Investments, Siemens IT Solutions and Services and Siemens Financial Services (SFS), constitute reportable segments in accordance with International Financial Reporting Standards (IFRS).

This new structure consolidates the previous twelve reportable segments referred to as Groups. The following figure contrasts the previous basis of presentation as of September 30, 2007 and the current basis of presentation as of September 30, 2008, and also indicates some additional adjustments made as part of the reorganization.

Prior-year information in our Management's discussion and analysis and Consolidated Financial Statements is presented according to the new organizational structure on a retroactive basis, to provide a meaningful comparison with results for fiscal 2008.


Basis of Presentation as of Sep 30, 2008
Automation and Drives (A&D)
Siemens Building Technology (SBT)
OSRAM
Industrial Solutions and Services (I&S)
Transportation Systems (TS)
Power Generation (PG)
Power Transmission and Distribution (PTD)
Medical Solutions (Med)
Strategic Equity Investments (SEI)
Siemens IT Solutions and Services
Siemens Financial Services
Siemens Real Estate
Other Operations
Other interest expense
Corporate Items, Pensions and eliminations
Eliminations, reclassifications and Corporate Treasury
Electrical Installation Equipment
Intelligent Traffic Systems; Infrastructure Logistics
Oil & Gas
Industry Automation
Drive Technologies
Building Technologies
OSRAM
Industry Solutions
Mobility
Industry Sector
Fossil Power Generation
Renewable Energy
Oil & Gas
Power Transmission
Power Distribution
Energy Sector
Imaging & IT
Workflow & Solutions
Diagnostics
Healthcare Sector
Equity Investments
Cross-Sector Businesses:
Siemens IT Solutions and Services
Siemens Financial Services
Other Operations
Siemens Real Estate
Corporate Items and Pensions
Eliminations, Corporate Treasury and other reconciling items

The Company removed its previous component model presentation which divided Siemens' consolidated financial statements into *Operations, Financing and Real Estate* and *Eliminations, reclassifications and Corporate Treasury*.



As of September 30, 2007, the reportable segment Strategic Equity Investments (SEI) comprised the Company's investments in Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) B.V. (FSC). During the fourth quarter of fiscal 2008, the scope of the segment was expanded and SEI was renamed Equity Investments. Prior-year figures were adjusted for purposes of comparison. Equity Investments includes equity investments not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury for strategic reasons; assets held for disposal; and available-for-sale financial assets. As of September 30, 2008, equity investments not allocated to a Sector or Cross Sector Business include NSN and BSH, both of which were previously included in SEI; our 49% stake in Enterprise Networks Holding, BV; and our 49% investment in Krauss-Maffei Wegmann GmbH & Co. KG, which was reported within Corporate Items as of September 30, 2007. Assets held for disposal include FSC, which was previously included in SEI.

While we implemented a new organizational structure in fiscal 2008, we largely retained our previous segment performance measures. In the following discussion and analysis, we provide data and comment on these segment performance measures for each Division as well as for the Sectors in which they are included. For further information on our reportable segments, definitions of our performance measures and reconciliations to our Consolidated Financial Statements, see "Notes to Consolidated Financial Statements."

Under our policy for the recognition of new orders, we generally recognize a new order when we enter into a contract that we consider "effective and binding" based on our review of a number of different criteria. In general, if a contract is considered effective and binding, we recognize the total contract value as promptly as practicable. Contract value is the agreed price or fee of the irrevocable portion of the contract to deliver goods and/or render services. Agreed fees on service, maintenance and outsourcing contracts with a remaining contractual term of more than 12 months, for which management believes that it is highly uncertain whether all the contract terms will be met by the customer, are recognized as new orders on a revolving basis for the next 12 months. In case an order is cancelled during the current year or its amount is modified, we adjust our new order total for the current period accordingly, rather than retroactively adjusting previously published new order totals. However, if an order from previous year(s) is cancelled, generally, current period new orders are not adjusted, instead, existing orders on hand are revised if the adjustment exceeds a certain threshold. There is no standard system for compiling new order information among companies in our fields of activities. Accordingly, our new order totals may not be comparable with new order totals reported by other companies. Our new order totals are not audited, however we do subject our new orders to internal documentation and review requirements. We may change our policies for recognizing new orders in the future without previous notice.

Further, Siemens implemented a new geographical structure in accordance with Managing Board responsibilities. Accordingly, beginning with the third quarter of fiscal 2008, external financial reporting for Siemens is based on the three regions

- "Europe, Commonwealth of Independent States (C.I.S.), Africa",
- "Americas" and
- "Asia, Australia, Middle East".

In addition, information for Germany which is part of the region "Europe, C.I.S., Africa", for the United States, which are part of the region "Americas," and for China and India, which are part of the region "Asia, Australia, Middle East," is reported separately on a Siemens level. As of September 30, 2007, five regions were externally reported, including Germany.

## Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2008:

Orders were €93.495 billion, up 11% from the prior-year period, while revenue rose 7% year-over-year, to €77.327 billion. This resulted in a book-to-bill ratio of 1.21 for the current period. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders increased 13% year-over-year and revenue rose 9%. Within the full-year growth trend, we saw signs of slowing demand in the latter half of the year as commercial credit continued to tighten on a global basis and economic growth slowed or stopped in numerous regional and industrial markets important to Siemens. In particular, some Divisions reported lower orders in the second half of the fiscal year or in the fourth quarter compared to the same period a year earlier.

| | New Orders (location of customer) | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change vs. previous year | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Europe, C.I.S.**, Africa | 50,029 | 43,374 | 15% | 15% | (2)% | 2% |
| *therein Germany* | 14,434 | 13,562 | 6% | 5% | 0% | 1% |
| Americas | 24,010 | 22,831 | 5% | 11% | (11)% | 5% |
| *therein U.S.* | 17,437 | 16,662 | 5% | 14% | (15)% | 6% |
| Asia, Australia, Middle East | 19,456 | 17,711 | 10% | 12% | (5)% | 3% |
| *therein China* | 5,446 | 4,871 | 12% | 13% | (3)% | 2% |
| *therein India* | 2,268 | 2,015 | 13% | 17% | (8)% | 4% |
| Siemens | 93,495 | 83,916 | 11% | 13% | (5)% | 3% |

* Excluding currency translation and portfolio effects. ** Commonwealth of Independent States.

Order growth related to external customers in fiscal 2008 included double-digit increases in all three Sectors. The Industry Sector – Siemens' largest Sector – increased orders by 10% compared to fiscal 2007, with the strongest growth coming at Mobility and Industry Automation. Order growth at Mobility included Siemens' largest-ever rolling stock order, a €1.4 billion contract for more than 300 trains from the Belgian state railway system. Two of the larger Divisions of the Industry Sector, Industry Automation and Drive Technologies, saw their book-to-bill ratios slide to 0.98 and 1.03, respectively, in the second half of the fiscal year, compared to 1.08 and 1.22, respectively, in the first half-year. In the Energy Sector, orders rose 17% on growth in all Divisions. Renewable Energy contributed both the largest absolute increase and greatest percentage increase compared to the prior year, driven by large wind power orders in the U.S. and the U.K. This Division also reported an expected drop in fourth-quarter orders compared to the same quarter a year earlier. The Healthcare Sector recorded order growth of 15%, which benefited from substantial new volume at Diagnostics due to its first-quarter consolidation of Dade Behring.



The Europe/C.I.S./Africa region recorded order growth of 15%, including double-digit increases in all three Sectors and a higher level of large orders compared to the prior year. These include the major orders noted above as well as a large contract win for Energy in Germany. This latter order helped lift orders in Germany 6% for the year. In the Americas, reported orders of €24.010 billion were 5% higher than in the prior year, highlighted by the Renewable Energy order mentioned above. New volume from acquisitions, primarily in the U.S., only partly offset strong negative currency translation effects in fiscal 2008. Excluding these effects, organic order growth in the Americas was 11% year-over-year. Healthcare saw solid order growth in the region due mainly to the Dade Behring acquisition, while orders at Industry declined compared to a year earlier. In contrast, Industry led growth in Asia/Australia/Middle East, where orders climbed 10% year-over-year. Healthcare also achieved double-digit growth in the region as well, again benefiting from Dade Behring. Energy posted a higher level of large orders in the region in fiscal 2007, resulting in a decline in fiscal 2008.

| | Revenue (location of customer) | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change vs. previous year | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Europe, C.I.S.**, Africa | 40,795 | 38,180 | 7% | 7% | (2)% | 2% |
| *therein Germany* | 12,797 | 12,594 | 2% | 1% | 0% | 1% |
| Americas | 20,107 | 19,321 | 4% | 9% | (11)% | 6% |
| *therein U.S.* | 14,847 | 14,832 | 0% | 7% | (14)% | 7% |
| Asia, Australia, Middle East | 16,425 | 14,947 | 10% | 12% | (5)% | 3% |
| *therein China* | 4,878 | 4,146 | 18% | 18% | (2)% | 2% |
| *therein India* | 1,885 | 1,676 | 12% | 13% | (9)% | 8% |
| Siemens | 77,327 | 72,448 | 7% | 9% | (5)% | 3% |

* Excluding currency translation and portfolio effects. ** Commonwealth of Independent States.

Revenue related to external customers for Siemens in 2008 rose 7% year-over-year, on double-digit growth in Healthcare and Energy. Industry delivered 6% revenue growth, including double-digit increases at Industry Automation and Drive Technologies which more than offset declines at Mobility, Building Technologies and OSRAM. The Energy Sector recorded 12% growth in revenue, with increases in all Divisions including a 53% surge at Renewable Energy. Revenue was up 13% in Healthcare, which benefited substantially from Dade Behring.

In the Europe/C.I.S./Africa region, revenue grew 7% year-over-year, on double-digit increases in Healthcare and Energy and 6% growth in Industry. Within the region, revenue in Germany rose 2%, including growth in all three Sectors. The Americas region posted a 4% increase on 16% growth in Energy and 6% growth in Healthcare. Revenue in Industry declined 1% compared to the prior-year level. Negative currency translation effects took 14% from reported growth in the U.S. On an organic basis, revenues rose 7% in the U.S. and 9% for the Americas overall. Asia/Australia/Middle East saw 10% expansion in revenue, including double-digit growth in Healthcare and Industry and 4% expansion in Energy. Revenue in China and India climbed 18% and 12%, respectively, compared to the prior year, primarily on high double-digit growth in Industry.

| | Year ended September 30, | | |
|---|---|---|---|
| (€ in millions) | 2008 | 2007 | % Change |
| Gross profit on revenue | 21,043 | 20,876 | 1% |
| *as percentage of revenue* | 27.2% | 28.8% | |

Gross profit for fiscal 2008 increased 1% year-over-year, well under the rate of revenue growth. The slower growth in gross profit was due to a number of factors, chief among them the total of more than €1 billion in project charges at Fossil Power Generation and Mobility mentioned earlier. Gross profit growth was also held back by expenses in connection with the Mobility in Motion restructuring program, primarily including severance charges and asset impairments. In combination, the factors just mentioned contributed to a decline in gross profit margin, which came in at 27.2% for fiscal 2008 compared to 28.8% a year earlier.

| | Year ended September 30, | | |
|---|---|---|---|
| (€ in millions) | 2008 | 2007 | % Change |
| Research and development expenses | (3,784) | (3,399) | 11% |
| *as percentage of revenue* | 4.9% | 4.7% | - |
| Marketing, selling and general administrative expenses | (13,586) | (12,103) | 12% |
| *as percentage of revenue* | 17.6% | 16.7% | - |
| Other operating income | 1,047 | 680 | 54% |
| Other operating expense | (2,228) | (1,053) | 112% |
| Income from investments accounted for using the equity method, net | 260 | 108 | 141% |
| Financial income (expense), net | 122 | (8) | n.a. |

Research and development (R&D) expenses increased to €3.784 billion, or 4.9% of revenue, from €3.399 billion or 4.7% of revenue in fiscal 2007. R&D expenses rose most notably at Industry Automation and Diagnostics, both of which made major acquisitions in the periods under review.

Marketing, selling and general administrative (SG&A) expenses rose to €13.586 billion, or 17.6% of revenues, from €12.103 billion or 16.7% of revenue in the prior year. The difference is due primarily to our SG&A reduction program, as the majority of the €1.081 billion in severance charges mentioned earlier were recorded as SG&A expenses. SG&A expenses for the year were also driven higher by the acquisitions at Industry Automation and Diagnostics.

Other operating income rose to €1.047 billion in fiscal 2008, compared to €680 million a year earlier. This increase is due mainly to higher gains from sales of real estate and sales of businesses, including a pre-tax net gain of €131 million on the sale of the wireless modules business at Industry Automation and a €130 million pre-tax net gain on the sale of the Global Tungsten & Powders unit at OSRAM. The current year benefited also from the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. A year earlier, other operating income benefited from a net gain of €76 million on the sale of the locomotive leasing business at Mobility.



Other operating expense was €2.228 billion in fiscal 2008, up from €1.053 billion in fiscal 2007. The difference year-over-year is due primarily to the provision of approximately €1 billion mentioned earlier, which we took in connection with ongoing settlement negotiations with authorities in Germany and the U.S. regarding legal and regulatory matters. The current year also includes an one-time endowment of €390 million related to the establishment of the Siemens foundation and a goodwill impairment of €70 million related to a building and infrastructure business at which 50% were divested during fiscal 2008. A year earlier, other operating expense included the €440 million in sanctions related to an European antitrust investigation mentioned earlier, €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ, and a goodwill impairment of €52 million at a regional payphone unit. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €430 million in fiscal 2008, substantially higher than €152 million a year earlier.

Income from investments accounted for using the equity method, net rose year-over-year to €260 million in the current period. The change was due primarily to a significantly reduced equity investment loss related to NSN, partly offset by an equity investment loss related to FSC, which posted positive equity investment income in fiscal 2007.

Financial income (expense), net increased to €122 million, up from a negative €8 million in fiscal 2007, primarily due to a swing in interest income (expense), net, to a positive €60 million from a negative €139 million a year earlier, stemming mainly from a combination of lower indebtedness in Siemens' operating businesses and lower interest rates on U.S. dollar denominated debt compared to the prior fiscal year.

| | Year ended September 30, | | |
|---|---|---|---|
| (€ in millions) | 2008 | 2007 | % Change |
| Income from continuing operations before income taxes | 2,874 | 5,101 | (44)% |
| Income taxes | (1,015) | (1,192) | (15)% |
| *as percentage of income from continuing operations before income taxes* | 35% | 23% | - |
| Income from continuing operations | 1,859 | 3,909 | (52)% |
| Income from discontinued operations, net of income taxes | 4,027 | 129 | > 200% |
| Net income | 5,886 | 4,038 | 46% |
| Net income attributable to minority interest | 161 | 232 | - |
| Net income attributable to shareholders of Siemens AG | 5,725 | 3,806 | 50% |

Income from continuing operations before income taxes was €2.874 billion in fiscal 2008, compared to €5.101 billion a year earlier. The major factors in the change were the SG&A reduction costs and the provision accrued in connection with the ongoing settlement negotiations, as discussed above, partly offset by an increase in gross profit which was held back by the substantial project charges and restructuring costs mentioned above. The effective tax rate on income from continuing operations was 35% in fiscal 2008. This rate was adversely affected by the provision of approximately €1 billion mentioned above, a majority of which was not deductible for tax purposes. A year earlier, the effective tax rate was significantly lower at 23%, positively influenced by special items arising from tax audits in Germany and Austria. As a result, income from continuing operations after taxes was €1.859 billion in fiscal 2008, down from €3.909 billion a year earlier.

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business (SEN), in which Siemens divested a 51% stake during the fourth quarter of the current fiscal year, the telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007, and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2008 was €4.027 billion, up substantially from €129 million a year earlier, mainly due to SV. A substantial gain on the sale and positive operating results at SV before the sale contributed approximately €5.5 billion to income from discontinued operations in fiscal 2008. This positive contribution was partly offset by effects related to former Com activities, including a preliminary loss related to the above-mentioned divestment of SEN of approximately €1.0 billion and severance charges and impairments of long-lived assets at SEN earlier in the year. As as result, former Com activities reduced income from discontinued operations by €1.433 billion in fiscal 2008. Therein included is a €120 million provision related to expected settlement of a claim by the insolvency administrator of BenQ that was recorded in the fourth quarter of fiscal 2008. In fiscal 2007, discontinued operations included positive results from former Com activities, primarily a then preliminary, pre-tax non-cash gain of approximately €1.6 billion associated with the transfer of Siemens' carrier-related assets into NSN. This gain more than offset impairments totaling €567 million at SEN, and a €201 million fine related to Com imposed on Siemens in Germany, of which €200 million was tax deductible. The prior year benefited from positive operating results at SV, more than offset by approximately €1.1 billion in tax expense related to its carve-out. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters were €80 million in fiscal 2008, considerably down from €195 million a year earlier. For additional information regarding discontinued operations, see "Notes to Consolidated Financial Statements."

Net income for Siemens in fiscal 2008 was €5.886 billion, compared to €4.038 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €5.725 billion, up from €3.806 billion in fiscal 2007.



## Segment information analysis

### Sectors

### Industry

| Sector | Year ended September 30, | | % Change | | therein | |
|---|---|---|---|---|---|---|
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Profit | 3,861 | 3,521 | 10% | | | |
| Profit margin | 10.1% | 9.8% | | | | |
| New orders | 42,795 | 39,095 | 9% | 11% | (4)% | 2% |
| Total revenue | 38,085 | 36,059 | 6% | 8% | (4)% | 2% |
| External revenue | 36,908 | 34,976 | 6% | | | |
| *Therein:* | | | | | | |
| *Europe, C.I.S.**, Africa* | 20,808 | 19,703 | 6% | | | |
| *Therein Germany* | 7,513 | 7,196 | 4% | | | |
| *Americas* | 8,817 | 8,947 | (1)% | | | |
| *Asia, Australia, Middle East* | 7,283 | 6,326 | 15% | | | |

* Excluding currency translation and portfolio effects. ** Commonwealth of Independent States.

In fiscal 2008, Sector profit at Industry increased to €3.861 billion, 10% higher than €3.521 billion in fiscal 2007. The Sector's largest Divisions – Drive Technologies, Industry Automation, Industry Solutions and Building Technologies – all achieved profit increases, pushing up profit margin for the Sector as a whole. Industry delivered these results despite lower profit at OSRAM and a substantial loss at Mobility year-over-year, as both Divisions pursued structural initiatives. Mobility incurred further charges relating to major projects.

Orders at Industry rose to €42.795 billion, a 9% increase compared to €39.095 billion a year earlier, and revenue increased 6% year-over-year, to €38.085 billion. The Drive Technologies, Industry Automation and Industry Solutions Divisions were the major contributors to revenue and order growth on a fiscal-year basis. Nevertheless, the book-to-bill ratios for these Divisions declined quarter by quarter through the fiscal year as macroeconomic conditions worsened. As a result, Industry's book-to-bill ratio in the final quarter of fiscal 2008 came in slightly below one. Orders for the full year included Siemens' largest-ever rolling stock order, at Mobility, and strong growth in the Asia/Australia/ Middle East region.

| Divisions | New Orders | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Industry Automation | 8,945 | 7,846 | 14% | 11% | (3)% | 6% |
| Drive Technologies | 9,846 | 8,883 | 11% | 14% | (3)% | 0% |
| Building Technologies | 6,333 | 6,351 | 0% | 3% | (4)% | 1% |
| OSRAM | 4,624 | 4,690 | (1)% | 4% | (5)% | 0% |
| Industry Solutions | 8,415 | 7,704 | 9% | 12% | (4)% | 1% |
| Mobility | 7,842 | 6,475 | 21% | 25% | (4)% | 0% |

* Excluding currency translation and portfolio effects.

| Divisions | Revenue | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Industry Automation | 8,699 | 7,545 | 15% | 12% | (3)% | 6% |
| Drive Technologies | 8,866 | 7,793 | 14% | 17% | (3)% | 0% |
| Building Technologies | 5,984 | 6,038 | (1)% | 3% | (5)% | 1% |
| OSRAM | 4,624 | 4,690 | (1)% | 4% | (5)% | 0% |
| Industry Solutions | 7,106 | 6,601 | 8% | 11% | (4)% | 1% |
| Mobility | 5,841 | 6,160 | (5)% | (2)% | (3)% | 0% |

* Excluding currency translation and portfolio effects.

The Industry Automation and Drive Technologies Divisions each achieved double-digit growth rates for orders and revenue in fiscal 2008 compared to fiscal 2007. Orders at Building Technologies were flat year-over-year and revenue declined slightly, while orders and revenue at OSRAM decreased 1% compared to a year earlier. Reported revenue for Building Technologies and OSRAM were influenced by negative currency translation effects related to their substantial presence in the U.S. market. Growth at OSRAM was held back also by adverse market conditions, particularly in the consumer and automotive markets. Orders and revenue at Industry Solutions increased 9% and 8%, respectively, with particularly strong demand for the Division's metals technology solutions. The Division increased its strength in this area with an acquisition during fiscal 2008, and also expanded its water treatment business by acquiring a Singapore-based company with operations in the Asia/Australia/Middle East region. Orders at Mobility increased 21% to €7.842 billion, including a €1.4 billion contract for more than 300 trains from the Belgium state railway system. Revenue declined 5% to €5.841 billion, in part due to lower billings at large projects in the Division's turnkey systems business.

| Divisions | Profit | | | Margin | |
|---|---|---|---|---|---|
| | Year ended September 30, | | | Year ended September 30, | |
| (€ in millions) | 2008 | 2007 | % Change | 2008 | 2007 |
| Industry Automation | 1,606 | 1,102 | 46% | 18.5% | 14.6% |
| Drive Technologies | 1,193 | 913 | 31% | 13.5% | 11.7% |
| Building Technologies | 466 | 429 | 9% | 7.8% | 7.1% |
| OSRAM | 401 | 492 | (18)% | 8.7% | 10.5% |
| Industry Solutions | 439 | 312 | 41% | 6.2% | 4.7% |
| Mobility | (230) | 274 | – | (3.9)% | 4.4% |

Profit at Industry Automation increased 46% year-over-year, to €1.606 billion. The Division's profitability benefited from high capacity utilization and economies of scale. Both periods under review included purchase price accounting (PPA) effects and integration costs related to acquisition of UGS Corp., acquired in the third quarter of fiscal 2007. PPA effects of €145 million and integration costs of €17 million in the current period were more than offset by a pre-tax net gain on Divisional level of €125 million on the sale of the Division's wireless modules business and a gain of €38 million from the sale of another business. A year earlier, PPA effects were €105 million and integration costs were €16 million. At the end of fiscal 2008, Industry Automation acquired Innotec GmbH of Germany to strengthen its software portfolio.



Drive Technologies contributed €1.193 billion to Sector profit, a 31% increase compared to €913 million in fiscal 2007. The Division's profitability benefited from high capacity utilization and economies of scale. Both periods included PPA effects from the fiscal 2005 acquisition of Flender Holding GmbH. These effects were the same, at €38 million in fiscal 2008 and in the prior year. Fiscal 2007 also included integration costs of €7 million.

Profit at Building Technologies rose to €466 million, a 9% increase compared to €429 million in fiscal 2007, which had benefited from a gain on the sale of a business in Germany. Both profit and profit margin in the current period showed the positive influence of a favorable business mix.

OSRAM saw its profit decline 18% year-over-year, to €401 million. Profitability was negatively influenced as its two largest businesses, general and automotive lighting were exposed to a challenging market environment at the end of fiscal 2008. Lower capacity utilization and an unfavorable revenue mix contributed to the Division's profit decline year-over-year. Charges related to OSRAM's structural initiatives in the fourth quarter, including severance charges and impairments were offset by a €130 million net gain on the sale of the Division's Global Tungsten & Powders unit. OSRAM expects adverse market conditions to continue in fiscal 2009, particularly in the consumer and automotive markets.

Industry Solutions raised its profit to €439 million, a 41% increase compared to fiscal 2007. The metals technologies and industrial technologies businesses drove the Division's profit and margin growth, which benefited also from a €30 million gain on the sale of the Division's hydrocarbon service business.

Mobility posted a loss of €230 million in fiscal 2008, compared to a profit of €274 million in the prior year. The result in the current year included charges of €209 million taken in the second-quarter related to major projects, as well as provisions related primarily to software challenges with projects in the rail automation business and further charges of €32 million for the Combino railcar business. Mobility initiated its "Mobility in Motion" transformation program in the second half of the fiscal year to realign its organization and improve its cost structure. The program resulted in costs of €151 million in the fourth quarter, primarily for severance charges and impairments. Fiscal 2007 included a net gain of €76 million on the sale of Mobility's locomotive leasing business.

## Energy

| Sector | | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Profit | 1,434 | 1,818 | (21)% | | | |
| Profit margin | 6.4% | 9.0% | | | | |
| New orders | 33,428 | 28,543 | 17% | 23% | (6)% | 0% |
| Total revenue | 22,577 | 20,309 | 11% | 16% | (5)% | 0% |
| External revenue | 22,191 | 19,875 | 12% | | | |
| *Therein:* | | | | | | |
| *Europe, C.I.S.**, Africa* | 9,526 | 8,243 | 16% | | | |
| *Therein Germany* | 1,890 | 1,876 | 1% | | | |
| *Americas* | 5,643 | 4,885 | 16% | | | |
| *Asia, Australia, Middle East* | 7,022 | 6,747 | 4% | | | |

* Excluding currency translation and portfolio effects. ** Commonwealth of Independent States.

Energy posted Sector profit of €1.434 billion, a 21% decline compared to €1.818 billion a year earlier. Four of the Sector's five Divisions delivered rapid growth in profit and profit margin compared to the prior year, including Power Transmission, Oil & Gas, Renewable Energy and Power Distribution. In contrast, Fossil Power Generation posted a loss of €89 million in fiscal 2008 following a profit of €792 million a year earlier.

Orders and revenue grew on a Division-wide basis, with orders climbing 17% to €33.428 billion and revenue rising 11% to €22.577 billion. These increases in turn pushed the Sector's book-to-bill ratio above the high level of fiscal 2007. On a regional basis, the Europe/C.I.S./Africa and Americas regions turned in double-digit increases in both orders and revenue. The Asia/Australia/Middle East region posted a 4% increase in revenue, while slower demand in China and India contributed to a 6% decline in orders for the year for this region.

| Divisions | New Orders | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Fossil Power Generation | 12,993 | 11,721 | 11% | 16% | (5)% | 0% |
| Renewable Energy | 4,434 | 2,452 | 81% | 102% | (21)% | 0% |
| Oil & Gas | 5,630 | 4,734 | 19% | 20% | (3)% | 2% |
| Power Transmission | 7,290 | 6,658 | 9% | 15% | (6)% | 0% |
| Power Distribution | 3,578 | 3,327 | 8% | 14% | (6)% | 0% |

* Excluding currency translation and portfolio effects.

| Divisions | Revenue | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Fossil Power Generation | 8,171 | 8,129 | 1% | 6% | (5)% | 0% |
| Renewable Energy | 2,092 | 1,365 | 53% | 67% | (14)% | 0% |
| Oil & Gas | 4,038 | 3,363 | 20% | 22% | (4)% | 2% |
| Power Transmission | 5,497 | 4,901 | 12% | 17% | (5)% | 0% |
| Power Distribution | 3,211 | 2,851 | 13% | 18% | (5)% | 0% |

* Excluding currency translation and portfolio effects.

Orders at Fossil Power Generation grew 11% year-over-year, to €12.993 billion, including major contract wins in Germany, Austria, the UK and Russia. Revenue was up 1%, at €8.171 billion. After the Division's turnkey solutions business took charges at major projects in the second quarter, the Energy Sector adjusted the Division's target business mix with the aim of improving overall profitability. In particular, this adjustment entailed bringing the Division's products business, services business and turnkey solutions business into balance with one third of our volume coming from our turnkey solutions business and two thirds coming from our products and service businesses.



Orders at Renewable Energy climbed 81% year-over-year, to €4.434 billion, including large contracts for wind turbines in Europe and the U.S. Revenue rose 53% compared to fiscal 2007. The Oil & Gas Division, benefiting from market conditions favoring increased oil and gas production, increased revenue quarter by quarter through the fiscal year for a 20% increase overall compared to the prior year. Demand remained robust at Power Transmission and the Power Distribution Divisions, including year-over-year order and revenue growth at Power Transmission of 9% and 12%, respectively, and 8% and 13% at Power Distribution, respectively.

| Divisions | Profit | | | Margin | |
|---|---|---|---|---|---|
| | Year ended September 30, | | | Year ended September 30, | |
| (€ in millions) | 2008 | 2007 | % Change | 2008 | 2007 |
| Fossil Power Generation | (89) | 792 | - | (1.1)% | 9.7% |
| Renewable Energy | 242 | 134 | 81% | 11.6% | 9.8% |
| Oil & Gas | 351 | 241 | 46% | 8.7% | 7.2% |
| Power Transmission | 565 | 371 | 52% | 10.3% | 7.6% |
| Power Distribution | 369 | 279 | 32% | 11.5% | 9.8% |

In fiscal 2008, Fossil Power Generation recorded a loss of €89 million compared to a profit of €792 million in fiscal 2007. In contrast, Renewable Energy, Oil & Gas, Power Transmission and Power Distribution all achieved high double-digit profit growth. The profit increase at Renewable Energy was driven by strong revenue growth and execution of higher-margin orders. Oil & Gas benefited from the favorable market conditions mentioned above leading to high capacity utilization and economies of scale. Power Transmission and Power Distribution continued to gain volume-driven economies of scale by successfully meeting demand for higher efficiency and security in regional power grids.

Within Fossil Power Generation, the substantial decline in profit was due to the turnkey solutions business, where resource constraints leading to project delays, expiring supplier price agreements and significantly higher commodity prices resulted in charges of €559 million in the second quarter of fiscal 2008. Furthermore, the Division took additional charges totaling more than €300 million in the first and fourth quarter of fiscal 2008, involving a number of large projects. The project having the greatest impact was again a large, technologically advanced project in Olkiluoto, Finland, where Fossil Power Generation took €344 million in charges. In fiscal 2007, charges at Olkiluoto and other projects were partly offset by a gain on the sale of a business and positive effects related to the settlement of an arbitration proceeding. Both periods under review included negative equity investment income related to Energy's equity stake in Areva NP, amounting to a negative €26 million in the current period and a negative €45 million a year earlier, which is also substantially affected by the project in Finland mentioned above. The Division expects continued volatility in equity investment income in coming quarters.

## Healthcare

| Sector | Year ended September 30, | | % Change | | therein | |
|---|---|---|---|---|---|---|
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Profit | 1,225 | 1,323 | (7)% | | | |
| Profit margin | 11.0% | 13.4% | | | | |
| New orders | 11,779 | 10,271 | 15% | 4% | (7)% | 18% |
| Total revenue | 11,170 | 9,851 | 13% | 2% | (7)% | 18% |
| External revenue | 11,116 | 9,798 | 13% | | | |
| *Therein:* | | | | | | |
| *Europe, C.I.S.**, Africa* | 4,351 | 3,596 | 21% | | | |
| *Therein Germany* | 980 | 875 | 12% | | | |
| *Americas* | 4,861 | 4,578 | 6% | | | |
| *Asia, Australia, Middle East* | 1,904 | 1,624 | 17% | | | |

* Excluding currency translation and portfolio effects. ** Commonwealth of Independent States.

Healthcare posted Sector profit of €1.225 billion in fiscal 2008, compared to €1.323 billion a year earlier. The primary factors in the decline year-over-year were €174 million in transformation costs associated primarily with refocusing of certain business activities in the Imaging & IT and the Workflow & Solutions Divisions and reducing costs. This reduced Sector profit margin for the fiscal year by approximately 150 basis points. Profitability in both years under review was also negatively influenced by PPA effects and integration costs related to three major acquisitions at the Sector's Diagnostics Division, one each in fiscal 2006, fiscal 2007 and fiscal 2008. These factors took approximately 310 basis points from Sector profit margin in fiscal 2008. PPA effects and integration costs had a lesser impact in the prior year, reducing profitability by approximately 180 basis points, and were also partially offset by a divestment gain of €23 million from the sale of a portion of Healthcare's stake in a joint venture, Draeger Medical AG & Co. KG.

Orders and revenue at Healthcare rose 15% and 13%, respectively, compared to the prior year. These increases include substantial new volume from the acquisition of Dade Behring in the first quarter of fiscal 2008. On an organic basis, orders rose 4% and revenue increased 2%.

| Divisions | New Orders | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Imaging & IT | 7,243 | 7,439 | (3)% | 3% | (6)% | 0% |
| Workflow & Solutions | 1,653 | 1,522 | 9% | 14% | (5)% | 0% |
| Diagnostics | 3,195 | 1,553 | 106% | 3% | (13)% | 116% |

* Excluding currency translation and portfolio effects.

| Divisions | Revenue | | | | | |
|---|---|---|---|---|---|---|
| | Year ended September 30, | | % Change | | therein | |
| (€ in millions) | 2008 | 2007 | Actual | Adjusted* | Currency | Portfolio |
| Imaging & IT | 6,811 | 7,066 | (4)% | 2% | (6)% | 0% |
| Workflow & Solutions | 1,490 | 1,494 | 0% | 5% | (5)% | 0% |
| Diagnostics | 3,185 | 1,553 | 105% | 3% | (13)% | 115% |

* Excluding currency translation and portfolio effects.



At the **Imaging & IT Division**, orders came in 3% lower and revenue was 4% lower compared to fiscal 2007. Both results were strongly influenced by negative currency translation effects. Orders rose 9% at the **Workflow & Solutions Division** in part due to a major order in the second quarter. Revenue was level with the prior year. Primarily due to the Dade Behring acquisition, the **Diagnostics Division** doubled its orders and revenue year-over-year. From a regional perspective, the Healthcare Sector found its strongest growth in the region comprising Europe, C.I.S., Africa and the region comprising Asia, Australia, Middle East. Both regions combined steady growth in established markets with faster growth in emerging markets. Overall, the book-to-bill ratio for Healthcare for the fiscal year was 1.05.

| Divisions | Profit | | | Margin | |
|---|---|---|---|---|---|
| | Year ended September 30, | | | Year ended September 30, | |
| (€ in millions) | 2008 | 2007 | % Change | 2008 | 2007 |
| Imaging & IT | 899 | 1,052 | (15)% | 13.2% | 14.9% |
| Workflow & Solutions | 66 | 163 | (60)% | 4.4% | 10.9% |
| Diagnostics | 248 | 95 | 161% | 7.8% | 6.1% |

Profit at **Imaging & IT** was €899 million, down from the prior-year level. The decline was due mainly to €90 million in transformation costs, consisting primarily of severance charges, impairments and related costs following the review of certain business activities. In addition to the market challenges mentioned above for the Sector overall, the Division also faced challenges in the medical imaging market in the U.S., including the Deficit Reduction Act (DRA) and uncertainty regarding future reimbursements, and a persistently weak market in Japan.

Profit at **Workflow & Solutions** was €66 million compared to €163 million a year earlier. The decline was influenced strongly by €81 million in transformation costs related primarily to the strategic review of certain business activities.

Profit rose sharply at **Diagnostics**, to €248 million for the fiscal year, benefiting from acquisitions. The Division's profit margin in both fiscal 2008 and fiscal 2007 was influenced similarly by PPA effects and integration costs arising from the acquisitions mentioned above. The negative effect on Diagnostics' profit margin was approximately 1080 basis points in fiscal 2008, including PPA effects of €176 million (including €7 million of inventory step-up charges) and integration costs of €168 million. A year earlier, the negative effect on profitability was approximately 1120 basis points, including €91 million in PPA effects (including €23 million of inventory step-up charges) and €84 million in integration costs.

### Equity Investments

As of September 30, 2007, the reportable segment Strategic Equity Investments (SEI) comprised the Company's investments in NSN, BSH and FSC. During the fourth quarter of fiscal 2008, the scope of the segment was expanded and SEI was renamed into Equity Investments. Prior-year figures were adjusted for purposes of comparison. Equity Investments includes investments accounted for using the equity method; assets held for disposal; and available-for-sale financial assets not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Corporate Treasury for strategic reasons. As of September 30, 2008, Equity Investments include NSN and BSH; our 49% stake in Enterprise Networks Holding, BV (EN); and our 49% investment in Krauss-Maffei Wegmann GmbH & Co. KG, which was reported within Corporate Items as of September 30, 2007. EN was formed during the fourth quarter following the divestment of a 51% stake in Siemens Enterprise Communications GmbH & Co. KG (SEN) to The Gores Group, U.S., which contributed a network equipment and security solutions provider as

well as a call center software company to complement the new EN business. SEN was formerly reported within discontinued operations. Assets held for disposal include FSC.

Profit from Equity Investments in fiscal 2008 was a positive €95 million compared to a negative €96 million in fiscal 2007. The major factor in this improvement was NSN, which reported improved operating results and also substantially reduced its restructuring charges and integration costs year-over year. In fiscal 2008 NSN incurred restructuring charges and integration costs of €480 million, down from €991 million in fiscal 2007. As a result, our equity investment loss related to NSN decreased to €119 million in fiscal 2008 from €429 million a year earlier. FSC which posted positive equity income in fiscal 2007, turned negative in fiscal 2008.

### Cross-Sector Businesses

#### Siemens IT Solutions and Services

| (€ in millions) | Year ended September 30, 2008 | 2007 | % Change Actual | Adjusted* | therein Currency | Portfolio |
|---|---|---|---|---|---|---|
| Profit | 144 | 252 | (43)% | | | |
| Profit margin | 2.7% | 4.7% | | | | |
| New orders | 5,272 | 5,156 | 2% | 4% | (3)% | 1% |
| Total revenue | 5,325 | 5,360 | (1)% | 1% | (3)% | 1% |
| External revenue | 3,845 | 3,988 | (4)% | | | |
| *Therein:* | | | | | | |
| *Europe, C.I.S.**, Africa* | 3,322 | 3,415 | (3)% | | | |
| *Therein Germany* | 1,451 | 1,498 | (3)% | | | |
| *Americas* | 430 | 472 | (9)% | | | |
| *Asia, Australia, Middle East* | 93 | 101 | (8)% | | | |

* Excluding currency translation and portfolio effects. ** Commonwealth of Independent States.

Profit at Siemens IT Solutions and Services declined sharply year-over-year to €144 million from €252 million a year earlier. This was due mainly to charges at major projects in the U.K., which had a net negative effect on profit of €76 million. Orders for fiscal 2008 were up 2%, at €5.272 billion, while revenue was down 1% year-over-year, at €5.325 billion.

#### Siemens Financial Services (SFS)

| (€ in millions) | Year ended September 30, 2008 | 2007 | % Change |
|---|---|---|---|
| Income before income taxes | 286 | 329 | (13)% |
| Total assets | 11,328 | 8,912 | 27% |

Income before income taxes (IBIT) at SFS was €286 million in fiscal 2008 compared to €329 million a year earlier. IBIT for both fiscal years benefited from special dividends resulting from divestment gains by a company in which SFS holds an equity position. The dividends received in fiscal 2007 were higher. IBIT of SFS' equity and



project finance business in fiscal 2007 also included gains on the sales of investments. Total assets as of September 30, 2008 increased significantly to €11.328 billion compared to €8.912 billion at the prior year end, primarily due to growth in the commercial finance business including asset purchases in secondary markets.

The following table provides further information on the capital structure of SFS as of September 30, 2008 and 2007:

| (€ in millions) | September 30, 2008 | 2007 |
|---|---|---|
| Allocated equity | 1,113 | 1,041 |
| Total debt | 9,359 | 7,081 |
| *Therein intragroup financing* | 9,233 | 6,822 |
| *Therein debt from external sources* | 126 | 259 |
| Debt to equity ratio | 8.41 | 6.80 |
| SFS internally purchased receivables | - | 406 |
| SFS debt excluding SFS internally purchased receivables | 9,359 | 6,675 |
| Cash and cash equivalents | 28 | 66 |

Both Moody's and Standard & Poor's view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases) and equity investments. This allocation is designed to cover the risks of the underlying business and is oriented at common credit risk management standards in banking. The actual risk profile of the SFS portfolio is evaluated and controlled monthly and is reflected in the quarterly (commercial finance) and annual (equity investments) adjustments of allocated equity.

### Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Other Operations, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors' and Cross-Sector Businesses' performance.

#### Other Operations

Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Businesses. Under the previously announced transformation program for Other Operations, by the end of fiscal 2009 all business activities are to be integrated into an existing Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. By the end of fiscal 2008, Siemens reached or concluded the implementation phase for a majority of business activities. The loss from Other Operations increased to €367 million from €232 million a year earlier. A significant factor in the change are transformation costs in the amount of €271 million in the current period. These include expenses related to the divestment of a 50% stake in a building and infrastructure business, including a goodwill impairment of €70 million, as well as costs related to the closure of a regional payphone unit in Europe, primarily for severance. The divestment of SHC resulted in transformation

costs of €124 million primarily associated with impairments of assets and a loss on the sale. In addition, the SHC transaction involved costs of €21 million related mainly to carve-out activities. Partly due to reallocation, centrally carried regional costs not allocated to a Sector or Cross-Sector Business declined significantly compared to fiscal 2007. In the prior period, Other Operations also included an impairment of €52 million at the regional payphone unit mentioned above. Revenue for Other Operations was €2.470 billion for fiscal 2008, down 14% from €2.884 billion a year earlier, including negative portfolio effects of 7%.

**Siemens Real Estate (SRE)**
Income before income taxes at SRE was €356 million in fiscal 2008, compared to €228 million in the prior year, mainly due to higher gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.

**Corporate items and pensions**
Corporate items and pensions totaled a negative €3.853 billion in fiscal 2008 compared to a negative €1.684 billion a year earlier. The major factor in this change was Corporate items, which increased to a negative €3.959 billion from a negative €1.754 billion in fiscal 2007. The current period includes factors already discussed above, including the approximately €1 billion provision related to the ongoing settlement negotiations, €1.081 billion in charges related to the SG&A reduction program, and the one-time endowment of €390 million to the Siemens foundation. These factors were partly offset by the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. A year earlier, Corporate items included the €440 million related to a European antitrust investigation mentioned earlier and the €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ. Both periods under review included expenses related to a regional sales organization in Germany. These totaled €128 million in fiscal 2008 and €108 million in fiscal 2007, in both periods including an impairment. Both periods also included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses were significantly higher in fiscal 2008, totaling €430 million compared to €152 million the year before.

**Eliminations, Corporate Treasury and other reconciling items**
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in fiscal 2008 was a negative €307 million, compared to a negative €358 million a year earlier. The difference year-over-year is mainly due to an improved interest income (expense), net stemming from a combination of lower indebtedness in Siemens' operating businesses as well as lower interest rates on U.S. dollar denominated debt compared to the prior fiscal year. These positive factors were partly offset by charges of approximately €50 million in the fourth quarter of fiscal 2008 related to counter-party risks, principally involving banks adversely affected by developments in international financial markets.



## Reconciliation to EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):

For the fiscal years ended September 30, 2008 and 2007 (in millions of €)

| | Profit[1] | | Income (loss) from investments accounted for using the equity method, net[2] | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Sectors and Divisions** | | | | |
| Industry Sector | 3,861 | 3,521 | 15 | 22 |
| Industry Automation | 1,606 | 1,102 | 1 | (4) |
| Drive Technologies | 1,193 | 913 | 1 | 4 |
| Building Technologies | 466 | 429 | 1 | 2 |
| OSRAM | 401 | 492 | 3 | 5 |
| Industry Solutions | 439 | 312 | 7 | 15 |
| Mobility | (230) | 274 | 1 | 1 |
| Energy Sector | 1,434 | 1,818 | 41 | 17 |
| Fossil Power Generation | (89) | 792 | 9 | (6) |
| Renewable Energy | 242 | 134 | 5 | 4 |
| Oil & Gas | 351 | 241 | – | – |
| Power Transmission | 565 | 371 | 25 | 17 |
| Power Distribution | 369 | 279 | 2 | 1 |
| Healthcare Sector | 1,225 | 1,323 | 27 | 60 |
| Imaging & IT | 899 | 1,052 | 6 | 4 |
| Workflow & Solutions | 66 | 163 | 2 | 1 |
| Diagnostics | 248 | 95 | 6 | 7 |
| **Total Sectors** | 6,520 | 6,662 | 83 | 99 |
| Equity Investments | 95 | (96) | 101 | (96) |
| **Cross-Sector Businesses** | | | | |
| Siemens IT Solutions and Services | 144 | 252 | 25 | 10 |
| Siemens Financial Services (SFS) | 286 | 329 | 57 | 59 |
| **Reconciliation to Consolidated Financial Statements** | | | | |
| Other Operations | (367) | (232) | 1 | 7 |
| Siemens Real Estate (SRE) | 356 | 228 | – | 10 |
| Corporate items and pensions | (3,853) | (1,684) | (7) | 19 |
| Eliminations, Corporate Treasury and other reconciling items | (307) | (358) | – | – |
| **Siemens** | 2,874 | 5,101 | 260 | 108 |

[1] Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is income before income taxes.
[2] Includes impairment of investments accounted for using the equity method.
[3] Includes impairment of non-current available-for-sale financial assets.

| Financial income (expense), net[3] | | EBIT (adjusted)[4] | | Amortization[5] | | Depreciation and impairments of property, plant and equipment and goodwill[6] | | EBITDA (adjusted) | |
|---|---|---|---|---|---|---|---|---|---|
| 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| – | (12) | 3,846 | 3,511 | 530 | 262 | 809 | 658 | 4,985 | 4,431 |
| 3 | (1) | 1,602 | 1,107 | 162 | 83 | 113 | 94 | 1,877 | 1,284 |
| 3 | – | 1,189 | 909 | 47 | 46 | 145 | 129 | 1,381 | 1,084 |
| 2 | (3) | 463 | 430 | 65 | 66 | 73 | 83 | 601 | 579 |
| – | 6 | 398 | 481 | 23 | 28 | 297 | 227 | 718 | 736 |
| 3 | (4) | 429 | 301 | 29 | 33 | 57 | 61 | 515 | 395 |
| (10) | (11) | (221) | 284 | 4 | 6 | 124 | 63 | (93) | 353 |
| 7 | 10 | 1,386 | 1,791 | 78 | 94 | 267 | 247 | 1,731 | 2,132 |
| 2 | (5) | (100) | 803 | 20 | 30 | 100 | 90 | 20 | 923 |
| – | – | 237 | 130 | 10 | 8 | 21 | 16 | 268 | 154 |
| (1) | 4 | 352 | 237 | 28 | 29 | 57 | 56 | 437 | 322 |
| 9 | 6 | 531 | 348 | 10 | 12 | 54 | 55 | 595 | 415 |
| (1) | 5 | 368 | 273 | 11 | 14 | 33 | 27 | 412 | 314 |
| 26 | 34 | 1,172 | 1,229 | 309 | 217 | 331 | 221 | 1,812 | 1,667 |
| 2 | 8 | 891 | 1,040 | 143 | 137 | 82 | 93 | 1,116 | 1,270 |
| 4 | 9 | 60 | 153 | 5 | 6 | 21 | 19 | 86 | 178 |
| 9 | 12 | 233 | 76 | 161 | 74 | 218 | 104 | 612 | 254 |
| 53 | 32 | 6,404 | 6,531 | 717 | 573 | 1,407 | 1,126 | 8,528 | 8,230 |
| (6) | – | – | – | – | – | – | – | – | – |
| 9 | (1) | 110 | 243 | 50 | 59 | 174 | 223 | 334 | 525 |
| 182 | 256 | 47 | 14 | 3 | 5 | 282 | 272 | 332 | 291 |
| 10 | (23) | (378) | (216) | 57 | 50 | 212 | 128 | (109) | (38) |
| (51) | (98) | 407 | 316 | 1 | 1 | 160 | 160 | 568 | 477 |
| 186 | 165 | (4,032) | (1,868) | 68 | 120 | 29 | 31 | (3,935) | (1,717) |
| (241) | (339) | (66) | (19) | – | – | (67) | (63) | (133) | (82) |
| 122 | (8) | 2,492 | 5,001 | 896 | 808 | 2,197 | 1,877 | 5,585 | 7,686 |

[4] Adjusted EBIT is income from continuing operations before income taxes less Financial income (expense), net and income (loss) from investments accounted for using the equity method, net.
[5] Amortization and impairments of intangible assets other than goodwill.
[6] Includes impairments of goodwill of €78 and €60 for the fiscal years ended September 30, 2008 and 2007, respectively.



## Financial performance measures

Our Fit₄2010 strategic program includes both financial and non-financial performance measures. We believe that our financial performance measures will help us increase the value and competitiveness of our company and thereby strengthen our leadership positions or close the gap to our top competitors by 2010. For information about non-financial measures included within Fit₄2010, see "Non-Financial performance measures" later in this Report.

Several of our financial measures were added in fiscal 2008. These new measures complement financial targets, particularly including the profitability targets we have used previously in our operations. The new financial measures focus on growth, capital efficiency, cash generation, and optimization of our capital structure. Fit₄2010 also defines targets for certain corporate projects, particularly including our global program to reduce selling, general and administrative expenses (SG&A program).

**Operational performance measures: growth, profitability, capital efficiency, and cash conversion**


Profitability/ Capital efficiency
Value Generation
Growth
Liquidity

The first of our operational performance measures focuses on growth, in order to ensure the revenue development required to produce income growth. Our goal is to grow annual organic revenue at twice the rate of global GDP growth by 2010.

**Revenue growth**

Formula:

$$= \left( \frac{\text{Revenue current period}^*}{\text{Revenue prior-year period}} - 1 \right) \times 100\%$$

* excluding currency translation and portfolio effects


Target:
2 × global
GDP*
Fiscal year 2008
Fiscal year 2007

* According to Global Insight Inc. as of November 14, 2008, for calendar year 2008 global GDP is expected to grow by 2.7%, for calendar year 2007 global GDP grew by 3.9%.

Our primary measure for the conversion of revenue growth to income growth is profit margin, applied and reported at the Sector, Division and Cross-Sector Business level. For our Sectors, Divisions and for Siemens IT Solutions and Services, profit margin is calculated as the ratio of profit and revenue, while profit for these businesses is defined as earnings before financing interest, certain pension costs, and income taxes, and also may exclude various categories of items, which are not allocated to these businesses since Management does not regard such items as indicative of their performance.

In contrast, and in line with common practice in the financial services industry, the profitability measure for SFS is return on equity, defined as Income before income taxes divided by the average allocated equity for SFS. Our 2010 target ranges and the fiscal 2008 performances of our Sectors, Divisions and Cross-Sector Businesses, are shown below.

**Profit Margin**

Formula:

$$\frac{\text{Profit}}{\text{Revenue}} \times 100\%$$

| | Margin | Target range |
|---|---|---|
| **Industry** | 10.1% | 9 – 13% |
| Industry Automation | 18.5% | 12 – 17% |
| Drive Technologies | 13.5% | 11 – 16% |
| Building Technologies | 7.8% | 7 – 10% |
| OSRAM | 8.7% | 10 – 12% |
| Industry Solutions | 6.2% | 5 – 7% |
| Mobility | – 3.9% | 5 – 7% |
| **Energy** | 6.4% | 11 – 15% |
| Fossil Power Generation | – 1.1% | 11 – 15% |
| Renewable Energy | 11.6% | 12 – 16% |
| Oil & Gas | 8.7% | 10 – 14% |
| Power Transmission | 10.3% | 10 – 14% |
| Power Distribution | 11.5% | 11 – 15% |
| **Healthcare** | 11.0% | 14 – 17% |
| Imaging & IT | 13.2% | 14 – 17% |
| Workflow & Solutions | 4.4% | 11 – 14% |
| Diagnostics | 7.8% | 16 – 19% |
| **Siemens IT Solutions and Services** | 2.7% | 5 – 7% |
| **Siemens Financial Services*** | 31.4% | 20 – 23% |


■ Fiscal year 2008
■ Margin ranges

* Return on Equity



Our new capital efficiency measure is return on capital employed (ROCE). We adopted this measure in order to assess our income generation from the point of view of our shareholders and creditors, who provide us with capital. ROCE is defined as Income from continuing operations (before interest) divided by average capital employed. Income from continuing operations (before interest) is defined as Income from continuing operations (as presented in the Consolidated Financial Statements) excluding Other interest income (expense), net (as presented in the Notes to Consolidated Financial Statements) and excluding taxes on Other interest income (expense), net. Capital employed is defined as Total equity plus Long-term debt plus Short-term debt and current maturities of long-term debt minus Cash and cash equivalents, each as presented in the Consolidated Financial Statements, and plus Liabilities associated with assets classified as held for disposal minus Assets classified as held for disposal, both relating to discontinued operations and as presented in the Notes to Consolidated Financial Statements. Our goal is to achieve ROCE in the range of 14–16% by 2010.

**ROCE** (continuing operations)

Formula:

$$\frac{\text{Income from continuing operations (before interest)}}{\text{Average capital employed*}} \times 100\%$$

* adjusted by the net of assets classified as held for disposal less liabilities associated with assets classified as held for disposal


Target corridor 2010: 14 – 16%
Fiscal year 2008
Fiscal year 2007

Our third operational performance measure is cash conversion rate (CCR), which shows us how much of our income we are converting to free cash flow. The calculation of CCR is shown below. Free cash flow presented in the Notes to Consolidated Financial Statements is defined as net cash provided by (used in) operating activities (continuing operations) minus Additions to intangible assets and property, plant and equipment (PPE) (continuing operations). Our 2010 target for CCR is 1 minus our annual organic revenue growth rate.

**Cash Conversion Rate** (continuing operations)

Formula:

$$\frac{\text{Free cash flow from continuing operations}}{\text{Income from continuing operations}}$$


Target 2010: 1 minus revenue growth rate
Fiscal year 2008
Fiscal year 2007

In addition to the operational performance measures just discussed, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use ROCE or economic value added (EVA). The latter considers the cost of capital in calculating value creation, by comparing the expected earnings of an investment against the cost of capital employed. EVA was also used to measure the performance of our former Groups. The measure thereby compares the net operating profit after tax of a former Group to the costs of capital for the average capital employed in the business of that Group. To measure our liquidity management, we analyze the net working capital turns of our operating activities, as well as additions to intangible assets and PPE as a percentage of amortization and depreciation. For the latter measure, we have set a mid-term target of 95–115%.

**Capital structure management**

We adopted a new measure for capital structure management to complement our operational performance measures. We seek to optimize our capital structure so that we can better manage our debt-equity ratio while ensuring both unrestricted access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Following comprehensive analyses of competitive benchmarks, we calculate our capital structure measure as the ratio of "adjusted industrial net debt" to "EBITDA (adjusted)". For further information on this calculation, see "Liquidity and capital resources." We aim to achieve a ratio in the range of 0.8–1.0 by 2010.

**Capital structure (continuing operations)**

Formula:

$$= \frac{\text{Adjusted industrial net debt}}{\text{EBITDA (adjusted)}}$$



Target corridor 2010: 0.8–1.0
Fiscal year 2008
Fiscal year 2007


In a move to achieve the target, we have announced the launching of a substantial share buyback plan in November 2007. For further information, see "Liquidity and capital resources" and "Notes to Consolidated Financial Statements."

**Global SG&A program**

We launched a global program for reducing selling, general and administrative expenses (SG&A) on January 1, 2008. It is targeted at improving the efficiency in our corporate functions and regional companies as well as our Sectors, Divisions and Cross-Sector Businesses. This program thus plays an important role in securing our competitive position, particularly against the backdrop of a slowing economy. For further information regarding the SG&A program, see "Business overview and economic environment."



## Dividend

Siemens AG, the parent company of businesses discussed in this report, recorded net income under German accounting principles (HGB) of €1.619 billion for fiscal 2008 compared to €2.317 billion for the previous year.

At the Annual Shareholders' Meeting scheduled for January 27, 2009, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.60 per share as a dividend, which aggregates to an expected total payout of €1.378 billion. The prior-year dividend was also €1.60 per share. The amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders' Meeting shall be carried forward.

## Liquidity and capital resources

**Financial strategy and capital structure**

**Financial strategy**

Siemens is committed to a strong financial profile, which gives us the financial flexibility to achieve our growth and portfolio optimization goals.

Our principal source of Company financing is cash inflows from operating activities. Our Corporate Treasury generally manages cash and cash equivalents for the entire Company and has primary responsibility for raising funds in the capital markets for the entire Company, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. At September 30, 2008, Siemens held €6.893 billion in cash and cash equivalents in various currencies, of which approximately 76% were managed by Corporate Treasury. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, Corporate Treasury lends funds via intragroup financing to the Sectors and Cross-Sector Businesses.

In addition to the sources of liquidity described below, we monitor funding options available in the capital markets and trends in the availability of funds as well as the cost of such funding, with a view to maintaining financial flexibility and limiting repayment risk. We also closely monitor developments in global capital markets, including the recent deterioration of these markets in connection with the global financial crisis, in order to evaluate possible consequences on our financial and risk profile.

**Capital structure**

As of September 30, 2008 and 2007, our capital structure was as follows:

| (€ in millions) | September 30, 2008 | 2007 | % Change |
|---|---|---|---|
| Total equity attributable to shareholders of Siemens AG | 26,774 | 28,996 | (8)% |
| As percentage of total capital | 62% | 65% | |
| Short-term debt | 1,819 | 5,637 | |
| Long-term debt | 14,260 | 9,860 | |
| Total debt | 16,079 | 15,497 | 4% |
| As percentage of total capital | 38% | 35% | |
| Total capital (total debt and total equity) | 42,853 | 44,493 | (4)% |

In fiscal 2008, total equity attributable to shareholders of Siemens AG decreased by 8% compared to fiscal 2007, in part due to 52,645,665 shares in treasury with a carrying amount of €4,002 billion as of September 30, 2008. These treasury shares were purchased predominantly under the share buyback plan announced in November 2007, as discussed below. Total debt increased 4% during the last fiscal year as a result of issuance of new long-term debt, partly balanced by the repayment of short-term debt. This resulted in a decrease in equity as a percentage of total capital to 62% compared to 65% in fiscal 2007. Debt as a percentage of total capital increased to 38% from 35% in the prior year. For further information related to the share buyback plan and the issuance and repayment of debt, see "Notes to Consolidated Financial Statements."

Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2008, commitments for share-based compensation were fulfilled through repurchases of the Company's shares. In fiscal 2009, we also plan to fulfill commitments for share-based compensation through repurchases of the Company's shares. For additional information with respect to share-based compensation and treasury shares, see "Notes to Consolidated Financial Statements."

As part of our Fit4 2010 program, we decided to improve our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set a capital structure goal defined as Adjusted industrial net debt divided by Earnings before interest taxes, depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as earnings before income taxes (EBIT) (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

The target range for our capital structure ratio is 0.8-1.0, to be achieved by 2010. As a step toward achieving this target range, we began implementing our previously announced share buyback plan for up to €10 billion in share repurchases through 2010. In the current fiscal year and starting on January 28, 2008, we acquired a total of 52,771,205 Siemens shares with a market value at purchase of approximately €4.0 billion in two tranches under this plan for the purpose of cancellation and reduction of capital stock, and to a lesser extent, to fulfill obligations arising out of share-based compensation programs.



| (€ in millions) | September 30, 2008 | 2007 |
|---|---|---|
| Short term debt | 1,819 | 5,637 |
| Plus: Long term debt | 14,260 | 9,860 |
| Less: Cash and cash equivalents | (6,893) | (4,005) |
| Less: Current available for sale financial assets | (152) | (193) |
| Net debt | 9,034 | 11,299 |
| Less: SFS Debt excl. internally purchased receivables | (9,359) | (6,675) |
| Plus: Funded status pension plan | 2,460 | 1,039 |
| Plus: Funded status other post employment benefits | 650 | 779 |
| Plus: Credit guarantees | 480 | 386 |
| Less: approx. 50% nominal amount hybrid bond | (901) | (1,000) |
| Adjusted industrial net debt | 2,364 | 5,828 |

In fiscal 2008, we established a "Siemens Credit Warehouse" in order to increase transparency on credit risk and centralize our credit risk management within Corporate Treasury. Siemens Credit Warehouse is managed by SFS as operating service provider on behalf of Corporate Treasury. Over time our operating units will transfer their current trade receivables, along with the inherent credit risk, to the Siemens Credit Warehouse but remain responsible for servicing activities such as collections and receivables management. Siemens Credit Warehouse will actively manage the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. It can also transfer the receivables to third parties through securitization structures and thus tap an additional funding source for Siemens. As of September 30, 2008, OSRAM and Industry Automation had transferred receivables to Siemens Credit Warehouse. We expect that our other operating units will follow within the next two years, with an initial emphasis on entities in Europe and North America.

**Ratings**

A key factor in maintaining a strong financial profile is Siemens' credit rating, which is affected by, among other factors, the capital structure, the ability to generate cash flow, geographic and product diversification, as well as our competitive market position. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

| | Moody's Investors Service | Standard & Poor's |
|---|---|---|
| Long-term debt | A1 | AA– |
| Short-term debt | P-1 | A-1+ |

On November 9, 2007, Moody's Investors Service downgraded Siemens' long-term corporate credit rating from Aa3 to A1 and changed our outlook from "negative" to "stable." The rating action followed our announcements regarding the share-buyback plan and capital structure target mentioned above. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service published a credit opinion. The most recent credit opinion for Siemens as of June 12, 2008 classified the liquidity profile of the Company as "very healthy."

Standard & Poor's rates our long-term corporate credit AA–. On June 15, 2007, Standard & Poor's resolved the "CreditWatch negative," dated April 26, 2007 and kept a "negative" outlook. Within Standard & Poor's long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier "–" indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Our short-term debt and commercial paper is rated A-1+ within Standard & Poor's short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. Also considering the current deterioration of capital markets, you should evaluate each rating independently of any other rating.

### Cash Flow – Fiscal 2008 compared to fiscal 2007

The following discussion presents an analysis of Siemens' cash flows for fiscal 2008 and 2007. The table below presents cash flows for both continuing and discontinued operations. In the periods under review the latter category includes SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities, including the enterprise networks business, transferred into EN in fiscal 2008, and the carrier-related business which was transferred into NSN in fiscal 2007. For further information on discontinued operations, see "Notes to Consolidated Financial Statements."

Siemens reports Free cash flow as a performance measure, which is defined as "Net cash provided by (used in) operating activities" less cash used for "Additions to intangible assets and property, plant and equipment." We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. For further information about this measure, refer to "Notes to Consolidated Financial Statements – Segment Information."



| | | Continuing operations | | Discontinued operations | | Continuing and discontinued operations | |
|---|---|---|---|---|---|---|---|
| | | Year ended September 30, | | | | | |
| (€ in millions) | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Net cash provided by (used in): | | | | | | | |
| Operating activities | A | 9,281 | 9,822 | (657) | (2,494) | 8,624 | 7,328 |
| Investing activities | | (9,989) | (10,068) | 9,582 | (1,289) | (407) | (11,357) |
| Herein: Additions to intangible assets and property, plant and equipment | B | (3,542) | (3,067) | (179) | (684) | (3,721) | (3,751) |
| Free cash flow* | A+B | 5,739 | 6,755 | (836) | (3,178) | 4,903 | 3,577 |

* The closest comparable financial measure under IFRS is "Net cash provided by (used in) operating activities." "Net cash provided by (used in) operating activities" from continuing operations as well as from continuing and discontinued operations is reported within the "Consolidated Statements of Cash Flow" for Siemens. "Additions to intangible assets and property, plant and equipment" from continuing operations is reconciled to the figures as reported in the "Consolidated Statements of Cash Flow" in the "Notes to Consolidated Financial Statements." Other companies that report Free cash flow may define and calculate it differently.

Operating activities provided net cash of €8.624 billion in fiscal 2008, compared to net cash provided of €7.328 billion in fiscal 2007. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €9.281 billion compared to €9.822 billion in the same period a year earlier. While income from continuing operations in fiscal 2008 was substantially lower than in fiscal 2007, the major factors in the decrease will be cash effective in future periods. These factors include the approximately €1 billion provision related to ongoing settlement negotiations with authorities in Germany and the U.S., the approximately €1.1 billion severance charges related to our SG&A reduction program, and restructuring expense in particular at Healthcare and Industry. The current period includes a higher build-up in inventories, especially for the Industry Sector, largely offset by higher billings in excess related to large projects in Industry and Energy. Partly due to these billings in excess and the matters described above, liabilities and provisions increased substantially year-over-year. The prior-year period benefited from a substantial decrease in receivables of approximately €2.2 billion related to the SV carve-out and the transfer of carrier activities into NSN, only partly offset by a €431 million penalty payment related to a European Union antitrust investigation. Discontinued operations improved to net cash used of €657 million in fiscal 2008, including a €201 million payment for a previously disclosed fine imposed by the Munich district court, related to former Com activities. For comparison, net cash used of €2.494 billion in fiscal 2007 included a substantially higher build up of net working capital, particularly receivables, as mentioned above.

Investing activities in continuing and discontinued operations used net cash of €407 million in fiscal 2008, compared to net cash used of €11.357 billion in fiscal 2007. Within the total, net cash used in investing activities for continuing operations amounted to €9.989 billion in the current year and to €10.068 billion in the prior-year. Cash outflows in the current period primarily related to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired) and to asset purchases in secondary markets, primarily related to the growth of SFS's commercial finance business, resulting in a cash outflow of approximately €1.5 billion. Cash outflows in the prior-year period included €4.2 billion related to the acquisition of Bayer's diagnostic business at Healthcare, €2.7 billion for the UGS acquisition at Industry as well as a payment to acquire AG Kühnle, Kopp & Kausch at Energy. Discontinued operations provided €9.582 billion in net cash during the current period, due primarily to proceeds of €11.4 billion from the sale of SV and net cash used of approximately €1.1 billion relating to the transfer of SEN activities into EN, compared to net cash used of €1.289 billion in the prior year.

Free cash flow from continuing and discontinued operations for Siemens amounted to €4.903 billion in fiscal 2008, compared to €3.577 billion in fiscal 2007. Within the total, Free cash flow for continuing operations in the current period amounted to €5.739 billion compared to €6.755 billion a year earlier. The change year-over-year

was due to the decrease in net cash provided by operating activities as well as by an increase in cash used for additions to intangible assets and property, plant and equipment especially at Energy. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was 3.09 for fiscal 2008, above the target for the period. Free cash flow from discontinued operations amounted to €(836) million and €(3.178) billion in fiscal 2008 and 2007, respectively.

Financing activities from continuing and discontinued operations used net cash of €6.129 billion in fiscal 2008 compared to net cash used of €1.187 billion in fiscal 2007. Financing activities in the current period were characterized by substantial cash outflows of approximately €4.350 billion relating to the purchase of common stock, including approximately €4.0 billion in total under the first two tranches of the share buyback plan. Short-term debt was reduced by €4.635 billion, mainly due to the repayment of commercial paper and medium-term notes as well as repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. The execution of three long term capital market transactions in fiscal 2008 provided net cash of approximately €5.7 billion (for further information refer to "Capital resources and capital requirements"). In the prior-year period, changes in short-term debt provided net cash of €4.386 billion, mainly due to the issuance of commercial paper. Repayment of long-term debt in the prior-year period used €4.595 billion, including approximately €3.2 billion in cash used for the redemption of the outstanding notes of a convertible bond as well as by cash used for the redemption of a CHF250 million bond issue and a €991 million bond. Dividends paid to shareholders (for fiscal 2007) increased in the current period to €1.462 billion, up from €1.292 billion in the prior year.

**Capital resources and requirements**

Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets. Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities and capital requirements for our share buyback plan.

Total debt as stated on the Consolidated Balance Sheets relates to our commercial papers, medium-term notes, bonds, loans from banks and other financial indebtedness such as obligations under finance leases. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near term obligations. Total liquidity comprises Cash and cash equivalents and current Available-for-sale financial assets. Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt may be useful for investors. Net debt should not be considered in isolation as an alternative to total debt as presented in accordance with IFRS.

| (€ in millions) | September 30, 2008 | 2007 |
|---|---|---|
| Short-term debt and current maturities of long-term debt | 1,819 | 5,637 |
| Long-term debt | 14,260 | 9,860 |
| Total debt | 16,079 | 15,497 |
| Cash and cash equivalents | 6,893 | 4,005 |
| Available-for-sale financial assets (current) | 152 | 193 |
| Total liquidity | 7,045 | 4,198 |
| Net debt | 9,034 | 11,299 |



**Credit facilities** – We have three credit facilities at our disposal for general corporate purposes. Our credit facilities at September 30, 2008 consist of approximately €6.7 billion in committed lines of credit.

- U.S.$5.0 billion undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;
- €450 million undrawn revolving credit facility expiring September 2012 provided by a domestic bank;
- U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007 and an undrawn U.S.$3.0 billion revolving tranche.

As of September 30, 2008, approximately €6.0 billion of these lines of credit remained unused.

**Commercial paper program** – We have a U.S.$9 billion (approximately €6.3 billion) global multi-currency commercial paper program in place, including U.S.$ extendable notes capabilities. As of September 30, 2008, the nominal amount outstanding under this program was U.S.$283 million (approximately €198 million). Our issues of commercial paper have a maturity of typically less than 90 days.

**Medium-term note program** – We have a "programme for the issuance of debt instruments" (medium-term note program) of €5.0 billion in place which we updated in May 2008. In June 2008, we issued a Eurobond under this program in an aggregate amount of €3.4 billion, comprising three tranches: a tranche of €1.2 billion due 2011, a second tranche of €1.0 billion due 2014 and a third tranche of €1.2 billion due 2018. In August 2008, we increased two tranches of this Eurobond issue by €750 million, €350 million due 2011 and €400 million due 2018. In fiscal 2006, we issued bonds of U.S.$1.0 billion in a tranche of U.S.$500 million due 2012 and a tranche of U.S.$500 million due 2016 also under this program. The nominal amount outstanding under the medium-term note program was approximately €4.9 billion as of September 30, 2008.

None of our credit facilities contain a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and medium-term note programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

**Other financing instruments** – In May 2008, we issued four series of assignable loans ("Schuldscheindarlehen") in an aggregate amount of €1.1 billion, two tranches totaling €483.5 million maturing 2013 and two tranches totaling €616.5 million maturing 2015.

Also in May 2008, we issued €500 million extendable notes in the format of a private placement, maturing 2009 (or 2010 and 2011, subject to an extension option by the note-holders).

In fiscal 2006, the Company issued two series of notes, each U.S.$750 million maturing 2009 and 2012, as well as two series of notes, each U.S.$1.750 billion maturing 2016 and 2026. In fiscal 2001, the Company issued a Eurobond in an aggregate amount of €4.0 billion comprising two tranches, of which a tranche of €2.0 billion maturing 2011 is still outstanding.

In addition, in September 2006 we issued a subordinated Hybrid Capital Bond in two tranches, a euro tranche of €900 million and a British pound tranche of £750 million, both tranches with a final legal maturity in 2066 and with a call option for the Company after 10 years or thereafter. The total nominal amount of our Hybrid bond is approximately €1.8 billion. The reason for these issuances was to better match fund capital and currency requirements, to diversify our investor base and to strengthen the overall balance sheet.

Further information about our bonds and the other components of debt is given in "Notes to Consolidated Financial Statements."

**Capital expenditures** – Our total capital expenditures for additions to intangible assets and property, plant and equipment (PPE) amounted to €3.721 billion in fiscal 2008, compared to €3.751 billion in the prior year. The capital expenditure rate for our Sectors, defined as additions to intangible assets and PPE as a percentage of amortization and depreciation, was 116% for fiscal 2008. We have set a mid-term target to keep this percentage in the range of 95%-115%.

**Cash flows related to portfolio activities** – During fiscal 2008, we incurred significant cash outflows in connection with the acquisition of Dade Behring at Healthcare. The aggregate consideration, including the assumption of debt, amounted to approximately €4.9 billion (including €69 million cash acquired). Further, we incurred cash outflows of approximately €1.1 billion related primarily to financing of SEN in connection with its divestment. In contrast, we received approximately €11.4 billion in cash inflows from the sale of SV. For further information, see "Notes to Consolidated Financial Statements."

**Share buyback plan** – In November 2007, we announced a share buyback plan for up to €10 billion in share repurchases through 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of share-based compensation programs. During fiscal 2008, we repurchased shares in two tranches in a total volume of approximately €4.0 billion with the primary purpose of cancellation and reduction of capital stock under this plan.

**Dividends** – At the Annual Shareholders' Meeting scheduled for January 27, 2009, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.60 per share as a dividend, which aggregates to an expected total payout of €1.378 billion. The prior-year dividend was also €1.60 per share. The amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders' Meeting shall be carried forward.

**Other capital requirements** – Other expected significant capital requirements include cash outflows in connection with our SG&A reduction program and other restructuring measures, as well as capital requirements for legal and regulatory matters, including the payment of potential fines in connection with investigations conducted by public prosecutors and other government authorities regarding allegations of public corruption, including ongoing settlement negotiations with authorities in Germany and the U.S. In addition, in October 2008, Siemens received a drawdown request by NSN for two tranches of €250 million each in relation to a Shareholder Loan Agreement between Siemens and NSN closed at arm's length, thereby utilizing the maximum amount under this agreement. In accordance with the agreement, both tranches of this shareholder loan mature in fiscal 2011.



**Contractual obligations**
In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2008:

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| (€ in millions) | Total | Less than 1 year | 1 – 3 years | 4 – 5 years | After 5 years |
| Debt | 16,079 | 1,819 | 2,285 | 3,761 | 8,214 |
| Purchase obligations | 15,949 | 13,957 | 1,707 | 224 | 61 |
| Operating leases | 2,715 | 631 | 845 | 548 | 691 |
| Total contractual cash obligations | 34,743 | 16,407 | 4,837 | 4,533 | 8,966 |

**Debt** – At September 30, 2008, Siemens had €16.079 billion of short- and long-term debt, of which €1.819 billion will become due within the next 12 months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2008, the weighted average maturity of our bonds and notes due after one year was 7.04 years. At September 30, 2007, total debt was €15.497 billion. Further information about the components of debt is given in "Notes to Consolidated Financial Statements."

Debt for Siemens at September 30, 2008 consisted of the following:

| (€ in millions) | Short-Term | Long-Term | Total |
|---|---|---|---|
| Notes and bonds | 1,024 | 11,942 | 12,966 |
| Loans from banks | 479 | 1,856 | 2,335 |
| Other financial indebtedness | 265 | 280 | 545 |
| Obligations under finance leases | 51 | 182 | 233 |
| Total debt | 1,819 | 14,260 | 16,079 |

**Purchase obligations** – At September 30, 2008, Siemens had €15.949 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

**Operating leases** – At September 30, 2008, Siemens had a total of €2.715 billion in total future payment obligations under non-cancelable operating leases. For additional information, see "Notes to Consolidated Financial Statements."

Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €648 million as of September 30, 2008 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €34 million as of September 30, 2008. For additional information with respect to asset retirement obligations, see "Notes to Consolidated Financial Statements."

**Off-Balance sheet arrangements**

**Guarantees** – Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2008, the undiscounted amount of maximum potential future payments for guarantees was €9.531 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €480 million as of September 30, 2008. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.726 billion as of September 30, 2008.

The Federal Republic of Germany has commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item "HERKULES *obligations*" due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.890 billion as of September 30, 2008 and will be reduced by approximately €400 million per year over the remaining 9-year contract period. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €3.435 billion as of September 30, 2008. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see "Notes to Consolidated Financial Statements."

**Pension plan funding**

The defined benefit obligation (DBO) of Siemens' principal pension plans, which considers future compensation increases, amounted to €22.7 billion on September 30, 2008, compared to €25.0 billion on September 30, 2007. The fair value of plan assets as of September 30, 2008 was €20.2 billion compared to €24.0 billion on September 30, 2007. Accordingly, the combined funding status of Siemens' principal pension plans on September 30, 2008 showed an underfunding of €2.5 billion compared to an underfunding of €1.0 billion at the end of the prior fiscal year. The actual return on plan assets during the last twelve months amounted to €(2.177) billion, mainly driven by negative equity markets. This represents a (9.7)% return, compared to the expected return of 6.5%.



Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. To balance return and risk, Siemens has developed a pension benefit risk management concept. As prime risk we have identified a decline in the principle plans' funded status as a result of adverse developments of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on group level forms the basis for the determination of our investment strategy, i.e. the strategic assets class allocation of principle plan assets and the degree of interest rate risk hedging. Both, risk budget and investment strategy, are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, as well as in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens pension plans have included significant defined benefits. However, in order to reduce the Company's exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases to a minor extent only. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.

For more information on Siemens pension plans, see "Notes to Consolidated Financial Statements."

## Overview financial position

During fiscal 2008, total assets increased to €94.463 billion, up from €91.555 billion the year before. Our financial position in fiscal 2008 was influenced primarily by portfolio transactions, especially the sale of SV and the acquisition of Dade Behring. The assets and liabilities of SV classified as of September 30, 2007 on the balance sheet as held for disposal have been derecognized from our Consolidated Financial Statements, while in return the proceeds from the sale have increased cash and cash equivalents. While the integration of Dade Behring during fiscal 2008 increased our assets and liabilities, the acquisition itself resulted in a significant cash outflow. For information on acquisitions and dispositions, see "Notes to Consolidated Financial Statements."

The following table shows current assets at the end of fiscal 2008 and fiscal 2007:

| | September 30, | |
|---|---|---|
| (€ in millions) | 2008 | 2007 |
| Cash and cash equivalents | 6,893 | 4,005 |
| Available-for-sale financial assets | 152 | 193 |
| Trade and other receivables | 15,785 | 14,620 |
| Other current financial assets | 3,116 | 2,932 |
| Inventories | 14,509 | 12,930 |
| Income tax receivables | 610 | 398 |
| Other current assets | 1,368 | 1,322 |
| Assets classified as held for disposal | 809 | 11,532 |
| Total current assets | 43,242 | 47,932 |

Cash and cash equivalents totaled €6.893 billion as of September 30, 2008. The increase of €2.888 billion was primarily driven by the large portfolio transactions mentioned above, resulting in net cash inflows, and the issuance of long-term debt during fiscal 2008. These factors were partly offset by the reduction of short-term debt, by the share repurchases in connection with our previously announced share buyback plan and by cash outflows related to the divestment of a 51% stake in SEN. For further information, see "Cash Flow-Fiscal 2008 compared to fiscal 2007."

The increase in trade and other receivables and inventories year-over-year included increases in all three Sectors and was driven by broad-based revenue growth, including new business volume from acquisitions.

Assets classified as held for disposal decreased significantly, to €809 million as of September 30, 2008 compared to €11.532 billion a year earlier. This change is due primarily to the sale of SV and the divestment of SEN.

Long-term assets at the respective balance sheet dates for fiscal 2008 and 2007 were as follows:

| | September 30, | |
|---|---|---|
| (€ in millions) | 2008 | 2007 |
| Goodwill | 16,004 | 12,501 |
| Other intangible assets | 5,413 | 4,619 |
| Property, plant and equipment | 11,258 | 10,555 |
| Investments accounted for using the equity method | 7,017 | 7,016 |
| Other financial assets | 7,785 | 5,561 |
| Deferred tax assets | 3,009 | 2,594 |
| Other assets | 735 | 777 |
| Total long-term assets | 51,221 | 43,623 |



In fiscal 2008, the net increase in goodwill and other intangible assets primarily related to the acquisition of Dade Behring, based on the preliminary purchase price allocation. For further information see "Notes to Consolidated Financial Statements."

The increase in other financial assets results mainly from SFS' growth in the commercial finance business including asset purchases in secondary markets. For further information see "Segment information analysis."

The table below shows current and long-term liabilities at the respective balance sheet dates:

| | September 30, | |
|---|---|---|
| (€ in millions) | 2008 | 2007 |
| Short-term debt and current maturities of long-term debt | 1,819 | 5,637 |
| Trade payables | 8,860 | 8,382 |
| Other current financial liabilities | 2,427 | 2,553 |
| Current provisions | 5,165 | 3,581 |
| Income tax payables | 1,970 | 2,141 |
| Other current liabilities | 21,644 | 17,058 |
| Liabilities associated with assets classified as held for disposal | 566 | 4,542 |
| Total current liabilities | 42,451 | 43,894 |
| Long-term debt | 14,260 | 9,860 |
| Pension plans and similar commitments | 4,361 | 2,780 |
| Deferred tax liabilities | 726 | 580 |
| Provisions | 2,533 | 2,103 |
| Other financial liabilities | 376 | 411 |
| Other liabilities | 2,376 | 2,300 |
| Total long-term liabilities | 24,632 | 18,034 |

Short-term debt and current maturities of long-term debt totaled €1.819 billion at the end of fiscal 2008, a decrease of €3.818 billion from the prior year-end. This decrease mainly results from a lower level of outstanding commercial paper, totaling €198 million as of September 30, 2008 compared to €4.332 billion a year earlier.

The increase in current provisions is due mainly to the provision in the amount of approximately €1 billion in connection with the ongoing settlement negotiations mentioned earlier.

Other current liabilities increased by €4.586 billion compared to fiscal 2007. The increase was primarily driven by increased billings in excess of cost, particularly in the Energy Sector. Other current liabilities as of September 30, 2008 also include accruals for future severance payments we expect to make under our SG&A program.

The decrease in liabilities associated with assets classified as held for disposal was driven primarily by the divestments of SV and SEN mentioned above.

Compared to fiscal 2007, long-term debt increased by €4.400 billion to €14.260 billion at the end of fiscal 2008, primarily due to several capital market transactions. During the current period, we updated our medium-term notes program and issued additional fixed-rate notes in the total amount of €4.150 billion. In addition, we issued assignable loans ("Schuldscheindarlehen") totaling €1.1 billion in fiscal 2008.

Further information with respect to short- and long-term debt is also provided under "Capital Resources and Requirements" as well as in the "Notes to Consolidated Financial Statements."

Shareholders' equity and total assets were as follows:

| | September 30, | |
|---|---|---|
| (€ in millions) | 2008 | 2007 |
| Total equity attributable to shareholders of Siemens AG | 26,774 | 28,996 |
| Equity ratio | 28% | 32% |
| Minority interest | 606 | 631 |
| Total assets | 94,463 | 91,555 |

Total shareholders' equity attributable to shareholders of Siemens AG decreased by €2.222 billion to €26.774 billion at the end of fiscal 2008. The decrease results mainly from an increase in treasury shares of €4.002 billion, that were primarily acquired during fiscal 2008 under our previously announced share-buyback plan, actuarial losses on pension plans and similar commitments of €1.716 billion, and dividend payments of €1.462 billion. These factors were partly offset by net income attributable to shareholders of Siemens AG of €5.725 billion, arising mainly from the sale of SV within discontinued operations.

Total assets increased 3% year-over-year. Total equity attributable to shareholders of Siemens AG decreased by 8%. As a result, our equity ratio fell by four percentage points, to 28%.

For additional information on Siemens' financial position, see "Notes to Consolidated Financial Statements."



## Subsequent events

At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC) to Fujitsu Limited. A gain is expected to arise on the transaction. The transaction, which is subject to the approval of regulatory authorities, is expected to close in the third quarter of fiscal 2009.

At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG.

Effective November 17, 2008, Barbara Kux was appointed to the Siemens Managing Board. Barbara Kux will head the Supply Chain Management and serve as Chief Sustainability Officer.

## Critical accounting estimates

Siemens' consolidated financial statements are prepared in accordance with IFRS. Our significant accounting policies, as described in "Notes to Consolidated Financial Statements," are essential to understand our results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial position, results of operations and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

For information on Critical Accounting Estimates, see "Notes to Consolidated Financial Statements."

## Non-Financial performance measures

In fiscal 2007 we initiated our Fit$_4$2010 program as a follow-up to the Fit4More program that we concluded in April 2007. Like the predecessor program on which it builds, Fit$_4$2010 specifies the priorities and performance targets we believe will enable us to achieve our overall strategy, which is to sustain profitable growth by addressing the opportunities inherent in global megatrends. The program thus contains both financial and non-financial performance measures chosen to help us close the gap to our leading competitors. For a description of the financial performance measures included in Fit$_4$2010, see "Financial performance measures" earlier in this Report.

The non-financial performance measures included in Fit$_4$2010 are grouped into four categories: People Excellence, Portfolio, Operational Excellence and Corporate Responsibility. We describe these four categories as operational "levers" that enable us to achieve our financial performance targets.


People Excellence
High-performance culture
Global diverse talents
Leadership culture & development
Expert careers
Portfolio
Focus on three Sectors Industry, Energy and Healthcare
Stringent resource allocation
Focus on organic growth and leveraging past acquisitions
fcp+ Operational Excellence
Best-in-class for all businesses and functions through
Open innovations
Global Supply Chain Management
Corporate Responsibility
Benchmark in Transparency and Compliance
Corporate Governance
Compliance
Climate Protection
Corporate Citizenship
Fit4 2010
Customer Excellence
Leverage Siemens brand
Performance
Leadership and governance structure
Our Values: Responsible – Excellent – Innovative

People Excellence is fundamental to organizational excellence. We therefore aim to create a work environment that motivates our employees to deliver high-performance results. Our practical approach to people excellence includes the following focus initiatives: *Global diverse talents (Top Talents)*, *Siemens Leadership Excellence (SLE) Programs*, our *Performance Management Process (PMP)* and *Expert careers (Key Experts)*.

*Global diverse talents* is an employee development program that starts with recognizing so-called "Top Talents" early in their careers. We thereafter offer them challenging and rewarding tasks, consistently foster their development, and groom them for leadership positions. To remain in the pool of Top Talents, employees must show both high potential and consistently outstanding performance. The pool of Top Talents included more than 2,200 individuals in fiscal 2008, of which more than 500 were identified during the fiscal year.

Our *SLE programs* prepare Siemens leaders for future responsibilities through a set of courses on business know-how and leadership capabilities. We launched the programs in fiscal 2006. As of September 30, 2008, more than 1,100 leaders from the upper levels of Siemens management have participated in the courses.

*PMP*, which has been implemented uniformly worldwide, helps leaders and employees determine clear personal goals and share the open, practical feedback necessary to achieve them. The process also supports us in setting compensation, providing professional development opportunities and identifying both Top Talents and Key Experts.

Because our overall success as a company depends on our large, diverse population of people working in a wide range of technology fields, we established an *Expert careers* program analogous to *Global diverse talents*. The main difference is that the so-called "Key Experts" in the program follow a career path leading to further expertise and leadership in their chosen field rather than into Siemens management. In fiscal 2008, we appointed approximately 335 Key Experts.



Closely associated with developing People Excellence is giving them strategic and challenging businesses to work in. Our Portfolio management is therefore based on two principles: we invest in sustainable growth markets associated with our megatrend strategy, and we aim for leading positions in all our businesses. The four megatrends are demographic change, urbanization, climate change and globalization.

Overall we aim for a stringent capital allocation, so we have defined three portfolio priorities to focus our investments:

- Our top priority is businesses with *organic growth*. In recent fiscal years we have made a number of major acquisitions that fueled our growth. We now aim to achieve organic growth based on providing innovative products and solutions in our existing businesses.
- Our second priority is to *streamline our portfolio* according to our new structure, which is explained in "Strategic overview" earlier in this Report. From this perspective, we examine all our businesses with regard to their strategic and financial fit for their respective Sectors and for Siemens.
- Thirdly we focus on *selective investments* that can enhance our competitiveness and augment our portfolio. Each such investment must meet rigorous financial criteria and support our overall strategy.

To achieve organic growth from a streamlined portfolio, we strive for Operational Excellence including world-class innovation and supply chain management.

*Open innovations* is our program for intensifying our focus on trendsetting technologies: identifying technology and application trends; and translating innovative ideas into marketable products and services. One measure of our performance in innovation is our patent position in trendsetting technologies. Siemens holds approximately 55,000 patents, a number that ranks us among the world's leaders. In fiscal 2008, our researchers submitted approximately 8,200 invention reports and we filed approximately 5,000 patent applications. The average number of employees engaged in R&D in fiscal 2008 was 32.2 thousand, compared to 30.9 thousand in fiscal 2007.

*Global supply chain management* is our program for further expanding our global market presence. Excellence in supply chain management is particularly important in penetrating new markets, especially in fast-growing regions such as Asia, because it enables us to effectively move production close to our customers. Supply chain management is also a vital capability for increasing the efficiency of our overall global value chain, which includes R&D, product development, sourcing and production. A key initiative in all these regards is known as SMART (Simple, Maintenance friendly, Affordable, Reliable, Timely to market). This initiative focuses on strengthening local procurement, engineering, and manufacturing so that we can provide products in large volumes with good quality and competitive prices. In particular, we aim to develop SMART products and solutions to meet specific customer requirements, including at the low end of the market.

Corporate Responsibility expresses our commitment to society. This includes *Corporate Governance*, which is the basis of all our decision-making and monitoring process, *Compliance*, *Climate protection* and *Corporate citizenship*.

### Compliance

In fiscal 2007, it was determined that in past years some of our managers and employees had violated statutory rules as well as our internal rules. As a result we introduced a new *Compliance* program aimed to ensure that our business practices are in full compliance with the law and our own internal rules, and to enable us to better identify and penalize compliance violations. Our Compliance program is based on three pillars *prevention*, *detection* and *response*.

Consistently communicated clear rules shall *prevent* compliance violations. These rules include our business conduct guidelines, which obligate management and employees to obey the law and our internal regulations. We also train our employees with regard to corruption and other legal compliance issues. We offer both web-based training and in-person training. The following table shows the cumulative number of employees who participated in both types of training programs:

| (in thousands) | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Cumulative number of participants in web based training | 123 | 31 |
| Cumulative number of participants in in-person training | 52 | 1 |

We also established a compliance help desk with an "ask us" function that encourages employees to ask their compliance questions. All employees can also pose questions to the compliance officer in charge of their unit. The following table shows the number of inquiries submitted to the "ask us" help desk, which we launched in September 2007:

| | Year ended September 30, 2008 | 2007* |
|---|---|---|
| Inquiries submitted to the compliance "ask us" help desk | 3,836 | 198 |

* The "ask us" help desk started in September, 2007, thus the number for fiscal 2007 includes inquiries for only one month.

We measure the effectiveness of our prevention training activities through regular employee surveys. The results of these surveys also form an element of our compliance incentive system for top management.

The second pillar of our compliance program, *detect*, includes an independent ombudsman and a "tell us" help desk. These supplement our existing channels for reporting complaints within Siemens. Both employees and third parties can report violations of external and internal rules to the ombudsman or the helpdesk. These reports are passed on to our compliance organization. The number of incidents reported to the "tell us" help desk and the ombudsman was as follows:

| | Year ended September 30, 2008 | 2007* |
|---|---|---|
| Incidents reported to helpdesk "tell us" and ombudsman | 539 | 156 |
| *Thereof substantiated* | 338 | 67 |
| *Thereof unsubstantiated* | 201 | 89 |

* The helpdesk "tell us" started in August, 2007.

Our third pillar, respond, includes rigorous and appropriate measures in cases of compliance violations.

To strengthen our compliance efforts, we substantially increased our compliance staff worldwide from 86 at the end of fiscal 2006 to 170 at the end of fiscal 2007 and to 621 at the end of fiscal 2008 (including project staff for implementing compliance programs).



Siemens was rated best in class by the Dow Jones Corporate Sustainability Assessment (SAM) regarding corporate governance, risk management and code of conduct/compliance. Siemens improved regarding these criteria by 50% and 100% compared to 2007. SAM reflects the company's performance across economic, environmental and social criteria compared to its industry average.

### Climate protection

For Siemens, *Climate protection* has two aspects. The first is making a substantial contribution to climate protection through our environmental portfolio. This portfolio includes solutions for generating renewable energy, increasing the efficiency of fossil power generation, reducing pollution, and recycling water. It also includes a great many additional products that make customer facilities, processes and systems more energy-efficient and emission-efficient. With this portfolio we intend to help our customers to reduce their carbon dioxide ($CO_2$) footprint; cut the life-cycle costs of their offerings; improve living conditions for society; and create sustainable economic growth for Siemens.

In fiscal 2008, we began quantifying the contribution of our environmental portfolio according to strict criteria. For example, we compare the performance of a particular solution within the portfolio to a relevant reference solution, such as the average energy efficiency of a specified installed base for that solution. We aim to achieve an overall $CO_2$ abatement of 275 million metric tons with products and solutions installed from the beginning of fiscal 2002 through the end of fiscal 2011. Products and solutions installed for our customers between fiscal 2002 and fiscal 2008 that are still in use reduce $CO_2$ emissions by approximately 148 million metric tons per year. The annual carbon dioxide emission reduction generated by products and solutions installed for our customers from the beginning of fiscal 2002 to the present is shown below:

| (in million metric tons $CO_2$) | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Overall annual $CO_2$ reduction | 148 | 114 |
| *Thereof by products/solutions installed in current fiscal year* | 34 | 30 |

The second aspect of *Climate protection* is improving resource efficiency and keeping emissions as low as possible in the conduct of our own business. We currently aim to improve our environmental performance at our global production systems by 20% with regard to energy consumption, $CO_2$ emissions and water consumption, and by 15% with regard to waste compared to fiscal 2006. We intend to achieve these goals by the end of fiscal 2011, normalized for revenue growth.

### Corporate citizenship

*Corporate citizenship* includes two aspects. One is to conduct business that benefits society through the application of Siemens expertise, such as providing solutions for environmental and climate protection as described above. The other aspect involves non-profit contributions. In the fourth quarter of fiscal 2008, we established the Siemens foundation, a non-profit organization subject to state supervision and performing its tasks independently of the company. The foundation will focus on topics of importance to society, such as the utilization of innovative technologies to improve living conditions, the enhancement of educational opportunities, climate change, cultural developments and demographic change. We provided the foundation with an endowment of €390 million earmarked exclusively for non-profit activities, and also transferred into it the majority of our existing corporate citizenship activities. Principal among these are two major global programs: Siemens Generation21 in the field of education and Siemens Caring Hands in the area of social services.

## Legal proceedings

For information on legal proceedings, see "Notes to Consolidated Financial Statements."

## Risk management

Siemens' risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. Because risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Managing Board. Siemens' organizational and accountability structure requires each of the respective managements of Corporate Units, operating units and Regional Companies to execute risk management programs that are tailored to their specific industries and responsibilities, yet consistent with the overall policy established by the Managing Board.

Siemens has implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments endangering the going concern of the company. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. The former is intended to support us to consider potential risks well in advance of major business decisions, while the latter is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors also regularly review the adequacy and effectiveness of our risk management system. Thereby, deficits are detected and appropriate measures for their elimination become adopted. This coordination of processes and procedures is intended to help ensure that the Managing Board and the Supervisory Board are fully and timely informed about significant risks, as described further in the section "Corporate Governance."

In order to enhance the risk management system, Siemens implemented a comprehensive and integrated Enterprise Risk Management (ERM) approach into its organization in fiscal 2008. The ERM process serves for identifying, evaluating and responding to those risks that could materially affect the achievement of Siemens' strategic, operational, financial and compliance objectives. The ERM system covers the whole spectrum of risks and further improves strategies to enhance risk response decisions.

To oversee the ERM process and to ensure the alignment with legal and operational requirements the Managing Board established a Corporate Risk Committee (CRC). The CRC reports to and supports the Managing Board on matters relating to the implementation, operation and oversight of the ERM process and assist the Managing Board in reporting to the Audit Committee of the Supervisory Board. The CRC is comprised of the head of Corporate Finance and Controlling, as the Chairperson, the CEOs of the Sectors and the CEO of the Cross-Sector Business SFS and the head of Corporate Legal and Compliance, the head of Corporate Human Resources, the head of Corporate Technology, the head of Corporate Strategies, the head of Corporate Compliance, the head of Corporate Legal Corporate and Finance, the head of Corporate Finance Audit, the head of Corporate Finance Taxes and the head of Corporate Finance Reporting and Controlling.

Moreover, according to U.S. legal requirements, which are in this regard more comprehensive than those required by German law, Siemens is required to establish and maintain adequate internal control over financial reporting. Siemens' internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. In fiscal 2006 management concluded that the internal control over financial reporting proved to be not effective with respect to preventing misappropriation of funds and abuse of authority. Therefore, during fiscal 2007 and fiscal 2008, management actively designed, initiated and implemented extensive remediation actions focusing on internal



control in the area of anti-corruption controls. At the end of fiscal 2007 the identified ineffectiveness relating to internal control in the area of anti-corruption had not yet been fully remediated. For fiscal 2008, the implementation of the Company's remediation plan has now far enough advanced that management concluded that Siemens' internal control over financial reporting is effective as of September 30, 2008.

The Company will integrate and further harmonize existing control activities under the governance of the Managing Board.

Below we describe the risks which could have a material adverse effect on our business, financial results and condition, the price of our shares and American Depository Shares (ADS) and our reputation. The risks we describe here are not necessarily the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

### Strategic risks

**Market dynamics**

Our business environment is influenced by conditions in the domestic and global economies. During fiscal 2008, the capital and credit markets experienced extended volatility and disruption that have reached unprecedented levels. If as a consequence of the credit market crisis these levels of market volatility and disruption continue or worsen, there can be no assurance that we will not experience an adverse effect that may be material to our revenues, results of operations, financial condition and ability to access capital. For example, the current tightening of credit in the financial markets may make it more difficult for our customers to obtain financing and as a result, they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our results of operations and cash flows.

Numerous other factors, such as fluctuation of energy and raw material prices as well as global political conflicts, including situations in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our financial condition or results of operations and can also make our budgeting and forecasting more difficult.

In addition, our Sectors and Cross-Sector Businesses are affected by market conditions. For example the Industry Sector would be affected considerably by unfavorable market conditions in segments of the industry market. The Healthcare Sector is dependent on the healthcare markets, particularly in the United States. Our Energy Sector in particular is affected considerably by the markets in Asia as well as the Middle East.

We are in the process of strategic reorientations and constantly perform cost-cutting initiatives, including headcount reduction such as the previously announced SG&A cost reduction program, capacity adjustments through consolidation of business activities and manufacturing facilities, as well as streamlining product portfolios. These measures impact our earnings results, and any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area and some from emerging markets

which may have a better cost structure. Siemens faces downward price pressure and is exposed to market downturns or slower growth. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets, new products must be developed and introduced rapidly in order to capture available opportunities, and this can lead to quality problems. Our operating results depend to a significant extent on our abilities to adapt to changes in markets and to reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.

The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Healthcare Sector. Introducing new offerings and technologies requires a significant commitment to research and development, which may not always result in success. Our sales and profits may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace as anticipated. If our products or systems are not brought to market in a timely manner or as they become obsolete.

Our Energy and Industry Sectors as well as our Cross-Sector Business Siemens IT Solutions and Services perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our subcontractors or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see "Notes to Consolidated Financial Statements."

**Equity interests and strategic alliances**
Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Areva NP. Any factors negatively influencing the profitability of our equity investments could have a negative impact on our own results and may negatively affect our cash flow and our ability to recover the full amount of our investments. In addition, such portfolio transactions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

**Merger, acquisition & divestiture**
Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and our divesting activities could have a negative impact on our results of operations, our cash flow at closing, as well as in the future, and on our reputation.



Mergers and acquisitions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio activities may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect our earnings. All of our Sectors have significant amounts of goodwill.

## Operations risks

**Supply chain management**
We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of certain of our Sectors.

Our Sectors are exposed to fluctuations in energy and raw material prices. In recent times, commodities such as oil, steel and copper have been subject to volatile markets and temporarily subject to significant price increases. If we are not able to compensate for or pass on our increased costs to customers, such price increases could have a material adverse impact on our financial results.

**Product lifecycle management**
Our value chain comprises all steps, from research and development to production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.

**Human resources**
Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our Sectors and Cross-Sector Businesses operate. In many of our business areas, we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees and key personnel in the future, and any inability to do so could have a material adverse effect on our business.

## Financial risks

### Market

We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the United States and as exports from Europe. As a result, a strong euro in relation to the U.S. dollar can have a material impact on our other revenues and results. Certain currency risks – as well as interest rate risks – are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow, particularly for our treasury activities (Corporate Treasury). Our Sectors and Cross-Sector Businesses engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks, hedging activities and other market risks, please see "Notes to Consolidated Financial Statements."

Regarding our Corporate Treasury activities, widening credit spreads due to decreasing liquidity in the financial markets might lead to decreasing fair market values of our existing derivative financial instruments and traded receivables. In addition, we also see a risk of increasing refinancing costs if the turbulences in the global financial markets would persist. Furthermore, costs for buying protection on credit default risks could increase due to a potential increase of counterparty risks.

### Liquidity and credit

Our Corporate Treasury is responsible for the financing of the Company and our Sectors and Cross-Sector Businesses. A negative development in the capital markets could increase our cost of debt capital. The development in the subprime mortgage market in the U.S. has had a global impact on the capital markets with subsequent losses and worsening liquidity of many financial institutions, so far culminating in the Chapter 11 filing of a large U.S.-based investment bank. Such developments could influence our possibilities of obtaining debt financing. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our results.

We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by the Energy Sector. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part, through Siemens Financial Services (SFS). SFS also incurs credit risk by financing third-party equipment, its factoring business or by taking direct or indirect participations in financings, such as syndicated loans. We partially take a security interest in the assets we finance or receive additional collateral. We may lose money if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets that we have taken a security interest in or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. The current financial crisis and potential adverse changes in economic conditions could cause a decline in the fair market values of financial assets and customer default rates to increase substantially and asset and collateral values to decline, resulting in losses which could have a negative effect on our financial condition or results of operations.



Our financial condition, results of operations and cash flows are influenced significantly by the actual and expected performance of the Sectors and Cross-Sector Businesses, as well as the Company's portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position may result in the deterioration of our credit rating. Expected or actual downgrades by rating agencies may increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

### Capital structure

The funded status of our pension plans may be affected by an increase or decrease in the Defined Benefit Obligation (DBO), as well as by an increase or decrease in the valuation of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Assumptions may differ from actual developments due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumption may result in changes in the net benefit pension cost in the following financial year. For additional information, see "Notes to Consolidated Financial Statements."

For further information with regard to financial risks and financial risk management, see "Notes to Consolidated Financial Statements."

## Compliance risks

### Code of conduct

Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of Siemens' former business Groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. These governmental authorities may take action against us or some of our employees. These actions could include criminal and civil fines, in addition to those already imposed on the Company, as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, a monitor could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and compliance programs. Tax authorities may also impose certain remedies, including potential tax penalties. In fiscal year 2008, Siemens accrued a provision in the amount of approximately €1 billion in connection with ongoing discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Depending on the development of the investigations, we may be required to accrue additional material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial results and condition, the price of our shares and ADSs and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and non-governmental organizations such as the World Bank and other multilateral development banks. If we or our subsidiaries are found, including pursuant to the resolution of the investigations of the Munich public prosecutor, the SEC and DOJ, to have engaged in illegal acts or are found not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or non-governmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. For example, legislation of member states of the European Union could in certain cases result in mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences. As described more fully in "Notes to Consolidated Financial Statements", we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Conviction for illegal behavior, or debarment from participating in contracting with governments or non-governmental organizations, in one jurisdiction may lead to debarment in other jurisdictions or by other non-governmental organizations. Even if we are not formally excluded from participating in government business, government agencies or non-governmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and non-governmental organizations regarding the investigations described above and our response to those investigations. We expect such requests to continue.

In addition, our involvement in existing and potential corruption proceedings could also damage our reputation generally and have an adverse impact on our ability to compete for business from both public and private sector customers. The investigations could also impair our relationship with business partners on whom we depend and our ability to obtain new business partners and could also adversely affect our ability to pursue strategic projects and transactions which could be important to our business, such as alliances, joint ventures or other combinations. Current or future investigations could result in the cancellation of certain of our existing contracts, and the commencement of significant third-party litigation, including by our competitors.

The governmental investigations are at this time incomplete and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto, may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with these investigations, especially if we are not able to resolve the investigations in a timely manner, could divert management's attention and resources from other issues facing our business. Management has implemented a remediation plan to address corruption and compliance risk in our business. If this remediation plan is unsuccessful, there could be an increased risk that one or more of the risks described above could materialize.

**Legal**

We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business, we become party to lawsuits, and/or similar proceedings, and become subject to governmental investigations and proceedings involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement and/or alleged or suspected violations of applicable laws. In addition, we may face third party claims as a result of the circumstances that led to the corruption proceedings described above. For additional information with respect to legal proceedings, see "Notes to Consolidated Financial Statements." There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We record a provision for legal proceedings risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. We maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. We may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate loss or expenditure.



**Regulatory**

Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could impact our sales and profitability and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including civil disturbances, health concern, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. The demand for many of the products of our Sectors and Cross-Sector Businesses, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Sectors and Cross-Sector Businesses operate. If any of these risks or similar risks associated with our international operations were to materialize, it could have a material adverse effect on our results of operations and financial condition.

Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. We accrue for environmental risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.

We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax regulation could result in higher tax expenses and payments. Furthermore, changes in tax regulation could impact our tax liabilities as well as deferred tax assets.

## Information required pursuant to §315 (4) HGB of the German Commercial Code and Explanatory Report

**Composition of common stock**
As of September 30, 2008, the Company's common stock totaled €2,743 million (2007: €2,743 million) divided into 914,203,421 (2007: 914,203,421) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with §4 (3) of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to §67 (2) of the German Stock Corporation Act (AktG), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company's stock register, shareholders are required to submit to the Company the number of shares held by them and their e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

All shares confer the same rights and obligations. At the Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the German Stock Corporation Act, in particular by §12, §53a et seq., §118 et seq., and §186 of the German Stock Corporation Act.

**Restrictions on voting rights or transfer of shares**
Shares of stock issued by Siemens AG under its employee stock scheme are subject to a Company-imposed private law lock-up period of five years if the share issue occurred prior to or during fiscal year 2007, and of two years if the share issue occurred in fiscal year 2008. As a matter of principle, beneficiary employees may not dispose of any shares transferred to them in this way prior to expiration of the lockup period.

Members of the von Siemens family signed a trust agreement with the von Siemens-Vermögensverwaltung GmbH (vSV), under which they transferred shares of stock owned by them to the vSV as trust property (at October 13, 2008: 8,895,939; at October 12, 2007: 9,904,856). As a trustee, the vSV holds the voting rights with respect to all shares transferred to it, and exercises such voting rights in a uniform manner at the Shareholders' Meeting of Siemens AG at its professional discretion. The vSV has to ensure that, as a rule, all voting rights attached to the shares transferred as trust property are represented at the Shareholders' Meeting. Several Siemens foundations that are not a party to the trust agreement also authorize the vSV to exercise the voting rights attached to the shares held by them in a fiduciary capacity in the same manner as the voting rights attached to the shares transferred to the vSV as trust property. In this way, at October 13, 2008, the vSV had voting control under a power of attorney over 36,728,783 (October 12, 2007: 24,673,050) shares of stock.

In order to bundle and represent their interests, the family members established a family partnership that makes proposals to the vSV on the exercise of the voting rights at the Shareholders' Meeting of Siemens AG, which are taken into account by the vSV when acting within the bounds of professional discretion. In the event that a trust relationship is terminated or interrupted by shareholders, they are required to continue to manage the shares originally included in the trust relationship in a manner that will not impair the intended purpose of the trust agreement. In particular, they are required to ensure that the voting rights attached to these shares, if possible, are exercised at the Shareholders' Meeting in line with the intended purpose of the trust agreement, if this is legally permissible and economically justifiable.



**Equity interests exceeding 10 percent of voting rights**
The German Securities Trading Act (WpHG) requires any investor whose percentage of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise must notify the Company and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold for notification is three percent. We are not aware of, nor have we been notified of, any shareholder directly or indirectly holding 10 percent or more of the voting rights.

**Shares with special rights conferring powers of control**
There are no shares with special rights conferring powers of control.

**System of control of any employee share scheme where the control rights are not exercised directly by the employees**
Shares of stock issued by Siemens AG to employees under its employee stock scheme are transferred directly to the employees subject to a lockup period. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

**Legislation and provisions of the Articles of Association applicable to the appointment and removal of members of the Managing Board and governing amendments to the Articles of Association**
The appointment and removal of members of the Managing Board is subject to the provisions of §84 and §85 of the German Stock Corporation Act and §31 of the German Codetermination Act (MitbestG). According to these provisions, members of the Managing Board are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more terms of up to a maximum of five years each. Pursuant to §31 of the German Codetermination Act, a majority of at least two thirds of the members of the Supervisory Board is required to appoint members of the Managing Board. If such majority is not achieved, the Mediation Committee shall give, within one month after the first round of voting, a recommendation for the appointments to the Managing Board. The Supervisory Board will then appoint the members of the Managing Board with the votes of the majority of its members. If such appointment fails, the Chairman of the Supervisory Board shall have two votes in a new round of voting.

According to §8 (1) of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to §84 of the German Stock Corporation Act and §9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President. If a required member of the Managing Board has not been appointed, the necessary appointment shall be made, in urgent cases, by a competent court upon motion by any party concerned, in accordance with §85 of the German Stock Corporation Act. Pursuant to §84 (3) of the German Stock Corporation Act, the Supervisory Board may revoke the appointment of an individual as member of the Managing Board or as President of the Managing Board for good cause.

According to §179 of the German Stock Corporation Act, any amendment to the Articles of Association requires a resolution of the Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under §13 (2) of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 22, 2004 and January 26, 2006, the Supervisory Board has been authorized to amend §4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2004 and Authorized Capital 2006, and after expiration of the then-applicable authorization period.

Except as otherwise provided by §21 (7) of the Articles of Association with respect to elections, resolutions of the Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to §179 (2) of the German Stock Corporation Act, amendments to the Articles of Association require a majority of at least three-fourth of the capital stock represented at the voting round, unless another capital majority is prescribed by the Articles of Association.

**Powers of the Managing Board to issue and repurchase shares**

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 21, 2009 by up to €600,000,000 nominal through the issuance of up to 200,000,000 registered shares of no par value against cash contributions and/or contributions in kind (Authorized Capital 2004). The authorization may be implemented in installments. The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (i) to make use of any residual amounts, (ii) in order to grant holders of bonds with warrants or convertible bonds – as antidilution protection – preemptive rights to subscribe for new shares, and (iii) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with §186 (3), 4th sentence, of the German Stock Corporation Act does not exceed 10 percent of the capital stock at the date of using this authorization.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €71,130,000 nominal through the issuance of up to 23,710,000 registered shares of no par value against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the conditions that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided that these subsidiaries are not listed companies themselves and do not have their own employee stock schemes.

As of September 30, 2008, the total unissued authorized capital of Siemens AG therefore consisted of €671,130,000 nominal that may be issued in installments with varying terms by issuance of up to 223,710,000 registered shares of no par value. For details, please refer to §4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 22, 2004, the Managing Board was authorized until January 21, 2009 to issue bonds in an aggregate principal amount of up to €11,250,000,000 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200,000,000 new registered shares of no par value, representing a pro rata amount of up to €600,000,000 of the capital stock. The bonds are to be issued against contributions in cash. The authorization also includes the possibility to assume the guarantee for bonds issued by subsidiaries of Siemens AG and to grant the holders of such bonds Siemens shares in satisfaction of the obligations under the conversion or option rights attaching to these bonds. The bonds may be issued once or several times, in whole or in part. The individual bonds shall rank pari passu in all respects.

The pro rata amount of the capital stock represented by the shares to be issued upon exercise of the rights attached to the bonds must not exceed the principal amount or an issue price below the principal amount of each bond. The conversion or exercise price must not fall below 80 percent of the market price of the Siemens stock as quoted by the XETRA trading system (or a comparable successor system) on the Frankfurt Stock Exchange. The calculation shall be based on the mean closing price over the five trading days prior to the date on which the final Managing Board resolution is made to submit an offer for the subscription of bonds or to the



Company's notice of acceptance following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices during the trading days on which the subscription rights are traded shall apply, with the exception of the last two trading days of subscription rights trading. The provisions of §9 (1) of the German Stock Corporation Act shall remain unaffected.

The Managing Board is authorized to determine, alone or in cooperation with the management bodies of the issuing subsidiaries, the further terms and conditions of the bonds.

As a matter of principle, the bonds are to be offered to the shareholders for purchase. However, the Managing Board is authorized to exclude, with the approval of the Supervisory Board, any preemptive rights of shareholders, (i) if the issue price of a bond is not significantly lower than its fair market value determined in accordance with generally accepted actuarial methods, (ii) if this is necessary with regard to residual amounts, and (iii) in order to grant subscription rights to holders of conversion or option rights for shares of the Company as reasonable compensation for dilution of the economic value of such rights.

If the economic value of conversion or option rights is diluted during the life of the bonds and no subscription rights are granted as compensation, the conversion or option rights shall be adjusted in value in accordance with the trading terms and conditions applicable to dilution on the Eurex Deutschland exchange as detailed in the conditions of issue relating to the bonds and without prejudice to §9 (1) of the German Stock Corporation Act, unless such adjustment is mandatory under German law.

To service the exercise of the conversion or option rights issued until January 21, 2009 by the Company or any of its subsidiaries in accordance with authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 22, 2004, the capital stock was conditionally increased by up to €733,527,750 through the issuance of up to 244,509,250 registered shares of no par value (Conditional Capital 2004).

As of September 30, 2008, the Conditional Capital 2004 amounted to €702,485,370 or 234,161,790 shares of capital stock.

Based on a resolution of the Annual Shareholders' Meeting on January 25, 2007, the Company was authorized to repurchase until July 24, 2008 up to 10 percent of its 891,635,721 shares of capital stock existing at the date of adopting the resolution. On January 24, 2008, the Annual Shareholders' Meeting authorized the Company to acquire until July 23, 2009 up to 10 percent of its capital stock of 914,203,421 shares existing at the date of adopting the resolution. The authorization of January 24, 2008, which is described in greater detail below, replaced the previous authorization of January 25, 2007 with effect from March 1, 2008. The aggregate of shares acquired under this authorization and any other shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to §71d and §71e of the German Stock Corporation Act, shall at no time exceed 10 percent of the then existing capital stock. The authorization may be exercised by the Company in whole or in part, once or several times, but also by any of its subsidiaries or by third parties on behalf of the Company or its subsidiaries.

The acquisition of the shares of stock is accomplished at the discretion of the Managing Board either by purchase over the stock exchange or through a public share purchase offer. If the shares are acquired over the stock exchange, the purchase price paid per share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined at the opening auction of XETRA trading (or a comparable successor system), by more than 10 percent. If the shares are acquired through a public share purchase offer, the purchase price or purchase price range per share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trad-

ing (or a comparable successor system) during the last five trading days prior to the date on which the final Managing Board resolution about the formal offer is made, by more than 20 percent. If, in the case of a public share purchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that acquisition shall be in proportion to the Siemens shares tendered or offered for purchase. Furthermore, the tender or offer for purchase of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

The Managing Board was additionally authorized, with the approval of the Supervisory Board, to sell options whereby the Company takes on the obligation of buying Siemens shares upon exercise of the options ("put options"), to purchase options whereby the Company has the right to acquire Siemens shares upon exercise of the options ("call options"), and to acquire Siemens shares by using a combination of put and call options. In exercising this authorization, all stock acquisitions based on put or call options, or a combination of put and call options, are limited to a maximum volume of five percent of the capital stock of 914,203,421 shares existing at the date of adopting the resolution at the Annual Shareholders' Meeting. The maturity term of the options must be chosen in such a way that the acquisition of Siemens shares upon exercise of the options will take place no later than July 23, 2009. It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by utilizing Siemens shares which were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon exercise of the options ("strike price") may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to conclusion of the relevant option contract by more than 10 percent (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

By resolution of the Annual Shareholders' Meetings on January 25, 2007 and January 24, 2008, the Managing Board was authorized to also use shares acquired on the basis of this or any previously given authorization as follows: (i) such shares of stock may be retired with the approval of the Supervisory Board; (ii) such shares of stock may be used to meet the obligations under Siemens Stock Option Plans (1999 and 2001 plans via the 2007 resolution and 2001 plans via the 2008 resolution); (iii) such shares of stock may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries, or they may be granted and transferred to such individuals with a holding period of at least two years; or (iv) such shares of stock may be used to service conversion or option rights granted by the Company or any of its subsidiaries upon the issuance of bonds. In addition, the authorization of January 24, 2008 allows the Company to use Siemens shares acquired on the basis of this or any previously given authorization as follows: (i) such shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; or (ii) such shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price at which such Siemens shares are to be sold (excluding incidental transaction costs) is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system). Furthermore, the Supervisory Board was authorized to offer shares reacquired on the basis of this or any previously given authorization as stock-based compensation for purchase to members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees of the Company, or to grant and transfer them with a lockup period of at least two years.

As of September 30, 2008, the Company held 52,645,665 (2007: 383) shares of stock in treasury.



**Significant agreements which take effect, alter or terminate upon a change of control of the Company following a takeover bid**

Siemens AG holds a minority interest in an entity active in the nuclear power business that is majority-owned by a French company engaged in nuclear power generation. Under the Shareholders' Agreement for this entity, the majority shareholder has the right to acquire the equity interest held by Siemens in the event of a change of control at Siemens AG. A change of control within the meaning of the Shareholders' Agreement is deemed to occur if more than 50 percent of the interests owned by one of the shareholders are acquired and held by a third party, and the acquisition materially reduces the market value of the entity or such third party is a major competitor of the entity or one of its shareholders in the areas of power generation, power transmission and power distribution or automation. Therefore, a change-of-control transaction following the exercise of the corresponding right would result in the French majority shareholder acquiring the minority interest formerly held by Siemens AG. From the transaction, Siemens AG would receive income that basically corresponds to the fair market price of the equity interest at the time of exercising the right. On the other hand, Siemens AG would no longer be entitled to receive a share in the net income derived from the entity's nuclear power business.

Siemens AG maintains lines of credit in an aggregate amount of U.S.$9 billion which provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. In addition, Siemens AG has a credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

Agreements concluded by Siemens AG under the International Swaps and Derivatives Association Inc. framework ("ISDA agreements") each give Siemens AG's contractual party a right of termination if (i) Siemens AG is merged into a third party, or (ii) all or substantially all of the assets of Siemens AG are transferred to a third party. In the event that the third party does not assume the obligations of Siemens AG, all outstanding transactions under the respective agreements may be terminated. If the third party chooses to assume the obligations of Siemens AG under such agreement and its creditworthiness is materially weaker than that of Siemens AG, the affected transactions under the respective agreements may be terminated. In either situation, the outstanding payment claims under such agreement are to be netted.

**Compensation agreements with members of the Managing Board or employees in the event of a takeover bid**

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of §291 of the German Stock Corporation Act, or if Siemens AG is to be merged into another company – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. The stock-based compensation components awarded remain unaffected. Stock options may, alternatively, also be exercised upon termination of the contract of employment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement. It is the Company's intention when entering into or extending Managing Board members' employment contracts to limit severance payments in the event of a change of control to the amount recommended by the German Corporate Governance Code.

## Compensation Report

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members. The Compensation Report is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the HGB, are a part of the MD&A pursuant to § 315 (2), 4 of the HGB. The Compensation Report is presented within the Corporate Governance Report, included in this Annual Report for fiscal year 2008.

## Outlook

Siemens' focus in fiscal 2009 is advancing toward fulfillment of our Fit$_4$2010 strategic program. This program includes goals for business growth; income, profitability and other financial goals; leadership in corporate responsibility; and expanding our portfolio of solutions for environmental and climate protection. These are discussed in more detail below, along with our outlook for macroeconomic and industry development.

**Macroeconomic development**
According to estimates of Global Insight, Inc. released on November 14, 2008, global gross domestic product (GDP) is expected to grow more slowly in 2009, at an estimated rate of 1.1% compared to an estimated 2.7% in 2008. We are closely monitoring the possibility that global GDP growth could slow even further in 2009, in particular due to unforeseen or uncertain effects of the global financial crisis on the macroeconomic environment.

**Industry development**
A major driver of GDP growth is growth in gross fixed investment. This measure is important because most of our businesses provide customers with fixed assets including infrastructure, industrial systems and equipment. Based on estimates by Global Insight, Inc. as of October 29, 2008 global gross fixed investment will grow more slowly in 2009 compared to growth of 3.5% in 2008. Gross fixed investment in emerging and developing countries is projected to continue growing more rapidly than in major industrialized economies, though we anticipate that such growth will slow in comparison to the double-digit expansion of recent years.

Viewing the above trends from an industry perspective, we anticipate that markets for consumer or close-to-consumer products will see the most restrained demand, particularly in the U.S. and Germany. While some of our Healthcare businesses are exposed to these markets, we believe their level of innovation and competitiveness is high. Our far larger market for capital goods is expected to show less short-term effects from macroeconomic developments. Also our industrial systems and infrastructure solutions market is less dependent on short-term macroeconomic developments, but may face challenges by restrained demand in particular for projects, which suffer from limitations to raise funds for financing. The demand in emerging economies is expected to continue to grow faster than global GDP overall. The industry development may benefit from public programs, targeting on growth of the global economy.



**Growth and financial performance**
Our most important growth and financial performance targets are summarized in the following paragraphs. For more information on how we define our financial measures and how they relate to each other, see "Financial performance measures."

**Growth.** In fiscal 2009 we intend to increase our revenue by at least twice the rate of actual global GDP growth in fiscal 2009. We believe we are well positioned to reach this target, in part due to new orders of approximately €93.5 billion and a book-to-bill ratio of 1.21 in fiscal 2008. As noted above, most of our business is less exposed to short-term economic cycles. In addition, we are investing in new solutions and supply-chain capabilities to address opportunities in lower-end market segments, particularly in Asia.

**Total Sectors profit.** We aim to achieve Total Sectors profit between €8.0 and €8.5 billion in fiscal 2009, excluding impacts from restructuring and legal and regulatory matters. While we expect adverse macroeconomic conditions to intensify market challenges for some of our businesses, we believe that the substantial organizational changes we made in fiscal 2008 will enable our Sectors and regional organizations to compete effectively and profitably in the years ahead.

**Income and EPS.** We expect growth in income from continuing operations in fiscal 2009 to exceed growth in Total Sectors profit. This excludes impacts from restructuring and legal and regulatory matters in fiscal 2009. We anticipate that growth in net income in fiscal 2009 will be driven primarily by growth in income from continuing operations. At the same time, we expect to significantly reduce the influence on net income from discontinued operations, having divested Siemens VDO Automotive (SV) and Siemens Enterprise Communications (SEN) in fiscal 2008.

**Cash generation and cash conversion.** We expect free cash flow from continuing operations in fiscal 2009 to include substantial cash outflows stemming from €1.1 billion in severance charges and the provision of €1 billion associated with ongoing settlement negotiations regarding legal and regulatory matters, which were both expensed in fiscal 2008 and mentioned above. As a result, we expect that in fiscal 2009, our cash conversion rate, defined as the ratio of free cash flow to income, will come in below our mid-term target defined as 1 minus our annual percentage growth in revenue.

We intend to maintain management attention on two key determinants of free cash flow in fiscal 2009: net working capital within operating activities, and capital expenditures. For fiscal 2009 we implemented a rigorous approval process for capital expenditures, reaching up to the Managing Board level and taking into consideration conditions in the macroeconomic environment. Our mid-term target range for additions to PPE and intangible assets as a percentage of depreciation and amortization is 95%-115%. For more information regarding expected future cash outflows, see "Capital resources and requirements."

**Capital structure and ROCE.** We calculate the target for our capital structure as adjusted industrial net debt divided by earnings before interest expense, income taxes, depreciation, amortization and impairments (EBITDA), also as adjusted. As a step toward optimizing this capital structure ratio, we conducted approximately €4 billion in repurchases of Siemens shares in fiscal 2008, reducing shareholder dilution by approximately 53 million shares. The full share buyback plan is for up to €10 billion in share repurchases through 2010.

Our measure for return on capital employed (ROCE) is calculated as income from continuing operations (before interest) divided by average net capital employed in continuing operations. We expect to improve ROCE in fiscal 2009 compared to fiscal 2008 on higher income from continuing operations.

**Streamlining Other Operations.** Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector businesses. By the end of fiscal 2009 we intend all business activities in Other Operations to be integrated into an existing Siemens business or service, divested, moved to a joint venture, or closed.

**Reducing SG&A.** During fiscal 2008, we initiated a global program for the reduction of selling, general and administrative expenses (SG&A program) as part of Siemens' transformation programs, with the goal of securing our competitive position against the backdrop of an impending global economic downturn. The program is targeted at improving the efficiency of the selling and administration processes in our corporate functions, in our Sectors, Divisions and Cross-Sector Businesses, as well as in our regional Clusters. Under this program, we intend to reduce global SG&A costs until fiscal 2010 by approximately €1.2 billion from the level of fiscal 2007.

**Investment in sustainable growth**

We continually invest in sustainable growth by advancing our technology through R&D, strengthening and streamlining our organization, and demonstrating corporate responsibility.

**Environmental portfolio.** We expect average annual growth of approximately 10% from our environmental portfolio through fiscal 2011. This would result in approximately €25 billion in revenue from environmental and climate protection in fiscal 2011, up from approximately €19 billion in fiscal 2008. This in turn would enable us to help reduce the greenhouse gas emissions of our customers by 275 million metric tons annually in 2011 with products and solutions installed since beginning of fiscal 2002.

As we expand our environmental portfolio externally, we also intend to reduce our environmental footprint internally. We currently aim to improve our environmental performance at our global production systems by 20% with regard to energy consumption, $CO_2$ emissions and water consumption, and by 15% with regard to waste. We intend to achieve these goals by the end of fiscal 2011, normalized for revenue growth.

**R&D.** In fiscal 2008 we invested 4.9% of our revenue in research and development, for a total of approximately €3.8 billion. The pace of technology evolution in many of our businesses is swift, requiring continuous innovation. In fiscal 2009, we will continue to spend a substantial amount on R&D, which is expected to continue to be an important differentiation factor in global competition.

**Corporate Responsibility.** Siemens has a long heritage of corporate responsibility reaching back to founder Werner von Siemens. In fiscal 2008, we brought significant management attention to resolving outstanding legal and regulatory matters while strengthening our corporate governance systems, such as by establishing a new Managing Board position with responsibility for all legal and compliance issues.

**Opportunities**

Even in the current difficult economic environment we see selective opportunities for expanding our business and improving our profitability. Due to the current market environment and expected market development, however, we do not expect these opportunities to lift us above the targets mentioned above.



Siemens has a major opportunity to grow in the areas of environmental and climate protection, ranging from how society generates and transmits power to how it is used in such energy-intensive fields as manufacturing, transportation, and the operation of buildings. Within the power generation industry, we are already engaged in markets for both new installations of renewable power generation and modernization of existing fossil power generation systems. We also provide solutions for increasing energy efficiency and reducing emissions in the other broad markets just mentioned. We anticipate that public policy initiatives in many countries will lead to greater demand for such solutions in the years ahead.

Another broad growth opportunity is to begin developing the capabilities required to design, manufacture and sell so-called SMART products (simple, maintenance-friendly, affordable, reliable, and timely to market). Adding such products to our current portfolio would enable us to increase our revenues by serving large and fast-growing regional markets, such as in Asia, where low prices vie for quality and innovation in determining customer purchases. One of the additional opportunities in this regard is localizing certain activities, such as procurement, manufacturing, maintenance and service, which could enable us to reduce costs while enhancing our presence in strategic markets.

The realignment of our sales and marketing activities on a global basis in our new cluster structure also represents a major opportunity to improve our profitability. By sharing resources and eliminating overlapping sales and back-office functions, we see the opportunity to reduce our enterprise-wide cost position on a long-term basis.

Our business, financial condition or results of operation could suffer material adverse effects as a result of certain risks. For an overview of the Company's risk factors, see "Risk management."

*Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; Cash conversion rate; and Adjusted industrial net debt are non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications. "Profit Total Sectors" is reconciled to "Income from continuing operations before income taxes" in the table "Segment Information."*

*This Annual Report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC's website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.*



# Consolidated Statements of Income

For the fiscal years ended September 30, 2008 and 2007 (in millions of €, per share amounts in €)

| | Note | Fiscal years 2008 | 2007 |
|---|---|---|---|
| Revenue | | 77,327 | 72,448 |
| Cost of goods sold and services rendered | | (56,284) | (51,572) |
| Gross profit | | 21,043 | 20,876 |
| Research and development expenses | | (3,784) | (3,399) |
| Marketing, selling and general administrative expenses | | (13,586) | (12,103) |
| Other operating income | 6 | 1,047 | 680 |
| Other operating expense | 7 | (2,228) | (1,053) |
| Income (loss) from investments accounted for using the equity method, net | 8 | 260 | 108 |
| Financial income (expense), net | 9 | 122 | (8) |
| Income (loss) from continuing operations before income taxes | | 2,874 | 5,101 |
| Income taxes | 10 | (1,015) | (1,192) |
| Income (loss) from continuing operations | | 1,859 | 3,909 |
| Income (loss) from discontinued operations, net of income taxes | | 4,027 | 129 |
| Net income | | 5,886 | 4,038 |
| Attributable to: | | | |
| Minority interest | | 161 | 232 |
| Shareholders of Siemens AG | | 5,725 | 3,806 |
| Basic earnings per share | 34 | | |
| Income (loss) from continuing operations | | 1.91 | 4.13 |
| Income (loss) from discontinued operations | | 4.50 | 0.11 |
| Net income | | 6.41 | 4.24 |
| Diluted earnings per share | 34 | | |
| Income (loss) from continuing operations | | 1.90 | 3.99 |
| Income (loss) from discontinued operations | | 4.49 | 0.11 |
| Net income | | 6.39 | 4.10 |

# Consolidated Statements of Income and Expense Recognized in Equity

For fiscal years ended September 30, 2008 and 2007 (in millions of €)

| | Fiscal years 2008 | 2007 |
|---|---|---|
| Net income | 5,886 | 4,038 |
| Currency translation differences | (313) | (536) |
| Available-for-sale financial assets | (122) | 30 |
| Derivative financial instruments | (237) | 100 |
| Actuarial gains and losses on pension plans and similar commitments | (1,719) | 1,237 |
| Revaluation effect related to step acquisitions | - | 3 |
| Total income and expense recognized directly in equity, net of tax[1,2] | (2,391) | 834 |
| Total income and expense recognized in equity | 3,495 | 4,872 |
| Attributable to: | | |
| Minority interest | 159 | 265 |
| Shareholders of Siemens AG | 3,336 | 4,607 |

[1] Includes income and expense resulting from investments accounted for using the equity method of €(38) and €(26) for the fiscal years ended September 30, 2008 and 2007, respectively.
[2] Includes minority interest relating to currency translation differences of €1 and €30 for the fiscal years ended September 30, 2008 and 2007, respectively, as well as minority interests relating to actuarial gains and losses on pension plans and similar commitments of €(3) and €3 for the fiscal years ended September 30, 2008 and 2007, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.



# Consolidated Balance Sheets

As of September 30, 2008 and 2007 (in millions of €)

| | Note | 9/30/08 | 9/30/07 |
|---|---|---|---|
| Assets | | | |
| Current assets | | | |
| Cash and cash equivalents | | 6,893 | 4,005 |
| Available-for-sale financial assets | 11 | 152 | 193 |
| Trade and other receivables | 12 | 15,785 | 14,620 |
| Other current financial assets | 13 | 3,116 | 2,932 |
| Inventories | 14 | 14,509 | 12,930 |
| Income tax receivables | | 610 | 398 |
| Other current assets | 15 | 1,368 | 1,322 |
| Assets classified as held for disposal | | 809 | 11,532 |
| Total current assets | | 43,242 | 47,932 |
| Goodwill | 16 | 16,004 | 12,501 |
| Other intangible assets | 17 | 5,413 | 4,619 |
| Property, plant and equipment | 18 | 11,258 | 10,555 |
| Investments accounted for using the equity method | 19 | 7,017 | 7,016 |
| Other financial assets | 20 | 7,785 | 5,561 |
| Deferred tax assets | 10 | 3,009 | 2,594 |
| Other assets | | 735 | 777 |
| Total assets | | 94,463 | 91,555 |

| | Note | 9/30/08 | 9/30/07 |
|---|---|---|---|
| Liabilities and equity | | | |
| Current liabilities | | | |
| Short-term debt and current maturities of long-term debt | 23 | 1,819 | 5,637 |
| Trade payables | | 8,860 | 8,382 |
| Other current financial liabilities | 21 | 2,427 | 2,553 |
| Current provisions | 25 | 5,165 | 3,581 |
| Income tax payables | | 1,970 | 2,141 |
| Other current liabilities | 22 | 21,644 | 17,058 |
| Liabilities associated with assets classified as held for disposal | | 566 | 4,542 |
| Total current liabilities | | 42,451 | 43,894 |
| Long-term debt | 23 | 14,260 | 9,860 |
| Pension plans and similar commitments | 24 | 4,361 | 2,780 |
| Deferred tax liabilities | 10 | 726 | 580 |
| Provisions | 25 | 2,533 | 2,103 |
| Other financial liabilities | | 376 | 411 |
| Other liabilities | 26 | 2,376 | 2,300 |
| Total liabilities | | 67,083 | 61,928 |
| Equity | 27 | | |
| Common stock, no par value[1] | | 2,743 | 2,743 |
| Additional paid-in capital | | 5,997 | 6,080 |
| Retained earnings | | 22,989 | 20,453 |
| Other components of equity | | (953) | (280) |
| Treasury shares, at cost[2] | | (4,002) | - |
| Total equity attributable to shareholders of Siemens AG | | 26,774 | 28,996 |
| Minority interest | | 606 | 631 |
| Total equity | | 27,380 | 29,627 |
| Total liabilities and equity | | 94,463 | 91,555 |

[1] Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively. [2] 52,645,665 and 383 shares, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

# Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2008 and 2007 (in millions of €)

| | 2008 | 2007 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | 5,886 | 4,038 |
| Adjustments to reconcile net income to cash provided | | |
| Amortization, depreciation and impairments | 3,213 | 3,751 |
| Income taxes | 831 | 2,193 |
| Interest (income) expense, net | (75) | 193 |
| (Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net | (5,092) | (2,051) |
| (Gains) on sales of investments, net[1] | (35) | (95) |
| (Gains) losses on sales and impairments of current available-for-sale financial assets, net | (5) | 32 |
| (Income) from investments[1] | (328) | (223) |
| Other non-cash (income) expenses | 383 | 106 |
| Change in current assets and liabilities | | |
| (Increase) decrease in inventories | (1,631) | (986) |
| (Increase) decrease in trade and other receivables | (1,088) | (1,183) |
| (Increase) decrease in other current assets | 167 | (486) |
| Increase (decrease) in trade payables | 719 | 1,158 |
| Increase (decrease) in current provisions | 1,414 | (258) |
| Increase (decrease) in other current liabilities | 4,417 | 2,858 |
| Change in other assets and liabilities | 200 | (883) |
| Income taxes paid | (1,564) | (1,930) |
| Dividends received | 337 | 337 |
| Interest received | 875 | 757 |
| Net cash provided by (used in) operating activities – continuing and discontinued operations | 8,624 | 7,328 |
| **Net cash provided by (used in) operating activities – continuing operations** | **9,281** | **9,822** |
| **Cash flows from investing activities** | | |
| Additions to intangible assets and property, plant and equipment | (3,721) | (3,751) |
| Acquisitions | (5,407) | (7,370) |
| Purchases of investments[1] | (151) | (261) |
| Purchases of current available-for-sale financial assets | (16) | (148) |
| (Increase) decrease in receivables from financing activities | (2,445) | (907) |
| Proceeds from sales of investments, intangibles and property, plant and equipment[1] | 803 | 1,041 |
| Proceeds from disposals of businesses | 10,481 | (380) |
| Proceeds from sales of current available-for-sale financial assets | 49 | 419 |
| Net cash provided by (used in) investing activities – continuing and discontinued operations | (407) | (11,357) |
| **Net cash provided by (used in) investing activities – continuing operations** | **(9,989)** | **(10,068)** |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of common stock | - | 903 |
| Purchase of common stock | (4,350) | (101) |
| Proceeds from re-issuance of treasury stock | 248 | 66 |
| Proceeds from issuance of long-term debt | 5,728 | 766 |
| Repayment of long-term debt (including current maturities of long-term debt) | (691) | (4,595) |
| Change in short-term debt | (4,635) | 4,386 |
| Interest paid | (829) | (1,169) |
| Dividends paid | (1,462) | (1,292) |
| Dividends paid to minority shareholders | (138) | (151) |
| Net cash provided by (used in) financing activities – continuing and discontinued operations | (6,129) | (1,187) |
| **Net cash provided by (used in) financing activities – continuing operations** | **3,730** | **(5,792)** |
| Effect of exchange rates on cash and cash equivalents | (99) | (58) |
| Net increase (decrease) in cash and cash equivalents | 1,989 | (5,274) |
| Cash and cash equivalents at beginning of period | 4,940 | 10,214 |
| Cash and cash equivalents at end of period | 6,929 | 4,940 |
| Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period | 36 | 935 |
| Cash and cash equivalents at end of period (Consolidated balance sheets) | 6,893 | 4,005 |

[1] Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Consolidated Financial Statements.



# Consolidated Changes in Equity

For the fiscal years ended September 30, 2008 and 2007 (in millions of €)

| | Common stock | Additional paid-in capital | Retained earnings |
|---|---|---|---|
| **Balance at October 1, 2006** | 2,673 | 5,662 | 16,702 |
| Income and expense recognized in equity | - | - | 5,043 |
| Dividends | - | - | (1,292) |
| Issuance of common stock and share-based payment | 70 | 1,593 | - |
| Purchase of common stock | - | - | - |
| Re-issuance of treasury stock | - | (7) | - |
| Other changes in equity | - | (1,168) | - |
| **Balance at September 30, 2007** | **2,743** | **6,080** | **20,453** |
| Balance at October 1, 2007 | 2,743 | 6,080 | 20,453 |
| Income and expense recognized in equity | - | - | 4,009 |
| Dividends | - | - | (1,462) |
| Issuance of common stock and share-based payment | - | (1) | - |
| Purchase of common stock | - | - | - |
| Re-issuance of treasury stock | - | (67) | - |
| Other changes in equity | - | (15) | (11) |
| **Balance at September 30, 2008** | **2,743** | **5,997** | **22,989** |

| Other components of equity | | | | | | | |
|---|---|---|---|---|---|---|---|
| Currency translation differences | Available-for-sale financial assets | Derivative financial instruments | Total | Treasury shares at cost | Total equity attributable to shareholders of Siemens AG | Minority interest | Total equity |
| 91 | 96 | (31) | 156 | – | 25,193 | 702 | 25,895 |
| (566) | 30 | 100 | (436) | – | 4,607 | 265 | 4,872 |
| – | – | – | – | – | (1,292) | (146) | (1,438) |
| – | – | – | – | – | 1,663 | – | 1,663 |
| – | – | – | – | (101) | (101) | – | (101) |
| – | – | – | – | 101 | 94 | – | 94 |
| – | – | – | – | – | (1,168) | (190) | (1,358) |
| **(475)** | **126** | **69** | **(280)** | **–** | **28,996** | **631** | **29,627** |
| (475) | 126 | 69 | (280) | – | 28,996 | 631 | 29,627 |
| (314) | (122) | (237) | (673) | – | 3,336 | 159 | 3,495 |
| – | – | – | – | – | (1,462) | (127) | (1,589) |
| – | – | – | – | – | (1) | – | (1) |
| – | – | – | – | (4,350) | (4,350) | – | (4,350) |
| – | – | – | – | 348 | 281 | – | 281 |
| – | – | – | – | – | (26) | (57) | (83) |
| **(789)** | **4** | **(168)** | **(953)** | **(4,002)** | **26,774** | **606** | **27,380** |



# Segment Information (continuing operations)

As of and for the fiscal years ended September 30, 2008 and 2007 (in millions of €)

| | New orders (unaudited) | | External revenue | | Intersegment revenue | | Total revenue | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Sectors | | | | | | | | |
| Industry | 42,795 | 39,095 | 36,908 | 34,976 | 1,177 | 1,083 | 38,085 | 36,059 |
| Energy | 33,428 | 28,543 | 22,191 | 19,875 | 386 | 434 | 22,577 | 20,309 |
| Healthcare | 11,779 | 10,271 | 11,116 | 9,798 | 54 | 53 | 11,170 | 9,851 |
| **Total Sectors** | **88,002** | **77,909** | **70,215** | **64,649** | **1,617** | **1,570** | **71,832** | **66,219** |
| Equity Investments | – | – | – | – | – | – | – | – |
| Cross-Sector Businesses | | | | | | | | |
| Siemens IT Solutions and Services | 5,272 | 5,156 | 3,845 | 3,988 | 1,480 | 1,372 | 5,325 | 5,360 |
| Siemens Financial Services (SFS) | 756 | 721 | 675 | 653 | 81 | 67 | 756 | 720 |
| Reconciliation to Consolidated Financial Statements | | | | | | | | |
| Other Operations | 2,478 | 2,830 | 2,072 | 2,516 | 398 | 368 | 2,470 | 2,884 |
| Siemens Real Estate (SRE) | 1,665 | 1,686 | 388 | 476 | 1,277 | 1,210 | 1,665 | 1,686 |
| Corporate items and pensions | 167 | 175 | 132 | 166 | 16 | 14 | 148 | 180 |
| Eliminations, Corporate Treasury and other reconciling items | (4,845) | (4,561) | – | – | (4,869) | (4,601) | (4,869) | (4,601) |
| **Siemens** | **93,495** | **83,916** | **77,327** | **72,448** | **–** | **–** | **77,327** | **72,448** |

[1] Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is income before income taxes.

[2] Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

| Profit[1] | | Assets[2] | | Free cash flow[3] | | Additions to intangible assets and property, plant and equipment | | Amortization, depreciation and impairments[4] | |
|---|---|---|---|---|---|---|---|---|---|
| 2008 | 2007 | 9/30/08 | 9/30/07 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| 3,861 | 3,521 | 12,000 | 11,836 | 3,757 | 3,342 | 1,248 | 1,051 | 1,139 | 920 |
| 1,434 | 1,818 | 1,670 | 3,367 | 2,940 | 2,513 | 681 | 426 | 345 | 341 |
| 1,225 | 1,323 | 13,257 | 8,234 | 1,195 | 1,380 | 541 | 444 | 640 | 438 |
| 6,520 | 6,662 | 26,927 | 23,437 | 7,892 | 7,235 | 2,470 | 1,921 | 2,124 | 1,699 |
| 95 | (96) | 5,587 | 5,009 | 148 | 84 | – | – | – | – |
| 144 | 252 | 241 | 253 | 156 | 18 | 158 | 204 | 224 | 282 |
| 286 | 329 | 11,328 | 8,912 | (50) | 108 | 564 | 558 | 285 | 277 |
| (367) | (232) | (1,545) | (704) | (178) | (293) | 99 | 166 | 191 | 118 |
| 356 | 228 | 3,489 | 3,091 | (42) | (35) | 259 | 196 | 161 | 161 |
| (3,853) | (1,684) | (6,401) | (2,682) | (1,810) | (1,795) | 41 | 88 | 97 | 151 |
| (307) | (358) | 54,837 | 54,239 | (377) | 1,433 | (49) | (66) | (67) | (63) |
| 2,874 | 5,101 | 94,463 | 91,555 | 5,739 | 6,755 | 3,542 | 3,067 | 3,015 | 2,625 |

[3] *Free cash flow* represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. *Free cash flow* of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. *Free cash flow* of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

[4] *Amortization, depreciation and impairments* contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens' Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €108 and €158 for the fiscal years ended September 30, 2008 and 2007, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

(in millions of €, except where otherwise stated and per share amounts)

# Notes

### 1 Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens). They are prepared in accordance with International Financial Reporting Standards and its interpretations effective as of September 30, 2008 as issued by the International Accounting Standards Board (IASB). The Consolidated Financial Statements also include all information required by the IFRS as endorsed by the European Union (EU), as well as the additional requirements set forth in Par. 315a(1) of the German Commercial Code (HGB). Certain pronouncements have been early adopted, as described in Note 2.

Consolidated Financial Statements and Management's Discussion and Analysis as of September 30, 2008, prepared in accordance with Par. 315a(1) of the HGB are being filed with and published in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 37).

A separate *List of subsidiaries and associated companies* pursuant to Par. 313(4) HGB will be submitted to the operator of the electronic version of the German Electronic Federal Gazette.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 21, 2008.

### Financial statement presentation

In fiscal 2008, Siemens rearranged its organization and, as a result, removed its previous component model reporting. For further information see Note 37.

### 2 Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

**Basis of consolidation** – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

**Business combinations** – All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

(In millions of €, except where otherwise stated and per share amounts)

**Associated companies** – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. Material intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company.

**Foreign currency translation** – The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

| | | Year-end exchange rate 1 € quoted into currencies specified below | | Annual average rate 1 € quoted into currencies specified below | |
|---|---|---|---|---|---|
| | | September 30, | | Fiscal year | |
| Currency | ISO Code | 2008 | 2007 | 2008 | 2007 |
| U.S. Dollar | USD | 1.430 | 1.418 | 1.507 | 1.333 |
| British pound | GBP | 0.790 | 0.697 | 0.763 | 0.676 |

**Revenue recognition** – Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectibility is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on

(In millions of €, except where otherwise stated and per share amounts)

a straight-line basis over the lease term. Interest is recognized using the effective interest method. Dividends are recognized when the right to receive payment is established. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Objective and reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

**Product-related expenses and losses from onerous contracts** – Provisions for estimated costs related to product warranties are recorded in *Cost of goods sold and services rendered* at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

**Research and development costs** – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included in *Other intangible assets* as other internally generated intangible assets (see Note 17). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

**Earnings per share** – Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive securities, stock options and stock awards.

**Goodwill** – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances ("triggering events") which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the (groups) of cash-generating unit(s) that are expected to benefit from the synergies of the business combination. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division is reduced accordingly. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the (group of) cash-generating unit(s) to which the goodwill is allocated (see Note 16 for further information).

**Other intangible assets** – Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually (see Note 17 for further information).

**Property, plant and equipment** – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

| | |
|---|---|
| Factory and office buildings | 20 to 50 years |
| Other buildings | 5 to 10 years |
| Technical machinery & equipment | 5 to 10 years |
| Furniture & office equipment | generally 5 years |
| Equipment leased to others | generally 3 to 5 years |

**Impairment of property, plant and equipment and other intangible assets with finite useful lives** – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is



applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens would consider the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

**Discontinued operations** – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

**Income taxes** – The Company applies IAS 12, *Income Taxes*. Under the liability method of IAS 12, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

**Inventories** – Inventory is valued at the lower of acquisition or production cost or net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

**Provisions** – A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

**Restructuring charges** – are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits are recognised as a liability and an expense when the entity is demonstrably committed, through a formal termination plan, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

(in millions of €, except where otherwise stated and per share amounts)

**Financial instruments** – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to value fluctuation within the company. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value. See Notes 31 and 32 for further information.

Financial instruments are recognized on the balance sheet when Siemens becomes a party to the contractual obligations of the instrument. For regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, the trade date is applied.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

**Cash and cash equivalents** – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

**Available-for-sale financial assets** – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in *Other components of equity*, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. An impairment loss may be reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.

**Loans and receivables** – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are being discounted.

(in millions of €, except where otherwise stated and per share amounts)

**Financial liabilities** – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

**Derivative financial instruments** – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in *Other components of equity*, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

**Fair value hedges** – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized such that it is fully amortized by maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

**Cash flow hedges** – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in *Other components of equity*, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income (see Note 32 for further information).

**Share-based payment** – As permitted under IFRS 1, *First-time Adoption of International Financial Reporting Standards*, IFRS 2, *Share-based Payment*, has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity awards which were granted prior to November 7, 2002, as well as those equity awards granted prior to October 1, 2003, which vested before January 1, 2005. IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are remeasured at fair value on each reporting date until the award is settled. Siemens uses an option pricing model to determine the fair value of its share-based payment plans. See Note 34 for further information on share-based payment transactions.

**Prior year information** – The presentation of certain prior year information has been reclassified to conform to the current year presentation.

**Recently adopted accounting pronouncements**

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7, *Financial Instruments: Disclosures*. This standard requires extensive disclosures about the significance of financial instruments for an entity's financial position and results of operations, and qualitative and quantitative disclosures on the nature and extent of risks arising from financial instruments. The standard is effective for fiscal periods beginning on or after January 1, 2007. Siemens decided to early adopt IFRS 7 in its 2006 financial statements. IFRS 7 was also considered in determining the presentation of items on the face of the Consolidated Balance Sheets and the Consolidated Statements of Income.

(in millions of €, except where otherwise stated and per share amounts)

In November 2006, the IASB issued *IFRS 8, Operating Segments*, which replaces IAS 14, *Segment Reporting*. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable operating segments are components of an entity or aggregations of operating segments that meet specified criteria and for which separate financial information is available that is evaluated regularly by the entity's chief operating decision maker in allocating resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007.

In November 2006, International Financial Reporting Interpretation Committee (IFRIC) 12 *Service Concession Arrangements* was issued, which provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. In the past, Siemens interpreted existing standards in accordance with IFRIC 12. Accordingly, IFRIC 12 did not have a material impact on the Company's Consolidated Financial Statements.

**Recent accounting pronouncements, not yet adopted**
The following pronouncements have been issued by the IASB. These standards are not yet endorsed by the EU and have not yet been adopted by the Company. The Company is still evaluating the potential effects of these pronouncements on its Consolidated Financial Statements and will determine an adoption date.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, *Presentation of Financial Statements: A Revised Presentation (IAS 1 revised)*. IAS 1 revised replaces IAS 1, *Presentation of Financial Statements (revised in 2003)*, as amended in 2005. The revision is aimed at improving users' ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009, early adoption being permitted.

In January 2008, the IASB published the amended standards IFRS 3, *Business Combinations* (IFRS 3 (2008)) and IAS 27, *Consolidated and Separate Financial Statements* (IAS 27 (2008)).

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

(in millions of €, except where otherwise stated and per share amounts)

The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009.

In January 2008, the IASB issued an amendment to IFRS 2, *Share-based Payment, Vesting Conditions and Cancellations*. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amended IFRS 2 is effective for annual periods beginning on or after January 1, 2009.

**3 Management estimates and judgments**
Siemens' Consolidated Financial Statements are prepared in accordance with IFRS. Siemens' significant accounting policies, as described in Note 2 are essential to understanding the Company's results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company's results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

**Revenue recognition on construction contracts** – The Company's Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually review all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company's Managing Board. At a minimum, a customer's credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

**Trade and other receivables** – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2008 and 2007, Siemens recorded a total valuation allowance for accounts receivable of €1,013 million and €895 million, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export

(In millions of €, except where otherwise stated and per share amounts)

credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

**Impairment** – Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

**Employee benefit accounting** – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24.

Siemens has implemented and will continue to run restructuring projects, such as the SG&A program announced in fiscal year 2008. The program will result in a reduction of primarily administrative workforce. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 for further information.

**Provisions** – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, the Mobility Division and the Energy Sector as well as estimates involving warranty costs.

(In millions of €, except where otherwise stated and per share amounts)

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anti-corruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 for further information.

## 4 Acquisitions, dispositions and discontinued operations

### a) Acquisitions

During the years ended September 30, 2008 and 2007, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

#### aa) Acquisitions in fiscal 2008

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring, which was consolidated as of November 2007 will be integrated into Sector Healthcare's Diagnostics division and complements the acquisitions of Diagnostic Products Corporation and Bayer Diagnostics. The aggregate consideration, including the assumption of debt, amounts to approximately €4.9 billion (including €69 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,171 was allocated to intangible assets subject to amortization and approximately €3,349 was recorded as goodwill. Of the € 1,171 intangible assets, €955 was allocated to customer relationships, €116 to trademarks and €74 to patented and unpatented technology.

In fiscal 2008, Siemens completed the acquisitions of a number of entities which are not significant individually including BJC, Spain, a supplier of switches and socket-outlets at Sector Industry, Building Technologies Division; Innotec, a leading software provider for lifecycle management solutions at Sector Industry's Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions Division. The combined preliminary purchase price of these acquisitions amounts to €302.

#### ab) Acquisitions in fiscal 2007

On January 2, 2007, Siemens completed the acquisition of the diagnostic division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, was integrated into Sector Healthcare's Diagnostics division. The purchase price, payable in cash, amounts to €4.4 billion (including €185 cash

(in millions of €, except where otherwise stated and per share amounts)

acquired). Based on the final purchase price allocation, €753 was allocated to intangible assets subject to amortization and €2,735 to goodwill. Of the €753 intangible assets, €573 relate to customer relationships with a weighted average useful life of 14 years and €139 to trademarks and tradenames with a weighted average useful life of 10 years.

On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS was integrated into Sector Industry's division Industry Automation and consolidated as of May 2007. The acquisition enables Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The acquisition costs including the assumption of debt, amount to €2.752 billion (including €75 cash acquired). Based on the final purchase price allocation, €1,094 was allocated to intangible assets subject to amortization and approximately €1,983 was recorded as goodwill. Of the €1,094 intangible assets, €294 relate to customer relationships with a weighted average useful life of 12 years and €718 to technology with a weighted average useful life of 7 years.

The Company made certain other acquisitions during the years ended September 30, 2008 and 2007, which did not have a significant effect on the Consolidated Financial Statements.

**b) Dispositions and discontinued operations**

**Siemens VDO Automotive (SV) – discontinued operation**
At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of approximately €11.4 billion. The transaction resulted in a preliminary gain, net of related costs of €5,522, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

The assets and liabilities of SV were presented as held for disposal on the balance sheet as of September 30, 2007 and measured at the lower of their carrying amount and fair value less costs to sell. The carrying amounts of the major classes of assets and liabilities of SV were as follows:

| | September 30, 2007 |
|---|---|
| Trade and other receivables | 1,917 |
| Inventories | 989 |
| Goodwill | 1,543 |
| Property, plant and equipment | 2,030 |
| Deferred tax assets | 1,334 |
| Other assets* | 1,291 |
| Assets classified as held for disposal | 9,104 |
| Trade payables | 1,402 |
| Current provisions | 245 |
| Other current liabilities | 596 |
| Pension plans and similar commitments | 359 |
| Other liabilities | 445 |
| Liabilities associated with assets classified as held for disposal | 3,047 |

* As of September 30, 2007, this caption includes €185 of cash and cash equivalents.

(in millions of €, except where otherwise stated and per share amounts)

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Revenue | 1,842 | 10,324 |
| Costs and expenses, including gain on disposal | 3,553 | (9,744) |
| Income from discontinued operations before income taxes | 5,395 | 580 |
| Income taxes | 65 | (1,130) |
| Income from discontinued operations, net of income taxes | 5,460 | (550) |

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.

**Former operating segment Communications (Com) – discontinued operation**
The historical results of the former operating segment Communications (Com), with the exception of certain business activities which became part of Other Operations are reported as discontinued operations in the Company's Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, the carrier-related operations which were contributed to Nokia Siemens Networks B.V., The Netherlands (NSN) in April 2007 and Siemens Enterprise Communications (SEN) of which 51% were sold as of September 30, 2008.

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into NSN, in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. The transaction resulted in a preliminary non-cash pre-tax gain of €1,627 which is included in discontinued operations.

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007, reports its equity interest in NSN in *Investments accounted for using the equity method* and its share of income (loss) in NSN in *Income (loss) from investments accounted for using the equity method, net* (see Note 8).

At the end of September 2008, Siemens sold a 51% stake in SEN to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group will contribute two businesses into Enterprise Networks Holdings B.V., The Netherlands (EN), which will complement the business of SEN. The transaction resulted in a preliminary loss of €1,015, which is included in discontinued operations. The historical results of SEN are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

Siemens has the ability to exercise significant influence over operating and financial policies of EN and beginning September 30, 2008 reports its equity interest in EN in *Investments accounted for using the equity method* (see Note 19).

(in millions of €, except where otherwise stated and per share amounts)

The assets and liabilities of SEN (and also certain amounts relating to the carrier-related operations) are presented as held for disposal on the balance sheet as of September 30, 2007 and measured at the lower of their carrying amount and fair value less costs to sell. As of September 30, 2007 the carrying amounts of the major classes of assets and liabilities were as follows:

| | September 30, 2007 |
|---|---|
| Cash and cash equivalents* | 750 |
| Trade and other receivables | 572 |
| Inventories | 246 |
| Goodwill | – |
| Property, plant and equipment | 6 |
| Other financial assets | 265 |
| Other assets | 281 |
| Assets classified as held for disposal | 2,120 |
| Trade payables | 388 |
| Current provisions | 67 |
| Pension plans and similar commitments | 148 |
| Payroll and social security taxes | 101 |
| Other liabilities | 694 |
| Liabilities associated with assets classified as held for disposal | 1,398 |

* As of September 30, 2007, this caption also includes a portion still related to the carrier-related operations.

The net results of discontinued operations presented in the Consolidated Statements of Income reflecting the former Com activities consist of the following components:

| | Year ended September 30, 2008 | Year ended September 30, 2007 |
|---|---|---|
| Revenue | 3,155 | 7,576 |
| Costs and expenses | (3,592) | (8,066) |
| Loss on measurement to fair value less costs to sell | (88) | (567) |
| Gain (loss) related to the contribution of the carrier-related operations to NSN | (12) | 1,627 |
| Loss on disposal of the SEN business | (1,015) | – |
| Income (loss) from discontinued operations before income taxes | (1,552) | 550 |
| Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell | 99 | 196 |
| Income taxes corresponding to the gain (loss) related to the contribution of the carrier-related operations to NSN | 7 | (67) |
| Income taxes corresponding to the loss related to the contribution of the Siemens Enterprise Business to EN | 53 | – |
| Income (loss) from discontinued operations, net of income taxes | (1,433) | 679 |

Discontinued operations in fiscal 2008 and 2007 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.

In fiscal 2008, the loss on disposal of the SEN business was substantially non tax deductible. The income tax benefit from ordinary activities for fiscal year 2007 is impacted by goodwill impairment and tax reserves. The carve-out of the Com business is mainly tax-free.

(in millions of €, except where otherwise stated and per share amounts)

**Other dispositions**

At the end of May 2008, the Company sold its Wireless Modules Business, which was part of the Sector Industry's Division Industry Automation. The transaction resulted in a pre-tax gain of €131, net of related costs, which is included in *Other operating income*.

At the end of July 2008, the Sector Industry's Division OSRAM completed the sale of its Global Tungsten & Powders unit. The transaction resulted in a pre-tax gain of €130, net of related costs, which is included in *Other operating income*.

At the beginning of October 2006, the Company sold Siemens Dispolok GmbH, Germany, which was part of the Sector Industry's Mobility Division, to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in *Other operating income*.

At the end of September 2008, Siemens classified its investment in Fujitsu Siemens Computers (Holding) BV (FSC) reported up to that date in *Investments accounted for using the equity method as assets classified as held for disposal* (see Note 43 subsequent events).

The consolidated balance sheets as of September 30, 2008 and 2007 include assets of €809 and €308 and liabilities of €566 and €97, respectively, of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.

## 5 Restructuring expense

Siemens has implemented and will continue to run various restructuring projects, such as the SG&A program initiated in fiscal 2008, aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. The reductions are mainly expected to be achieved by cutbacks in SG&A-related jobs, cutting expenses for IT infrastructure and consultants and bundling and streamlining the number of Siemens' legally separate companies and regional entities. Restructuring costs under the SG&A program as well as related to the program incurred in fiscal 2008 primarily consist of termination benefits of €1,081 in conjunction with an offer made to employees in the form of severance payments, partial and early retirement costs and costs for transfer companies (e.g. the German "Betriebsorganisatorische eigenständige Einheit" (BeE)), among other employee related costs. Restructuring costs also comprises termination related costs. In fiscal 2008, Restructuring costs for the SG&A project are recorded in *Income (loss) from continuing operations before income taxes*. As of September 30, 2008, *Other current liabilities* include the majority of SG&A project-related costs. SG&A project-related termination benefits, incurred in fiscal 2008, are reported in Corporate items and pensions.

## 6 Other operating income

| | Year ended September 30, 2008 | Year ended September 30, 2007 |
|---|---|---|
| Gains on sales of property, plant and equipment and intangibles | 314 | 289 |
| Gains on disposals of businesses | 447 | 196 |
| Other | 286 | 195 |
| | 1,047 | 680 |

(in millions of €, except where otherwise stated and per share amounts)

*Gains on disposals of businesses* in fiscal 2008 include a €131 gain from the sale of the Wireless Modules Business and a €130 gain from the disposal of the Global Tungsten & Powders unit, both at the Industry Sector. Fiscal 2007, includes a gain on the sale of Siemens Dispolok GmbH (see Note 4 for further information).

**7 Other operating expense**

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Losses on disposals of businesses | (112) | (48) |
| Impairment of goodwill (see Note 16) | (78) | (60) |
| Losses on sales of property, plant and equipment and intangibles | (49) | (86) |
| Other | (1,989) | (859) |
| | (2,228) | (1,053) |

*Other* in fiscal 2008, comprises approximately €1 billion in estimated fines (see Note 25) in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30). *Other* in fiscal 2008 also includes €390 in connection with a not-for-profit foundation set up by Siemens in fiscal 2008. The foundation is aimed at sponsoring science and research, art, educational, cultural, charitable, environmental and other social responsibility-related purposes. Siemens contributed €390 in cash to the foundation in fiscal 2008. Of the €390, €300 is to remain in the foundation and €90 shall be used to serve the foundations' purposes.

*Other* in fiscal 2007, primarily includes expenses related to legal and regulatory matters. Included are €(440) related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Note 30). The fine is not deductible for income tax purposes. In addition, *Other* in fiscal 2007 includes €(152) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30). *Other* in fiscal 2007 also includes €(81) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.

**8 Income (loss) from investments accounted for using the equity method, net**

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Share of profit, net | 259 | 75 |
| Gains (losses) on sales, net | 1 | 35 |
| Impairment | – | (2) |
| | 260 | 108 |

*Share of profit, net* in fiscal 2008 and 2007, respectively, includes €(119) and €(429) from NSN (see also Note 4). For further information on the Company's principal investments accounted for under the equity method see Note 19.

(in millions of €, except where otherwise stated and per share amounts)

**9 Financial income (expense), net**

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Income from pension plans and similar commitments, net | 136 | 196 |
| Income from available-for-sale financial assets, net | 89 | 58 |
| Interest income (expense), net | 60 | (139) |
| Other financial income (expense), net | (163) | (123) |
| | 122 | (8) |

The components of *Income from pension plans and similar commitments, net* were as follows:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Expected return on plan assets | 1,510 | 1,457 |
| Interest cost | (1,374) | (1,261) |
| Income from pension plans and similar commitments, net | 136 | 196 |

Service cost for pension plans and similar commitments are allocated among functional costs (*Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses*).

The components of *Income from available-for-sale financial assets, net* were as follows:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Dividends received | 70 | 102 |
| Gains on sales, net | 45 | 30 |
| Impairment | (36) | (94) |
| Other | 10 | 20 |
| Income from available-for-sale financial assets, net | 89 | 58 |

The total amounts of interest income and expense were as follows:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Interest income | 894 | 758 |
| Interest expense | (834) | (897) |
| Interest income (expense), net | 60 | (139) |
| *Thereof: Interest income (expense) of operations, net* | 60 | (42) |
| *Thereof: Other interest income (expense), net* | – | (97) |

*Interest income (expense) of operations, net* includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. *Other interest income (expense), net* includes all other interest amounts primarily

(in millions of €, except where otherwise stated and per share amounts)

consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

*Other financial income (expense), net* mainly includes the interest component from measuring provisions amounting to €(81) and €31 in fiscal 2008 and 2007, respectively.

### 10 Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Germany | (449) | 1,556 |
| Foreign | 3,323 | 3,545 |
| | 2,874 | 5,101 |

Income tax expense (benefit) consists of the following:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| German corporation and trade taxes | 124 | 450 |
| Foreign income taxes | 1,001 | 760 |
| | 1,125 | 1,210 |
| Deferred tax: | | |
| Germany | (212) | (156) |
| Foreign | 102 | 138 |
| | (110) | (18) |
| Income tax expense | 1,015 | 1,192 |

The current income tax expense in fiscal 2008 and 2007 includes adjustments recognized for current tax of prior periods in the amount of €(58) and €(44), respectively.

Of the deferred tax benefit in fiscal 2008 and 2007, €(52) and €(72), respectively, relate to the origination and reversal of temporary differences.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% (in fiscal 2007: 25%) and thereon a solidarity surcharge of 5.5% for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As an effect of the German Corporation Tax Reform 2008, trade tax is a non deductible expense since 2008 resulting in an average trade tax rate of 15% and a combined total tax rate of 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled. As the German Corporation Tax Reform 2008 has already been enacted in 2007, deferred tax assets and liabilities have been measured with the combined total tax rate of 31% in fiscal 2007.

For foreign subsidiaries, current taxes are calculated based on the regulation of the national tax law and using the tax rates applicable in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

(in millions of €, except where otherwise stated and per share amounts)

Income tax expense differs from the amounts computed by applying statutory German income tax rates (31% for fiscal year ended September 30, 2008 and 39% for fiscal year ended September 30, 2007) as follows:

| | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Expected income tax expense | 891 | 1,989 |
| Increase (decrease) in income taxes resulting from: | | |
| Non-deductible losses and expenses | 533 | 545 |
| Goodwill | 1 | (34) |
| Tax-free income | (259) | (552) |
| Taxes for prior years | (31) | (572) |
| Change in judgment of realizability of deferred tax assets | 34 | (147) |
| Change in tax rate effect | 6 | 323 |
| Foreign tax rate differential | (86) | (310) |
| Tax effect of investments accounted for using the equity method | (79) | (40) |
| Other, net | 5 | (10) |
| Actual income tax expense | 1,015 | 1,192 |

In fiscal 2008, the tax effect of non-deductible losses and expenses were impacted by estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in the U.S.; in fiscal 2007 mainly by antitrust fines.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

| | September 30, 2008 | 2007 |
|---|---|---|
| Assets: | | |
| Financial assets | 50 | 58 |
| Other intangible assets | 40 | 48 |
| Property, plant and equipment | 455 | 431 |
| Inventories | 425 | 550 |
| Receivables | 694 | 965 |
| Pension plans and similar commitments | 1,431 | 1,422 |
| Provisions | 1,611 | 1,589 |
| Liabilities | 1,548 | 860 |
| Tax loss and credit carryforward | 2,500 | 1,936 |
| Other | 331 | 264 |
| Deferred tax assets | 9,085 | 8,122 |
| Liabilities: | | |
| Other intangible assets | 743 | 667 |
| Property, plant and equipment | 752 | 678 |
| Inventories | 1,687 | 1,606 |
| Receivables | 1,307 | 908 |
| Provisions | 983 | 872 |
| Liabilities | 875 | 888 |
| Other | 455 | 489 |
| Deferred tax liabilities | 6,802 | 6,108 |
| Total deferred tax assets, net | 2,283 | 2,014 |

(in millions of €, except where otherwise stated and per share amounts)

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.

In jurisdictions that incurred significant losses in fiscal 2008, a net deferred tax asset of €1,481 is recognized. The losses are mainly caused by one-time expenses due to the transformation programs, e.g. restructuring expense (see Note 5).

As of September 30, 2008, the Company had €8,571 of gross tax loss carryforwards. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

| | September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Deductible temporary differences | 260 | 182 |
| Tax loss carryforward | 602 | 565 |
| | 862 | 747 |

As of September 30, 2008 and 2007, respectively, €190 and €203 of the unrecognized tax loss carryforwards expire over the periods to 2024.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal year 2008, income taxes on cumulative earnings of subsidiaries of €12,110 have not been provided for, because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

| | Year ended September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Continuing operations | 1,015 | 1,192 |
| Discontinued operations | (184) | 1,001 |
| Income and expense recognized directly in equity | (120) | 326 |
| Other changes in equity* | – | (499) |
| | 711 | 2,020 |

* Tax effect of reclassification on conversion right (see Notes 23 and 27 for further information).

(in millions of €, except where otherwise stated and per share amounts)

### 11 Available-for-sale financial assets

The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

| | September 30, 2008 | | | |
|---|---|---|---|---|
| | | | Unrealized | |
| | Cost | Fair Value | Gain | Loss |
| Equity instruments | 32 | 26 | – | (6) |
| Debt instruments | 84 | 85 | 1 | – |
| Fund shares | 40 | 41 | 1 | – |
| | 156 | 152 | 2 | (6) |

| | September 30, 2007 | | | |
|---|---|---|---|---|
| | | | Unrealized | |
| | Cost | Fair Value | Gain | Loss |
| Equity instruments | 44 | 65 | 21 | – |
| Debt instruments | 94 | 94 | – | – |
| Fund shares | 34 | 34 | – | – |
| | 172 | 193 | 21 | – |

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2008 and 2007 were €49 and €419, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2008 and 2007 were €13 and €10, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2008 and 2007 were €1 and €31, respectively.

Net proceeds from the sale of debt instruments in fiscal 2008 and 2007 totaled € – and €365, respectively.

Available-for-sale financial assets classified as non-current are included in *Other financial assets* (see Note 20).

### 12 Trade and other receivables

| | September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Trade receivables from the sale of goods and services | 14,062 | 12,864 |
| Receivables from finance leases | 1,674 | 1,658 |
| Receivables from joint ventures and associates and other companies* | 49 | 98 |
| | 15,785 | 14,620 |

* Other companies, in the context of the above line item, are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

(in millions of €, except where otherwise stated and per share amounts)

The valuation allowance on the Company's current and long-term receivables (see Notes 12 and 20), which belong to the class of financial assets and liabilities measured at (amortised) cost, changed as follows:

| | Year ended September 30, 2008 | Year ended September 30, 2007 |
|---|---|---|
| Valuation allowance as of beginning of fiscal year | 895 | 956 |
| Increase in valuation allowances recorded in the income statement in the current period | 271 | 116 |
| Write-offs charged against the allowance | (154) | (130) |
| Recoveries of amounts previously written-off | 18 | 24 |
| Foreign exchange translation differences | (6) | (30) |
| Reclassification to *Assets held for disposal* | (11) | (41) |
| Valuation allowance as of fiscal year-end | 1,013 | 895 |

Receivables from finance leases are presented in the balance sheet as follows:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Receivables from finance leases, current | 1,674 | 1,658 |
| Receivables from finance leases, long-term portion | 3,486 | 3,112 |
| | 5,160 | 4,770 |

Minimum future lease payments to be received are as follows:

| | September 30, 2008 |
|---|---|
| 2009 | 2,067 |
| 2010 | 1,482 |
| 2011 | 1,093 |
| 2012 | 627 |
| 2013 | 326 |
| Thereafter | 210 |
| Minimum future lease payments to be received | 5,805 |

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Minimum future lease payments | 5,805 | 5,332 |
| Plus: Unguaranteed residual values | 190 | 190 |
| Gross investment in leases | 5,995 | 5,522 |
| Less: Unearned finance income | (735) | (662) |
| Less: Allowance for doubtful accounts | (100) | (90) |
| Net investment in leases | 5,160 | 4,770 |
| Less: Present value of unguaranteed residual value | (151) | (157) |
| Present value of minimum lease payments receivable | 5,009 | 4,613 |

(in millions of €, except where otherwise stated and per share amounts)

The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Gross investment in leases | 5,995 | 5,522 |
| Within 1 year | 2,100 | 1,969 |
| 1 to 5 years | 3,650 | 3,302 |
| Thereafter | 245 | 251 |
| Present value of minimum lease payments receivable | 5,009 | 4,613 |
| Within 1 year | 1,722 | 1,608 |
| 1 to 5 years | 3,095 | 2,814 |
| Thereafter | 192 | 191 |

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

See Note 4 for further information on *Trade and other receivables* reclassified to *Assets classified as held for disposal*.

## 13 Other current financial assets

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Derivative financial instruments | 593 | 758 |
| Loans receivable | 701 | 491 |
| Receivables from joint ventures and associates and related companies | 100 | 229 |
| Other | 1,722 | 1,454 |
| | 3,116 | 2,932 |

## 14 Inventories

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Raw materials and supplies | 2,593 | 2,201 |
| Work in process | 3,588 | 3,196 |
| Costs and earnings in excess of billings on uncompleted contracts | 7,537 | 7,099 |
| Finished goods and products held for resale | 2,835 | 2,558 |
| Advances to suppliers | 794 | 751 |
| | 17,347 | 15,805 |
| Advance payments received | (2,838) | (2,875) |
| | 14,509 | 12,930 |

*Costs and earnings in excess of billings on uncompleted contracts* relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in *Other current liabilities*.

(in millions of €, except where otherwise stated and per share amounts)

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2008 and 2007 amounted to €52,814 and €44,865, respectively. Advance payments received on construction contracts in progress were €8,902 and €6,159 as of September 30, 2008 and 2007. Revenue from construction contracts amounted to €23,694 and €20,465, respectively, for fiscal 2008 and 2007. Information concerning construction contracts does not include disposal groups.

See Note 4 for further information on *Inventories* reclassified to *Assets held for disposal*.

## 15 Other current assets

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Other tax receivables | 742 | 635 |
| Prepaid expenses | 322 | 345 |
| Other | 304 | 342 |
| | 1,368 | 1,322 |

## 16 Goodwill

Goodwill has changed as follows:

| | Year ended September 30, 2008 | Year ended September 30, 2007 |
|---|---|---|
| **Cost** | | |
| Balance at beginning of year | 13,589 | 10,818 |
| Translation differences and other | (135) | (726) |
| Acquisitions and purchase accounting adjustments | 3,737 | 5,096 |
| Adjustments from the subsequent recognition of deferred tax assets | (3) | (34) |
| Dispositions and reclassifications to assets held for disposal | (630) | (1,565) |
| Balance at year-end | 16,558 | 13,589 |
| **Accumulated impairment losses and other changes** | | |
| Balance at beginning of year | 1,088 | 1,129 |
| Translation differences and other | (16) | (92) |
| Impairment losses recognized during the period | 78 | 60 |
| Dispositions and reclassifications to assets held for disposal | (596) | (9) |
| Balance at year-end | 554 | 1,088 |
| **Net book value** | | |
| Balance at beginning of year | 12,501 | 9,689 |
| Balance at year-end | 16,004 | 12,501 |

(in millions of €, except where otherwise stated and per share amounts)

| | Net book value as of 10/1/2007 | Translation differences and other | Acquisitions and purchase accounting adjustments* | Dispositions and reclassifications to assets held for disposal | Impairments | Net book value as of 9/30/2008 |
|---|---|---|---|---|---|---|
| **Sectors** | | | | | | |
| Industry | 4,739 | (48) | 233 | (17) | – | 4,907 |
| Energy | 2,210 | (55) | 85 | – | – | 2,240 |
| Healthcare | 5,197 | 7 | 3,413 | – | – | 8,617 |
| **Cross-Sector Businesses** | | | | | | |
| Siemens IT Solutions and Services | 129 | (9) | 3 | – | – | 123 |
| Siemens Financial Services (SFS) | 126 | (15) | – | – | – | 111 |
| Other Operations | 100 | 1 | – | (17) | (78) | 6 |
| Siemens | 12,501 | (119) | 3,734 | (34) | (78) | 16,004 |

* Includes adjustments from the subsequent recognition of deferred tax assets.

| | Net book value as of 10/1/2006 | Translation differences and other | Acquisitions and purchase accounting adjustments* | Dispositions and reclassifications to assets held for disposal | Impairments | Net book value as of 9/30/2007 |
|---|---|---|---|---|---|---|
| **Sectors** | | | | | | |
| Industry | 2,869 | (169) | 2,050 | (11) | – | 4,739 |
| Energy | 2,081 | (64) | 203 | (10) | – | 2,210 |
| Healthcare | 2,793 | (396) | 2,800 | – | – | 5,197 |
| **Cross-Sector Businesses** | | | | | | |
| Siemens IT Solutions and Services | 127 | (1) | 3 | – | – | 129 |
| Siemens Financial Services (SFS) | 130 | (4) | – | – | – | 126 |
| Other Operations | 159 | 1 | – | – | (60) | 100 |
| Siemens VDO Automotive (SV) | 1,530 | (1) | 6 | (1,535) | – | – |
| Siemens | 9,689 | (634) | 5,062 | (1,556) | (60) | 12,501 |

* Includes adjustments from the subsequent recognition of deferred tax assets.

Commencing with the third quarter of fiscal 2008, the Company adjusted its reporting format to its rearranged organization. The previous twelve segments were consolidated and newly structured into six remaining reportable segments (for further information see Note 37). New cash generating units have been identified. The goodwill impairment test is primarily performed at the division level. Goodwill has been allocated based on expected synergies derived from the business combination in which the goodwill arose.

In fiscal 2008, acquisitions and purchase accounting adjustments relate primarily to Healthcare's acquisition of Dade Behring (see Note 4). The purchase accounting adjustments in the Industry Sector amounting to €103 relate to the UGS transaction (see Note 4). Impairment of goodwill of €(70) relates to the buildings and infrastructure activities of VA Technologie AG, which was presented in *Other Operations*.

In fiscal 2007, SV goodwill of €(1,518) was reclassified to *Assets classified as held for disposal* (see Note 4). Acquisitions and purchase accounting adjustments related primarily to Healthcare's acquisition of the diagnostics division of Bayer and Industry's acquisition of UGS, as well as to a Energy Sector acquisition. For further information on acquisitions, dispositions and discontinued operations see Note 4. Impairment of goodwill in fiscal 2007 includes €(52) related to a cash-generating unit made up principally of regional payphone activities, which is part of *Other Operations*.

(in millions of €, except where otherwise stated and per share amounts)

Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2. Key assumptions on which management has based its determinations of the recoverable amount for the divisions' carrying goodwill include growth rates up to 3% and 3.5% in fiscal 2008 and 2007, respectively and after-tax discount rates of 7.5% to 9% in fiscal 2008 and 7.5% to 10% in fiscal 2007. Where possible, reference to market prices is made.

The following divisions are allocated a significant amount of goodwill: a) Diagnostics within Sector Healthcare €6,131 (2007: €3,331) and b) Imaging & IT in Sector Healthcare €2,418 (2007: €1,856), as well as Industry Automation within Sector Industry €2,259 (2007: €2,169).

## 17 Other intangible assets

| | Gross carrying amount as of 10/1/07 | Translation differences | Additions through business combinations | Additions | Retirements* | Gross carrying amount as of 9/30/08 | Accumulated amortization | Net book value as of 9/30/08 | Amortization during fiscal year 2008** |
|---|---|---|---|---|---|---|---|---|---|
| Software and other internally generated intangible assets | 2,362 | (16) | 33 | 420 | (307) | 2,492 | (1,532) | 960 | (368) |
| Patents, licenses and similar rights | 5,406 | (70) | 1,260 | 102 | (174) | 6,524 | (2,071) | 4,453 | (528) |
| Other intangible assets | 7,768 | (86) | 1,293 | 522 | (481) | 9,016 | (3,603) | 5,413 | (896) |

* Includes *Other intangible assets* reclassified to *Assets classified as held for disposal* (see Note 4).
** Includes impairments of €(98).

| | Gross carrying amount as of 10/1/06 | Translation differences | Additions through business combinations | Additions | Retirements* | Gross carrying amount as of 9/30/07 | Accumulated amortization | Net book value as of 9/30/07 | Amortization during fiscal year 2007*** |
|---|---|---|---|---|---|---|---|---|---|
| Software and other internally generated intangible assets | 2,318 | (111) | 34 | 396 | (275) | 2,362 | (1,468) | 894 | (429)** |
| Patents, licenses and similar rights | 4,075 | (209) | 2,015 | 78 | (553) | 5,406 | (1,681) | 3,725 | (450) |
| Other intangible assets | 6,393 | (320) | 2,049 | 474 | (828) | 7,768 | (3,149) | 4,619 | (879) |

* Includes *Other intangible assets* reclassified to *Assets classified as held for disposal* (see Note 4).
** Includes €(106) impairment in connection with the Company's regional sales organization in Germany.
*** Includes amortization expense of €(71) reported in *Income (loss) from discontinued operations, net of income taxes.*

Amortization expense on intangible assets is included in *Cost of goods sold and services rendered, Research and development expenses* or *Marketing, selling and general administrative expenses*, depending on the use of the asset.

As of September 30, 2008 and 2007, contractual commitments for purchases of other intangible assets amount to €37 and €74.

(in millions of €, except where otherwise stated and per share amounts)

## 18 Property, plant and equipment

| | Gross carrying amount as of 10/1/07 | Translation differences | Additions through business combinations | Additions | Reclassifications | Retirements* | Gross carrying amount as of 9/30/08 | Accumulated depreciation | Net book value as of 9/30/08 | Depreciation and impairment during fiscal year 2008** |
|---|---|---|---|---|---|---|---|---|---|---|
| Land and buildings | 8,639 | (13) | 169 | 251 | 189 | (1,007) | 8,228 | (3,877) | 4,351 | (334) |
| Technical machinery and equipment | 7,885 | (40) | 165 | 519 | 294 | (571) | 8,252 | (5,668) | 2,584 | (619) |
| Furniture and office equipment | 6,740 | (60) | 88 | 791 | 126 | (1,031) | 6,654 | (5,085) | 1,569 | (818) |
| Equipment leased to others | 2,019 | (38) | 200 | 550 | 39 | (140) | 2,630 | (1,055) | 1,575 | (347) |
| Advances to suppliers and construction in progress | 894 | (4) | 27 | 937 | (648) | (26) | 1,180 | (1) | 1,179 | (1) |
| Property, plant and equipment | 26,177 | (155) | 649 | 3,048 | - | (2,775) | 26,944 | (15,686) | 11,258 | (2,119) |

* Includes *Property, plant and equipment* reclassified to *Assets classified as held for disposal* (see Note 4).
** Includes impairments of €(213).

| | Gross carrying amount as of 10/1/06 | Translation differences | Additions through business combinations | Additions | Reclassifications | Retirements* | Gross carrying amount as of 9/30/07 | Accumulated depreciation | Net book value as of 9/30/07 | Depreciation and impairment during fiscal year 2007** |
|---|---|---|---|---|---|---|---|---|---|---|
| Land and buildings | 9,800 | (148) | 239 | 341 | 177 | (1,770) | 8,639 | (4,174) | 4,465 | (292) |
| Technical machinery and equipment | 9,780 | (231) | 137 | 564 | 353 | (2,718) | 7,885 | (5,501) | 2,384 | (709) |
| Furniture and office equipment | 8,406 | (141) | 76 | 786 | 117 | (2,504) | 6,740 | (5,196) | 1,544 | (873) |
| Equipment leased to others | 1,614 | (128) | 160 | 548 | 23 | (198) | 2,019 | (751) | 1,268 | (256) |
| Advances to suppliers and construction in progress | 1,100 | (24) | 63 | 728 | (670) | (303) | 894 | – | 894 | – |
| Property, plant and equipment | 30,700 | (672) | 675 | 2,967 | - | (7,493) | 26,177 | (15,622) | 10,555 | (2,130) |

* Includes *Property, plant and equipment* reclassified to *Assets classified as held for disposal* (see Note 4).
** Includes €(313) depreciation and impairment expense reported in *Income (loss) from discontinued operations, net of income taxes.*

As of September 30, 2008 and 2007, contractual commitments for purchases of property, plant and equipment amount to €463 and €467, respectively.

### Investment property

Investment property consists of all property held to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €151 and €209 compared to a fair value of €357 and €365 as of September 30, 2008 and 2007, respectively. The fair value is primarily based on a discounted cash flow approach and in rare cases on appraisal values.

(in millions of €, except where otherwise stated and per share amounts)

## 19 Investments accounted for using the equity method

As of September 30, 2008 NSN (see Note 4), BSH Bosch und Siemens Hausgeräte GmbH (BSH), and AREVA NP S.A.S., France (Areva), which are all unlisted, were the principal investments accounted for using the equity method. Summarized financial information for NSN, BSH and Areva, not adjusted for the percentage of ownership held by Siemens is presented below. See Note 4 for additional information on EN.

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Total assets* | 27,300 | 26,457 |
| Total liabilities* | 18,642 | 17,355 |

* Balance sheet information for BSH and Areva as of June 30, for NSN as of September 30.

| | Year ended September 30, 2008 | Year ended September 30, 2007 |
|---|---|---|
| Revenue** | 27,871 | 18,631 |
| Net income (loss)** | (24) | (628) |

** Income statement information for NSN for the twelve months ended September 30, 2008 and the six months ended September 30, 2007; for BSH and Areva for the twelve months ended June 30, 2008 and 2007.

By the end of September 2008, the investment in FSC has been classified as assets held for disposal and accounting under the equity method has been ceased from that date on. Summarized financial information for FSC, not adjusted for the percentage of ownership held by Siemens is presented below:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Total assets | 3,063 | 3,352 |
| Total liabilities | 2,771 | 2,960 |

| | Year ended September 30, 2008 | Year ended September 30, 2007 |
|---|---|---|
| Revenue | 6,169 | 6,895 |
| Net income (loss) | (23) | 68 |

For further information see also Note 8.

(in millions of €, except where otherwise stated and per share amounts)

## 20 Other financial assets

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Receivables from finance leases (see Note 12) | 3,486 | 3,112 |
| Loans receivable | 1,417 | 596 |
| Available-for-sale financial assets | 551 | 742 |
| Trade receivables from sale of goods and services | 471 | 382 |
| Derivative financial instruments | 404 | 185 |
| Other | 1,456 | 544 |
| | 7,785 | 5,561 |

*Available-for-sale financial assets* include interests in other companies that are recorded at cost or at fair value if reliably measurable. *Derivative financial instruments* included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied. The increase in *Loans receivables* primarily relates to long-term secured syndicated debt transactions of SFS.

## 21 Other current financial liabilities

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Derivative financial instruments (see Notes 31 and 32) | 1,198 | 721 |
| Accrued interest expense | 191 | 147 |
| Liabilities to joint ventures and associated and other companies | 101 | 315 |
| Other | 937 | 1,370 |
| | 2,427 | 2,553 |

As of September 30, 2007, *Other* includes €201 related to the penalty imposed by German authorities in ending their investigation of past misconduct at the former segment Com.

## 22 Other current liabilities

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Billings in excess of costs and estimated earnings on uncompleted contracts and related advances | 11,390 | 8,463 |
| Other employee related costs | 3,160 | 2,261 |
| Payroll and social security taxes | 2,048 | 1,956 |
| Bonus obligations | 1,132 | 1,073 |
| Other tax liabilities | 743 | 663 |
| Deferred income | 651 | 561 |
| Other | 2,520 | 2,081 |
| | 21,644 | 17,058 |

*Other employee related costs* primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as the majority of liabilities related to the SG&A program (see Note 5).

(in millions of €, except where otherwise stated and per share amounts)

## 23 Debt

| | September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Short-term | | |
| Notes and bonds | 1,024 | 693 |
| Loans from banks | 479 | 478 |
| Other financial indebtedness | 265 | 4,418 |
| Obligations under finance leases | 51 | 48 |
| Short-term debt and current maturities of long-term debt | 1,819 | 5,637 |
| Long-term | | |
| Notes and bonds (maturing 2009–2066) | 11,942 | 8,196 |
| Loans from banks (maturing 2009–2016) | 1,856 | 871 |
| Other financial indebtedness (maturing 2009–2027) | 280 | 555 |
| Obligations under finance leases | 182 | 238 |
| Long-term debt | 14,260 | 9,860 |
| | 16,079 | 15,497 |

As of September 30, 2008, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 4.9% (2007: 5.7%), 3.5% (2007: 4.9%) and 5.7% (2007: 5.8%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

### Commercial paper

We have a U.S.$ 9.0 billion (approximately €6.3 billion) global multi-currency commercial paper program in place including U.S.$ extendable notes capabilities. As of September 30, 2008 and 2007, outstanding global commercial paper totaled €198 and €4,332. Interest rates ranged from 2.10% to 2.25% and from 4.23% to 5.31%, respectively as of September 30, 2008 and 2007 (see also *Other financial indebtedness below*). Our issues of commercial paper have a maturity of typically less than 90 days.

### Credit facilities

The credit facilities at September 30, 2008 and 2007 consisted of approximately €6.7 and €6.8 billion, respectively, in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a U.S.$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The U.S.$4 billion facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15% above LIBOR (London Interbank Offered Rate) as well as a U.S.$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 expiring in September 2012. As of September 30, 2008 and 2007, approximately €6.0 and €6.1 billion, respectively, of these lines of credit remained unused. Commitment fees for the years ended September 30, 2008 and 2007 totaled approximately €2.8 and €2.7, respectively. The facilities are for general business purposes.

(in millions of €, except where otherwise stated and per share amounts)

### Assignable loans

In the third quarter of fiscal 2008, the Company raised assignable loans. The loans, totaling €1.1 billion in nominal and carrying amount as of September 30, 2008, are for general corporate purposes and were issued in four tranches: €370 floating rate notes (European Interbank Offered Rate (EURIBOR + 0.55%) due June 12, 2013; €113.5, 5.283% notes due June 12, 2013 with a carrying amount of €114; €283.5 floating rate notes (EURIBOR + 0.70%) due June 12, 2015 and €333, 5.435% notes due June 12, 2015.

### Notes and bonds

The Company has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2008 and 2007, €4.9 billion and €1.4 billion, respectively, were issued and are outstanding. In March 2006, the Company issued U.S.$1 billion under this program, comprising U.S.$500 floating rate notes due March 2012, bearing interest of 0.15% above LIBOR and U.S.$500, 5.625% fixed rate notes due March 2016 in addition to the outstanding amount of U.S.$970 (approximately €678) of the 6.0% U.S.$-bond, which was redeemed in fiscal 2008. In fiscal 2008, Siemens updated the program and issued in total additional €4.15 billion fixed-rate notes in three tranches comprising €1.55 billion 5.250% note due December 12, 2011, €1 billion 5.375% note due June 11, 2014, and €1.6 billion 5.625% note due June 11, 2018.

In fiscal 2008, the Company issued €500 floating rate extendible notes initially maturing in June 2009. The maturity date can be extended twice by the note-holder to June 2010 and June 2011 (extension option). The notes bear 0.23% interest above EURIBOR (0.25% and 0.27% above EURIBOR, respectively, subject to the extension option).

In August 2006, the Company issued U.S.$5.0 billion notes (approximately €3.5 billion). These notes were issued in four tranches comprising: U.S.$750 Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009; U.S.$750, 5.5% Notes due February 16, 2012; U.S.$1.750 billion 5.75% Notes due October 17, 2016 and U.S.$1.750 billion 6.125% Notes due August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. For the fixed rate notes, the Company may redeem at any time all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million, both with a legal final maturity on September 14, 2066 and with a call option for Siemens after 10 years or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

(in millions of €, except where otherwise stated and per share amounts)

Details of the Company's notes and bonds are as follows:

| | September 30, 2008 Currency (notional amount) | | €* | September 30, 2007 Currency (notional amount) | | €* |
|---|---|---|---|---|---|---|
| 6% 1998/2008 U.S.$ notes | – | – | – | USD | 970 | 693 |
| U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes | USD | 750 | 524 | USD | 750 | 529 |
| 5.75% 2001/2011 EUR bonds | EUR | 2,000 | 2,031 | EUR | 2,000 | 2,041 |
| 5.5% 2006/2012 U.S.$ notes | USD | 750 | 552 | USD | 750 | 540 |
| U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes | USD | 500 | 349 | USD | 500 | 351 |
| 5.75% 2006/2016 U.S.$ notes | USD | 1,750 | 1,323 | USD | 1,750 | 1,259 |
| 5.625% 2006/2016 U.S.$ notes | USD | 500 | 374 | USD | 500 | 356 |
| 6.125% 2006/2026 U.S.$ notes | USD | 1,750 | 1,367 | USD | 1,750 | 1,251 |
| 5.25% 2006/2066 EUR bonds | EUR | 900 | 857 | EUR | 900 | 849 |
| 6.125% 2006/2066 GBP bonds | GBP | 750 | 928 | GBP | 750 | 1,020 |
| ER3M 2008/2009 (Extendible) | EUR | 500 | 500 | – | – | – |
| 5.25% 2008/2011 EUR Medium Term Note | EUR | 1,550 | 1,555 | – | – | – |
| 5.375% 2008/2014 EUR Medium Term Note | EUR | 1,000 | 999 | – | – | – |
| 5.625% 2008/2018 EUR Medium Term Note | EUR | 1,600 | 1,607 | – | – | – |
| | | | 12,966 | | | 8,889 |

* Includes adjustments for fair value hedge accounting.

As of September 30, 2008, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

| Fiscal year | |
|---|---|
| 2009 | 1,768 |
| 2010 | 169 |
| 2011 | 2,069 |
| 2012 | 2,514 |
| 2013 | 1,190 |
| Thereafter | 8,136 |
| | 15,846 |

**Convertible notes**

Since fiscal 2003, Siemens maintained approximately €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which were fully and unconditionally guaranteed by Siemens AG. The convertible notes had a 1.375% coupon and were convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which was subject to change under certain circumstances.

Due to the cash settlement option the conversion right component was considered a derivative instrument recognized at fair value, which was reported in *Other current financial liabilities* as of September 30, 2005. In the third quarter of fiscal 2006, the Company irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon exercise of the conversion right. Immediately before notification of such waiver, the derivative component was remeasured for the last time through profit or loss and reclassified to *Additional paid-in capital* (see Note 27).

(in millions of €, except where otherwise stated and per share amounts)

The conversion right was contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company's share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004.

Until August 2007, the Company repurchased a principal amount of approximately €1.9 billion of its outstanding convertible notes of the €2.5 billion 1.375% €-bond and paid approximately €3.3 billion in cash. The purchase price was allocated to the liability component and the conversion right component. The fair value of the liability component was charged against the carrying amount of the liability component with the difference being recognized in profit and loss. The amount allocated to the conversion right component was charged directly against *Additional paid-in capital* (see Note 27 for further information).

The Company had the right, at any time from June 18, 2007, to redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens' share price exceeded 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. In July 2007 these conditions were met and the Company exercised on July 16, 2007 its option to prematurely redeem at their principal amount the remaining amount of outstanding notes on August 17, 2007. Until the end of the conversion period on August 10, 2007 the remaining notes were converted almost entirely to shares by the note-holders, resulting in approximately 10 million shares issued from the conditional capital (see Note 27 for further information).

**Other financial indebtedness**

*Other financial indebtedness* includes €256, and €469, as of September 30, 2008 and 2007, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Balance Sheets and no sale and profit have been recognized. As of September 30, 2008 and 2007, *Other financial indebtedness* also includes €198 and €4,332, respectively, of outstanding global commercial paper.

**Obligations under finance leases**

As of September 30, 2008 and 2007, the finance lease liabilities are as follows:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| Due | Minimum lease payment obligation | Un-amortized interest expense | Present value of minimum lease payment obligation | Minimum lease payment obligation | Un-amortized interest expense | Present value of minimum lease payment obligation |
| Within 1 year | 63 | 12 | 51 | 64 | 16 | 48 |
| 1 to 2 years | 29 | 9 | 20 | 63 | 12 | 51 |
| 2 to 3 years | 34 | 7 | 27 | 29 | 9 | 20 |
| 3 to 4 years | 46 | 6 | 40 | 65 | 6 | 59 |
| 4 to 5 years | 22 | 5 | 17 | 14 | 6 | 8 |
| Thereafter | 93 | 15 | 78 | 120 | 20 | 100 |
| Total | 287 | 54 | 233 | 355 | 69 | 286 |
| Less: Current portion | | | (51) | | | (48) |
| | | | 182 | | | 238 |

(in millions of €, except where otherwise stated and per share amounts)

**24 Pension plans and similar commitments**

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover almost all of the Company's domestic employees and many of the Company's foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company performed a redesign of some major pension plans during the last several years towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens' pension obligations, the Company's major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

**Accounting for defined benefit plans**

**Consolidated Balance Sheets**

Defined benefit plans determine the entitlements of their beneficiaries. An employee's final benefit entitlement at regular retirement age may be higher than the fixed benefits at the balance sheet date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (DBO), which is actuarially calculated with consideration for future compensation increases.

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost and any asset ceiling, is recognized as pension liability or pension asset.

The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2008 and 2007:

| | September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Principal pension benefit plans | 2,580 | 1,289 |
| Principal other post-employment benefit plans | 639 | 766 |
| Other | 1,142 | 1,232 |
| Reclassification to liabilities held for disposal | – | (507) |
| Liabilities for pension plans and similar commitments | 4,361 | 2,780 |
| Prepaid costs for post-employment benefits | 99 | 182 |
| Actuarial (losses)/gains and effects due to asset ceiling | (1,591) | 127 |
| Income tax effect | (16) | (18) |
| Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax) | (1,607) | 109 |

(in millions of €, except where otherwise stated and per share amounts)

**Consolidated Statements of Income**

The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic benefit cost (NPBC) and consists of several separately calculated and presented components. NPBC is regularly comprised of the service cost, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Past service cost is amortized on a straight-line basis over the average vesting period of the related benefits.

In the Consolidated Statements of Income, interest cost and the income from the expected return on plan assets are reported as part of *Financial income, net*. All other regular components of NPBC are allocated among functional costs (*Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses*), according to the function of the employee groups accruing benefits.

In the Consolidated Statements of Income, NPBC expenses before income taxes for the Company's principal pension and other post-employment benefits in fiscal 2008 aggregated to €293 compared to €461 in fiscal 2007. Thereof €(16) and €112 related to discontinued operations in fiscal 2008 and 2007, respectively.

**Consolidated Statements of Income and Expense recognized in Equity**

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized in the Consolidated Statements of Income and Expense recognized in Equity in the year in which they occur. They are recorded in their entirety directly in equity.

**Consolidated Statements of Cash Flow**

The Company makes payments directly to the participants in the case of unfunded benefit plans and these payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company's regular funding and supplemental cash contributions result in net cash used in operating activities.

In the Consolidated Statements of Cash Flow, the Company's principal pension and other post-employment benefits resulted in net cash used in operating activities of €631 in fiscal 2008, compared to €906 in fiscal 2007, respectively.

**Principal pension benefits**

The principal pension benefit plans cover approximately 487,000 participants, including 193,000 active employees, 99,000 former employees with vested benefits and 195,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens' active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases.

(in millions of €, except where otherwise stated and per share amounts)

The Company's principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

- Pension obligations and funded status,
- Components of NPBC,
- Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
- Assumptions used for the calculation of the DBO and NPBC,
- Sensitivity analysis,
- Plan assets,
- Pension plan funding, and
- Pension benefit payments.

The Company had no asset ceiling in its principal pension benefit plans in fiscal 2008 and an immaterial asset ceiling in fiscal 2007.

**Pension benefits: Pension obligations and funded status**

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Fair value of plan assets | 20,194 | 12,340 | 7,854 | 24,013 | 14,753 | 9,260 |
| Total defined benefit obligation | 22,654 | 13,782 | 8,872 | 25,052 | 15,488 | 9,564 |
| *Defined benefit obligation (funded)* | 22,474 | 13,782 | 8,692 | 24,581 | 15,210 | 9,371 |
| *Defined benefit obligation (unfunded)* | 180 | – | 180 | 471 | 278 | 193 |
| Funded status* | (2,460) | (1,442) | (1,018) | (1,039) | (735) | (304) |
| *Germany* | (1,442) | | | (735) | | |
| *U.S.* | (588) | | | (202) | | |
| *U.K.* | (156) | | | (40) | | |
| *Other* | (274) | | | (62) | | |
| Unrecognized past service cost (benefits) | (70) | – | (70) | (75) | – | (75) |
| Effects due to asset ceiling | – | – | – | (14) | – | (14) |
| Net amount recognized | (2,530) | (1,442) | (1,088) | (1,128) | (735) | (393) |
| Amounts recognized in the Consolidated Balance Sheets consist of: | | | | | | |
| Pension asset | 50 | 17 | 33 | 161 | 33 | 128 |
| Pension liability | (2,580) | (1,459) | (1,121) | (1,289) | (768) | (521) |

* Funded status: The funded status shows the surplus (deficit) of the DBO relative to the plan assets as of the balance sheet date. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the balance sheet date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

The fair value of plan assets, DBO and funded status as of September 30, 2006 amounted to €23,755, €26,696 and €(2,941), respectively. As of September 30, 2005, the fair value of plan assets, DBO and funded status were €21,581, €24,972 and €(3,391).

(in millions of €, except where otherwise stated and per share amounts)

A detailed reconciliation of the changes in the DBO for fiscal 2008 and 2007 as well as additional information by country is provided in the following table:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Change in defined benefit obligations: | | | | | | |
| Defined benefit obligation at beginning of year | 25,052 | 15,488 | 9,564 | 26,696 | 16,372 | 10,324 |
| Foreign currency exchange rate changes | (340) | – | (340) | (556) | – | (556) |
| Service cost | 511 | 279 | 232 | 684 | 358 | 326 |
| Interest cost | 1,246 | 765 | 481 | 1,233 | 725 | 508 |
| Settlements and curtailments | (46) | (26) | (20) | (13) | – | (13) |
| Plan participants' contributions | 135 | 87 | 48 | 180 | 119 | 61 |
| Amendments and other | 22 | 12 | 10 | 283 | (7) | 290 |
| Actuarial (gains) losses | (1,748) | (1,612) | (136) | (1,660) | (863) | (797) |
| Acquisitions | 109 | 68 | 41 | 101 | 55 | 46 |
| Divestments | (1,026) | (408) | (618) | (670) | (453) | (217) |
| Benefits paid | (1,261) | (871) | (390) | (1,226) | (818) | (408) |
| Defined benefit obligation at end of year | 22,654 | 13,782 | 8,872 | 25,052 | 13,488 | 9,564 |
| *Germany* | 13,782 | | | 15,488 | | |
| *U.S.* | 2,933 | | | 3,250 | | |
| *U.K.* | 3,003 | | | 3,229 | | |
| *Other* | 2,936 | | | 3,085 | | |

The total defined benefit obligation at the end of the current fiscal year includes approximately €7,480 for active employees, €2,718 for former employees with vested benefits and €12,456 for retirees and surviving dependents.

In fiscal 2008 and 2007, the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. In fiscal 2008, the positive effect of a discount rate increase was partly offset by an increase in pension progression and compensation increase rate as well as by experience adjustments.

The following table shows the change in plan assets for fiscal year 2008 and 2007 and additional information by country:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Change in plan assets: | | | | | | |
| Fair value of plan assets at beginning of year | 24,013 | 14,753 | 9,260 | 23,755 | 15,023 | 8,732 |
| Foreign currency exchange rate changes | (384) | – | (384) | (508) | – | (508) |
| Expected return on plan assets | 1,471 | 929 | 542 | 1,513 | 947 | 566 |
| Actuarial gains (losses) on plan assets | (3,648) | (2,556) | (1,092) | (218) | (369) | 151 |
| Acquisitions and other | 56 | 12 | 44 | 293 | – | 293 |
| Divestments and other | (750) | (126) | (624) | (610) | (417) | (193) |
| Employer contributions (regular) | 562 | 112 | 450 | 837 | 271 | 566 |
| Plan participants' contributions | 135 | 87 | 48 | 177 | 116 | 61 |
| Benefits paid | (1,261) | (871) | (390) | (1,226) | (818) | (408) |
| Fair value of plan assets at end of year | 20,194 | 12,340 | 7,854 | 24,013 | 14,753 | 9,260 |
| *Germany* | 12,340 | | | 14,753 | | |
| *U.S.* | 2,345 | | | 3,048 | | |
| *U.K.* | 2,847 | | | 3,189 | | |
| *Other* | 2,662 | | | 3,023 | | |

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2008, the DBO and the fair value of plan assets decreased due to the disposal of SV and SEN pension liabilities and pension assets. These effects are included in the items *Divestments* and *Divestments and other* in the preceding two tables. In fiscal 2007, the DBO and the fair value of plan assets decreased due to the contribution of the carrier-related operations of Siemens to NSN.

**Pension benefits: Components of NPBC**
The components of the NPBC for the fiscal years ended September 30, 2008 and 2007 are as follows:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Service cost | 511 | 279 | 232 | 684 | 358 | 326 |
| Interest cost | 1,246 | 765 | 481 | 1,233 | 725 | 508 |
| Expected return on plan assets | (1,471) | (929) | (542) | (1,513) | (947) | (566) |
| Amortization of past service cost (benefits) | (1) | – | (1) | (5) | – | (5) |
| Loss (gain) due to settlements and curtailments | (46) | (26) | (20) | (4) | – | (4) |
| **Net periodic benefit cost** | 239 | 89 | 150 | 395 | 136 | 259 |
| *Germany* | 89 | | | 136 | | |
| *U.S.* | 132 | | | 137 | | |
| *U.K* | 15 | | | 105 | | |
| *Other* | 3 | | | 17 | | |

Net periodic benefit cost for fiscal 2008, in the table above, includes €(21) related to discontinued operations. The amount includes €(59) settlement gain as a result from the disposal of the SV and SEN pension liabilities and €38 other net periodic pension cost of SV and SEN.

**Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity**
The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2008 and 2007 were as follows:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Actuarial losses (gains) | 1,900 | 944 | 956 | (1,442) | (494) | (948) |
| Effects due to asset ceiling | – | – | – | 13 | – | 13 |
| Income tax effect | (50) | 252 | (302) | 206 | (83) | 289 |
| **Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)** | 1,850 | 1,196 | 654 | 1,223 | (577) | (646) |
| *Germany* | 1,196 | | | (577) | | |
| *U.S.* | 198 | | | (185) | | |
| *U.K.* | 263 | | | (322) | | |
| *Other* | 193 | | | (139) | | |

**Pension benefits: Assumptions for the calculation of the DBO and NPBC**
Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

(in millions of €, except where otherwise stated and per share amounts)

The weighted-average assumptions used for the actuarial valuation of the DBO as of the balance sheet date were as follows:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Discount rate | 6.2% | 6.4% | 6.0% | 5.3% | 5.1% | 5.6% |
| *Germany* | 6.4% | | | 5.1% | | |
| *U.S.* | 6.79% | | | 6.29% | | |
| *U.K.* | 6.5% | | | 6.0% | | |
| Rate of compensation increase | 2.9% | 2.25% | 3.8% | 2.7% | 2.25% | 3.5% |
| *Germany* | 2.25% | | | 2.25% | | |
| *U.S.* | 4.05% | | | 3.96% | | |
| *U.K.* | 4.5% | | | 4.0% | | |
| Rate of pension progression | 1.9% | 1.75% | 2.2% | 1.6% | 1.5% | 2.0% |
| *Germany* | 1.75% | | | 1.5% | | |
| *U.K.* | 3.6% | | | 3.1% | | |

The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPBC for fiscal 2009 are already determined. The total expected return for fiscal 2009 will be based on expected rates of return multiplied by the fair value of plan assets at the fiscal 2008 balance sheet date (see table below). The fair value and thus the expected return on plan assets are adjusted for significant events after the balance sheet date, such as a supplemental funding. Due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated.

The weighted-average assumptions used for determining the NPBC for the fiscal years ended September 30, 2009, 2008 and 2007 are shown in the following table:

| | Year ending September 30, 2009 | | | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Discount rate | 6.2% | 6.4% | 6.0% | 5.3% | 5.1% | 5.6% | 4.7% | 4.5% | 5.0% |
| *Germany* | 6.4% | | | 5.1% | | | 4.5% | | |
| *U.S.* | 6.79% | | | 6.29% | | | 5.95% | | |
| *U.K.* | 6.5% | | | 6.0% | | | 5.0% | | |
| Expected return on plan assets | 6.5% | 6.5% | 6.4% | 6.5% | 6.5% | 6.5% | 6.5% | 6.5% | 6.5% |
| *Germany* | 6.5% | | | 6.5% | | | 6.5% | | |
| *U.S.* | 6.97% | | | 6.97% | | | 6.95% | | |
| *U.K.* | 6.5% | | | 6.7% | | | 6.7% | | |
| Rate of compensation increase | 2.9% | 2.25% | 3.8% | 2.7% | 2.25% | 3.5% | 2.7% | 2.25% | 3.4% |
| *Germany* | 2.25% | | | 2.25% | | | 2.25% | | |
| *U.S.* | 4.05% | | | 3.96% | | | 3.95% | | |
| *U.K.* | 4.5% | | | 4.0% | | | 3.7% | | |
| Rate of pension progression | 1.9% | 1.75% | 2.2% | 1.6% | 1.5% | 2.0% | 1.2% | 1.0% | 1.8% |
| *Germany* | 1.75% | | | 1.5% | | | 1.0% | | |
| *U.K.* | 3.6% | | | 3.1% | | | 2.8% | | |

(in millions of €, except where otherwise stated and per share amounts)

The plan assets include domestic real estate with a fair value of €265 and €270 as of September 30, 2008 and 2007, respectively, which is occupied by the Company.

The following table shows the actual return on plan assets for fiscal 2008 and 2007:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Actual return on plan assets | (2,177) | (1,627) | (550) | 1,295 | 578 | 717 |

The actual return over the last twelve months amounted to (9.7)% or €(2,177) compared to an expected return of 6.5% or €1,471. The experience adjustment arising on plan assets was (16.2)% in fiscal 2008 (fiscal 2007: (0.9)%). For the domestic pension plans, €(1,627) or (11.7)% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €929 that was included in the NPBC. For the foreign pension plans, €(550) or (6.5)% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €542 that was included in the NPBC.

**Pension benefits: Pension plan funding**

Contributions made by the Company to its principal pension benefit plans in fiscal 2008 and 2007, as well as those planned in fiscal 2009 are as follows:

| | (Unaudited) Year ending September 30, 2009 (expected) | | | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Regular funding | 391 | 194 | 197 | 562 | 112 | 450 | 837 | 271 | 566 |
| Supplemental cash Contributions | - | - | - | - | - | - | - | - | - |
| Total | 391 | 194 | 197 | 562 | 112 | 450 | 837 | 271 | 566 |

Regular funding is generally based on the level of service cost incurred. For the BSAV funding is based on the contributions to the beneficiaries' account. Future funding decisions for the Company's pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

**Pension benefits: Pension benefit payments**

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2008 and 2007, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

| | Total | Domestic | Foreign |
|---|---|---|---|
| Pension benefits paid | | | |
| 2007 | 1,226 | 818 | 408 |
| 2008 | 1,261 | 871 | 390 |
| Expected pension payments | | | |
| 2009 | 1,260 | 877 | 383 |
| 2010 | 1,284 | 895 | 389 |
| 2011 | 1,317 | 914 | 403 |
| 2012 | 1,330 | 940 | 390 |
| 2013 | 1,331 | 937 | 394 |
| 2014 – 2018 | 7,040 | 4,895 | 2,145 |

(in millions of €, except where otherwise stated and per share amounts)

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. For fiscal 2009 and fiscal 2008 the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions, not shown in the tables above, such as employee turnover, mortality, disability, etc., had only minor effects on the overall DBO as of September 30, 2008.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.4% in fiscal 2008, did not impact the DBO in fiscal 2007 and fiscal 2006 and increased the DBO by 0.8% in fiscal 2005.

**Pension benefits: Sensitivity analysis**

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2009, and a change in the fair value of plan assets of €500, as of September 30, 2008, respectively, would result in the following increase (decrease) of the fiscal 2009 NPBC:

| | Effect on NPBC 2009 due to a | |
|---|---|---|
| | one-percentage-point/€500 increase | one-percentage-point/€500 decrease |
| Discount rate | 8 | (8) |
| Expected return on plan assets | (187) | 187 |
| Rate of compensation increase | 21 | (20) |
| Rate of pension progression | 130 | (111) |
| Fair value of plan assets | (32) | 32 |

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

**Pension benefits: Plan assets**

The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2008 and 2007 as well as the target asset allocation for fiscal year 2009, are as follows:

| | Target asset allocation | Asset allocation | | | | | |
|---|---|---|---|---|---|---|---|
| | September | September 30, 2008 | | | September 30, 2007 | | |
| Asset class | 30, 2009 | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Equity | 20 – 50% | 29% | 29% | 29% | 33% | 29% | 39% |
| Fixed income | 40 – 70% | 61% | 62% | 61% | 54% | 61% | 42% |
| Real estate | 5 – 15% | 9% | 8% | 10% | 8% | 7% | 11% |
| Cash and other assets | 5 – 15% | 1% | 1% | 0% | 5% | 3% | 8% |
| | | 100% | 100% | 100% | 100% | 100% | 100% |

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

(in millions of €, except where otherwise stated and per share amounts)

As pension benefit payments for Siemens' principal funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

**Principal other post-employment benefits**
In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company's principal other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

- Obligations and funded status,
- Plan assets,
- Components of NPBC,
- Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
- Assumptions used in the calculation of the DBO and the NPBC,
- Sensitivity analysis, and
- Benefit payments.

In fiscal 2008 and 2007, the Company had no asset ceiling in its principal other post-employment benefit plans.

**Other post-employment benefits: Obligations and funded status**
The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Fair value of plan assets | 3 | – | 3 | 3 | – | 3 |
| Total defined benefit obligation | 650 | 288 | 362 | 779 | 321 | 458 |
| *Defined benefit obligation (funded)* | 247 | – | 247 | 287 | – | 287 |
| *Defined benefit obligation (unfunded)* | 403 | 288 | 115 | 492 | 321 | 171 |
| Funded status | (647) | (288) | (359) | (776) | (321) | (455) |
| Unrecognized past service cost (benefits) | 8 | – | 8 | 10 | – | 10 |
| Net amount recognized | (639) | (288) | (351) | (766) | (321) | (445) |

(in millions of €, except where otherwise stated and per share amounts)

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2008 and 2007:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Change in benefit obligations: | | | | | | |
| Defined benefit obligation at beginning of year | 779 | 321 | 458 | 845 | 429 | 416 |
| Foreign currency exchange rate changes | (7) | – | (7) | (42) | – | (42) |
| Service cost | 18 | 10 | 8 | 24 | 12 | 12 |
| Interest cost | 38 | 16 | 22 | 42 | 16 | 26 |
| Settlements and curtailments | (3) | (7) | 4 | – | – | – |
| Plan amendments and other | – | – | – | 69 | – | 69 |
| Actuarial (gains) losses | (27) | (14) | (13) | (33) | (36) | 3 |
| Acquisitions | – | – | – | 12 | – | 12 |
| Divestments | (79) | (1) | (78) | (69) | (68) | (1) |
| Benefits paid | (69) | (37) | (32) | (69) | (32) | (37) |
| Defined benefit obligation at end of year | 650 | 288 | 362 | 779 | 321 | 458 |

**Other post-employment benefits: Plan assets**
The following table shows the change in plan assets for fiscal 2008 and 2007:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Change in plan assets: | | | | | | |
| Fair value of plan assets at beginning of year | 3 | – | 3 | 3 | – | 3 |
| Employer contributions | 32 | – | 32 | 37 | – | 37 |
| Benefits paid | (32) | – | (32) | (37) | – | (37) |
| Fair value of plan assets at year end | 3 | – | 3 | 3 | – | 3 |

**Other post-employment benefits: Components of NPBC**
The components of the NPBC for other post-employment benefits for the years ended September 30, 2008 and 2007 are as follows:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Service cost | 18 | 10 | 8 | 24 | 12 | 12 |
| Interest cost | 38 | 16 | 22 | 42 | 16 | 26 |
| Amortization of unrecognized past service cost (benefits) | 1 | – | 1 | – | – | – |
| Loss (gain) due to settlements and curtailments | (3) | (7) | 4 | – | – | – |
| Net periodic benefit cost | 54 | 19 | 35 | 66 | 28 | 38 |

Net periodic benefit cost for fiscal 2008 in the table above includes €5 related to discontinued operations. The amount includes €3 settlement loss as a result from the disposal of the SV and SEN pension liabilities and €2 other net periodic pension cost of SV and SEN.

(in millions of €, except where otherwise stated and per share amounts)

**Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity**
The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2008 and 2007 were as follows:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Total | Domestic | Foreign | Total | Domestic | Foreign |
| Actuarial losses (gains) | (27) | (14) | (13) | (33) | (36) | 3 |
| Income tax effect | 9 | 4 | 5 | 10 | 11 | (1) |
| Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax) | (18) | (10) | (8) | (23) | (25) | 2 |
| *Germany* | *(10)* | | | *(25)* | | |
| *U.S.* | *(5)* | | | *3* | | |
| *Canada* | *(3)* | | | *(1)* | | |

**Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC**
Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

| | Year ended September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Discount rate | 6.70% | 6.16% |
| U.S.: | | |
| Medical trend rates (initial/ultimate/year): | | |
| Medicare ineligible pre-65 | 9%/5%/2017 | 9%/5%/2011 |
| Medicare eligible post-65 | 9%/5%/2017 | 9%/5%/2011 |
| Fixed dollar benefit | – | 4.5% |
| Dental trend rates (initial/ultimate/year) | 6%/5%/2021 | 6%/5%/2021 |
| Canada: | | |
| Medical trend rates | 5.00% | 4.68% |
| Drug trend rates | 7%/5%/2010 | 4.18% |
| Dental trend rates | 4.00% | 4.18% |

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.9%, 0.3%, 1.5% and 14.2% in fiscal 2008, 2007, 2006 and 2005, respectively.

**Other post-employment benefits: Sensitivity analysis**
The healthcare assumptions may be significantly influenced by the expected progression in healthcare expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2008:

(in millions of €, except where otherwise stated and per share amounts)

| | September 30, 2008 One-percentage-point | |
|---|---|---|
| | increase | decrease |
| Effect on defined benefit obligation | 29 | (26) |
| Effect on total of service and interest cost components | 2 | (2) |

**Other post-employment benefits: Benefit payments**
The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2008 and 2007, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

| | Total | Domestic | Foreign |
|---|---|---|---|
| Payments for other post-employment benefits | | | |
| 2007 | 69 | 32 | 37 |
| 2008 | 69 | 37 | 32 |
| Expected payments for other post-employment benefits | | | |
| 2009 | 46 | 21 | 25 |
| 2010 | 66 | 40 | 26 |
| 2011 | 54 | 27 | 27 |
| 2012 | 58 | 31 | 27 |
| 2013 | 53 | 25 | 28 |
| 2014 – 2018 | 334 | 190 | 144 |

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

**Defined Contribution Plans and State Plans (continuing operations)**
The amount recognized as an expense for defined contribution plans amounted to €314 in fiscal 2008 and €269 in fiscal 2007. Contributions to state plans amounted to €1,841 in fiscal 2008 and €1,647 in fiscal 2007, respectively.

## 25 Provisions

| | Warranties | Order related losses and risks | Asset retirement obligations | Other | Total |
|---|---|---|---|---|---|
| Balance as of beginning of fiscal year | 2,440 | 1,296 | 635 | 1,313 | 5,684 |
| Additions | 1,329 | 1,320 | 18 | 1,792 | 4,459 |
| Usage | (651) | (555) | (23) | (352) | (1,581) |
| Reversals | (350) | (280) | (3) | (222) | (855) |
| Translation differences | (8) | (31) | (1) | (2) | (42) |
| Accretion expense and effect of changes in discount rates | 3 | 6 | 53 | 7 | 69 |
| Other changes | (19) | (51) | 3 | 31 | (36) |
| Balance as of fiscal year-end | 2,744 | 1,705 | 682 | 2,567 | 7,698 |
| *Thereof non-current* | *805* | *556* | *647* | *525* | *2,533* |

Except for asset retirement obligations (see discussion below), the majority of the Company's provisions are generally expected to result in cash outflows during the next 1 to 15 years.

*Warranties* mainly relate to products sold. See Note 2 for further information concerning our policy for estimating warranty provisions. Additions to provisions existing at the beginning of the period amounted to €374 in fiscal 2008.

*Order related losses and risks* are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

*Other* includes approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S.

**Asset retirement obligations**
The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €648, and €597, respectively, as of September 30, 2008 and 2007 (the non-current portion thereof being €617 and €575, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €34, and €38, respectively as of September 30, 2008 and 2007 (the non-current portion thereof being €30 and €27, respectively).

Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2012; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location for all kinds of radioactive waste is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2008 and 2007, the provision totals €648 and €597, respectively, and is recorded net of a present value discount of €1,323, and €1,353, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €33, €23, €16, €6, €1, and €1,892 (which includes €1,839 for the estimated costs associated with final storage in 2033).



The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2008 the Company recognized €32 in accretion expense in *Financial income (expense), net*. Changes in discount rates increased the carrying amount of provisions by €21 as of September 30, 2008.

## 26 Other liabilities

| | September 30, 2008 | 2007 |
|---|---|---|
| Liabilities for employee related costs | 1,033 | 926 |
| Deferred income | 203 | 187 |
| Other | 1,140 | 1,187 |
| | 2,376 | 2,300 |

## 27 Equity

**Common stock**
Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2008 and 2007:

| | Common stock (authorized and issued) | | Authorized capital (not issued) | | Conditional capital (not issued) | |
|---|---|---|---|---|---|---|
| | in thousands of € | in thousand shares | in thousands of € | in thousand shares | in thousands of € | in thousand shares |
| As of September 30, 2006 | 2,673,262 | 891,087 | 675,000 | 225,000 | 925,481 | 308,494 |
| Conversion 1.375% 2003/2010 EUR convertible notes (see *Note 23*) | 31,038 | 10,346 | – | – | (31,038) | (10,346) |
| Stock options (see *Note 34*) | 34,440 | 11,480 | – | – | (34,440) | (11,480) |
| Employee share purchase program (see *Note 34*) | 3,870 | 1,290 | (3,870) | (1,290) | – | – |
| As of September 30, 2007 | 2,742,610 | 914,203 | 671,130 | 223,710 | 860,002* | 286,667* |
| Share-based payments (see *Note 34*) | – | – | – | – | – | – |
| As of September 30, 2008 | 2,742,610 | 914,203 | 671,130 | 223,710 | 860,002* | 286,667* |

* Due to rounding, amounts presented may not add up precisely.

**Authorized capital (not issued)**
The Company's shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

(in millions of €, except where otherwise stated and per share amounts)

a) Authorized Capital 2006 by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on January 26, 2006 and expires on January 25, 2011. As of September 30, 2008, €71 representing 23.71 million shares are still available for issuance.
b) Authorized Capital 2004 by up to €600 through issuing up to 200 million new shares for contributions in cash and/or kind. The authorization was granted on January 22, 2004 and expires on January 21, 2009.

Regarding Authorized Capital 2004, with the approval of the Supervisory Board, the Managing Board can exclude shareholders' pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

In accordance with Authorized Capital 2006 and Authorized Capital 2004, new shares can be issued solely to employees of Siemens AG and its subsidiaries (provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes). Pre-emptive rights of existing shareholders are excluded.

**Conditional capital (not issued)**
Conditional capital is provided for the purpose of a) issuing convertible bonds, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG shareholders.

a) Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €702 and €702 representing 234,162 thousand and 234,162 thousand shares of Siemens AG as of September 30, 2008 and 2007, respectively. The Company's shareholders authorized the Managing Board in fiscal 2004, to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants. The authorization will expire on January 21, 2009.
b) Conditional capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157, representing 52,317 thousand shares of Siemens AG as of September 30, 2008 and 2007. Of the €157 Conditional capital, €147, representing 49,000 thousand shares are reserved to solely service the 2001 Siemens Stock Option Plan and €10, representing 3,317 thousand shares services both the 2001 and 1999 Siemens Stock Option Plans.
c) Conditional capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6, representing 189 thousand shares as of September 30, 2008 and 2007. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

**Treasury stock**
The Company is authorized by its shareholders to acquire up to 10% of Siemens' capital stock as of the date of the Annual Shareholders' resolution. A resolution was passed on January 25, 2007 (2007 resolution), with effect from March 1, 2007 and granted until July 24, 2008, permitting the repurchase of 89,163,572 Siemens shares. The 2007 resolution was superseded by another resolution on January 24, 2008 (2008 resolution), which became effective on March 1, 2008 and which has been granted until July 23, 2009, permitting the repurchase of 91,420,342 Siemens shares. Treasury stock may be sold via a stock exchange or through a public sales offer made to all shareholders; or a) retired with the approval of the Supervisory Board, b) used to meet obligations under the Siemens Stock Option Plans (1999 and 2001 plans via the 2007 resolution and 2001 plans via the 2008 resolution), c) offered for purchase to individuals currently or formerly employed by the Company or they may be granted and transferred to such individuals with a holding period of at least two years; or d) used to service conversion or option rights granted by the Company. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years. The 2008

(in millions of €, except where otherwise stated and per share amounts)

resolution additionally permits, upon approval of the Supervisory Board, e) the transfer to third parties as contributions in kind particularly in connection with business combinations and the acquisition of companies or interests therein and f) the sale to third parties for cash if the price is not significantly lower than the market price on the trading day as defined in detail.

In November 2007, the Company announced a share buy back program. Under the program, the Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs.

In fiscal 2008, the Company repurchased a total of 56,201,421 shares at an average price of €77.41 per share. In fiscal 2008, a total of 3,556,139 shares of treasury stock were issued. Thereof, 2,829,239 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 720,292 shares were issued to employees under the employee share purchase program with compensation character (see Note 34 for additional information). As of September 30, 2008, 52,645,665 shares remained in treasury with a carrying amount of €4,002.

In fiscal 2007, the Company repurchased a total of 1,306,476 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. In fiscal 2007, a total of 1,306,508 shares of Treasury Stock were issued. Thereof, 1,294,159 shares were issued to employees under the employee share purchase program with compensation character (see Note 34 for additional information) and 12,349 shares of Treasury Stock were transferred primarily as settlement to former SNI AG stockholders. As of September 30, 2007, 383 shares of stock remained in treasury with a carrying amount of €29 thousand.

**Additional paid-in capital**
In fiscal 2007, additional paid-in capital decreased by €1,168, net of applicable deferred income taxes, as a result of the repurchase of approximately €1.9 billion of the Company's outstanding convertible notes (see Note 23).

**Other components of equity**
The changes in the other components of equity are as follows:

| | Year ended September 30, 2008 | | | Year ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Pretax | Tax effect | Net | Pretax | Tax effect | Net |
| *Unrealized holding gains (losses) on available-for-sale financial assets* | (158) | 10 | (148) | 29 | - | 29 |
| *Reclassification adjustments for (gains) losses included in net income* | 24 | 2 | 26 | 1 | - | 1 |
| Net unrealized gains (losses) on available-for-sale financial assets | (134) | 12 | (122) | 30 | - | 30 |
| *Unrealized gains (losses) on derivative financial instruments* | (548) | 165 | (383) | 48 | (9) | 39 |
| *Reclassification adjustments for (gains) losses included in net income* | 212 | (66) | 146 | 89 | (28) | 61 |
| Net unrealized gains (losses) on derivative financial instruments | (336) | 99 | (237) | 137 | (37) | 100 |
| Foreign-currency translation differences | (314) | - | (314) | (566) | - | (566) |
| | (784) | 111 | (673) | (399) | (37) | (436) |

(in millions of €, except where otherwise stated and per share amounts)

**Miscellaneous**
Under the German Stock Corporation Act (*Aktiengesetz*), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (*Handelsgesetzbuch*). During the fiscal year ended September 30, 2008, Siemens AG management distributed an ordinary dividend of €1,462 (€1.60 per share) of the fiscal 2007 earnings to its shareholders. During the year ended September 30, 2007, Siemens AG management distributed €1,292 (€1.45 per share) of the fiscal 2006 earnings to its shareholders.

The Managing Board proposed a dividend of €1.60 per share of the fiscal 2008 Siemens AG earnings, in total representing approximately €1,378 in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 27, 2009.

## 28 Additional capital disclosures
As of September 30, 2008 and 2007, the capital structure of the Company was as follows:

| | September 30, | | |
|---|---|---|---|
| | 2008 | 2007 | % Change |
| Total equity attributable to shareholders of Siemens AG | 26,774 | 28,996 | (8)% |
| As a % of total capital (see below) | 62% | 65% | |
| Short-term debt | 1,819 | 5,637 | |
| Long-term debt | 14,260 | 9,860 | |
| Total debt | 16,079 | 15,497 | 4% |
| As a % of total capital | 38% | 35% | |
| Total capital (total equity and total debt) | 42,853 | 44,493 | (4)% |

In fiscal 2008, total equity decreased by 8% compared to fiscal 2007 primarily due to the purchase of treasury stock under our share buy back program, dividend payments to our shareholders offset by an increase in retained earnings. For further information on the share buy back program see Note 27. In fiscal 2008, Siemens repurchased a total of 56,201,421 shares at an average price of €77.41 per share. Total debt increased by 4% in fiscal 2008 due to the issuance of long-term debt, which was partly used to refinance short-term debt (see Note 23). This resulted in a decrease in equity as a percentage of total capital to 62% in fiscal 2008 compared to 65% in fiscal 2007. Debt as a percentage of total capital increased to 38% from 35% in the prior year.

Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans. In fiscal 2008, commitments for share-based payments were fulfilled through repurchases of the Company's shares, which is planned to be continued. In fiscal 2007, commitments for share-based payment plans have been satisfied through capital increases.

As part of our "Fit42010" program, we decided to optimize our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set a capital structure goal that is measured by Adjusted industrial net debt divided by Earnings before interest taxes depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as earnings before income taxes (EBIT) (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

(in millions of €, except where otherwise stated and per share amounts)

The target range for our capital structure ratio is 0.8 – 1.0, to be achieved by 2010. As a step toward achieving this target range, we have announced a program to repurchase up to €10 billion in Siemens shares until 2010.

| | September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Short-term debt | 1,819 | 5,637 |
| Plus: Long-term debt | 14,260 | 9,860 |
| Less: Cash and cash equivalents | (6,893) | (4,005) |
| Less: Current available for sale financial assets | (152) | (193) |
| Net debt | 9,034 | 11,299 |
| Less: SFS Debt excluding internally purchased receivables | (9,359) | (6,675) |
| Plus: Funded status pension plan | 2,460 | 1,039 |
| Plus: OBO Other post-employment benefits | 650 | 779 |
| Plus: Credit guarantees | 480 | 386 |
| Less: approx. 50% nominal amount hybrid bond | (901) | (1,000) |
| Adjusted industrial net debt | 2,344 | 5,828 |

A key factor in maintaining a strong financial profile is Siemens' credit rating which is affected among other factors by the capital structure, the profitability, the ability to generate cash flow, geographic and product diversification as well as our competitive market position. Siemens' current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

| | Moody's Investors Service | Standard & Poor's |
|---|---|---|
| Long-term debt | A1 | AA– |
| Short-term debt | P-1 | A-1+ |

On November 9, 2007, Moody's Investors Service graded Siemens' long-term corporate credit rating from Aa3 to A1 and set its outlook from "negative" to "stable". The rating action followed our announcements of a share-buyback program (as mentioned above) and a capital structure target. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for Siemens' short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service published a credit opinion. The most recent credit opinion for Siemens as of June 12, 2008 classified the liquidity profile of the Company as "very healthy".

(In millions of €, except where otherwise stated and per share amounts)

Standard & Poor's rates Siemens' long-term corporate credit AA–. On June 15, 2007, Standard & Poor's resolved the "CreditWatch negative", dated April 26, 2007 and kept a "negative" outlook. Within Standard & Poor's long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier "–" indicates that Siemens' long-term debt ranks in the lower end of the AA category. The Standard & Poor's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Siemens' short-term debt and commercial paper is rated A-1+ within Standard & Poor's short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

## 29 Commitments and contingencies

**Guarantees and other commitments**

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

| | September 30, 2008 | 2007 |
|---|---|---|
| Guarantees | | |
| Credit guarantees | 480 | 386 |
| Guarantees of third-party performance | 1,726 | 1,995 |
| Herkules obligations | 3,890 | 4,200 |
| Other | 3,435 | 1,882 |
| | 9,531 | 8,463 |

*Credit guarantees* cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2008 and 2007, the Company has accrued €23 and €13, respectively, relating to credit guarantees.

Furthermore, Siemens issues *Guarantees of third-party performance*, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. No significant liability has been recognized in connection with these guarantees.

(In millions of €, except where otherwise stated and per share amounts)

The Federal Republic of Germany has commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. Siemens IT Solution and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item "*HERKULES obligations*" in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.89 billion as of September 30, 2008 and will be reduced by approximately €400 per year over the remaining 9-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

*Other* include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, as well as to SV and EN, disposed of in fiscal 2008 (see Note 4). As of September 30, 2008 and 2007, the total amount accrued for guarantees in *Other* is €397 and €102, respectively.

As of September 30, 2008, future payment obligations under non-cancellable operating leases are as follows:

| | |
|---|---|
| 2009 | 631 |
| 2010 | 484 |
| 2011 | 361 |
| 2012 | 286 |
| 2013 | 262 |
| Thereafter | 691 |

Total operating rental expense for the years ended September 30, 2008 and 2007 was €954 and €875, respectively.

As of September 30, 2008 and 2007, the Company has commitments to make capital contributions of €56 and €103, respectively, to other non-consolidated companies.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

(in millions of €, except where otherwise stated and per share amounts)

## 30 Legal Proceedings

### Public corruption proceedings

Governmental and related proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens' business units.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 on Siemens. According to the court's decision, a former manager of the former Communications (Com) Group, acting in concert with others, committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company. In determining the fine, the court based its decision on unlawfully obtained economic benefits in the amount of at least €200 which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 was added. The decision of the Munich district court and the settlement (tatsächliche Verständigung) entered into the same day with the German tax authorities, and which was reflected in the fiscal 2007 consolidated financial statements, concluded the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. The investigation of the Munich public prosecutor extends beyond the former Communications (Com) group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens' former Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the former Power Generation (PG) group, the former Medical Solutions (Med) group, the former Transportation Systems (TS) group and Siemens' IT Solutions and Services group.

The Munich prosecutor also announced an investigation against the former Chairman of the Supervisory Board, the former CEO and other former members of the Supervisory Board and of the Managing Board of Siemens AG. The investigation is based on Section 130 of the German Law on Administrative Offences regarding violations of the duty to take appropriate supervisory measures required to prevent breaches of criminal and administrative law.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of our current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including Argentina, Austria, Bangladesh, China, Germany, Greece, Hungary, Indonesia, Israel, Italy, Malaysia, Nigeria, Norway, Poland, Russia, Switzerland, Vietnam and the U.S., among others. Specific examples include the following:

- As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece into allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

(in millions of €, except where otherwise stated and per share amounts)

- As previously reported, Milan, Italy and Darmstadt, Germany prosecutors investigated allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the "patteggiamento" (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the "patteggiamento". In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 of profits. In August 2008, the German Federal Supreme Court (Bundesgerichtshof) reversed the convictions of the former employees on counts of commercial bribery and aiding and abetting commercial bribery. As a consequence, the Federal Supreme Court also reversed the disgorgement order of €38 of profits by Siemens AG. Accordingly, Siemens released a corresponding provision of €38 during the fourth quarter of fiscal 2008.
- The public prosecutor in Milan, Italy is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.
- The public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.
- The Norwegian government is investigating payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense, and allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.
- The public prosecutor in Athens, Greece concluded his preliminary investigation relating to allegations of active and passive bribery of public officials, money laundering and aiding and abetting the foregoing, in connection with, among others, a telecom contract relating to the 2004 Olympic Games awarded by the Greek government to Siemens and purchases of telecom equipment by the Hellenic Telecommunications Organization SA (OTE) in the late 1990s. In July 2008, the prosecutor named several suspects, including several former Siemens employees, and transferred the case to an Investigative Magistrate's Court in Athens, which can issue criminal charges against specific individuals. Separately, preliminary investigations continue into allegations of bribery by Siemens of the Greek national railways and of the Greek Ministry of Defense and the Military. The Greek Ministry of Finance has also announced tax probes into the local operations of Siemens.
- Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.
- The Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.
- Authorities in Russia are conducting an investigation into alleged embezzlement of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.
- In October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

(in millions of €, except where otherwise stated and per share amounts)

- There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily the former group Med, but also the former group Automation & Drives and Siemens IT Solutions and Services. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi'an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.
- The Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the awarding to Siemens in 1998 of the contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers. A search was executed at the premises of Siemens Argentina and Siemens IT Services SA in Buenos Aires in August 2008. The Argentinean investigative judge also requested judicial assistance from the Munich prosecutor and the federal court in New York.
- In June 2008, the court of first instance in Kalimantan Province, Indonesia, found the head of the former Med group of Siemens PT Indonesia not guilty of the allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. The decision has been appealed by the prosecutor.

As previously reported, the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission's (SEC) enforcement division are conducting investigations of possible criminal and civil violations, respectively, by Siemens of the U.S. Foreign Corrupt Practices Act (FCPA), some of which relate to the matters described above. The Company is cooperating with these investigations.

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation. Siemens was also contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

In May 2008, Siemens received a decision issued by the Controller of the United Nations upon the recommendation of the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD). According to the decision, which is based on the Fifth and Final Report (IIC Report) of the Independent Inquiry Committee into the United Nations Oil for Food Program, Siemens Medical Solutions was to be suspended for a minimum period of six months, effective as of May 23, 2008, from the UNPD Vendor Roster. Siemens appealed the decision. The review of the decision is pending.

In November 2008, Siemens AG announced that it would accrue a provision in the amount of approximately €1 billion in fiscal year 2008 in connection with ongoing discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations.

(in millions of €, except where otherwise stated and per share amounts)

Civil litigation

In February 2007, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of Siemens AG's Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

In July 2008, OTE filed a lawsuit against Siemens AG in the district court of Munich, Germany seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded with OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court.

The Company has become aware of media reports that in June 2008 the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.Ş. Turkey and OSRAM Middle East FZE, Dubai are reported to be among the 93 named defendants. None of the Siemens affiliates have been served to date.

The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. As previously reported and as described above, the Munich district court imposed a fine in October 2007 and the Company recorded a provision in fiscal 2008 in connection with the investigations. However, no additional charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. The Company expects that additional expenses and provisions will need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company's course of business or changes to its compliance programs beyond those already taken may be required, including any changes that may be mandated in connection with a resolution of the ongoing investigations.

Siemens' response

The Company engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche.

(in millions of €, except where otherwise stated and per share amounts)

In July 2008, the Supervisory Board of Siemens AG resolved to claim damages from former members of the former Corporate Executive Committee of the Managing Board of Siemens AG. The claims are based on breaches of their organizational and supervisory duties in view of the accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions and the resulting financial burdens to the Company. Claims are being asserted against ten former executives, including two former Chief Executive Officers of Siemens and a former Chief Financial Officer. Claims for damages are also being brought against one of the aforementioned ten former executives and one additional former member of the Managing Board in connection with payments made to the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The former executives have been invited to respond to the claims before legal action for damages is taken. In addition, in September 2008, two former chairmen of the Supervisory Board, one of whom is also a former CEO and referred to above, have been invited to respond to allegations that they had breached their supervisory duties, before the Company considers further steps and the possible enforcement of damage claims against them.

As previously reported, during fiscal year 2007, the Company conducted an analysis of the impact on the Company's financial statements of issues raised by allegations of violations of anti-corruption legislation. Please refer to Notes to the Consolidated Financial Statements for fiscal year ended September 30, 2007. During fiscal year 2008, Debevoise has identified and reported to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company has analyzed whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007 and identified no additional income tax impact from such payments. The Company is also analyzing certain inter-company transactions identified by Debevoise and does not expect a significant impact on its consolidated financial statements from these transactions.

As previously reported, the Company also investigates evidence of additional bank accounts at various locations. The Company is investigating the amount of the funds, as well as whether such funds can be recorded on the Company's balance sheet. Certain funds have been frozen by authorities. Approximately €11 was recorded in the Company's consolidated balance sheet for fiscal 2007, mostly relating to funds paid back by a former officer in January 2007 and funds received from a trust account in October and November 2007. In October 2008, the Company recovered additional funds in immaterial amounts from certain such accounts.

The Company has implemented a number of remediation measures to improve the compliance procedures and internal controls and is committed to continuing to diligently and vigorously review its anti-corruption controls and processes.

Antitrust proceedings

The Company is the subject of antitrust investigations and proceedings in a number of jurisdictions around the world. Specific examples are described below.

A Mexican governmental control authority barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court in April 2006. A final decision on the appeal has not yet been announced.

(in millions of €, except where otherwise stated and per share amounts)

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible antitrust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation. In February 2008, the FTC announced its findings. Siemens was found not guilty of participating in antitrust violations, and was therefore not fined or otherwise punished.

In February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

In February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. The European Commission and the German Antitrust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same possible antitrust violations. On October 25, 2007, upon the Company's appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. We have appealed this decision. In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 on Siemens and VA Tech. The Company has filed an appeal against this decision. In June 2008, a court of first instance in the Czech Republic reversed the decision by the national competition authority and ordered the authority to repay to Siemens the €11.7 fine imposed by the authority. The authority has the right to appeal the decision.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible antitrust violations in the market for the maintenance of diagnostic medical equipment. In May 2008, the Authority issued a final decision finding that Siemens Poland had not violated antitrust regulations.

(in millions of €, except where otherwise stated and per share amounts)

In June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine of approximately €6 on Siemens A.Ş. Turkey based on alleged antitrust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one- to two-year period.

In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. The court has not yet ruled on the motion for approval of the class action.

**Other proceedings**

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company's works councils. In July 2008, the Nürnberg-Fürth prosecutor brought charges against a former member of the Managing Board on several counts of criminal breach of fiduciary duty and tax evasion. In September 2008, the trial against this former member started before the Regional Court of Nürnberg-Fürth. Furthermore, the Nürnberg-Fürth prosecutor has initiated an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.

As previously reported, Siemens requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens' claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. An unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with ICSID an application for

(in millions of €, except where otherwise stated and per share amounts)

the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina's application. On June 6, 2008, Argentina filed with ICSID an application for revision and request for stay of enforcement of the award alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relies on information reported in the media alleging bribery by Siemens, which it argues makes the BIT inapplicable. The application for revision was registered by ICSID on June 9, 2008 and forwarded to the original members of the ICSID arbitration tribunal. The application for revision may result in a stay with respect to Argentina's application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina submit its memorial supporting the application for revision by February 13, 2009. The tribunal postponed its decision regarding leave to submit a counterclaim until the request has been formulated and substantiated. No deadline was set.

Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company's request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda's failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company has requested that the arbitral tribunal dismiss the counterclaim.

Siemens AG is member of a supplier consortium consisting of Siemens AG and a further consortium consisting of Areva NP SAS and its 100 % affiliate Areva NP GmbH. The Company holds a 34% share in Areva NP SAS. The supplier consortium was contracted by Teollisuuden Voima Oyj (TVO) for the nuclear power plant project "Olkiluoto 3" in Finland. The Company's participation in the project is approximately 27%. The project is expected to be delayed by a minimum of 30 months for reasons disputed by TVO and the supplier consortium. TVO and the supplier consortium are attempting to resolve their dispute amicably. However, if they are unsuccessful, the commencement of arbitration proceedings is likely.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM 150 million (approximately €77) plus interest. Mr. Mahvi's claim is based on a contract concluded in 1974 between a then subsidiary of Siemens and two companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi's claim to be without merit, particularly because the contract on which his claim is based was the subject of a previous ICC arbitration that resulted in the dismissal of the action filed against Siemens.

(in millions of €, except where otherwise stated and per share amounts)

Information required under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens' consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by these various other legal actions and proceedings.

### 31 Additional disclosures on financial instruments

This section gives a comprehensive overview of the significance of financial instruments for Siemens and provides additional information on balance sheet items that contain financial instruments.

The following table presents the carrying amounts of each category of financial assets and liabilities:

| | September 30, 2008 | 2007 |
|---|---|---|
| Financial assets: | | |
| Loans and receivables | 25,138 | 21,428 |
| Cash and cash equivalents | 6,893 | 4,005 |
| Available-for-sale financial assets | 703 | 935 |
| Derivatives with a hedging relationship | 538 | 367 |
| Financial assets held for trading | 459 | 576 |
| | 33,731 | 27,311 |
| Financial liabilities: | | |
| Financial liabilities measured at amortized cost | 26,337 | 25,926 |
| Financial liabilities held for trading | 1,004 | 657 |
| Derivatives with a hedging relationship | 401 | 260 |
| | 27,742 | 26,843 |

(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

| | September 30, 2008 Fair value | September 30, 2008 Carrying amount | September 30, 2007 Fair value | September 30, 2007 Carrying amount |
|---|---|---|---|---|
| Financial assets measured at cost or amortized cost | | | | |
| Trade and other receivables* | 19,787 | 19,787 | 18,163 | 18,163 |
| Cash and cash equivalents | 6,893 | 6,893 | 4,005 | 4,005 |
| Other non-derivative financial assets | 5,351 | 5,351 | 3,265 | 3,265 |
| Available-for-sale financial assets** | - | 518 | - | 655 |
| Financial liabilities measured at cost or amortized cost | | | | |
| Notes and bonds | 12,069 | 12,966 | 8,897 | 8,889 |
| Trade payables | 8,886 | 8,886 | 8,431 | 8,431 |
| Loans from banks and other financial indebtedness | 2,820 | 2,879 | 6,287 | 6,322 |
| Obligations under finance leases | 228 | 233 | 277 | 286 |
| Other non-derivative financial liabilities | 1,373 | 1,373 | 1,998 | 1,998 |

* This caption consists of (i) short-term trade and other receivables (see Note 12), as well as (ii) trade receivables from sale of goods and services, receivables from finance leases and receivables from associated and not consolidated related Companies which are included in other financial assets (see Note 20).

**This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2008 and 2007, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the balance sheet date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

(in millions of €, except where otherwise stated and per share amounts)

Financial assets and liabilities measured at fair value are presented in the following table:

| | September 30, 2008 | 2007 |
|---|---|---|
| Financial assets measured at fair value | | |
| Available-for-sale financial assets | 185 | 280 |
| Derivative financial instruments | 997 | 943 |
| *Without hedging relationship* | 331 | 469 |
| *In connection with fair value hedges* | 394 | 176 |
| *Foreign currency exchange derivatives* | 15 | 25 |
| *Interest rate derivatives* | 379 | 151 |
| *In connection with cash flow hedges (foreign currency exchange derivatives)* | 144 | 191 |
| *Embedded derivatives* | 128 | 107 |
| Financial liabilities measured at fair value | | |
| Derivative financial instruments | 1,405 | 917 |
| *Without hedging relationship* | 860 | 403 |
| *In connection with fair value hedges* | 70 | 103 |
| *Foreign currency exchange derivatives* | 18 | 3 |
| *Interest rate derivatives* | 52 | 100 |
| *In connection with cash flow hedges* | 331 | 157 |
| *Foreign currency exchange derivatives* | 331 | 155 |
| *Interest rate derivatives* | – | 2 |
| *Other embedded derivatives* | 144 | 254 |

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets, if available. In certain cases, fair values are estimated using a valuation technique.

The Company limits default risks in derivative instruments by a careful counterparty selection. Derivative instruments are principally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative instruments at Siemens incorporates all factors that market participants would consider, including an adequate consideration of the counterparties' credit risks. This assures that, especially given the current credit crisis, the counterparties' credit risks themselves as well as any changes in the counterparties' credit worthiness are included in the fair valuation of the Company's derivative instruments and thus reflected in the Consolidated Financial Statements. The exact calculation of fair values for derivative financial instruments depends on the specific type of instruments:

**Derivative interest rate contracts** – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

**Derivative currency contracts** – The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

**Credit default swaps** – The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.

(in millions of €, except where otherwise stated and per share amounts)

In determining the fair values of the derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration.

Net gains (losses) of financial instruments are as follows:

| | September 30, 2008 | 2007 |
|---|---|---|
| Loans and receivables | (284) | (158) |
| Financial assets and financial liabilities held for trading | 63 | 60 |
| Financial liabilities measured at amortized cost | 11 | 57 |
| Available-for-sale financial assets | (1) | (66) |

Net (losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see *Other components of equity* in Note 27.

Net (losses) on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net gains on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net gains on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

**Collateral**

Siemens holds securities as collateral on reverse repurchase agreements and is permitted to sell or re-pledge these securities. As of September 30, 2008 and 2007, the fair value of the collateral held amounted to €251 million and €251 million, respectively. As of September 30, 2008, the right to sell or re-pledge the collateral has not been exercised. The Company did not pledge any financial or non-financial assets as collateral during the fiscal year 2008.

## 32 Derivative financial instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates and interest rates, as well as to reduce credit risks. For additional information on the Company's risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 33.

(in millions of €, except where otherwise stated and per share amounts)

The fair values of each type of derivative financial instruments are as follows:

| | September 30, 2008 | | September 30, 2007 | |
|---|---|---|---|---|
| | Asset | Liability | Asset | Liability |
| Foreign currency exchange contracts | 371 | 979 | 602 | 420 |
| Interest rate swaps and combined interest/currency swaps | 424 | 168 | 175 | 239 |
| Embedded derivatives | 128 | 144 | 107 | 254 |
| Options | 65 | 56 | 19 | – |
| Other | 9 | 58 | 40 | 4 |
| | 997 | 1,405 | 943 | 917 |

**Foreign currency exchange risk management**
As described in Note 33, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated as hedges
The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions and to some extent planned transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, *Financial Instruments: Recognition and Measurement*. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, either as *Other current financial assets* or *Other current financial liabilities*, and changes in fair values are charged to net income (loss).

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S.$. Gains or losses relating to such embedded foreign-currency derivatives are reported in *Cost of goods sold and services rendered* in the Consolidated Statements of Income.

Hedging activities
The Company's operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S.$.

**Cash flow hedges** – Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in *Other components of equity*, whereas the ineffective portion of the fair value change is recognized in profit or loss. As of September 30, 2008 and 2007, the ineffective portion that was immediately recorded in profit or loss amounted to €1 and € – , respectively. During the years ended September 30, 2008 and 2007, net gains of €5 and €1, respectively, were reclassified from *Other components of equity* into net income (loss) because the occurrence of the related hedged forecasted transaction was no longer probable.

(in millions of €, except where otherwise stated and per share amounts)

It is expected that €33 of net deferred losses in *Other components of equity* will be reclassified into *Cost of goods sold and services rendered* during the year ended September 30, 2009, when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2008, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 218 months.

**Fair value hedges** – As of September 30, 2008 and 2007, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, purchases. As of September 30, 2008 and 2007, the hedging transactions resulted in the recognition of financial assets of €19 and €2, respectively, and financial liabilities of €34 and €31, respectively, for the hedged firm commitments, whose changes in fair value were charged to *Cost of goods sold and services rendered*. Changes in fair value of the derivative contracts were also recorded in *Cost of goods sold and services rendered*.

**Interest rate risk management**
Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 33), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

Derivative financial instruments not designated as hedges
The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under IAS 39. Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value, either as *Other current financial assets* or *Other current financial liabilities*, and changes in the fair values are charged to Financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in *Financial income (expense), net*.

Fair value hedges of fixed-rate debt obligations
Under the interest rate swap agreements outstanding during the years ended September 30, 2008 and 2007, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company's Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item *Financial income (expense), net* in the Consolidated Statements of Income. The net effect recognized in *Financial income (expense), net*, representing the ineffective portion of the hedging relationship, amounted to €(7) and €7 in fiscal 2008 and 2007, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of *Financial income (expense), net*.

(in millions of €, except where otherwise stated and per share amounts)

The Company had interest rate swap contracts to pay variable rates of interest (average rate of 4.5% and 5.2% as of September 30, 2008 and 2007, respectively) and received fixed rates of interest (average rate of 5.6 and 5.7% as of September 30, 2008 and 2007, respectively). The notional amount of indebtedness hedged as of September 30, 2008 and 2007 was €11,766 and €7,326, respectively. This changed 89% and 82% of the Company's underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2008 and 2007, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2008 and 2007 was €291 and €20, respectively.

Fair value hedges of available-for-sale financial assets
During the years ended September 30, 2008 and 2007, the Company had applied fair value hedge accounting for certain fixed-rate available-for-sale financial assets. However, fair value hedge accounting was terminated at the beginning of fiscal year 2008 since the majority of the hedged item was derecognised. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate swap agreements had been entered into. As long as hedge accounting was applied, the interest rate swap contracts and the related portion of the available-for-sale financial assets were reflected at fair value in the Company's Consolidated Balance Sheets. Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the available-for-sale financial assets being hedged attributable to the interest rate risk being hedged were recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to € – and €9 in fiscal 2008 and 2007, respectively.

Cash flow hedges of revolving term deposits
During the years ended September 30, 2008 and 2007, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered into, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in *Other components of equity*; any ineffective portion of changes in fair value are recognized in profit or loss. In fiscal 2008 and 2007, the cash flow hedges of revolving term deposits did not lead to any material ineffective portions recognized in profit or loss (less than €1). Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of *Financial income (expense), net*.

## 33 Financial risk management

### Market risks
Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

(in millions of €, except where otherwise stated and per share amounts)

Management of financial market risk is a key priority for Siemens' Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Siemens segments and entities. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2008, it has a value-at-risk close to zero.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on "sensitivity analysis". This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

- a 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;
- a simultaneous, parallel foreign exchange rates shift in which the Euro depreciates against all currencies by 10%;
- a parallel upwards shift of 100-basis points of the interest rate yield curves in all currencies.

The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from the sensitivity analysis. Actual results that are included in the Consolidated Statements of Income may differ substantially from these estimates due to actual developments in the global financial market.

Any market sensitive instruments, including equity and interest bearing investments that our Company's pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 24.

Equity price risk
Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens' portfolio as of September 30, 2008 was €104, a reduction of €93 compared to September 30, 2007.

An adverse move in equity prices of 20% as of September 30, 2008 would reduce the value of Siemens' equity investments by €21 compared to €39 the year before, meaning that the equity price risk has significantly decreased over the last year.

Foreign currency exchange rate risk

Transaction risk and currency management
Siemens' international operations expose the Company to foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

(in millions of €, except where otherwise stated and per share amounts)

Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates. The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens segments and entities developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. Hedging transactions in the global financial markets are carried out by SFS as exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS executes hedging instruments for hedge accounting with external counterparts whereas for other hedging purposes Siemens has a Company-wide portfolio approach which generate a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce foreign currency exchange risks, please refer to Note 32, "Derivative financial instruments and hedging activities".

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure. The values and risks disclosed here are the unhedged positions multiplied by an assumed 10% depreciation of the Euro against all other currencies. As of September 30, 2008, a parallel 10% *positive* shift of all foreign currencies would have resulted in a decline of €78 in future cash flows compared to a decline of €47 assuming a 10% *negative* shift of all foreign currencies in the year before. Such decline in Euro values of future cash flows might reduce the unhedged portion of revenues, but would also decrease the not hedged portion of cost of materials. The direction of the shift of the foreign currencies depends on whether the foreign currency inflows exceed the outflows or not. Because at Siemens, the foreign currency outflows exceed the inflows as of September 30, 2008, a depreciation of the Euro against foreign currencies would have a negative financial impact. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

(in millions of €, except where otherwise stated and per share amounts)

The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2008 and 2007. In some currencies Siemens has both substantial sales and costs, which have been off-set in the table:

| | September 30, 2008 | | | |
|---|---|---|---|---|
| | USD | GBP | Other | Total |
| Gross balance sheet exposure | 7,851 | 181 | (97) | 7,934 |
| *Thereof: Financial assets* | 15,912 | 2,844 | 6,390 | 25,146 |
| *Thereof: Financial liabilities* | (8,061) | (2,663) | (6,487) | (17,212) |
| Gross exposure from firm commitments and anticipated transactions | 4,068 | 586 | 694 | 5,348 |
| Foreign exchange transaction exposure | 11,919 | 767 | 597 | 13,282 |
| Economically hedged exposure | (12,348) | (878) | (835) | (14,061) |
| Change in future cash flows after hedging activities resulting from a 10% depreciation of the Euro | (43) | (11) | (24) | (78) |

| | September 30, 2007* | | | |
|---|---|---|---|---|
| | USD | GBP | Other | Total |
| Gross balance sheet exposure | 223 | 321 | 208 | 752 |
| *Thereof: Financial assets* | 7,858 | 3,642 | 4,769 | 16,269 |
| *Thereof: Financial liabilities* | (7,635) | (3,321) | (4,561) | (15,517) |
| Gross exposure from firm commitments and anticipated transactions | 3,730 | 392 | 1,193 | 5,315 |
| Foreign exchange transaction exposure | 3,952 | 713 | 1,398 | 6,063 |
| Economically hedged exposure | (3,893) | (567) | (1,132) | (5,592) |
| Change in future cash flows after hedging activities resulting from a 10% depreciation of the Euro | (6) | (15) | (77) | (47) |

* Including SV.

Effects of currency translation

Many Siemens subsidiaries are located outside the Euro zone. Since the financial reporting currency of Siemens is the Euro, the financial statements of these subsidiaries are translated into euros so that their financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk is included in the sensitivity analysis. Effects from currency fluctuations on the translation of net asset amounts into Euro are reflected in the Company's consolidated equity position.

Interest rate risk

Siemens' interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. For additional information see Note 32.

(in millions of €, except where otherwise stated and per share amounts)

To optimize the Company's position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Siemens segments, entities and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Interest rate risk is measured by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. The total fair value sensitivity as well as the total cash flow sensitivity is generated by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether Siemens has a long or short interest rate position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.

The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, Siemens uses the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest-bearing investments. Assuming a 100-basis point increase in interest rates, this risk was €102 as of September 30, 2008, increasing from the comparable value of €40 as of September 30, 2007 assuming a 100-basis point increase.

For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point upwards shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed-rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €134 as of September 30, 2008, compared to €72 the year before, assuming a 100-basis point increase in interest rates.

Liquidity risk

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial papers program. For further information on short- and long-term debt see Note 23.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

(in millions of €, except where otherwise stated and per share amounts)

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2008. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2008.

| | 2009 | 2010 | 2011 to 2013 | 2014 and thereafter |
|---|---|---|---|---|
| Non-derivative financial liabilities | | | | |
| Notes and bonds | 1,631 | 654 | 6,010 | 9,345 |
| Loans from banks | 582 | 95 | 782 | 1,393 |
| Other financial indebtedness | 321 | 18 | 72 | 59 |
| Obligations under finance leases | 63 | 29 | 102 | 94 |
| Trade payables | 8,870 | 20 | 5 | 2 |
| Other financial liabilities | 856 | 51 | 69 | 85 |
| Derivative financial liabilities | 750 | 129 | 162 | 166 |

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Leasing obligations, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the net liquidity amount and is used for internal corporate finance management as well as external communication with investors, analysts and rating agencies. It results from the total amount of cash and cash equivalents as well as current available-for-sale financial assets traded in an active market, less the amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the consolidated balance sheet.

| | September 30, 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | 6,893 | 4,005 |
| Available-for-sale financial assets | 152 | 193 |
| Total liquidity | 7,045 | 4,198 |
| Short-term debt and current maturities of long-term debt | 1,819 | 5,637 |
| Long-term debt | 14,260 | 9,860 |
| Total debt | 16,079 | 15,497 |
| Net liquidity (Total liquidity less Total debt) | (9,034) | (11,299) |

The Company's capital resources are comprised of cash and cash equivalents, available-for-sale financial assets, short- and long-term debt and cash flow from operating activities. In contrast, capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

(in millions of €, except where otherwise stated and per share amounts)

**Credit risk**
The Company is exposed to credit risk in connection with its significant project business in the fields of public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its leasing activities, primarily related to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Siemens' credit risk regarding such activities presents additional risks as the volume of such transactions is higher, customers tend to be smaller for which transparent credit histories are often not available.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The current global financial crisis may cause customer default rates to increase and collateral values to decline. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a binding credit policy for all Siemens segments and entities. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers by the operating units.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for leasing business, factoring, monitoring of operating counterparty risk, real-time monitoring of treasury counterparty risk, as are a number of decentralized tools for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. Apart from this automated process, individual management judgment is applied, in particular to incorporate the latest developments and qualitative information.

To mitigate credit risk, Corporate Treasury has developed a guideline under which operating units may sell portions of their receivable portfolio on a non-recourse basis, either directly to SFS or to external parties. Receivable sales to external parties are generally only performed for customers with a credit rating below investment grade or for long-term projects with a financing component.

SFS uses, if necessary, credit default swaps, classified as derivatives, to protect from credit risks stemming from its receivables purchase business. In respect of financial assets that are not protected through the use of credit default swaps the maximum exposure to credit risk, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 29. There were no significant concentrations of credit risk as of September 30, 2008.

Concerning trade receivables and other receivables, as well as other loans or receivables included in *Other financial assets* that are neither impaired nor past due, there were no indications as of September 30, 2008, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.

(in millions of €, except where otherwise stated and per share amounts)

**34 Share-based payment**
Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total pre-tax expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €91 and €151 for the years ended September 30, 2008 and 2007, respectively, and refers primarily to equity-settled awards, including the Company's employee share purchase program. The total income tax benefit recognized in the Consolidated Statements of Income for share-based payment was €28 and €58 in fiscal 2008 and 2007, respectively.

**I. Equity-settled awards**
Cash received from stock option exercises and from the Company's employee share purchase program for the years ended September 30, 2008 and 2007 amounts to €248 and €903, respectively.

**Stock Option Plans**

**Description of plans – 1999 Siemens Stock Option Plan**
As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company's shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (for further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.

Under the 1999 Plan, the exercise price is equal to the average market price of Siemens' stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.

The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash is equal to the difference between the exercise price and the average market price of the Company's stock on the five trading days preceding the exercise of the stock options.

**Description of plans – 2001 Siemens Stock Option Plan**
At the Annual Shareholders' Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company's shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are

determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company's stock on the day of exercising the stock options.

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reliably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of IFRS 2, *Share-Based Payment*, based on an appropriate fair value option pricing model.

The Supervisory and the Managing Board decided to not grant any stock options in fiscal 2007. The authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006. Accordingly, no further options will be granted under this plan.

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2008 and 2007 are as follows:

| | Year ended September 30, 2008 | | | | Year ended September 30, 2007 | |
|---|---|---|---|---|---|---|
| | Options | Weighted average exercise price | Weighted average Remaining Contractual Term (years) | Aggregate intrinsic value in millions of € | Options | Weighted average exercise price |
| Outstanding, beginning of period | 8,606,272 | €72.13 | | | 26,729,148 | €74.67 |
| Granted | – | – | | | – | – |
| Options exercised | (2,832,839) | €69.91 | | | (11,480,500) | €70.03 |
| Options forfeited/expired/settled | (676,350) | €70.30 | | | (6,642,376) | €85.98 |
| Outstanding, end of period | 5,097,083 | €73.60 | 1.1 | – | 8,606,272 | €72.13 |
| Exercisable, end of period | 5,097,083 | €73.60 | 1.1 | – | 5,754,342 | €70.90 |

The following table summarizes information on stock options outstanding and exercisable at September 30, 2008:

| | Options outstanding | | | | Options exercisable | | | |
|---|---|---|---|---|---|---|---|---|
| Exercise prices | Number of Options outstanding | Weighted average remaining life (years) | Weighted average exercise price per share | Aggregate Intrinsic Value as of September 30, 2008 | Number of Options exercisable | Weighted average remaining life (years) | Weighted average exercise price per share | Aggregate Intrinsic Value as of September 30, 2008 |
| €72.54 | 966,950 | 1.1 | €72.54 | – | 966,950 | 1.1 | €72.54 | – |
| €73.25 | 2,289,991 | 0.1 | €73.25 | – | 2,289,991 | 0.1 | €73.25 | – |
| €74.59 | 1,840,142 | 2.1 | €74.59 | – | 1,840,142 | 2.1 | €74.59 | – |



Fair value information

The Company's determination of the fair value of grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

**Stock awards**

In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee's employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top management of domestic and foreign subsidiaries and eligible employees.

In fiscal 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. In fiscal 2007, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

| | Year ended September 30, 2008 | | 2007 | |
|---|---|---|---|---|
| | Awards | Weighted average Grant-Date Fair Value | Awards | Weighted average Grant-Date Fair Value |
| Nonvested, beginning of period | 3,270,910 | €60.58 | 2,154,871 | €56.44 |
| Granted | 737,621 | €97.94 | 1,232,893 | €67.70 |
| Vested | (79,068) | €79.03 | – | – |
| Forfeited/settled | (439,695) | €64.50 | (116,854) | €59.38 |
| Nonvested, end of period | 3,489,768 | €67.56 | 3,270,910 | €60.58 |

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year and 3 year vesting period, respectively, which resulted in a fair value of €97.94 and €67.70, respectively, per stock award granted in fiscal 2008 and 2007. Total fair value of stock awards granted in fiscal 2008 and 2007 amounted to €72 and €83, respectively.

### Employee share purchase program

Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the years ended September 30, 2008 and 2007 the Company incurred compensation expense (before income taxes) of €27 and €27, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €69.19 and €51.20, respectively, and a grant-date fair value of €37.20 and €20.79, respectively, per share.

### II. Cash-settled awards

**Stock appreciation rights (SARs)**

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only.

Details on SARs activity and weighted average exercise prices are summarized in the table below:

| | Year ended September 30, | | | |
|---|---|---|---|---|
| | 2008 | | 2007 | |
| | SARs | Weighted average exercise price | SARs | Weighted average exercise price |
| Outstanding, beginning of period | 198,280 | €73.63 | 349,900 | €73.47 |
| Granted | – | – | – | – |
| SAR's exercised | (40,555) | €73.72 | (106,280) | €73.06 |
| SAR's forfeited/settled | (19,240) | €73.79 | (45,340) | €73.72 |
| Outstanding, end of period | 138,485* | €73.58 | 198,280 | €73.63 |
| Exercisable, end of period | 138,485 | €73.58 | 123,335 | €73.05 |

* Thereof 23,825 SARs with a €72.54 exercise price and a weighted average remaining life of 1.1 years, 67,700 SARs with a €73.25 exercise price and a weighted average remaining life of 0.1 years and 46,960 SARs with a €74.59 exercise price and a weighted average remaining life of 2.1 years.

For purposes of determining the fair value of SARs in fiscal 2008 and 2007, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

**Phantom stock**

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices' equivalent value in cash only at the end of the four, respectively, three year vesting period. In fiscal 2007, 36,962 phantom stock rights were granted and 9,087 phantom stock rights forfeited/were settled, resulting in a balance of 88,460 phantom stock rights as of September 30, 2007. In fiscal 2008, 24,303 phantom stock rights were granted and 19,469 phantom stock rights forfeited/were settled, resulting in a balance of 93,294 phantom stock rights as of September 30, 2008. None of the phantom stock rights were vested as of September 30, 2008.



## 35 Personnel costs

| | Year ended September 30, | |
|---|---|---|
| | 2008 | 2007 |
| Wages and salaries | 21,486 | 18,631 |
| Statutory social welfare contributions and expenses for optional support payments | 3,256 | 3,076 |
| Expenses relating to pension plans and employee benefits | 904 | 818 |
| | 25,646 | 22,525 |

*Expenses relating to pension plans and employee benefits* include service costs for the period. Expected return on plan assets and interest cost are included in *Financial income (expense), net.*

The average number of employees in fiscal years 2008 and 2007 was 420,800 and 386,200, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

| | Year ended September 30, | |
|---|---|---|
| (in thousands) | 2008 | 2007 |
| Manufacturing and services | 260.3 | 237.2 |
| Sales and marketing | 91.2 | 84.2 |
| Research and development | 32.2 | 30.9 |
| Administration and general services | 37.1 | 33.9 |
| | 420.8 | 386.2 |

## 36 Earnings per share

| | Year ended September 30, | |
|---|---|---|
| (shares in thousands) | 2008 | 2007 |
| Income from continuing operations | 1,859 | 3,909 |
| Less: Portion attributable to minority interest | (155) | (199) |
| Income from continuing operations attributable to shareholders of Siemens AG | 1,704 | 3,710 |
| Plus: Effect of assumed conversion, net of tax | – | 26 |
| Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion | 1,704 | 3,736 |
| Weighted average shares outstanding – basic | 893,166 | 898,135 |
| Effect of dilutive convertible debt securities and share-based payment | 3,132 | 37,035 |
| Weighted average shares outstanding – diluted | 896,298 | 935,170 |
| Basic earnings per share (from continuing operations) | 1.91 | 4.13 |
| Diluted earnings per share (from continuing operations) | 1.90 | 3.99 |

For additional information on the convertible debt see Note 23.

### 37 Segment information

In fiscal 2008, the Company rearranged its organization to have a more focused Company, which is faster in the market and closer to the customer. The previous twelve reportable segments referred to as Groups were consolidated and newly structured into six remaining reportable segments each having its own segment management reporting to the Board. In the new structure, the Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Equity Investments and two segments referred to as Cross-Sector Businesses, composed of Siemens IT Solutions and Services and Siemens Financial Services (SFS). Industry is mainly composed of the previous segments Automation and Drives (A&D), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), OSRAM and Transportation Systems (TS). Energy is primarily combining the previous segments Power Generation (PG) and Power Transmission and Distribution (PTD). Healthcare generally comprises the previous Medical Solutions (Med) segment. However, in certain instances, some businesses of the previous segments were transferred to and integrated in other segments to correspond to the new structure. Equity Investments, Siemens IT Solutions and Services and SFS, in general, retained its previous structure. Siemens Real Estate (SRE) is no longer a segment.

Commencing with the second half of fiscal 2008, Siemens changed its financial reporting structure to reflect the Company's new organization. Prior year information has been reclassified to correspond to the new reporting format. Segment information is presented for continuing operations. Accordingly, current and prior period segment information excludes discontinued operations (see Note 4). The Company removed its previous component model presentation which used to divide Siemens' consolidated financial statements into Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury.

#### Description of reportable segments

**Sectors**
The three Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business field.

Industry
The Industry Sector offers sustainable solutions for efficient use of resources and energy, integrated technologies for best-in-class productivity and flexibility, and holistic solutions for infrastructure and mobility.

Energy
The Siemens Energy Sector primarily addresses energy providers, but also industrial companies particularly in the oil and gas industry. Energy offers a complete spectrum of products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas.

Healthcare
The Healthcare Sector offers products and complete solutions, services and consulting related to the healthcare industry and serves its customers as a fully integrated diagnostics provider. Healthcare maintains a comprehensive portfolio of medical solutions and is present in substantially the complete value-added chain ranging from medical imaging and laboratory diagnostics to clinical IT.



**Equity Investments**
The previous segment Strategic Equity Investments has been renamed Equity Investments. The scope of Equity Investments, a reportable segment with its own management, has been extended. Commencing with the fourth quarter of fiscal 2008, Equity Investments contains investments accounted for under the equity method or at cost and current available for sale financial assets, which are not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury, whereas, previously, only strategically important investments were reported in Equity Investments. NSN, BSH and FSC (which is reported as *Asset classified as held for disposal* as of September 30, 2008) have already been reported in Equity Investments in previous periods. EN (see Note 4) among others, was added in the fourth quarter of fiscal 2008.

**Cross Sector Businesses**

Siemens IT Solutions and Services
Siemens IT Solutions and Services, established in April 2007, provides information and communications services primarily to customers in the commercial/industrial sector, in the service and healthcare industry as well as to the public sector. Siemens IT Solutions and Services builds and operates both discrete and large-scale information and communications systems.

Siemens Financial Services (SFS)
SFS offers a variety of financial products and services within the Siemens Group, to Siemens customers and to third parties.

**Reconciliation to consolidated financial statements**
Reconciliation to consolidated financial statements contains businesses and items not directly related to Siemens' reportable segments:

*Other Operations* primarily refers to operating activities not associated with a Siemens segment and certain net assets recently acquired as part of acquisitions for which the allocation to the (groups of) cash generating units and segments are not yet finalized. In the first half of fiscal 2008, Siemens determined a course of action for each of the activities within *Other Operations* and began executing corresponding measures. Options under this transformation program include integration into Siemens businesses and services, divestment, joint venture or closure.

*Siemens Real Estate (SRE)*, which no longer exists as a segment, owns and manages a substantial part of Siemens' real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

*Corporate items and pensions* include corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company's pension related income (expense) not allocated to the segments, SRE or Other Operations.

*Eliminations, Corporate Treasury and other reconciling items* comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company's Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

**Measurement – Segments**
While the Company's organization was rearranged in fiscal 2008, in general, Siemens retained its previous performance measurements for the segments.

Accounting policies for Segment Information are generally the same as those used for Siemens, which are described in Note 2. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:
Siemens' Managing Board is responsible for assessing the performance of the segments. The Company's profitability measure for the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by Management as the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the Corporate level.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit. If such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services' performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.



Profit of the segment SFS:
Profit of the segment SFS is income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles:
Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.

New orders:
New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Free cash flow definition:
Segment Information discloses Free cash flow and Additions to intangible assets, property, plant and equipment. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company's Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:
Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets other than goodwill and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method.

**Measurement – Other Operations and SRE**
Other Operations follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.

(in millions of €, except where otherwise stated and per share amounts)

**Reconciliation to Siemens' Consolidated Financial Statements**

The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens' Consolidated Balance Sheets:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| Assets of Sectors | 26,927 | 23,437 |
| Assets of Equity Investments | 5,587 | 5,009 |
| Assets of Cross-Sector Businesses | 11,569 | 9,165 |
| **Total Segment Assets** | **44,083** | **37,611** |
| Reconciliation: | | |
| Assets Other Operations | (1,545) | (704) |
| Assets SRE | 3,489 | 3,091 |
| Assets of Corporate items and pensions | (6,401) | (2,682) |
| Eliminations, Corporate Treasury and other reconciling items of Segment Information: | | |
| Asset-based adjustments: | | |
| Intragroup financing receivables and investments | 26,855 | 10,834 |
| Tax-related assets | 2,514 | 2,845 |
| Liability-based adjustments: | | |
| Pension plans and similar commitments | 4,361 | 2,780 |
| Liabilities | 42,021 | 38,398 |
| Assets classified as held for disposal and associated liabilities | 17 | 7,576 |
| Eliminations, Corporate Treasury, other items | (20,931) | (8,194) |
| Total Eliminations, Corporate Treasury and other reconciling items of Segment Information | 54,837 | 54,239 |
| **Total Assets in Siemens' Consolidated Balance Sheets** | **94,463** | **91,555** |

In fiscal years 2008 and 2007, Corporate items and pensions in the column Profit includes €(3,959) and €(1,754) related to corporate items, as well as €106 and €70 related to pensions, respectively. *Corporate items* in fiscal 2008 comprise €1,081 expense due to the SG&A restructuring program (see Note 5), approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30), and €390 expense for establishing the Siemens foundation (see Note 7).

In fiscal 2007, *Corporate items* contains a €440 fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 as well as €152 expense for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

(in millions of €, except where otherwise stated and per share amounts)

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

| | Free cash flow (I) = (II) – (III) | | Net cash provided by (used in) operating activities (II) | | Additions to intangible assets and property, plant and equipment (III) | | Amortization, depreciation and impairments | |
|---|---|---|---|---|---|---|---|---|
| | Year ended September 30, | | | | | | | |
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Segment Information – based on continuing operations | 5,739 | 6,755 | 9,281 | 9,822 | (3,542) | (3,067) | 3,015 | 2,625 |
| Discontinued operations | (836) | (3,178) | (657) | (2,494) | (179) | (684) | 90 | 968 |
| Impairment* | – | – | – | – | – | – | 108 | 158 |
| **Siemens Consolidated Statements of Cash Flow** | **4,903** | **3,577** | **8,624** | **7,328** | **(3,721)** | **(3,751)** | **3,213** | **3,751** |

* Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method – continuing operations.

**38 Geographic information**

The following table presents data by geographic region as of and for the years ended September 30, 2008 and 2007:

| | Revenue by location of customer | | Revenue by location of companies | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Europe, C.I.S., Africa | 40,795 | 38,180 | 48,107 | 45,337 |
| Americas | 20,107 | 19,321 | 19,760 | 19,154 |
| Asia, Australia, Middle East | 16,425 | 14,947 | 9,460 | 7,957 |
| **Siemens** | **77,327** | **72,448** | **77,327** | **72,448** |
| *thereof Germany* | 12,797 | 12,594 | 21,160 | 20,848 |
| *thereof foreign countries* | 64,530 | 59,854 | 56,167 | 51,600 |
| *thereof U.S.* | 14,847 | 14,832 | 15,610 | 15,744 |

| | Non-current assets September 30, 2008 | Non-current assets September 30, 2007 |
|---|---|---|
| Europe, C.I.S., Africa | 16,630 | 15,251 |
| Americas | 13,796 | 10,710 |
| Asia, Australia, Middle East | 2,249 | 1,714 |
| **Siemens** | **32,675** | **27,675** |
| *thereof Germany* | 7,404 | 6,514 |
| *thereof foreign countries* | 25,271 | 21,161 |
| *thereof U.S.* | 12,696 | 9,738 |

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

### 39 Related party transactions

Joint ventures and associates
The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm's length terms. The Company's principal joint ventures and associates as of September 30, 2008 are NSN, BSH Bosch und Siemens Hausgeräte GmbH and Areva NP.

In fiscal 2008, sales of goods and services and other income from transactions with related parties amounted to €1,225 whereas purchases of goods and services and other expense from transactions with related parties amounted to €786. As of September 30, 2008, receivables from related parties were €386 and liabilities to related parties were €162.

In addition, the Company has receivables totaling €98 from the Siemens German Pension Trust as well as the BSAV Trust in connection with the contribution of the SEN business into EN. The amount is offset against the pension plan assets and increases *Pension plans and similar commitments*. For information regarding the funding of our principal pension plans refer to Note 24.

As of September 30, 2008, loans given to related parties amounted to €91. In October 2008, Siemens received a drawdown request by NSN for two tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN, thereby utilizing the maximum amount under this agreement.

For further information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN see Note 29.

Related individuals
In fiscal 2007, a guarantee was provided by the Company for a bond issued by a bank in connection with the release from custody of a former member of our Corporate Executive Committee. In fiscal 2008, the guarantee was released. No other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

For further information see also Note 40, *Remuneration*.

In addition, some of the members of the Company's Supervisory Board and Managing Board hold, or in the last year have held, positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a vide variety of products and services on arm's length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company's transactions with Deutsche Bank AG are conducted on arm's length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.



### 40 Remuneration

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.

The Compensation Report is presented within the Corporate Governance Report, included in this Annual Report for fiscal year 2008 beginning on page 32.

### 41 Principal accountant fees and services

Fees related to professional services rendered by the Company's principal accountant, KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), for the fiscal years 2008 and 2007 were as follows:

| (€ in millions) | Year ended September 30, 2008 | 2007 |
|---|---|---|
| Type of Fees | | |
| Audit Fees | 50.7 | 55.3 |
| Audit-Related Fees | 14.6 | 18.4 |
| Tax Fees | 2.6 | 4.8 |
| All Other Fees | 0.5 | 8.5 |
| Total | 68.4 | 87.0 |

In the above table, "audit fees" are the aggregate KPMG fees for professional services in connection with the audit of the Company's annual consolidated financial statements including the effectiveness of the Company's internal control over financial reporting, opening balance sheet audits, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. "Audit-related fees" are fees for due diligence engagements related to acquisitions and carve-outs, including consultation in accounting matters, post-closing audits, carve-out audits and attestation services in the context of carve-outs, accounting advice on actual or contemplated transactions or events, advice on the introduction and review of new or revised accounting guidelines and requirements, training regarding accounting-related topics, advice on the transition to accounting according to IFRS, advice in the field of financial risk management, comfort letters, employee benefit plan audits, SAS 70 reports, IT system audits that are not part of the annual audit, attestation services subject to regulatory requirements, including regulatory advice, work related to the investigation by the state prosecutor's office and Debevoise & Plimpton, attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment, audits in connection with liquidation and insolvency issues, attestation of compliance with provisions or calculations required by agreements, agreed-upon procedures engagements in accordance with applicable standards and voluntary audits and reviews of stand-alone financial statements of subsidiaries. "Tax fees" are fees for the preparation of tax returns, assistance with assessing compliance with certain tax regulations, support in tax audits and other inquiries by fiscal authorities, tax advice associated with transfer prices, tax advice relating to indirect tax and custom duties, tax advice and consultation relating to claiming and utilization of investment grants, premiums, subsidies, tax credits etc., payroll tax services, training regarding tax-related issues and support with the harmonization of the tax planning and reporting process. "All other fees" for fiscal 2008 and 2007 are primarily fees for additional services relating to the Com carve-out in the regional companies.

(in millions of €, except where otherwise stated and per share amounts)

**42 Corporate governance**

As of September 30, 2008, Siemens Aktiengesellschaft, and in prior years, in addition, Cycos AG, were the sole German publicly traded corporations consolidated by Siemens. Those companies provided the certifications required by Par. 161 of the German stock corporation law (AktG). The certifications were made available to the shareholders.

**43 Subsequent events**

At the beginning of November 2008, Siemens signed an agreement to sell its 50 percent stake of Fujitsu Siemens Computers (Holding) BV (FSC) to Fujitsu Limited. A gain is expected to arise on the transaction. The transaction, which is subject to the approval of regulatory authorities, is expected to close in the third quarter of fiscal 2009.

At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG.

Effective November 17, 2008, Barbara Kux was appointed to the Siemens Managing Board. Barbara Kux will head the Supply Chain Management and serve as Chief Sustainability Officer.

This is a translation of the German "Konzernabschluss gemäß § 315 a (1) HGB der Siemens AG zum 30. September 2008". Sole authoritative and universally valid version is the German language document.



# Supervisory Board

**Gerhard Cromme, Dr. iur.**
Chairman
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG
Date of birth: February 25, 1943
Member since: January 23, 2003
External positions
German supervisory board positions:
Allianz SE, Munich
Axel Springer AG, Berlin
ThyssenKrupp AG, Duisburg and Essen (Chairman)
Comparable positions outside Germany:
Compagnie de Saint-Gobain S.A., France

**Ralf Heckmann***
First Deputy Chairman
Chairman of the Central Works Council, Siemens AG
Date of birth: July 19, 1949
Member since: March 24, 1988

**Josef Ackermann, Dr. oec.**
Second Deputy Chairman
Chairman of the Board of Managing Directors, Deutsche Bank AG
Date of birth: February 7, 1948
Member since: January 23, 2003
External positions
Comparable positions outside Germany:
Belenos Clean Power Holding Ltd., Switzerland (Deputy Chairman)
Royal Dutch Shell plc, Netherlands

**Lothar Adler***
Deputy Chairman of the Central Works Council, Siemens AG
Date of birth: February 22, 1949
Member since: January 23, 2003

**Jean-Louis Beffa**
(since January 24, 2008)
Chairman of the Board of Directors of Compagnie de Saint-Gobain S.A.
Date of birth: August 11, 1941
Member since: January 24, 2008
External positions
Comparable positions outside Germany:
BNP Paribas, France (Deputy Chairman)
Compagnie de Saint-Gobain S.A., France (Chairman)
GDF SUEZ S.A., France
Groupe Bruxelles Lambert, Belgium
Le Monde S.A., France
Le Monde & Partenaires Associés S.A.S., France
Saint-Gobain Corporation, USA
Société Editrice du Monde S.A., France

**Gerhard Bieletzki***
(until December 3, 2007)
Chairman of the Works Council, Siemens VDO Automotive AG, Dortmund location
Date of birth: May 16, 1947
Member since: January 23, 2003

**Gerd von Brandenstein**
(since January 24, 2008)
Economist
Date of birth: April 6, 1942
Member since: January 24, 2008
External positions
German supervisory board positions:
DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues, gemeinnützige Aktiengesellschaft, Berlin

**John David Coombe**
(until January 24, 2008)
Chartered Accountant (FCA)
Date of birth: March 17, 1945
Member since: January 23, 2003
External positions
(as of January 24, 2008)
Comparable positions outside Germany:
Hogg Robinson Group plc, UK (Chairman)
Home Retail Group plc, UK
HSBC Holdings plc, UK

**Hildegard Cornudet***
(until January 24, 2008)
Computer engineer
Date of birth: April 16, 1949
Member since: April 1, 2004

**Michael Diekmann**
(since January 24, 2008)
Chairman of the Board of Management of Allianz SE
Date of birth: December 23, 1954
Member since: January 24, 2008
External positions
German supervisory board positions:
Allianz Deutschland AG, Munich (Chairman)
Allianz Global Investors AG, Munich (Chairman)
BASF AG, Ludwigshafen am Rhein (Deputy Chairman)
Dresdner Bank AG, Frankfurt am Main (Chairman)
Linde AG, Munich (Deputy Chairman)
Comparable positions outside Germany:
Allianz S.p.A., Italy (Deputy Chairman)
Assurances Générales de France, France (Deputy Chairman)

**Hans Michael Gaul, Dr. iur.**
(since January 24, 2008)
Supervisory board member
Date of birth: March 2, 1942
Member since: January 24, 2008
External positions
German supervisory board positions:
Evonik Industries AG, Essen
HSBC Trinkaus & Burkhardt AG, Düsseldorf
IVG Immobilien AG, Bonn
VNG-Verbundnetz Gas AG, Leipzig
Volkswagen AG, Wolfsburg

**Birgit Grube***
(until January 24, 2008)
Administrative clerk
Date of birth: August 21, 1945
Member since: March 11, 1993

**Peter Gruss, Prof. Dr. rer. nat.**
(since January 24, 2008)
President of the Max Planck Society for the Advancement of Science e.V.
Date of birth: June 28, 1949
Member since: January 24, 2008
External positions
German supervisory board positions:
DeveloGen AG, Göttingen (until September 30, 2008)

**Bettina Haller***
Member of the Central Works Council, Siemens AG
Date of birth: March 14, 1959
Member since: April 1, 2007

**Heinz Hawreliuk***
Member, IG Metall
Date of birth: March 20, 1947
Member since: April 1, 1985

**Berthold Huber***
First Chairman, IG Metall
Date of birth: February 15, 1950
Member since: July 1, 2004
External positions
German supervisory board positions:
Audi AG, Ingolstadt

**Harald Kern***
(since January 24, 2008)
Member of the Central Works Council, Siemens AG
Date of birth: March 16, 1960
Member since: January 24, 2008

**Walter Kröll, Prof. Dr. rer. nat.**
(until January 24, 2008)
Consultant
Date of birth: May 30, 1938
Member since: January 23, 2003
External positions
(as of January 24, 2008)
German supervisory board positions:
MTU Aero Engines GmbH, Munich
Wincor Nixdorf AG, Paderborn

**Nicola Leibinger-Kammüller, Dr. phil.**
(since January 24, 2008)
President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG
Date of birth: December 15, 1959
Member since: January 24, 2008
External positions
German supervisory board positions:
Claas Kommanditgesellschaft auf Aktien mbH, Harsewinkel
Deutsche Lufthansa AG, Cologne
Voith AG, Heidenheim an der Brenz

**Michael Mirow, Prof. Dr. rer. pol.**
(until January 24, 2008)
University professor
Date of birth: October 6, 1938
Member since: April 25, 2007

**Werner Mönius***
(since January 24, 2008)
Chairman of the Siemens Europe Committee
Date of birth: May 16, 1954
Member since: January 24, 2008

**Roland Motzigemba***
(from December 3, 2007 to January 24, 2008)
Chairman of the Central Works Council, Siemens Enterprise Communications Management GmbH & Co. KG
Date of birth: March 24, 1960
Member since: December 3, 2007

**Thomas Rackow***
(until January 24, 2008)
Industrial manager
Date of birth: February 6, 1952
Member since: January 26, 2006

**Håkan Samuelsson**
(since January 24, 2008)
Chairman of the Executive Board, MAN AG
Date of birth: March 15, 1951
Member since: January 24, 2008
External positions
German supervisory board positions:
MAN Diesel SE, Augsburg (Chairman)
MAN Ferrostaal AG, Essen (Chairman)
MAN Nutzfahrzeuge AG, Munich (Chairman)
manroland AG, Offenbach am Main
MAN Turbo AG, Oberhausen (Chairman)
RENK Aktiengesellschaft, Augsburg (Chairman)

**Dieter Scheitor***
Member of the Executive Committee, IG Metall
Date of birth: November 23, 1950
Member since: January 25, 2007

**Albrecht Schmidt, Dr. iur., Dr. oec. publ. h. c.**
(until January 24, 2008)
Bank director (retired)
Date of birth: March 13, 1938
Member since: March 11, 1993
External positions
(as of January 24, 2008)
German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft AG, Munich
Thyssen'sche Handelsgesellschaft m.b.H., Mülheim on the Ruhr

**Henning Schulte-Noelle, Dr. iur.**
(until January 24, 2008)
Chairman of the Supervisory Board, Allianz SE
Date of birth: August 26, 1942
Member since: February 13, 1997
External positions
(as of January 24, 2008)
German supervisory board positions:
Allianz SE, Munich (Chairman)
E.ON AG, Düsseldorf
ThyssenKrupp AG, Duisburg and Essen

**Rainer Sieg,* Dr. iur.**
(since January 24, 2008)
Chairman of the Central Committee of Spokespersons, Siemens AG
Date of birth: December 20, 1948
Member since: January 24, 2008

**Peter von Siemens**
(until January 24, 2008)
Industrial manager
Date of birth: August 10, 1937
Member since: March 11, 1993

**Jerry I. Speyer**
(until January 24, 2008)
Chairman & CEO, Tishman Speyer
Date of birth: June 23, 1940
Member since: July 14, 2003

**Birgit Steinborn***
(since January 24, 2008)
Member of the Central Works Council, Siemens AG
Date of birth: March 26, 1960
Member since: January 24, 2008

**Lord Iain Vallance of Tummel**
Chairman, Amsphere Ltd.
Date of birth: May 20, 1943
Member since: January 23, 2003

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 24, 2008, and the employee representatives, whose names are marked with an asterisk, either were elected by an assembly of employee delegates on September 27, 2007, effective as of the end of the Annual Shareholders' Meeting on January 24, 2008, or replaced an employee representative who had resigned from the Supervisory Board. The Supervisory Board is elected for five years.

As of September 30, 2008



## Supervisory Board committees

The Supervisory Board of Siemens AG has established six standing committees. Information on their activities in fiscal 2008 is provided on pages 6-11 of this Report.

| Committees | Meetings in fiscal 2008 | Duties and responsibilities | Members as of September 30, 2008 |
|---|---|---|---|
| Chairman's Committee | 7 meetings<br>10 decisions by notational voting using written circulations | The Chairman's Committee of the Supervisory Board is responsible for reviewing basic issues of business policy and management, particularly matters concerning the Managing Board. The Committee makes recommendations to the Supervisory Board on the appointment and dismissal of Managing Board members and prepares the Supervisory Board proposal for Managing Board compensation, including key contract elements. In connection with this Supervisory Board proposal, the Committee executes the employment contracts with Managing Board members and defines the annual goals in terms of which the amount of their variable compensation is measured. The Committee makes recommendations to the Supervisory Board on the composition of Supervisory Board committees. The Committee decides whether to approve business transactions with Managing Board members and related parties. The Committee's duties include regularly reviewing the Company's corporate governance principles and formulating proposals to improve the Company's approach to corporate governance issues. | Gerhard Cromme, Dr. iur. (Chairman)<br>Ralf Heckmann<br>Josef Ackermann, Dr. oec.<br>Berthold Huber (since January 24, 2008) |
| Audit Committee | 8 meetings<br>0 decisions by notational voting using written circulations | The Audit Committee's duties include preparing Supervisory Board reviews of the annual financial statements of Siemens AG and of the consolidated financial statements of Siemens worldwide. The Committee also reviews the quarterly financial statements and the half-year financial report and liaises with Siemens' internal financial auditors and with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the auditors' fee and monitoring their independence). | Hans Michael Gaul,* Dr. iur. (since January 24, 2008) (Chairman)<br>Gerhard Cromme,* Dr. iur.<br>Ralf Heckmann<br>John David Coombe (until January 24, 2008)<br>Heinz Hawreliuk<br>Dieter Scheitor (since January 24, 2008)<br>Henning Schulte-Noelle,* Dr. iur. (until January 24, 2008) (Chairman)<br>Lord Iain Vallance of Tummel (since January 24, 2007) |
| Compliance Committee | 5 meetings<br>0 decisions by notational voting using written circulations | During the ongoing compliance investigation, the Compliance Committee will deal with the following subjects on behalf of the Supervisory Board: overseeing the ongoing compliance investigation, processing reports from the law firm Debevoise & Plimpton LLP on its independent investigation and review of the internal compliance and control systems, and monitoring the Company's adherence to statutory provisions, official regulations and internal company policies. | Gerhard Cromme, Dr. iur. (Chairman)<br>Ralf Heckmann<br>John David Coombe (until January 24, 2008)<br>Hans Michael Gaul, Dr. iur. (since January 24, 2008)<br>Bettina Haller (since January 24, 2008)<br>Heinz Hawreliuk<br>Henning Schulte-Noelle, Dr. iur. (until January 24, 2008)<br>Lord Iain Vallance of Tummel (since January 24, 2008) |

| Committees | Meetings in fiscal 2008 | Duties and responsibilities | Members as of September 30, 2008 |
|---|---|---|---|
| Finance and Investment Committee[1] | 1 meeting<br>9 decisions by notational voting using written circulations[2] | The Finance and Investment Committee prepares – based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board – discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the approval of the Finance and Investment Committee – rather than that of the Supervisory Board – is required for transactions and measures for which approval is required but whose value does not equal the amount of €600 million. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act – namely, to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that resolutions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives. | Gerhard Cromme, Dr. iur.<br>(Chairman)<br>Josef Ackermann, Dr. oec.<br>(member of the Ownership Rights Committee until January 24, 2008)<br>Lothar Adler<br>(since January 24, 2008)<br>Gerd von Brandenstein<br>(since January 24, 2008)<br>Håkan Samuelsson<br>(since January 24, 2008)<br>Dieter Scheitor<br>(since January 24, 2008)<br>Albrecht Schmidt,<br>Dr. iur., Dr. oec. publ. h. c.<br>(member of the Ownership Rights Committee until January 24, 2008)<br>Birgit Steinborn<br>(since January 24, 2008) |
| Nominating Committee | 0 meetings<br>0 decisions by notational voting using written circulations | The Nominating Committee recommends suitable nominees for election to the Supervisory Board at the Annual Shareholders' Meeting. | Gerhard Cromme, Dr. iur.<br>(Chairman)<br>Josef Ackermann, Dr. oec.<br>Hans Michael Gaul, Dr. iur.<br>(since January 24, 2008)<br>Henning Schulte-Noelle, Dr. iur.<br>(until January 24, 2008) |
| Mediation Committee, § 27 (3), § 31 (3) and (5) of the German Codetermination Act | 1 meeting<br>0 decisions by notational voting using written circulations | As stipulated by German law, the Mediation Committee makes recommendations to the Supervisory Board regarding the appointment or revocation of appointment of Managing Board members, if the required two-thirds majority of Supervisory Board member votes is not obtained on the first ballot. | Gerhard Cromme, Dr. iur.<br>(Chairman)<br>Ralf Heckmann<br>Josef Ackermann, Dr. oec.<br>Heinz Hawreliuk<br>(until January 24, 2008)<br>Bertold Huber<br>(since January 24, 2008) |

[1] Established by a decision of January 24, 2008, replacing the Ownership Rights Committee established under § 32 of the German Codetermination Act
[2] Including the meetings and decisions of the now replaced Ownership Rights Committee established under § 32 of the German Codetermination Act

* Audit committee financial expert as defined by the Sarbanes-Oxley Act

Further information on Corporate Governance at Siemens is available at: www.siemens.com/corporate_governance



# Managing Board

**Peter Löscher**
President and Chief Executive Officer, Siemens AG
Date of birth: September 17, 1957
First appointed: July 1, 2007
Term expires: March 31, 2012

**Wolfgang Dehen**
(since January 1, 2008)
Date of birth: February 9, 1954
First appointed: January 1, 2008
Term expires: March 31, 2012
External positions
German supervisory board positions:
TÜV Süd AG, Munich

**Heinrich Hiesinger, Dr.-Ing.**
Date of birth: May 25, 1960
First appointed: June 1, 2007
Term expires: March 31, 2012
Company positions
German supervisory board positions:
OSRAM GmbH, Munich
(Chairman)
Comparable positions outside Germany:
Siemens Energy and Automation Inc., USA
(Chairman)
Siemens Schweiz AG, Switzerland
(Chairman)
Siemens, s.r.o., Czech Republic
(Chairman) (until October 1, 2008)

**Joe Kaeser**
Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: March 31, 2011
External positions
German supervisory board positions:
Allianz Deutschland AG, Munich
Bayerische Börse AG, Munich
Comparable positions outside Germany:
Enterprise Networks Holdings B.V., Netherlands (since September 30, 2008)
Company positions
German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens AG Österreich, Austria
Siemens Corp., USA
Siemens Ltd., China
Siemens Ltd., India

**Rudi Lamprecht**
(until December 31, 2007)
Date of birth: October 12, 1948
First appointed: April 26, 2000
Term originally to have expired: March 31, 2009
Company positions
(as of December 31, 2007)
German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM GmbH, Munich
Comparable positions outside Germany:
Fujitsu Siemens Computers (Holding) B.V., Netherlands
(Chairman)
Nokia Siemens Networks B.V., Netherlands
(Deputy Chairman)

**Eduardo Montes**
(until December 31, 2007)
Date of birth: October 2, 1951
First appointed: May 1, 2006
Term originally to have expired: March 31, 2011
External positions
(as of December 31, 2007)
Comparable positions outside Germany:
Grupo FerroAtlántica, S.L., Spain
(Chairman)
Mecalux, S.A., Spain
Company positions
German supervisory board positions:
Siemens Enterprise Communications Management GmbH
(Chairman) (until September 30, 2008)
Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands (until October 16, 2008)
Siemens S.A., Spain

**Jürgen Radomski, Dr. rer. pol. h. c., Dr. techn. h. c.**
(until December 31, 2007)
Date of birth: October 26, 1941
First appointed: June 29, 1994
Term expired: December 31, 2007
External positions
(as of December 31, 2007)
German supervisory board positions:
ALBA AG, Berlin
Deutsche Krankenversicherung AG, Cologne
Dräger Medical AG & Co. KG, Lübeck
Company positions
German supervisory board positions:
OSRAM GmbH, Munich
(Chairman) (until February 27, 2008)
Comparable positions outside Germany:
Siemens A. Ş., Turkey

**Jim Reid-Anderson**
(since May 1, 2008)
Date of birth: April 12, 1959
First appointed: May 1, 2008
Term expires: April 30, 2013
Company positions
Comparable positions outside Germany:
Siemens Healthcare Diagnostics Inc., USA
Siemens Medical Solutions USA, Inc., USA
(Chairman)

**Erich R. Reinhardt, Prof. Dr.-Ing., Dr.-Ing. E. h., Dr. med. h. c.**
(until April 30, 2008)
Date of birth: October 3, 1946
First appointed: December 1, 2001
Term originally to have expired: March 31, 2011
External positions (as of April 30, 2008)
German supervisory board positions:
Dräger Medical AG & Co. KG, Lübeck

**Hermann Requardt, Prof. Dr. phil. nat.**
Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2011
Company positions
German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM GmbH, Munich
Comparable positions outside Germany:
Siemens K.K., Japan
(Chairman)
Siemens Ltd., China
(Chairman)
Siemens Ltd., India
Siemens Ltd., Saudi Arabia

**Siegfried Russwurm, Dr.-Ing.**
(since January 1, 2008)
Date of birth: June 27, 1963
First appointed: January 1, 2008
Term expires: March 31, 2012
Company positions
Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands (since October 24, 2008)
OOO Siemens, Russia
(Chairman)
Siemens AB, Sweden
Siemens AG Österreich, Austria
(Chairman)
Siemens A/S, Norway
Siemens A. Ş., Turkey
Siemens France Holding S.A.S., France
Siemens Holdings plc., UK
Siemens Israel Ltd., Israel
(Chairman)
Siemens Ltd., South Africa
(Chairman)
Siemens Nederland N.V., Netherlands
Siemens S.A., Belgium
Siemens S.A., Portugal
(Chairman)
Siemens S.A., Spain
(Chairman)
Siemens S.p.A., Italy
(Deputy Chairman)

**Uriel J. Sharef, Dr. rer. pol.**
(until December 31, 2007)
Date of birth: August 19, 1944
First appointed: July 26, 2000
Term originally to have expired: March 31, 2008
Company positions
(as of December 31, 2007)
Comparable positions outside Germany:
Siemens Canada Ltd., Canada
(until April 25, 2008)
Siemens Corp., USA
(Chairman) (until January 1, 2008)
Siemens Israel Ltd., Israel
(Chairman) (until May 30, 2008)
Siemens Power Transmission & Distribution, Inc., USA
(until February 1, 2008)
Siemens S.A., Colombia
(Chairman) (until February 26, 2008)
Siemens S.A. de C.V., Mexico
(Chairman) (until February 7, 2008)

**Peter Y. Solmssen**
Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2012
Company positions
Comparable positions outside Germany:
Siemens Canada Ltd., Canada
(Chairman)
Siemens Corp., USA
(Chairman)
Siemens S.A., Colombia
(Chairman)
Siemens S.A. de C.V., Mexico
(Chairman)

**Klaus Wucherer, Prof. Dr.-Ing., Dr.-Ing. E. h.**
(until December 31, 2007)
Date of birth: July 9, 1944
First appointed: August 1, 1999
Term originally to have expired: March 31, 2008
External positions
(as of December 31, 2007)
German supervisory board positions:
Deutsche Messe AG, Hanover
Gildemeister AG, Bielefeld
Infineon Technologies AG, Munich
INPRO Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH, Berlin
LEONI AG, Nuremberg
SAP AG, Walldorf
Company positions
German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
Comparable positions outside Germany:
Siemens Ltd., China
(Chairman)
Siemens Ltd., India
Siemens Ltd., Korea
Siemens S.A., Portugal
(Chairman) (until April 29, 2008)

Barbara Kux was appointed to the Managing Board on November 17, 2008. Effective November 30, 2008, Jim Reid-Anderson resigned from the Managing Board.

The Siemens Corporate Structure is shown on the foldout inside the back cover.
As of September 30, 2008

## Managing Board committees

| Committees | Meetings in fiscal 2008 | Duties and responsibilities | Members as of September 30, 2008 |
|---|---|---|---|
| Corporate Executive Committee[1] | 7 meetings | The Corporate Executive Committee comprised the President of the Managing Board, the heads of Corporate Finance and Corporate Personnel as well as other Managing Board members elected by the Managing Board. Until its dissolution, the Corporate Executive Committee had full authority to act for and on behalf of the Managing Board between meetings of the Managing Board. | until December 31, 2007:<br>Peter Löscher<br>Heinrich Hiesinger, Dr.-Ing.<br>Joe Kaeser<br>Rudi Lamprecht<br>Jürgen Radomski,<br>Dr. rer. pol. h. c., Dr. techn. h. c.<br>Hermann Requardt,<br>Prof. Dr. phil. nat.<br>Uriel J. Sharef, Dr. rer. pol.<br>Peter Y. Solmssen<br>Klaus Wucherer,<br>Prof. Dr.-Ing., Dr.-Ing. E. h. |
| Equity and Employee Stock Committee | 0 meetings<br>2 decisions by notational voting using written circulations | This Committee oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of various capital measures. | Peter Löscher<br>Joe Kaeser<br>Jürgen Radomski,<br>Dr. rer. pol. h. c., Dr. techn. h. c.,<br>(until December 31, 2007)<br>Siegfried Russwurm, Dr.-Ing.<br>(since January 1, 2008) |

[1] Dissolved on December 31, 2007

Further information on Corporate Governance at Siemens is available at: www.siemens.com/corporate_governance



### Statement of the Managing Board

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the consolidated financial statements and management's discussion and analysis. Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that its financial reporting is conducted in accordance with accepted accounting principles.

The members of the managements of the Sectors and Cross-Sector Businesses as well as the chief executives of the Siemens companies have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Compliance with the guidelines as well as the reliability and effectiveness of the control systems are continuously examined by the internal corporate audit function throughout the group.

Our risk management system complies with the requirements of the German Corporation Act (AktG). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution made at the Annual Shareholders' Meeting, KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft) has audited the consolidated financial statements and management's discussion and analysis, and issued an unqualified opinion.

Together with the independent auditors, the Supervisory Board has thoroughly examined the consolidated financial statements, management's discussion and analysis, and the independent auditors' report. The result of this examination is included in the Report of the Supervisory Board (pages 6 to 11 of the financial section of this Annual Report).

The Managing Board
of Siemens Aktiengesellschaft

### Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Munich, November 21, 2008

Siemens AG
The Managing Board

| | | |
|---|---|---|
| Peter Löscher | Wolfgang Dehen | Dr. Heinrich Hiesinger |
| Joe Kaeser | Barbara Kux | Jim Reid-Anderson |
| Prof. Dr. Hermann Requardt | Dr. Siegfried Russwurm | Peter Y. Solmssen |

**Independent Auditors' Report**

We have audited the consolidated financial statements prepared by Siemens Aktiengesellschaft, Berlin and Munich, comprising the balance sheet, the statements of income, income and expense recognized in equity and cash flow and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2007 to September 30, 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch "German Commercial Code"] are the responsibility of the Managing Board of the Company. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. Inaddition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, November 21, 2008

KPMG AG
Wirtschaftsprüfungsgesellschaft
(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

v. Heynitz — Wirtschaftsprüfer
Rohrbach — Wirtschaftsprüfer
(Independent Auditors)



# Five-year summary

| Revenue and earnings[1] (in millions of euros) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Revenue | 77,327 | 72,448 | 66,487 | 55,781 | 61,480 |
| Gross profit | 21,043 | 20,876 | 17,379 | 15,683 | 18,710 |
| Income from continuing operations | 1,859 | 3,909 | 2,642 | 2,813 | 3,006 |
| Net income | 5,886 | 4,038 | 3,345 | 2,576 | 3,405 |

| Assets, liabilities and equity[1] (in millions of euros) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Current assets | 43,242 | 42,932 | 50,014 | 45,502 | 45,946 |
| Current liabilities | 42,451 | 43,894 | 38,964 | 38,376 | 33,435 |
| Debt | 14,079 | 15,497 | 15,297 | 12,035 | 11,219 |
| Long-term debt | 14,260 | 9,860 | 13,122 | 8,040 | 9,785 |
| Net liquidity[2] | (9,034) | (11,299) | (4,487) | (1,681) | 2,357 |
| Pension plans and similar commitments | 4,361 | 2,780 | 5,083 | 5,460 | 4,392 |
| Equity | 27,380 | 29,627 | 25,895 | 23,791 | 26,454 |
| as a percentage of total assets | 29 | 32 | 30 | 29 | 33 |
| Total assets | 94,463 | 91,555 | 87,528 | 81,579 | 79,239 |

| Cash flows[1] (in millions of euros) | 2008 | 2007 | 2006 | 2005 | 2004[1] |
|---|---|---|---|---|---|
| Net cash provided by operating activities | 9,281 | 9,822 | 5,003 | 3,198 | 5,080 |
| Amortization, depreciation and impairments[4] | 3,015 | 2,625 | 2,314 | 2,267 | 2,821 |
| Net cash used in investing activities | (9,989) | (10,068) | (4,315) | (5,052) | (1,818) |
| Additions to intangible assets and property, plant and equipment | (3,542) | (3,067) | (3,183) | (2,670) | (2,764) |
| Net cash provided by (used in) financing activities | 3,730 | (5,792) | 1,540 | (2,241) | (3,108) |
| Net increase (decrease) in cash and cash equivalents | 1,989 | (5,274) | 2,093 | (4,069) | 41 |
| Free cash flow | 5,739 | 6,755 | 1,820 | 528 | 2,316 |

| Employees[3] – continuing operations | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Employees[5] (September 30, in thousands) | 427 | 398 | 371 | 359 | 376 |
| Employee costs (in millions of euros) | 25,646 | 22,525 | 22,790 | 20,299 | 22,964 |

(1) Amounts for 2008, 2007, 2006 and 2005 are according to IFRS, amounts for 2004 according to U.S. GAAP. The historical results of Siemens VDO Automotive (SV) are reported as discontinued operations in the Consolidated Statements of Income for all periods presented. Cash flows for 2004 include amounts related to SV.
(2) Net liquidity includes four positions of the Consolidated Balance Sheets: Cash and cash equivalents, current Available-for-sale financial assets (fiscal 2008, 2007 and 2006)/Marketable securities (fiscal 2005 and 2004), Short-term debt and current maturities of long-term debt and Long-term debt.
(3) Continuing and discontinued operations.
(4) Amortization and impairment of intangible assets other than goodwill and depreciation and impairment of property, plant and equipment.
(5) Without temporary student workers and trainees.
(6) To be proposed at the Annual Shareholders' Meeting.
(7) XETRA closing prices, Frankfurt.
(8) Based on shares outstanding.

| Key capital market data (in euros, unless otherwise indicated) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Earnings per share from continuing operations | 1.91 | 4.13 | 2.78 | 2.96 | 3.37 |
| Diluted earnings per share from continuing operations | 1.90 | 3.99 | 2.77 | 2.85 | 3.23 |
| Dividend per share | 1.60[6] | 1.60 | 1.45 | 1.35 | 1.25 |
| Siemens stock price[7] | | | | | |
| High | 108.86 | 111.17 | 79.77 | 66.18 | 68.30 |
| Low | 64.91 | 66.91 | 60.08 | 56.20 | 52.02 |
| Year-end (September 30) | 65.75 | 96.42 | 68.80 | 64.10 | 59.21 |
| Siemens stock performance over prior year (in percentage points) | | | | | |
| Compared to DAX index | - 4.68 | + 11.72 | - 9.80 | - 19.10 | - 1.59 |
| Compared to Dow Jones STOXX index | - 0.40 | + 29.18 | - 8.46 | - 17.85 | + 0.17 |
| Number of shares (in millions) | 914 | 914 | 891 | 891 | 891 |
| Market capitalization at period-end (in millions of euros)[8] | 56,647 | 88,147 | 61,307 | 57,118 | 52,761 |
| Credit rating of long-term debt | | | | | |
| Standard & Poor's | AA- | AA- | AA- | AA- | AA- |
| Moody's | A1 | A1 | Aa3 | Aa3 | Aa3 |

| Quarterly data (in millions of euros) | 2008 | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|---|
| Revenue | 77,327 | 21,651 | 19,182 | 18,094 | 18,400 |
| Net income | 5,886 | (2,420) | 1,419 | 412 | 6,475 |

| Quarterly data (in millions of euros) | 2007 | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|---|
| Revenue | 72,448 | 20,201 | 17,517 | 18,001 | 16,729 |
| Net income | 4,038 | (74) | 2,065 | 1,259 | 788 |

**Siemens AG – Statement of income and balance sheet***
(condensed version) (in billions of euros)

| Years ended September 30 | 2008 | 2007 |
|---|---|---|
| Net sales | 26.8 | 26.6 |
| Cost of sales | (20.9) | (19.6) |
| Gross profit on sales | 5.9 | 7.0 |
| Other functional costs | (6.7) | (6.9)** |
| Other income and expense, net | 1.2 | (0.2)** |
| Income before income taxes | 0.4 | (0.1)** |
| Income taxes | (0.8) | 0.2 |
| Extraordinary result | 2.0 | 2.2 ** |
| Net income | 1.6 | 2.3 |
| Profit available for distribution | 1.5 | 1.5 |

* Prepared in accordance with the German Commercial Code (HGB).
** Reallocation in income statement.

| As of September 30 | 2008 | 2007 |
|---|---|---|
| Property, plant equipment | 1.9 | 1.7 |
| Investments | 36.9 | 36.6 |
| Non-current | 38.8 | 38.3 |
| Inventories | - | - |
| Receivables and prepaid expense | 15.9 | 21.3 |
| Marketable securities, liquid assets | 6.0 | 2.8 |
| Total assets | 60.7 | 62.4 |
| Shareholders' equity | 19.2 | 19.0 |
| Accrued liabilities and special reserves | 18.6 | 15.4 |
| Debt | - | 0.1 |
| Other liabilities | 22.9 | 27.9 |
| Total shareholders' equity and liabilities | 60.7 | 62.4 |



# Glossary

| | | |
|---|---|---|
| A | American depositary receipts (ADRs) | Negotiable share certificates issued by major U.S. banks, related to non-American shares deposited with them. ADRs are generally issued in a ratio of 1:1. |
| | Asset management | The process of managing corporate assets in order to enhance operational efficiency while minimizing costs and associated risks. |
| B | Benchmarking | A technique used to compare the products, services, processes and financials within an organization with the best practices at other, similar organizations. |
| | Business portfolio | The aggregate total of business areas in which Siemens is active. |
| C | Captive finance unit | A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating units of that enterprise. |
| | Cash conversion rate | Measures the proportion of profit that is converted into free cash flow. |
| | Cash flow | The net cash inflow or outflow for a specific time period. |
| | Cash management | The management of cash and cash equivalents within an organization to optimize financial activities. |
| | Commercial paper | Short-term loan issued in the open market by companies with strong credit ratings. Maturities typically range from 2 to 270 days. |
| | Consolidated financial statements | Financial statements that bring together all the assets, liabilities, net worth, results of operations and cash flows of two or more affiliated companies, as though the business were in fact a single economic entity. |
| | Corporate Treasury | A corporate function responsible for ensuring the availability of company-wide financing and cash management, including consulting services involving issues of corporate finance, interest rates and currencies, liquidity management and all other questions related to the financial management of operations. |
| | Cost of capital | The rate that a company must pay for its capital. |
| D | Debt-to-equity ratio | Total long-term debt divided by total shareholders' equity. |
| | Deferred taxes | Assets and liabilities arising from the different treatment of transactions for financial and tax reporting purposes. |
| | Defined benefit obligation (DBO) | A measure to determine pension liabilities. The DBO is the actuarial present value of employees' vested and non-vested pension benefits as of a specific date (including compensation increases), attributable to employee services performed as of that date. |
| | Derivative | A financial instrument that derives its value from the price or expected price of an underlying asset (for example, a security, currency or bond). |
| | Discontinued operations | A separate unit of an enterprise (clearly distinguishable from the rest of the entity) that has been disposed of or is classified as held for sale, if the unit's operations and cash flows are eliminated from the ongoing operations and the ongoing operations will not have any significant continuing involvement in the unit. |
| E | Equity method | Valuation method used to account for interests in companies in which the investor has the ability to exercise significant influence over the investee's operating and financial policies (associated companies). |
| | Expected long-term rate of return on pension plan assets | The average rate of earnings expected on plan assets. |
| F | Free cash flow | A measure of operative cash generation. It represents net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. |
| | Fully diluted | Earnings per share are fully diluted when they reflect the effects of an assumed conversion or the exercise of all potentially dilutive securities or stock options. |
| | Functional costs | Functional costs include cost of sales, R&D expenses, marketing and selling expenses, and general administration expenses. |
| | Funded status of pension plan | The difference between a pension plan's defined benefit obligation (DBO) and the fair market value of assets designated to the pension plan (plan assets) as of a specific date. |

| | | |
|---|---|---|
| G | GASC | Short for German Accounting Standards Committee. An independent registered association that develops, among other things, accounting standards for application in the area of consolidated financial reporting. |
| | German GAAP | Short for Generally Accepted Accounting Principles in Germany. The accounting concepts, measurements, techniques and standards of presentation used in financial statements in Germany pursuant to the German Commercial Code (HGB). |
| | Goodwill | The excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. |
| H | Hedging | A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.). |
| | Hybrid bond | A hybrid bond is a bond that, due to its subordination, bears the character of both debt and equity. |
| I | IFRS | Short for International Financial Reporting Standards, previously International Accounting Standards (IAS). According to the IAS as endorsed by the European Union, publicly traded European Union companies are required to prepare their consolidated financial statements in accordance with IFRS beginning January 2005 and/or January 2007 at the latest. |
| J | Joint venture | A form of business partnership between two or more companies to engage in a commercial enterprise with mutual sharing of profits and losses. |
| M | Medium-term note program | Flexible financing framework providing for the issuance of notes in rotation in the context of a program unrestricted in time (constant issue). The notes may be issued in several tranches, with terms and conditions and time of issue being determined in accordance with then current goals and prevailing market conditions. |
| | Moody's Investors Service | Independent rating agency that assesses securities investment and credit risk. |
| N | Net cash from operating and investing activities | Total of cash provided by (used in) operating and investing activities as determined in the Statements of Cash Flow. |
| | Net periodic benefit cost (NPBC) | The amount of pension costs recorded in the Statements of Income. Net periodic benefit cost components include service cost, interest cost, expected return on plan assets, amortization of past service cost or benefits and gains or losses due to settlements and curtailments. |
| R | R&D | Abbreviation for "research and development." |
| | Rating | Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service). |
| | Return on capital employed (ROCE) | A measure for the efficiency and profitability of a company's investments. It is an indicator of how well a company is utilizing capital to generate profits. |
| | Risk management | Systematic process to identify, assess and monitor various financial risk factors and to select and implement measures to handle those risk factors. |
| S | SEC | Short for Securities and Exchange Commission. The primary federal agency in the U.S. responsible for regulating the financial reporting practices of most publicly owned corporations in connection with the buying and selling of stocks and bonds. |
| | Standard & Poor's | Independent rating agency that provides evaluation of securities investment and credit risk. |
| | Stock options | Form of employee incentive and compensation. The employee is given an option to purchase a company's shares if certain targets are met under specified conditions. |
| U | U.S. GAAP | Short for United States Generally Accepted Accounting Principles. The accounting concepts, measurements, techniques and standards of presentation applicable to financial statements in the U.S. |
| V | Volatility | The degree of fluctuation for a given price or rate, such as a stock price or currency exchange rate. |



# Index

# Siemens Financial Calendar*

| | |
|---|---|
| First-quarter financial report | Jan. 27, 2009 |
| Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m. | Jan. 27, 2009 |
| Ex-dividend date | Jan. 28, 2009 |
| Second-quarter financial report and Semiannual Press Conference | Apr. 29, 2009 |
| Third-quarter financial report | July 30, 2009 |
| Annual Press Conference | Dec. 3, 2009 |
| Annual Shareholders' Meeting for fiscal 2009 | Jan. 26, 2010 |

* Provisional. Updates will be posted at:
www.siemens.com/financial_calendar

**Chlorine-free and climate-neutral – For the benefit of the environment**

In line with our strong commitment to the responsible management of natural resources, this Annual Report has been produced using chlorine-free materials and climate-friendly production processes.

We support the goals of the Forest Stewardship Council (FSC), which was founded in 1993 to promote the environmentally appropriate, socially beneficial and economically viable management of the world's forests. Consequently, all the paper used in this Annual Report comes from recycled materials or controlled sources such as sustainable forests. The mill in which the paper was produced is certified in accordance with ISO 14001 and EMAS environmental guidelines. The pulps used are totally chlorine-free and were partly bleached without the use of chlorine gas. The inks used in the printing process were made from renewable raw materials.

In addition, the $CO_2$ emissions generated during paper and ink production and in the printing process were measured and subsequently neutralized by the purchase and retirement of high-quality emission reduction certificates.

FSC Mixed Sources

Print $CO_2$ compensated
Ident-No. 080301

# Information resources

Further information on the contents of this Annual Report is available at:

| | |
|---|---|
| Telephone | +49 89 636-33032 (Press Office) |
| | +49 89 636-32474 (Investor Relations) |
| Fax | +49 89 636-30085 (Press Office) |
| | +49 89 636-32830 (Investor Relations) |
| E-mail | press@siemens.com |
| | investorrelations@siemens.com |

Address
Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany
Internet www.siemens.com

This Report is also available in German, French and Spanish. An abridged Japanese version will be available as of January 2009 at: www.siemens.co.jp

The English and German versions can be downloaded at:
www.siemens.com/annual-report and
www.siemens.com/geschaeftsbericht

Copies of this Report are available from:

| | |
|---|---|
| E-mail | siemens@bek-gmbh.de |
| Internet | www.siemens.com/order_annualreport |
| Telephone | +49 7237-480024 |
| Fax | +49 7237-1736 |

Siemens employees may obtain additional copies from:
LZF, Fürth-Bislohe

| | |
|---|---|
| Intranet | http://c4bs.spls.de/ |
| Fax | +49 911 654-4271 |
| German | Order no. A19100-F-V75 |
| English | Order no. A19100-F-V75-X-7600 |
| French | Order no. A19100-F-V75-X-7700 |
| Spanish | Order no. A19100-F-V75-X-7800 |

Employees should be sure to include postal address and complete order data (Org-ID and cost center information).

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls with journalists and analysts supplement these reports. Two major press conferences – one at mid-year and one at year-end – as well as an annual analyst conference give journalists and analysts further opportunities to review developments in our businesses. The financial reports for the first three quarters are complemented by an extensive interim report comprising management's discussion and analysis as well as the Consolidated Financial Statements (with notes). These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All of these financial reports are available at:
www.siemens.com/financialreports

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

Concept and coordination
Corporate Communications and Government Affairs:

Christoph Wegener

Johannes von Karczewski
E-mail johannes.karczewski@siemens.com

Stephanie Wiesner
E-mail stephanie.wiesner@siemens.com

Corporate Finance:

Ralph Dietrich
E-mail ralph.dietrich@siemens.com

Layout and production
Publicis KommunikationsAgentur GmbH, GWA, Erlangen



# Corporate Structure

## Managing Board of Siemens AG [1]

| Peter Löscher<br>President and<br>Chief Executive Officer | Joe Kaeser | Siegfried Russwurm | Peter Y. Solmssen |
|---|---|---|---|
| Corporate Development | Corporate Finance and Controlling | Corporate Human Resources | Corporate Legal and Compliance |
| Corporate Communications and Government Affairs | Siemens Financial Services | Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East | Americas |
| | Siemens IT Solutions and Services | | |
| | Siemens Real Estate | | |

## Industry Sector
**Heinrich Hiesinger**

### Industry Divisions

**Industry Automation**
Anton S. Huber

**Drive Technologies**
Klaus Helmrich

**Building Technologies**
Johannes Milde

**OSRAM**
Martin Goetzeler

**Industry Solutions**
Jens Michael Wegmann

**Mobility**
Hans-Jörg Grundmann

## Energy Sector
**Wolfgang Dehen**

### Energy Divisions

**Fossil Power Generation**
Michael Süß

**Renewable Energy**
René Umlauft

**Oil & Gas**
Frank Stieler

**Energy Service**
Randy H. Zwirn

**Power Transmission**
Udo Niehage

**Power Distribution**
Ralf Christian

## Regional Clusters

**Europe, C.I.S., Africa, Middle East**

| | |
|---|---|
| Germany | Josef Winter |
| North West Europe | Andreas J. Goss |
| South West Europe | Francisco Belil |
| Central Eastern Europe | Brigitte Ederer |
| Russia/Central Asia | Dietrich Möller |
| Eastern Mediterranean | Hueseyin Gelis |
| Western and Central Africa | Dirk Hoke |
| Southern Africa | Siegmar Proebstl |
| Middle East | Erich Käser |

**Americas**

| | |
|---|---|
| U.S. | George Nolen |
| Canada | Günther Scholz |
| Meso-America | Hans-Joachim Kohlsdorf |
| Brazil | Adilson Primo |
| Austral-Andina | Heinz Consul |

[1] See also Book I, pages 8-9 and Book II, page 218.

| Barbara Kux | Heinrich Hiesinger | Wolfgang Dehen | Hermann Requardt |
|---|---|---|---|
| Supply Chain Management | Industry | Energy | Healthcare |
| Global Shared Services | Corporate Information Technology | Asia, Australia | Corporate Technology |

## Healthcare Sector
**Hermann Requardt**

### Healthcare Divisions

**Imaging & IT**
Bernd Montag

**Workflow & Solutions**
Thomas Miller

**Diagnostics**
Donal Quinn

### Asia, Australia

| | |
|---|---|
| North East Asia | Richard Hausmann |
| South Asia | Armin Bruck |
| Japan | Peter Zapf |
| Pacific | Albert Goller |
| ASEAN | Lothar Herrmann |
| West Asia | Sohail Siddiqui |

## Cross-Sector Businesses

**Siemens IT Solutions and Services**
Christoph Kollatz

**Siemens Financial Services**
Dominik Asam

## Cross-Sector Services

**Global Shared Services**
Denice Kronau

**Siemens Real Estate**
Zsolt Sluitner

As of January 1, 2009
Members of the Supervisory Board are listed on pages 214-15.

www.siemens.com

Siemens Aktiengesellschaft

Order no. A19100-F-V75-X-7600

# List of subsidiaries and associated companies

of Siemens worldwide in accordance with §313 (2), HGB

| September 30, 2008 | Equity interest in % |
|---|---|
| **I. Subsidiaries** | |
| A) Consolidated | |
| 1. Germany (171 companies) | |
| A. Friedr. Flender AG, Bocholt | 100 (5) |
| A. Friedr. Flender Grundstücksmanagementgesellschaft mbH & Co. KG, Bocholt | 95 (4) |
| Airport Munich Logistics and Services GmbH, Hallbergmoos | 100 |
| Alpha Verteilertechnik GmbH, Cham | 100 (5) |
| applied international informatics (Holding) GmbH, Berlin | 100 |
| applied international informatics GmbH & Co. KG, Berlin | 100 (4) |
| Atecs Mannesmann GmbH, Dusseldorf | 100 (5) |
| Audio Service GmbH, Herford | 100 |
| Berliner Vermögensverwaltung GmbH, Berlin | 100 (5) |
| bibis Information Technology and Services GmbH, Munich | 100 |
| BWI Services GmbH, Meckenheim | 100 (5) |
| CAPTA Grundstücksgesellschaft mbH & Co. KG, Grünwald | 100 (4) |
| CAS innovations GmbH & Co. KG, Erlangen | 100 (4) |
| CePLuS Steuerungstechnik GmbH, Magdeburg | 75 |
| Chemfeed Holding GmbH, Günzburg | 100 |
| CommerzFinance & Leasing GmbH, Munich | 100 (5) |
| DA Creative GmbH, Munich | 100 |
| Dade Behring Beteiligungs GmbH, Eschborn | 100 |
| Dade Behring Grundstücks GmbH, Marburg | 100 |
| Dade Behring Vertriebs Beteiligungs GmbH, Schwalbach am Taunus | 100 |
| Demag Mobile Cranes GmbH, Munich | 100 (5) |
| DPC Holding GmbH, Eschborn | 100 |
| EDI – USS Umsatzsteuersammelrechnungen und Signaturen GmbH & Co. KG, Munich | 100 (4) |
| ELIN Energietechnik GmbH, Berlin | 100 |
| ePS & RTS Automation Software GmbH, Renningen | 100 (5) |
| ERA Verwaltungsgesellschaft mbH & Co. KG, Grünwald | 100 (4) |
| ETM Deutschland GmbH, Laatzen | 100 |
| evosoft GmbH, Nuremberg | 98 |
| FACTA Grundstücks-Entwicklungsgesellschaft mbH & Co. KG, Munich | 100 (4) |
| Flender Grundstücksmanagementgesellschaft mbH & Co. KG, Bocholt | 95 (4) |
| Flender Guss GmbH, Chemnitz | 100 (5) |
| Flender Immobilien Verwaltungs GmbH, Bocholt | 100 (5) |
| Flender Industriegetriebe GmbH, Penig | 100 (5) |
| HanseCom Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Hamburg | 74 |
| HSP Hochspannungsgeräte GmbH, Troisdorf | 100 (5) |
| ILLIT Grundstücks-Verwaltungsgesellschaft mbH, Grünwald | 95 |
| ILLIT Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald | 85 (4) |
| Immosuisse GmbH Immobilien Management i.L., Berlin | 100 |
| Industrieschutz Assekuranz-Vermittlung GmbH, Mülheim a. d. Ruhr | 100 (5) |
| Industrieschutz Insurance Broker GmbH, Mülheim a. d. Ruhr | 51 |
| IPGD Grundstücksverwaltungs-Gesellschaft mbH, Munich | 100 |
| Jawa Power Holding GmbH, Erlangen | 100 (5) |
| KMK Kunststoff Metall und Komponenten GmbH & Co. KG, Karlsruhe | 100 (4) |
| KompTime GmbH, Munich | 100 |
| LAUTUS Grundstücks-Verwaltungsgesellschaft KG i.L., Grünwald | 100 (4) |
| Lincas Electro Vertriebsgesellschaft mbH, Hamburg | 100 |
| LINCAS Export Services GmbH, Hamburg | 100 (5) |
| Loher GmbH, Ruhstorf a.d. Rott | 100 (5) |
| Loher Grundstücksmanagementgesellschaft mbH & Co. KG, Ruhstorf a.d. Rott | 95 (4) |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| LS Language Services GmbH, Munich | 100 [5] |
| Mannesmann Demag Krauss-Maffei GmbH, Munich | 100 [5] |
| mdexx Magnetronic Devices GmbH & Co. KG, Bremen | 100 [4] |
| Mechanik Center Erlangen GmbH, Erlangen | 100 |
| messMa GmbH, Irxleben | 100 |
| OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bocholt KG, Dusseldorf | 95 |
| OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG, Tübingen | 93 |
| OSRAM GmbH, Munich | 100 [5] |
| OSRAM Light Consulting GmbH, Munich | 100 [5] |
| OSRAM Opto Semiconductors GmbH, Regensburg | 100 [5] |
| Partikeltherapiezentrum Kiel Holding GmbH, Erlangen | 100 [5] |
| Projektbau-Arena-Berlin GmbH, Munich | 100 |
| R & S Restaurant Services GmbH, Munich | 100 |
| Radium Lampenwerk Gesellschaft mbH, Wipperfürth | 100 [5] |
| REMECH Systemtechnik GmbH & Co. KG, Kamsdorf | 100 [4] |
| RESTART Gesellschaft für back up-Systeme mbH, Hannover | 100 |
| RISICOM Rückversicherung AG, Grünwald | 100 |
| Ruhrpilot Betriebsgesellschaft GmbH, Essen | 85 |
| Ruhrtal Hochspannungsgeräte GmbH & Co. OHG, Bochum | 100 [4] |
| SiCED Electronics Development GmbH & Co. KG, Erlangen | 51 [4] |
| SiCrystal AG, Erlangen | 74 |
| Siemens Audiologische Technik GmbH, Erlangen | 100 [5] |
| Siemens Beteiligungen Inland GmbH, Munich | 100 [5] |
| Siemens Beteiligungen USA GmbH, Munich | 100 [5] |
| Siemens Beteiligungsgesellschaft Berlin mbH & Co. OHG, Berlin | 100 [4] |
| Siemens Beteiligungsverwaltung GmbH & Co. OHG, Grünwald | 100 [4] |
| Siemens Building Technologies Fire & Security Products GmbH & Co. oHG, Munich | 100 [4] |
| Siemens Building Technologies GmbH & Co. oHG, Erlangen | 100 [4] |
| Siemens Building Technologies Holding GmbH, Grünwald | 100 |
| Siemens Building Technologies HVAC Products GmbH, Rastatt | 100 [5] |
| Siemens Busbar Trunking Systems GmbH & Co. KG, Cologne | 100 [4] |
| Siemens ElectroCom Postautomation GmbH, Berlin | 100 [5] |
| Siemens Energy Automation GmbH, Erlangen | 100 [4] |
| Siemens Finance & Leasing GmbH, Munich | 100 [5] |
| Siemens Financial Services GmbH, Munich | 100 |
| Siemens Fuel Gasification Technology GmbH & Co. KG, Freiberg | 100 [4] |
| Siemens Geared Motors Gesellschaft mit beschränkter Haftung, Tübingen | 100 [5] |
| Siemens Grundstücksgesellschaft KASSIA mbH & Co. KG, Erlangen | 100 [4] |
| Siemens Grundstücks-Verwaltungsgesellschaft KASSIA mbH, Erlangen | 100 |
| Siemens Healthcare Diagnostics Beteiligungen GmbH, Eschborn | 100 |
| Siemens Healthcare Diagnostics GmbH, Eschborn | 100 |
| Siemens Healthcare Diagnostics Holding GmbH, Eschborn | 100 |
| Siemens Healthcare Diagnostics Products GmbH, Marburg | 100 |
| Siemens Healthcare Diagnostics Verwaltungs GmbH, Eschborn | 100 |
| Siemens Home and Office Communication Devices GmbH & Co. KG, Munich | 100 [4] |
| Siemens Industrial Turbomachinery GmbH, Duisburg | 100 [5] |
| Siemens Industrial Turbomachinery Holding GmbH, Duisburg | 100 |
| Siemens Industrial Turbomachinery International Holding GmbH, Duisburg | 100 |
| Siemens Industrie Bauprojekte GmbH i.L., Munich | 100 |
| Siemens Industriepark Karlsruhe GmbH & Co. KG, Karlsruhe | 100 [4] |
| Siemens Industrieturbinen Beteiligungen GmbH, Munich | 100 |
| Siemens IT Solutions and Services Management GmbH, Munich | 100 |
| Siemens IT Solutions and Services Verwaltungs-GmbH, Munich | 100 [5] |
| Siemens IT-Dienstleistung und Beratung GmbH, Essen | 100 [5] |
| Siemens Kapitalanlagegesellschaft mbH, Munich | 100 |
| Siemens Linear Motor Systems GmbH & Co. KG, Munich | 100 [4] |
| Siemens Linear Motor Systems Verwaltungs-GmbH, Munich | 100 |
| Siemens Medical Holding GmbH, Erlangen | 100 [5] |
| Siemens Medical Solutions GSD GmbH, Berlin | 100 |

[1] Subsidiary pursuant to § 290 (2) No. 1, HGB.
[2] Subsidiary pursuant to § 290 (2) No. 2, HGB.
[3] Subsidiary pursuant to § 290 (2) No. 3, HGB.
[4] Exemption pursuant to § 264 b, HGB.
[5] Exemption pursuant to § 264 (3), HGB.
[6] Controlling influence through contractual arrangements or legal circumstances.
[7] No controlling influence due to contractual arrangements or legal circumstances.
[8] Voting interest 24%
[9] Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens Medical Solutions Health Services GmbH, Erlangen | 100 |
| Siemens Nixdorf Informationssysteme GmbH, Grünwald | 100 |
| Siemens Power Control GmbH, Langen | 100 (5) |
| Siemens Private Finance Versicherungs- und Kapitalanlagenvermittlungs-GmbH, Munich | 100 (5) |
| Siemens Product Lifecycle Management Software (DE) GmbH, Cologne | 100 |
| Siemens Product Lifecycle Management Software II (DE) GmbH, Stuttgart | 100 |
| Siemens Product Lifecycle Management Software III (DE) GmbH, Lindau | 100 |
| Siemens Product Lifecycle Management Software IV (DE) GmbH, Cologne | 100 |
| Siemens Programm- und Systementwicklung GmbH & Co. KG, Hamburg | 100 (4) |
| Siemens Project Ventures GmbH, Erlangen | 100 (5) |
| Siemens Real Estate GmbH & Co. OHG, Grünwald | 100 (4) |
| Siemens Technopark Berlin GmbH & Co. KG, Berlin | 100 (4) |
| Siemens Technopark Beteiligungen GmbH & Co. KG, Munich | 100 (4) |
| Siemens Technopark Bruchsal GmbH & Co. KG, Bruchsal | 100 (4) |
| Siemens Technopark Hanau GmbH & Co. KG, Hanau | 100 (4) |
| Siemens Technopark Mülheim GmbH & Co. KG, Mülheim a. d. Ruhr | 100 (4) |
| Siemens Technopark Nürnberg GmbH & Co. KG, Nuremberg | 100 (4) |
| Siemens Turbomachinery Equipment GmbH, Frankenthal | 100 (5) |
| Siemens VAI Metals Technologies GmbH, Willstätt-Legelshurst | 100 |
| Siemens Venture Capital GmbH, Munich | 100 (5) |
| Siemens Wind Power GmbH, Bremen | 100 |
| Siemens Wohnungsgesellschaft mbH & Co. OHG, Munich | 100 (4) |
| SILLIT Grundstücks-Verwaltungsgesellschaft mbH, Munich | 100 |
| SILOR GmbH, Munich | 100 |
| SIM 2. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 6. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 7. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 8. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 12. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 13. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 15. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 16. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 18. Grundstücks-GmbH & Co. KG i.L., Munich | 100 (4) |
| SIM 20. Grundstücks-GmbH & Co. KG, Erlangen | 100 (4) |
| SIMAR Nordost Grundstücks-GmbH, Munich | 100 |
| SIMAR Nordwest Grundstücks-GmbH, Munich | 100 |
| SIMAR Ost Grundstücks-GmbH, Munich | 100 |
| SIMAR Süd Grundstücks-GmbH, Munich | 100 |
| SIMAR West Grundstücks-GmbH, Munich | 100 |
| SIMOS Real Estate GmbH, Munich | 100 |
| sinius GmbH, Frankfurt am Main | 100 (5) |
| SIPAS 1. Grundstücks-GmbH, Munich | 100 |
| SIPAS 2. Grundstücks-GmbH, Munich | 100 |
| SIPAS 3. Grundstücks-GmbH, Munich | 100 |
| SIPAS 4. Grundstücks-GmbH, Munich | 100 |
| SITrust GmbH, Frankfurt am Main | 0 (6) |
| Stöhr-Förderanlagen Salzer GmbH, Offenbach | 100 (5) |
| SYKATEC Systeme, Komponenten, Anwendungstechnologie GmbH & Co. KG, Erlangen | 100 (4) |
| SYKATEC Verwaltungs-GmbH, Erlangen | 100 |
| TGB Technisches Gemeinschaftsbüro GmbH, Kassel | 100 |
| TLT-Turbo GmbH, Zweibrücken | 100 (5) |
| Trench Germany GmbH, Bamberg | 100 |
| Turbine Airfoil Coating and Repair GmbH, Berlin | 100 |
| VAI Seuthe GmbH, Hemer | 100 |
| VIB Verkehrsinformationsagentur Bayern GmbH, Munich | 51 |
| VMZ Berlin Betreibergesellschaft mbH, Berlin | 100 |
| VVK Versicherungsvermittlungs- und Verkehrskontor GmbH, Munich | 100 (5) |
| Wallace & Tiernan GmbH, Günzburg | 100 |
| Weiss Spindeltechnologie GmbH, Schweinfurt | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Wesmag Grundstücksmanagement mbH & Co. KG, Wesel | 95 [4] |
| Wesmag Wesler Maschinenbau GmbH, Wesel | 100 [5] |
| Winergy AG, Voerde | 100 [5] |
| WIVERTIS Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Wiesbaden | 50 |
| **2. Europe (without Germany) (427 companies)** | |
| Security Management Technologies Albania Sh.p.k., Tirana/Albania | 100 |
| ADB S.A./N.V., Brussels/Belgium | 100 |
| COMPEX – IT Plant Solutions N.V., Ninove-Meerbeke/Belgium | 100 |
| Dade Behring European Services Sprl., Brussels/Belgium | 100 |
| Dade Behring SA, Brussels/Belgium | 100 |
| Oktopus S.A./N.V., Brussels/Belgium | 100 |
| SDRC Belgium N.V./S.A., Brussels/Belgium | 100 |
| Siemens Coordination Center S.A., Brussels/Belgium | 100 |
| Siemens IT Solutions and Services S.A., Anderlecht/Belgium | 100 |
| Siemens Medical Solutions Diagnostics b.v.b.a., Anderlecht/Belgium | 100 |
| Siemens Product Lifecycle Management Software (BE) NV, Zaventem/Belgium | 100 |
| Siemens Product Lifecycle Management Software II (BE) BVBA, Zaventem/Belgium | 100 |
| Siemens S.A./N.V., Anderlecht/Belgium | 100 |
| OSRAM d.o.o., Mostar/Bosnia and Herzegowina | 100 |
| OSRAM EOOD, Sofia/Bulgaria | 100 |
| Security Management Technologies Bulgaria EOOD, Sofia/Bulgaria | 100 |
| Siemens EOOD, Sofia/Bulgaria | 100 |
| Dade Behring A/S, Copenhagen/Denmark | 100 |
| OSRAM A/S, Taastrup/Denmark | 100 |
| pulz8 Communications ApS, Copenhagen/Denmark | 100 |
| Siemens A/S, Ballerup/Denmark | 100 |
| Siemens Flow Instruments A/S, Nordborg/Denmark | 100 |
| Siemens Höreapparater A/S, Copenhagen/Denmark | 100 |
| Siemens Product Lifecycle Management Software (DK) A/S, Kolding/Denmark | 100 |
| Siemens Product Lifecycle Management Software II (DK) Aps, Kolding/Denmark | 100 |
| Siemens Turbomachinery Equipment A/S, Helsingor/Denmark | 100 |
| Siemens Wind Power A/S, Brande/Denmark | 100 |
| Siemens Wind Power International ApS, Brande/Denmark | 100 |
| AS Siemens, Tallinn/Estonia | 100 |
| AS Siemens Electroservices, Tallinn/Estonia | 100 |
| Osaühing Siemens Medical Solutions Diagnostics, Tallinn/Estonia | 100 |
| Bewator Oy, Helsinki/Finland | 100 |
| Dade Behring OY, Helsinki/Finland | 100 |
| Diagnostic Products Corporation DPC Finland Oy, Helsinki/Finland | 100 |
| OY OSRAM AB, Vantaa/Finland | 100 |
| Siemens Financial Services Oy, Espoo/Finland | 100 |
| Siemens Osakeyhtiö, Espoo/Finland | 100 |
| Dade Behring Participations S.A.S., Paris/France | 100 |
| Dade Behring S.A.S., Paris/France | 100 |
| Flender-Graffenstaden SAS, Illkirch-Graffenstaden/France | 100 |
| OSRAM S.A.S.U., Molsheim/France | 100 |
| Sécurité Installation S.a.r.l., Buc/France | 100 |
| Siemens Audiologie S.A., Saint-Denis/France | 100 |
| Siemens Financial Services SAS, Saint-Denis/France | 100 |
| Siemens France Holding S.A.S., Saint-Denis/France | 100 |
| Siemens Health Services France S.A.S., Bidart/France | 100 |
| Siemens Healthcare Diagnostics S.A.S., Paris/France | 100 |
| Siemens Home and Office Communication Devices SAS, Saint-Denis/France | 100 |
| Siemens IT Solutions and Services S.A.S., Saint-Denis/France | 100 |
| Siemens Lease Services SAS, Saint-Denis/France | 100 |
| Siemens Product Lifecycle Management Software (FR) SAS, Jouy-en-Josas/France | 100 |
| Siemens Product Lifecycle Management Software II (FR) S.A.R.L., Jouy-en-Josas/France | 100 |
| Siemens Product Lifecycle Management Software III (FR) SAS, Meylan/France | 100 |
| Siemens Production Automatisation S.A.S., Hagenau/France | 100 |

[1] Subsidiary pursuant to § 290 (2) No. 1, HGB.
[2] Subsidiary pursuant to § 290 (2) No. 2, HGB.
[3] Subsidiary pursuant to § 290 (2) No. 3, HGB.
[4] Exemption pursuant to § 264 b, HGB.
[5] Exemption pursuant to § 264 (3), HGB.
[6] Controlling influence through contractual arrangements or legal circumstances.
[7] No controlling influence due to contractual arrangements or legal circumstances.
[8] Voting interest 24%
[9] Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens S.A.S., Saint-Denis/France | 100 |
| Siemens Transmission & Distribution SAS, Grenoble/France | 100 |
| Siemens Transportation Systems S.A.S., Chatillon/France | 100 |
| Siemens VAI Metals Technologies SAS, Saint Chamond/France | 100 |
| Trench France S.A.S., Saint Louis/France | 100 |
| Wallace & Tiernan S.a.r.l., Trappes/France | 100 |
| Tecnomatix Technologies (Gibraltar) Limited, Gibraltar/Gibraltar | 100 |
| Dade Behring Hellas ABEE, Chalandri/Greece | 100 |
| DPC – Tsakiris S.A., Thessaloniki/Greece | 100 |
| Kintec A.E., Athens/Greece | 70 |
| OSRAM A.E., Athens/Greece | 100 |
| Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens/Greece | 100 |
| Siemens Medical Solutions Diagnostics S.A., Athens/Greece | 100 |
| Bellevue Finance Ltd, Stoke Poges, Buckinghamshire/UK | 100 |
| Broadcastle Bank Limited, Stoke Poges, Buckinghamshire/UK | 100 |
| Broadcastle Finance Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Broadcastle Motor Contracts Ltd, Stoke Poges, Buckinghamshire/UK | 100 |
| Broadcastle plc, Stoke Poges, Buckinghamshire/UK | 100 |
| Business Equipment Finance Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Cash Express Ltd, Stoke Poges, Buckinghamshire/UK | 100 |
| Chemfeed Ltd., Tonbridge, Kent/UK | 100 |
| Crabtree Electrical Industries Limited, Frimley, Surrey/UK | 100 |
| Electrium (2003) Limited, Frimley, Surrey/UK | 100 |
| Electrium (UK) Limited, Frimley, Surrey/UK | 100 |
| Electrium Limited, Frimley, Surrey/UK | 100 |
| Electrium Sales Limited, Frimley, Surrey/UK | 100 |
| Electrocatalytic Ltd., Newport, Gwent/UK | 100 |
| Electrode Products Technology Ltd., in Liquidation, Newport, Gwent/UK | 100 |
| Europlex Technologies UK Limited, Bedford, Bedfordshire/UK | 100 |
| Flender Power Transmission Ltd., in Liquidation, Bradford, West Yorkshire/UK | 100 |
| FORAY 1315 Limited, Christchurch, Dorset/UK | 100 |
| Measurement & Control Services Ltd., Leeds, West Yorkshire/UK | 100 |
| Medical Equipment Finance Ltd, Stoke Poges, Buckinghamshire/UK | 100 |
| Memcor Ltd., Little Eaton, Derbyshire/UK | 100 |
| Morgan-Europe Limited, Sheffield, Yorkshire/UK | 99 |
| Old Broadcastle Finance Ltd, Stoke Poges, Buckinghamshire/UK | 100 |
| Oldbury (Banbury) Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| OSRAM Ltd., Langley, Berkshire/UK | 100 |
| Petnet Solutions Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| Roke Manor Research Ltd., Frimley, Surrey/UK | 98 |
| Shape Technology Ltd., Christchurch, Dorset/UK | 100 |
| Siemens Building Technologies FE Limited, Frimley, Surrey/UK | 100 |
| Siemens Building Technologies Ltd, Frimley, Surrey/UK | 100 |
| Siemens Building Technologies Security Holdings Ltd, in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Building Technologies Security Products Limited, Frimley, Surrey/UK | 100 |
| Siemens Building Technologies Security Solutions Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Building Technologies Security Systems Limited, Frimley, Surrey/UK | 100 |
| Siemens Company Secretariat Ltd., in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Energy Services Ltd., Frimley, Surrey/UK | 100 |
| Siemens Finance Collections Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Siemens Finance Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Siemens Financial Services Holdings Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Siemens Financial Services Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Siemens Flow Instruments Ltd., Stonehouse, Gloucestershire/UK | 100 |
| Siemens Healthcare Diagnostics Ltd., Milton Keynes, Borough of Milton Keynes/UK | 100 |
| Siemens Healthcare Diagnostics Manufacturing Ltd, Frimley, Surrey/UK | 100 |
| Siemens Healthcare Diagnostics Products Ltd, Llanberis, Gwynedd/UK | 100 |
| Siemens Hearing Instruments Ltd., Crawley, Sussex/UK | 100 |
| Siemens Holdings plc, Frimley, Surrey/UK | 100 |

(1) Subsidiary pursuant to §290 (2) No. 1, HGB.
(2) Subsidiary pursuant to §290 (2) No. 2, HGB.
(3) Subsidiary pursuant to §290 (2) No. 3, HGB.
(4) Exemption pursuant to §264 b, HGB.
(5) Exemption pursuant to §264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens Industrial Turbomachinery Ltd., Lincoln, Lincolnshire/UK | 100 |
| Siemens IT Solutions and Services Ltd., Camberley, Surrey/UK | 100 |
| Siemens Magnet Technology Ltd., Frimley, Surrey/UK | 100 |
| Siemens Molecular Imaging Holdings Ltd., in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Molecular Imaging Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Nixdorf Information Systems Ltd., Frimley, Surrey/UK | 100 |
| Siemens plc, Frimley, Surrey/UK | 100 |
| Siemens Product Lifecycle Management Software (GB) Ltd, Camberley, Surrey/UK | 100 |
| Siemens Product Lifecycle Management Software II (GB) Ltd, Camberley, Surrey/UK | 100 |
| Siemens Product Lifecycle Management Software III (GB) Ltd, Camberley, Surrey/UK | 100 |
| Siemens Product Lifecycle Management Software IV (GB) Ltd, Camberley, Surrey/UK | 100 |
| Siemens Properties Ltd., Douglas/UK | 100 |
| Siemens Protection Devices Limited, Frimley, Surrey/UK | 100 |
| Siemens Real Estate Ltd., Frimley, Surrey/UK | 100 |
| Siemens Transmission & Distribution Limited, Frimley, Surrey/UK | 100 |
| Siemens Turbomachinery Equipment Limited, Wellingborough, Northamptonshire/UK | 100 |
| Siemens VAI Metals Technologies Limited, Christchurch, Dorset/UK | 100 |
| Siemens Wind Power Limited, Frimley, Surrey/UK | 100 |
| SMS Europe Holdings Ltd., Basingstoke, Hampshire/UK | 100 |
| SMS Europe Unlimited, Basingstoke, Hampshire/UK | 100 |
| SP Asset Management Limited, Stoke Poges, Buckinghamshire/UK | 100 |
| Sunbury Investment Company Limited, Jersey, Channel Islands/UK | 100 |
| T.H. Leasing (6/2000) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (6/99) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (9/01) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (9/02) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (9/03) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (9/04) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (9/05) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| T.H. Leasing (9/06) Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Transmitton Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| Trench (UK) Ltd., Hebburn, Tyne and Wear/UK | 100 |
| Turbocare International Ltd., Frimley, Surrey/UK | 100 |
| USF Holding (UK) Ltd., Tonbridge, Kent/UK | 100 |
| VA TECH (UK) Ltd., Frimley, Surrey/UK | 100 |
| VA TECH Peebles Transformers Ltd., Frimley, Surrey/UK | 100 |
| VA TECH Reyrolle (Overseas Projects) Ltd., Frimley, Surrey/UK | 100 |
| VA Tech Reyrolle Distribution Ltd., Frimley, Surrey/UK | 100 |
| VA Tech Short-Circuit Limited, Frimley, Surrey/UK | 100 |
| VA TECH T & D UK Ltd., Frimley, Surrey/UK | 100 |
| VTW Anlagen UK Ltd., Banbury, Oxfordshire/UK | 100 |
| Bonus Wind Turbine Ireland Limited, Dublin/Ireland | 100 |
| Clonshaugh Security Limited, Dublin/Ireland | 100 |
| Electrium (Ireland) Limited, Naas/Ireland | 100 |
| Europlex Technologies (Ireland) Limited, Dublin/Ireland | 100 |
| iMetrex Technologies Limited, Dublin/Ireland | 100 |
| Siemens Business Services Ltd., Dublin/Ireland | 100 |
| Siemens International Insurance Co. Ltd., Dublin/Ireland | 100 |
| Siemens Ltd., Dublin/Ireland | 100 |
| Siemens Medical Solutions Diagnostics Europe Limited, Dublin/Ireland | 100 |
| UGS Holdings (Central Europe) Limited, Dublin/Ireland | 100 |
| UGS Holdings (Europe) Limited, Dublin/Ireland | 100 |
| E-Utile S.p.A., Milan/Italy | 51 |
| HV-Turbo Italia S.r.l., Mornago/Italy | 51 |
| ITALDATA S.p.A., Avellino/Italy | 100 |
| Nuova Magrini Galileo S.p.A. in Liquidazione, Bergamo/Italy | 100 |
| OSRAM S.p.A. Società Riunite OSRAM-Edison-Clerici, Milan/Italy | 100 |
| Siemens Business Services S.p.A., Milan/Italy | 100 |
| Siemens Finanziaria S.p.A., Milan/Italy | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens Healthcare Diagnostics S.r.l., Milan/Italy | 100 |
| Siemens Holding S.p.A., Milan/Italy | 100 |
| Siemens Home and Office Communication Devices s.r.l., Milan/Italy | 100 |
| Siemens IT Solutions and Services S.p.A., Milan/Italy | 100 |
| Siemens Medical Solutions Diagnostics S.r.l., Milan/Italy | 100 |
| Siemens Product Lifecycle Management Software (IT) S.r.l., Milan/Italy | 100 |
| Siemens Product Lifecycle Management Software II (IT) S.r.l., Milan/Italy | 100 |
| Siemens Renting S.p.A., Milan/Italy | 100 |
| Siemens S.p.A., Milan/Italy | 100 |
| Siemens Transformers S.p.A., Spini di Gardalo/Italy | 100 |
| Siemens VAI Metals Technologies S.r.l., Marnate/Italy | 100 |
| Siemens Water Technologies S.p.A., Casteggio/Italy | 100 |
| Trench Italia S.r.l., Savona/Italy | 100 |
| TurboCare S.p.A., Turin/Italy | 100 |
| UGS Holdings (Italy) S.r.l., Milan/Italy | 100 |
| Koncar Power Transformers Ltd., Zagreb/Republic of Croatia | 51 |
| OSRAM d.o.o., Zagreb/Republic of Croatia | 100 |
| Siemens d.d., Zagreb/Republic of Croatia | 98 |
| Rigens SIA, Riga/Latvia | 100 |
| SIA Siemens Medical Solutions Diagnostics, Riga/Latvia | 100 |
| Siemens SIA, Riga/Latvia | 100 |
| UAB Siemens, Vilnius/Lithuania | 100 |
| UAB Siemens Medical Solutions Diagnostics, Vilnius/Lithuania | 100 |
| Siemens IT Solutions and Services Finance SA, Luxemburg/Luxemburg | 100 |
| Tecnomatix Technologies SARL, Luxemburg/Luxemburg | 100 |
| TFM International S.A. i.L., Luxemburg/Luxemburg | 100 |
| Security Management Technologies DOOEL, Skopje/Macedonia | 100 |
| Bruinhof B.V., Rotterdam/Netherlands | 100 |
| Dade Behring B.V., Amstelveen/Netherlands | 100 |
| ETM Benelux B.V., Rosmalen/Netherlands | 100 |
| OSRAM Benelux B.V., Capelle a/d Ijssel/Netherlands | 100 |
| Osram Holding B.V., Capelle a/d Ijssel/Netherlands | 100 |
| Proin Development N.V., Arnheim/Netherlands | 100 |
| Siemens Audiologische Technik B.V., The Hague/Netherlands | 100 |
| Siemens Building Technologies Holding B.V., Zoetermeer/Netherlands | 100 |
| Siemens Capital B.V., The Hague/Netherlands | 100 |
| Siemens Diagnostics Holding II B.V., The Hague/Netherlands | 100 |
| Siemens Finance B.V., The Hague/Netherlands | 100 |
| Siemens Financieringsmaatschappij N.V., The Hague/Netherlands | 100 |
| Siemens Home and Office Communication Devices B.V., The Hague/Netherlands | 100 |
| Siemens Industrial Turbomachinery B.V., Hengelo/Netherlands | 100 |
| Siemens Industrial Turbomachinery Holding N.V., Hengelo/Netherlands | 100 |
| Siemens International Holding B.V., The Hague/Netherlands | 100 |
| Siemens Lease B.V., The Hague/Netherlands | 100 |
| Siemens Medical Solutions Diagnostics B.V., Breda/Netherlands | 100 |
| Siemens Medical Solutions Diagnostics Finance B.V., The Hague/Netherlands | 100 |
| Siemens Medical Solutions Diagnostics Holding I B.V., Breda/Netherlands | 100 |
| Siemens Nederland N.V., The Hague/Netherlands | 100 |
| Siemens Product Lifecycle Management Software (NL) B.V., s Hertogenbosch/Netherlands | 100 |
| Siemens Product Lifecycle Management Software II (NL) B.V., Enschede/Netherlands | 100 |
| Siemens Product Lifecycle management Software III (NL) B.V., Enschede/Netherlands | 100 |
| Trench Electric B.V., The Hague/Netherlands | 100 |
| Trench Electric Holding B.V., The Hague/Netherlands | 100 |
| TurboCare B.V., Hengelo/Netherlands | 100 |
| VA TECH ELIN Holding B.V., Amersfoort/Netherlands | 100 |
| VA TECH ELIN Service B.V., Amersfoort/Netherlands | 100 |
| VA TECH T&D NL B.V., Amersfoort/Netherlands | 100 |
| Dade Behring AS, Oslo/Norway | 100 |
| OSRAM AS, Baerum/Norway | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens AS, Oslo/Norway | 100 |
| Siemens Business Services AS, Oslo/Norway | 100 |
| Siemens Installation AS, Oslo/Norway | 100 |
| Siemens Medical Solutions Diagnostics AS, Asker/Norway | 100 |
| Siemens Oil and Gas Offshore AS, Oslo/Norway | 100 |
| "smart technologies" Management-Beratungs- und Beteiligungsgesellschaft m.b.H., Vienna/Austria | 74 |
| addIT Dienstleistungen GmbH & Co KG, Klagenfurt/Austria | 100 |
| Arbeitsmarktservice BetriebsgmbH, Vienna/Austria | 60 |
| Arbeitsmarktservice BetriebsgmbH & Co KG, Vienna/Austria | 60 |
| ComBuild Kommunikations & Gebäudetechnologie GmbH, Vienna/Austria | 100 |
| Dade Behring Austria GmbH, Vienna/Austria | 100 |
| ELIN EBG Traction GmbH, Vienna/Austria | 100 |
| ETM professional control GmbH, Eisenstadt/Austria | 100 |
| FSG Financial Services GmbH, Vienna/Austria | 100 |
| Hochquellstrom-Vertriebs GmbH, Vienna/Austria | 100 |
| INNOVEST Kapitalanlage AG, Vienna/Austria | 100 |
| ITH icoserve technology for healthcare GmbH, Innsbruck/Austria | 69 |
| KDAG Beteiligungen GmbH, Vienna/Austria | 100 |
| Landis & Staefa (Österreich) GmbH, Vienna/Austria | 100 |
| Landis & Staefa Gebäudemanagement-Beteiligungen GmbH, Vienna/Austria | 100 |
| Landis & Staefa GmbH, Vienna/Austria | 100 |
| Linya Nachrichtentechnologie GmbH & Co OHG, Vienna/Austria | 100 |
| MWW Metallbearbeitungs-GmbH & Co KG, Vienna/Austria | 100 |
| OSRAM GmbH, Vienna/Austria | 100 |
| PBV Informationsdienstleistungs GmbH, Vienna/Austria | 100 |
| SIELOG Systemlogik GmbH, Vienna/Austria | 76 |
| Siemens Aktiengesellschaft Österreich, Vienna/Austria | 100 |
| Siemens Building Technologies GmbH, Vienna/Austria | 100 |
| Siemens Gebäudemanagement & -Services G.m.b.H., Vienna/Austria | 100 |
| Siemens Home and Office Communication Devices GmbH, Vienna/Austria | 100 |
| Siemens InnoFT Beteiligungen GmbH, Vienna/Austria | 100 |
| Siemens Konzernbeteiligungen GmbH, Vienna/Austria | 100 |
| Siemens Leasing GmbH, Vienna/Austria | 100 |
| Siemens Medical Solutions Diagnostics GmbH, Vienna/Austria | 100 |
| Siemens Mitarbeitervorsorgekasse AG, Vienna/Austria | 100 |
| Siemens Pension Data Services and Consulting GmbH, Vienna/Austria | 100 |
| Siemens Pensionskasse AG, Vienna/Austria | 100 |
| Siemens Personaldienstleistungen GmbH & Co KG, Vienna/Austria | 100 |
| Siemens Power Generation Anlagentechnik GmbH, Vienna/Austria | 100 |
| Siemens Product Lifecycle Management Software (AT) GmbH, Linz/Austria | 100 |
| Siemens Transformers Austria GmbH, Vienna/Austria | 100 |
| Siemens Transformers Austria GmbH & Co KG, Vienna/Austria | 100 |
| Siemens Transportation Systems GmbH, Vienna/Austria | 100 |
| Siemens Transportation Systems GmbH & Co KG, Vienna/Austria | 100 |
| Siemens VAI Metals Technologies GmbH, Linz/Austria | 100 |
| Siemens VAI Metals Technologies GmbH & Co, Linz/Austria | 100 |
| SIMEA Gesellschaft zur Fertigung elektronischer Komponenten GmbH & Co KG, Siegendorf/Austria | 100 |
| Sitos-Internet-Schulungs-technologie GmbH, Vienna/Austria | 100 |
| Steiermärkische Medizinarchiv GesmbH, Graz/Austria | 52 |
| Trench Austria GmbH, Leonding/Austria | 100 |
| TSG EDV-Terminal-Service Ges.m.b.H., Vienna/Austria | 99 |
| unit-IT Dienstleistungs GmbH & Co KG, Linz/Austria | 75 |
| VA TECH Vermögensverwaltung AG in Liqu, Linz/Austria | 85 |
| VTW Anlagen Abwicklungs GmbH in Liqu., Vienna/Austria | 100 |
| VVK Versicherungs-Vermittlungs- und Verkehrs-Kontor GmbH, Vienna/Austria | 100 |
| Audio SAT Polska Sp. z o.o., Poznan/Poland | 100 |
| DPC Polska Sp. z o.o., Cracow/Poland | 100 |
| Energoserwis S.A., Lubliniec/Poland | 98 |
| OEZ Polska Sp. z o.o., Warsaw/Poland | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| OSRAM Sp. z o.o., Warsaw/Poland | 100 |
| Siemens Finance Sp. z o.o., Warsaw/Poland | 100 |
| Siemens Healthcare Diagnostics Sp. z o.o., Warsaw/Poland | 100 |
| Siemens Industrial Turbomachinery Sp. z o.o., Elblag/Poland | 100 |
| Siemens Product Lifecycle Management Software (PL) Sp. z.o.o., Warsaw/Poland | 100 |
| Siemens Sp. z o.o., Warsaw/Poland | 100 |
| Siemens VAI Metals Technologies Sp. z o.o., in Liquidation, Cracow/Poland | 100 |
| TurboCare Sp. z o.o., Breslau/Poland | 80 |
| VA TECH Polska Sp. z o.o., Warsaw/Poland | 100 |
| VA TECH SAT Sp. z o.o., w likwidacji, Cracow/Poland | 100 |
| Westinghouse Modelpol Sp. z o.o., Lubliniec/Poland | 72 |
| Amerlab – Sistemas de Diagnóstico para Laboratório, S.A., Lisbon/Portugal | 100 |
| Dade Behring Portugal Meios de Diagnostico Medico Lda., Algés/Portugal | 100 |
| OSRAM Empresa de Aparelhagem Eléctrica Lda., Lisbon/Portugal | 100 |
| Siemens Medical Solutions Diagnostics Unipessoal Lda., Amadora/Portugal | 100 |
| Siemens S.A., Amadora/Portugal | 100 |
| FORTE BUSINESS SERVICES S.R.L., Bucharest/Romania | 100 |
| OSRAM Romania S.R.L., Bucharest/Romania | 100 |
| SIEMENS (AUSTRIA) PROIECT SPITAL COLTEA SRL, Bucharest/Romania | 100 |
| Siemens Electrical Installation Technology S.R.L., Sibiu/Romania | 100 |
| Siemens Motor Systems S.R.L., Buzias/Romania | 100 |
| Siemens Program and System Engineering S.R.L., Brasov/Romania | 100 |
| Siemens S.R.L., Bucharest/Romania | 100 |
| SIMEA SIBIU S.R.L., Sibiu/Romania | 100 |
| Sykatec Systems Components Application Technologies SRL, Sibiu/Romania | 100 |
| Wallace & Tiernan Romania S.R.L., Bucharest/Romania | 100 |
| OAO OSRAM, Smolensk/Russian Federation | 100 |
| OOO Demag Delaval Power Nevski, St. Petersburg/Russian Federation | 100 |
| OOO OEZ-R, Moskau/Russian Federation | 100 |
| OOO OSRAM, Moskau/Russian Federation | 99 |
| OOO Siemens, Moskau/Russian Federation | 100 |
| OOO Siemens – Special Projects, Moskau/Russian Federation | 100 |
| OOO Siemens Elektrozavod High-voltage Engineering, Moskau/Russian Federation | 51 |
| OOO Siemens High Voltage Products, Ufimsker Region/Russian Federation | 51 |
| OOO Siemens IT Solutions and Services, Moskau/Russian Federation | 100 |
| OOO Siemens Management Infrastruktury y Imuschestwa, Moskau/Russian Federation | 100 |
| Siemens Product Lifecycle Management Software (RU), Moskau/Russian Federation | 100 |
| Aptus Elektronik AB, Askim/Sweden | 100 |
| Bewator AB, Solna/Sweden | 100 |
| Dade Behring AB, Södertälje/Sweden | 100 |
| Norwesco AB, Täby/Sweden | 51 |
| OSRAM AB, Stockholm/Sweden | 100 |
| Siemens AB, Upplands Väsby/Sweden | 100 |
| Siemens Financial Services AB, Stockholm/Sweden | 100 |
| Siemens Home and Office Communication Devices AB, Upplands Väsby/Sweden | 100 |
| Siemens Industrial Turbomachinery AB, Finspong/Sweden | 100 |
| Siemens Laser Analytics AB, Göteborg/Sweden | 100 |
| Siemens Medical Solutions Diagnostics AB, Mölndal/Sweden | 100 |
| Tecnomatix Technologies Sweden AB, Kista/Sweden | 100 |
| UGS Svenska AB, Kista/Sweden | 100 |
| Unigraphics Solutions Sverige AB, Kista/Sweden | 100 |
| Dade Behring AG, Düdingen/Switzerland | 100 |
| Dade Behring Diagnostics AG, Düdingen/Switzerland | 100 |
| Huba Control AG, Würenlos/Switzerland | 100 |
| OSRAM AG, Winterthur/Switzerland | 100 |
| Siemens Audiologie AG, Adliswil/Switzerland | 100 |
| Siemens Beteiligungs-Verwaltung Schweiz AG, Zurich/Switzerland | 100 |
| Siemens Fuel Gasification Technology Holding AG, Zug/Switzerland | 100 |
| Siemens Home and Office Communication Devices Schweiz GmbH, Solothurn/Switzerland | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens Leasing AG, Zurich/Switzerland | 100 |
| Siemens Medical Solutions Diagnostics AG, Zurich/Switzerland | 100 |
| Siemens Power Holding AG, Zug/Switzerland | 100 |
| Siemens Product Lifecycle Management Software (CH) AG, Urdorf/Switzerland | 100 |
| Siemens Schweiz AG, Zurich/Switzerland | 100 |
| Stadt/Land Immobilien AG, Zurich/Switzerland | 100 |
| Trench Switzerland AG, Basel/Switzerland | 100 |
| D.O.O. Loher Elektro Subotica, Subotica/Serbia | 100 |
| OSRAM d.o.o., Belgrade/Serbia | 100 |
| Siemens d.o.o. Beograd, Belgrade/Serbia | 100 |
| SIEMENS IT SOLUTIONS AND SERVICES D.O.O., Beograd, Belgrade/Serbia | 100 |
| OEZ Slovakia, spol. s r.o., Bratislava/Slovakia | 100 |
| OSRAM Slovakia a.s., Nové Zámky/Slovakia | 100 |
| Siemens IT Solutions and Services, s.r.o., Bratislava/Slovakia | 100 |
| Siemens Medical Solutions Diagnostics, s.r.o., Bratislava/Slovakia | 100 |
| Siemens Program and System Engineering s.r.o., Bratislava/Slovakia | 100 |
| Siemens s.r.o., Bratislava/Slovakia | 100 |
| SIPRIN s.r.o., Bratislava/Slovakia | 100 |
| DPC Analytical doo, Kranj/Slovenia | 100 |
| Siemens d.o.o., Ljubljana/Slovenia | 100 |
| Siemens Transportation Systems d.o.o., Maribor/Slovenia | 100 |
| Dade Behring Iberica Holding, S.L., Barcelona/Spain | 100 |
| DPC Dipesa S.A., Madrid/Spain | 100 |
| Fábrica Electrotécnica Josa, S.A., Barcelona/Spain | 100 |
| Nertus Mantenimiento Ferroviario S.A., Barcelona/Spain | 51 |
| OSRAM S.A., Madrid/Spain | 100 |
| Petnet Soluciones, S.L., Sociedad Unipersonal, Madrid/Spain | 100 |
| Siemens Busbar Trunking Systems S.L., Barcelona/Spain | 100 |
| Siemens Fire & Security Products, S.A., Madrid/Spain | 100 |
| Siemens Healthcare Diagnostics S.A., Barcelona/Spain | 100 |
| Siemens Holding S.L., Madrid/Spain | 100 |
| Siemens Home and Office Communication Devices S.L., Madrid/Spain | 100 |
| Siemens Medical Solutions Diagnostics S.L., Madrid/Spain | 100 |
| Siemens Renting S.A., Madrid/Spain | 100 |
| Siemens S.A., Madrid/Spain | 100 |
| Siemens VAI Metals Technologies S.A., Guecho/Spain | 100 |
| Telecomunicación, Electrónica y Conmutación S.A., Madrid/Spain | 100 |
| UGS PLM Solutions S.L., Barcelona/Spain | 100 |
| VAI – INGDESI Automation S.L., Guecho/Spain | 79 |
| ANF DATA spol. s r.o., Prague/Czech Republic | 100 |
| E & A s.r.o., Kosmonosy/Czech Republic | 100 |
| ELTODO-dopravni systemy s.r.o., Prague/Czech Republic | 51 |
| ETS Teplice s.r.o., Teplice/Czech Republic | 100 |
| Maintec s.r.o., Ostrava/Czech Republic | 100 |
| Mary s.r.o., Prague/Czech Republic | 100 |
| OEZ s.r.o., Letohrad/Czech Republic | 100 |
| OSRAM Ceska republika s.r.o., Bruntál/Czech Republic | 100 |
| Siemens Audiologická Technika s.r.o., Prague/Czech Republic | 100 |
| Siemens Electric Machines s.r.o., Drasov/Czech Republic | 100 |
| Siemens Elektromotory s.r.o., Mohelnice/Czech Republic | 100 |
| Siemens Engineering a.s., Prague/Czech Republic | 96 |
| Siemens Industrial Turbomachinery s.r.o., Brno/Czech Republic | 100 |
| Siemens IT Solutions and Services, s.r.o., Prague/Czech Republic | 100 |
| Siemens Kolejova vozidla s.r.o., Prague/Czech Republic | 100 |
| Siemens Medical Solutions Diagnostics s.r.o., Prague/Czech Republic | 100 |
| Siemens Nizkonapetova spinaci technika s.r.o., Trutnov/Czech Republic | 100 |
| Siemens Product Lifecycle Management Software (CZ) s.r.o., Prague/Czech Republic | 100 |
| Siemens s.r.o., Prague/Czech Republic | 100 |
| Siemens VAI Metals Technologies s r.o., Prague/Czech Republic | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Zkušebnictví a.s., Prague/Czech Republic | 99 |
| Dade Behring Diagnostik Ticaret Ltd., Istanbul/Turkey | 100 |
| OSRAM Ampul Ticaret A.S., Istanbul/Turkey | 100 |
| SHC Siemens EV VE Ofis Iletisim Cihazlari Limited Sirketi, Istanbul/Turkey | 100 |
| Siemens Finansal Kiralama A.S., Istanbul/Turkey | 100 |
| Siemens Sanayi ve Ticaret A.S., Istanbul/Turkey | 100 |
| DP OSRAM Ukraine, Kiew/Ukraine | 100 |
| DP Siemens Ukraine, Kiew/Ukraine | 100 |
| OOO OEZ Ukraine, Kiew/Ukraine | 100 |
| evosoft Hungary Szamitastechnikai Kft., Budapest/Hungary | 93 |
| OSRAM Kft., Budapest/Hungary | 100 |
| Siemens Audiologiai Technika, Budapest/Hungary | 100 |
| Siemens Erömütechnika Kft., Budapest/Hungary | 100 |
| Siemens Investor Kft., Budapest/Hungary | 100 |
| Siemens PSE Program- és Rendszerfejlesztö Kft., Budapest/Hungary | 100 |
| Siemens Transzformátor Kft., Budapest/Hungary | 100 |
| Siemens Zrt., Budapest/Hungary | 100 |
| J. N. Kelly Security Holding Limited, Larnaka/Cyprus | 100 |
| Kintec Cyprus Ltd, Larnaka/Cyprus | 100 |
| **3. The Americas (179 companies)** | |
| Ingdesi S.A., Buenos Aires/Argentina | 100 |
| OSRAM Argentina S.A.C.I., Buenos Aires/Argentina | 100 |
| Siemens IT Services S.A., Buenos Aires/Argentina | 100 |
| Siemens IT Solutions and Services S.A., Buenos Aires/Argentina | 100 |
| Siemens Medical Solutions Diagnostics S.A., Buenos Aires/Argentina | 100 |
| Siemens S.A., Buenos Aires/Argentina | 100 |
| VA TECH International Argentina SA, Buenos Aires/Argentina | 100 |
| VIA Argentina, S.A., Buenos Aires/Argentina | 100 |
| DPC Medlab Ltda., Santa Cruz de la Sierra/Bolivia | 51 |
| Siemens Sociedad Anónima, Santa Cruz de la Sierra/Bolivia | 100 |
| Chemtech Servicos de Engenharia e Software Ltda., Rio de Janeiro/Brazil | 100 |
| Dade Behring Ltda., São Paulo/Brazil | 100 |
| Iriel Ind. Com. Sist. Eletr. Ltda., Canoas/Brazil | 100 |
| Morgan do Brasil Comercio Importacao Exportacao Ltda, São Paulo/Brazil | 100 |
| OSRAM do Brasil Lampadas Elétricas Ltda., Osasco/Brazil | 100 |
| Siemens Consultoria Ltda., São Paulo/Brazil | 100 |
| Siemens Eletroeletronica Limitada, Manaus/Brazil | 100 |
| Siemens Healthcare Diagnósticos Ltda., São Paulo/Brazil | 100 |
| Siemens Home and Office Equipamentos de Comunicação Ltda., São Paulo/Brazil | 100 |
| Siemens Ltda., São Paulo/Brazil | 100 |
| Siemens Securities Services Ltda., São Paulo/Brazil | 100 |
| Siemens VAI Metals Technologies Ltda., Belo Horizonte/Brazil | 100 |
| Trench Brazil Ltda., Contagem/Brazil | 100 |
| Turbocare Limitada, Sao Paulo, São Paulo/Brazil | 100 |
| Unigraphics Solutions do Brasil Ltda., São Caetano do Sul/Brazil | 100 |
| USFilter Water & Wastewater Equipamentos Ltda., São Paulo/Brazil | 100 |
| VA TECH América do sul Ltda., Rio de Janeiro/Brazil | 100 |
| VAI – INGDESI Automation Ltda., Belo Horizonte/Brazil | 100 |
| VOEST-ALPINE INDUSTRIAL SERVICES do Brasil Ltda., Volta Redonda/Brazil | 100 |
| Dade Behring Hong Kong Holdings Corporation, Tortola, B.V.I./Virgin Islands(British) | 100 |
| OSRAM Chile Ltda., Santiago de Chile/Chile | 100 |
| Siemens Medical Solutions Diagnostics S.A., Santiago de Chile/Chile | 100 |
| Siemens S.A., Santiago de Chile/Chile | 100 |
| DPC Medlab Centroamerica S.A., San José/Costa Rica | 51 |
| Siemens S.A., San José/Costa Rica | 100 |
| DPC Medlab Republica Dominicana, C. por. A., Santo Domingo/Dominican Republic | 100 |
| Siemens Holding S.A., Santo Domingo/Dominican Republic | 94 |
| OSRAM del Ecuador S.A., Guayaquil/Ecuador | 100 |
| Siemens S.A., Quito/Ecuador | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens S.A., Antiguo Cuscatlán/El Salvador | 100 |
| DPC Medlab Guatemala S.A., Guatemala City/Guatemala | 100 |
| Siemens Electrotécnica S.A., Guatemala City/Guatemala | 100 |
| Siemens S.A., Tegucigalpa/Honduras | 99 |
| Dade Behring Holdings Hong Kong Ltd., Grand Cayman, Cayman Islands/Cayman Islands | 100 |
| Siemens Healthcare Diagnostics Manufacturing Limited, George Town/Cayman Islands | 100 |
| 3805328 Canada Inc., Mississauga, Ontario/Canada | 100 |
| 4204824 Canada Inc., Mississauga, Ontario/Canada | 100 |
| MRI Canada Ltd., Sault Ste. Marie, Ontario/Canada | 100 |
| OSRAM Sylvania Ltd., Mississauga, Ontario/Canada | 100 |
| Sidelco Inc., Quebec City, Quebec/Canada | 100 |
| Siemens Building Technologies Ltd., Mississauga, Ontario/Canada | 100 |
| Siemens Canada Ltd., Mississauga, Ontario/Canada | 100 |
| Siemens Financial Ltd., Mississauga, Mississauga/Canada | 100 |
| SIEMENS HEALTHCARE DIAGNOSTICS LTD., Mississauga, Ontario/Canada | 100 |
| Siemens Milltronics Process Instruments, Inc., Peterborough, Ontario/Canada | 100 |
| Siemens Product Lifecycle Management Software (CA) Ltd., Mississauga, Ontario/Canada | 100 |
| Siemens Transformers Canada Inc., Trois Rivières, Quebec/Canada | 100 |
| Siemens Water Technologies Canada, Inc., Mississauga, Ontario/Canada | 100 |
| Trench Ltd., Saint John, New Brunswick/Canada | 100 |
| Turbocare Canada Ltd., Calgary, Alberta/Canada | 100 |
| VA TECH Ferranti-Packard Transformers Ltd., St. Catharines, Ontario/Canada | 100 |
| Wheelabrator Air Pollution Control (Canada) Inc., Milton, Ontario/Canada | 100 |
| OSRAM de Colombia Iluminaciones S.A., Bogotá/Colombia | 100 |
| Siemens Manufacturing S.A., Bogotá/Colombia | 100 |
| Siemens Medical Solutions Diagnostics srl, Bogotá/Colombia | 100 |
| Siemens S.A., Bogotá/Colombia | 100 |
| Dade Behring Servicios, S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Dade Behring, S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Grupo Siemens S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Indústria de Trabajos Eléctricos S.A. de C.V., Ciudad Juárez/Mexico | 100 |
| Industrias OSRAM de México S.A., Tultitlán/Mexico | 100 |
| Ingdesi S.A. de C.V., Monterrey/Mexico | 100 |
| OSRAM de México S.A. de C.V., Tultitlán/Mexico | 100 |
| OSRAM S.A. de C.V., Tultitlán/Mexico | 100 |
| Proyectos de Energia S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Healthcare Diagnostics, S. de R.L. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Inmobiliaria S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Innovaciones S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Medical Solutions Diagnostics S. de R.L. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Medical Solutions Servicios S. de R.L. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Servicios S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens Transformadores, S.A. de C.V., Guanajuato/Mexico | 100 |
| Siemens, S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Sylvania Componentes Electrónicos S.A., Ciudad Juárez/Mexico | 100 |
| Unigraphics Solutions de México S.A. de C.V., Santa Fe/Mexico | 100 |
| US Filter Chem Feed Systems S.A. de C.V., Tultitlán/Mexico | 100 |
| USFilter Chemfeed S.A. de C.V., Tultitlán/Mexico | 100 |
| Siemens S.A., Managua/Nicaragua | 100 |
| DPC Medlab Panama, S.A., Panama-Stadt/Panama | 100 |
| Siemens S.A., Panama-Stadt/Panama | 100 |
| OSRAM de Perú S.A.C., Lima/Peru | 100 |
| Siemens S.A.C., Lima/Peru | 100 |
| Siemens Medical Solutions Diagnostics, S.A., Montevideo/Uruguay | 100 |
| Siemens Telecomunicaciones S.A., Montevideo/Uruguay | 51 |
| Advanced Burner Technologies Corp., South Pluckemin, NJ/USA | 100 |
| Dade Finance LLC, Deerfield, IL/USA | 100 |
| Demag Delaval Turbomachinery Corp., Trenton, NJ/USA | 100 |
| Electone, Inc., Longwood, FL/USA | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Jet Turbine Service, Inc., Boca Raton, FL/USA | 100 |
| Litronix, Inc., Cupertino, CA/USA | 100 |
| Mannesmann Corp., New York, NY/USA | 100 |
| M-E Manufacturing and Services, Inc., Plymouth, MN/USA | 100 |
| Morgan Construction Company, Worcester, MA/USA | 100 |
| Nimbus Technologies, LLC, Plano, TX/USA | 100 |
| OSRAM Opto Semiconductors, Inc., Santa Clara, CA/USA | 100 |
| OSRAM Sylvania Products, Inc., Danvers, MA/USA | 100 |
| OSRAM Sylvania Puerto Rico Corp., Luquillo, PR/USA | 100 |
| OSRAM Sylvania, Inc., Danvers, MA/USA | 100 |
| P.E.T.NET Houston, LLC, Knoxville, TN/USA | 51 |
| PETNET Solutions Cleveland, LLC, Knoxville, TN/USA | 63 |
| PETNET Solutions, Inc., Knoxville, TN/USA | 100 |
| Rexton, Inc., Plymouth, MN/USA | 100 |
| S/D Engineers, Inc., Pittsburgh, PA/USA | 100 |
| Schlesinger-Siemens Electrical, LLC, Alpharetta, GA/USA | 51 |
| Siemens Building Technologies, Inc., Buffalo Grove, IL/USA | 100 |
| Siemens Capital Company LLC, Iselin, NJ/USA | 100 |
| Siemens Communications, Inc., Boca Raton, FL/USA | 100 |
| Siemens Corporate Research, Inc., Princeton, NJ/USA | 100 |
| Siemens Corporation, New York, NY/USA | 100 |
| Siemens Demag Delaval Turbomachinery, Inc., Hamilton, NJ/USA | 100 |
| Siemens Diagnostics Finance Co. LLC, Deerfield, IL/USA | 100 |
| Siemens Energy & Automation, Inc., Alpharetta, GA/USA | 100 |
| Siemens Financial Services Inc., Iselin, NJ/USA | 100 |
| Siemens Financial, Inc., Iselin, NJ/USA | 100 |
| Siemens Fossil Services, Inc., Orlando, FL/USA | 100 |
| Siemens Government Services, Inc., Reston, VA/USA | 100 |
| Siemens Healthcare Diagnostics Inc., Deerfield, IL/USA | 100 |
| Siemens Hearing Instruments, Inc., Piscataway, NJ/USA | 100 |
| Siemens Home and Office Communication Devices LLC, Dallas, TX/USA | 100 |
| Siemens Industrial Turbomachinery, Inc., Houston, TX/USA | 100 |
| Siemens Industry Holdings, Inc., Plano, TX/USA | 100 |
| Siemens IT Solutions and Services Inc., Norwalk, CT/USA | 100 |
| Siemens Medical Solutions USA, Inc., Malvern, PA/USA | 100 |
| Siemens Molecular Imaging, Inc., Knoxville, TN/USA | 100 |
| Siemens One, Inc., Alpharetta, GA/USA | 100 |
| Siemens Power Generation Service Company, Ltd., Orlando, FL/USA | 100 |
| Siemens Power Generation, Inc., Orlando, FL/USA | 100 |
| Siemens Power Transmission & Distribution, Inc., Raleigh, NC/USA | 100 |
| Siemens Product Lifecycle Management Software II (US) Inc., Plano, TX/USA | 100 |
| Siemens Product Lifecycle Management Software III (US) Inc., Plano, TX/USA | 100 |
| Siemens Product Lifecycle Management Software Inc., Plano, TX/USA | 100 |
| Siemens Public, Inc., Wilmington, DE/USA | 100 |
| Siemens Real Estate, Inc., Iselin, NJ/USA | 100 |
| Siemens Shared Services LLC, Iselin, NJ/USA | 100 |
| Siemens Subscriber Networks LLC, Dallas, TX/USA | 71 |
| Siemens Technology-to-Business Center LLC, Berkeley, CA/USA | 100 |
| Siemens Transportation Systems, Inc., Sacramento, CA/USA | 100 |
| Siemens Treated Water Outsourcing Corp., Rockford, IL/USA | 100 |
| Siemens USA Holdings, Inc., New York, NY/USA | 100 |
| Siemens VAI Services, LLC, Canonsburg, PA/USA | 100 |
| Siemens Venture Capital, Inc., New York, NY/USA | 100 |
| Siemens Water Technologies Corp., Warrendale, PA/USA | 100 |
| Siemens Water Technologies Holding Corp., Warrendale, PA/USA | 100 |
| Siemens Water Technologies Transport Corp., South Bend, IN/USA | 100 |
| Siemens Westinghouse Generation Services Company, Orlando, FL/USA | 100 |
| SMI Holding LLC, New York, NY/USA | 100 |
| Steel Related Technology new LLC, Blytheville, AR/USA | 75 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Sylvania Lighting Services Corp., Danvers, MA/USA | 100 |
| The Colorado Medical Cyclotron, LLC, Knoxville, TN/USA | 90 |
| Transport & Distribution Inc., Danvers, MA/USA | 100 |
| Trench Electric USA Ltd., Wilmington, DE/USA | 100 |
| Turbine Airfoil Coating & Repair LLC, Middletown, NY/USA | 51 |
| Turblex Inc., Springfield, MO/USA | 100 |
| TurboCare LLC, Dallas, TX/USA | 51 |
| TurboCare, Inc., Chicopee, MA/USA | 100 |
| UGS Capital Corp.II, Plano, TX/USA | 100 |
| UGS European Holdings, Inc., Plano, TX/USA | 100 |
| UGS Holdings, Inc., Plano, TX/USA | 100 |
| UGS Israeli Holdings, Inc., Plano, TX/USA | 100 |
| UGS PLM Solutions Asia/Pacific Incorporated, Plano, TX/USA | 100 |
| Valeo Sylvania LLC, Seymour, IN/USA | 50 [2] |
| Weiss Spindle Technology, Inc., Mentor, OH/USA | 100 |
| Wheelabrator Air Pollution Control, Inc., Pittsburgh, PA/USA | 100 |
| Winergy Drive Systems Corp., Elgin, IL/USA | 100 |
| Dade Behring de Venezuela, C.A., Chuao, Municipio Chacao, Caracas/Venezuela | 100 |
| DPC Venezuela C.A., Caracas/Venezuela | 100 |
| INGDESI de Venezuela C.A., Puerto Ordaz/Venezuela | 100 |
| Servicios Industriales SERWESTCA C.A., Caracas/Venezuela | 100 |
| Siemens S.A., Caracas/Venezuela | 100 |
| 4. Asia (190 companies) | |
| Siemens W.L.L., Manama/Bahrein | 51 |
| Siemens Bangladesh Ltd., Dhaka/Bangladesh | 100 |
| Beijing CNC Water Technology Ltd., Beijing/China | 100 |
| Beijing Siemens Cerberus Electronics Ltd., Beijing/China | 80 |
| Chengdu KK&K Power Fan Co., Ltd., Chengdu/China | 51 |
| Chung Tak Lighting Control Systems (Guangzhou) Ltd., Guangzhou/China | 59 |
| Dade Behring Diagnostics Co. Ltd., Shanghai/China | 100 |
| DPC (Tianjin) Co., Ltd., Tianjin/China | 100 |
| HV-Turbo Shanghai Company Ltd., Shanghai/China | 100 |
| Morgan Electric (Shanghai) Company, Ltd., Shanghai/China | 100 |
| Morgan Mill Parts (Shanghai) Co., Ltd., Shanghai/China | 100 |
| Morgan Morgoil (Shanghai) Company, Ltd., Shanghai/China | 100 |
| Morgan Rolling Mill (Shanghai) Co., Ltd., Shanghai/China | 100 |
| MWB (Shanghai) Co Ltd., Shanghai/China | 65 |
| Ningbo Zuoming Electronics Co. Ltd., Ningbo/China | 100 |
| OSRAM China Lighting Ltd., Foshan/China | 90 |
| OSRAM Kunshan Display Optic Co. Ltd., Kunshan/China | 100 |
| Siemens Building Technologies (Tianjin) Ltd., Tianjin/China | 70 |
| Siemens Circuit Protection Systems Ltd., Shanghai/China | 75 |
| Siemens Electrical Apparatus Ltd., Suzhou/China | 100 |
| Siemens Electrical Drives (Shanghai) Ltd., Shanghai/China | 100 |
| Siemens Electrical Drives Ltd., Tianjin/China | 85 |
| Siemens Electronics Assembly Systems Ltd., Shanghai, Shanghai/China | 100 |
| Siemens Factory Automation Engineering Ltd., Beijing/China | 68 |
| Siemens Finance and Leasing Ltd., Beijing/China | 100 |
| Siemens Financial Services Ltd., Beijing/China | 100 |
| Siemens Gas Turbine Parts Ltd., Shanghai/China | 51 |
| Siemens Hearing Instruments (Suzhou) Co. Ltd., Suzhou/China | 100 |
| Siemens High Voltage Circuit Breakers Ltd., Hangzhou/China | 51 |
| Siemens High Voltage Switchgear Guangzhou Ltd., Guangzhou/China | 94 |
| Siemens High Voltage Switchgear Ltd., Shanghai/China | 51 |
| Siemens Home and Office Communication Devices (Shanghai) Ltd., Shanghai/China | 100 |
| Siemens Industrial Automation Ltd., Shanghai/China | 90 |
| Siemens Industrial Turbomachinery (Huludao) Co. Ltd., Huludao/China | 70 |
| Siemens International Trading (Shanghai) Co. Ltd., Shanghai/China | 100 |
| Siemens Low Voltage Circuit Breaker Co. Ltd., Shanghai/China | 75 |

[1] Subsidiary pursuant to § 290 (2) No. 1, HGB.
[2] Subsidiary pursuant to § 290 (2) No. 2, HGB.
[3] Subsidiary pursuant to § 290 (2) No. 3, HGB.
[4] Exemption pursuant to § 264 b, HGB.
[5] Exemption pursuant to § 264 (3), HGB.
[6] Controlling influence through contractual arrangements or legal circumstances.
[7] No controlling influence due to contractual arrangements or legal circumstances.
[8] Voting interest 24%
[9] Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens Ltd., China, Beijing/China | 100 |
| Siemens Manufacturing and Engineering Centre Ltd., Shanghai/China | 51 |
| Siemens Mechanical Drive Systems (Tianjin) Co., Ltd., Tianjin/China | 100 |
| Siemens Medical Solutions Diagnostics Ltd., Beijing/China | 100 |
| Siemens Medium Voltage Switchgear Co. Ltd., Shenzhen/China | 62 |
| Siemens Medium Voltage Switching Technologies (Wuxi) Ltd., Wuxi/China | 85 |
| Siemens Mindit Magnetic Resonance Ltd., Shenzhen/China | 75 |
| Siemens Numerical Control Ltd., Nanjing/China | 80 |
| Siemens PLM Software (Shenzhen) Limited, Shenzhen/China | 100 |
| Siemens PLM Software Solutions (Shanghai) Co., Ltd., Shanghai/China | 100 |
| Siemens Power Automation Ltd., Nanjing/China | 100 |
| Siemens Power Equipment Packages Co. Ltd., Shanghai, Shanghai/China | 65 |
| Siemens Power Plant Automation Ltd., Nanjing/China | 100 |
| Siemens Process Analytics Co. Ltd., Shanghai, Shanghai/China | 100 |
| Siemens Program and System Engineering (Nanjing) Co. Ltd., Nanjing/China | 100 |
| Siemens Sensors & Communication Ltd., Dalian/China | 100 |
| Siemens Shanghai Medical Equipment Ltd., Shanghai/China | 100 |
| Siemens Signalling Co. Ltd., Xi'an, Xian/China | 70 |
| Siemens Standard Motors Ltd., Jiangsu, Yizheng/China | 85 |
| Siemens Surge Arresters Ltd., Wuxi/China | 100 |
| Siemens Switchgear Co. Ltd., Shanghai/China | 55 |
| Siemens Technology Development (Beijing) Ltd. Corp., Beijing/China | 90 |
| Siemens Traction Equipment (Zhuzhou) Ltd., Zhuzhou/China | 51 |
| Siemens Transformer (Wuhan) Company Ltd., Wuhan City/China | 100 |
| Siemens Transformer Company Ltd., Jinan/China | 90 |
| Siemens VAI Manufacturing (Taicang) Co., Ltd., Taicang/China | 100 |
| Siemens Water Technologies and Engineering (Tianjin) Co., Ltd., Tianjin/China | 68 |
| Siemens Wiring Accessories Shandong Ltd., Zibo/China | 68 |
| Siemens X-Ray Vacuum Technology Ltd., Wuxi/China | 100 |
| Sunny World (Shaoxing) Green Lighting Co., Ltd., Shaoxing/China | 100 |
| Trench High Voltage Products Ltd., Shenyang/China | 65 |
| VA TECH Elin Transformer Guangzhou Co. Ltd., Guangzhou/China | 63 |
| Winergy Drive Systems (Tianjin) Co. Ltd., Tianjin/China | 100 |
| Avenues (Hong Kong) Limited, Hongkong/Hongkong | 100 |
| Dade Behring Hong Kong, Ltd., Hongkong/Hongkong | 100 |
| Morgan-China Ltd., Hongkong/Hongkong | 100 |
| OSRAM Asia Pacific Ltd., Hongkong/Hongkong | 100 |
| OSRAM Holding Company Ltd., Hongkong/Hongkong | 100 |
| OSRAM Lighting Control Systems Ltd., Hongkong/Hongkong | 65 |
| OSRAM Opto Semiconductors Asia Ltd., Hongkong/Hongkong | 100 |
| Siemens Building Technologies (China) Ltd., Hongkong/Hongkong | 100 |
| Siemens Building Technologies (Hong Kong/China) Ltd., Hongkong/Hongkong | 100 |
| Siemens Ltd., Hongkong/Hongkong | 100 |
| Siemens Medical Solutions Diagnostics Limited, Hongkong/Hongkong | 100 |
| Siemens Product Lifecycle Management Software (HK) Limited, Hongkong/Hongkong | 100 |
| Siemens Water Technologies International Sales Ltd., Hongkong/Hongkong | 70 |
| Sunny World Ltd., Hongkong/Hongkong | 80 |
| Dade Behring Diagnostics India Pvt. Ltd., Neu Delhi/India | 100 |
| Flender Ltd., Kalkutta/India | 100 |
| Morgan Construction Company India Private Limited, Mumbai/India | 100 |
| OSRAM India Pvt. Ltd., Gurgaon/India | 100 |
| Powerplant Performance Improvement Ltd., Neu Delhi/India | 50 (1) |
| Siemens Building Technologies Pvt. Ltd., Chennai/India | 79 |
| Siemens Corporate Finance Pvt. Ltd., Mumbai/India | 100 |
| Siemens Hearing Instruments Pvt. Ltd., Bangalore/India | 100 |
| Siemens Industrial Turbomachinery Services Private Limited, Bangalore/India | 100 |
| Siemens Information Processing Services Pvt. Ltd., Bangalore/India | 100 |
| Siemens Information Systems Ltd., Mumbai/India | 100 |
| Siemens Ltd., Mumbai/India | 55 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Siemens Medical Solutions Diagnostics Ltd., Baroda/India | 69 |
| Siemens Nixdorf Information Systems Pvt. Ltd., Mumbai/India | 100 |
| Siemens Power Engineering Pvt. Ltd., Gurgaon/India | 100 |
| Siemens Product Lifecycle Management Software (India) Private Limited, Neu Delhi/India | 100 |
| Siemens Rolling Stock Pvt. Ltd., Mumbai/India | 100 |
| Siemens VAI Metals Technologies Private Limited, Kalkutta/India | 100 |
| Vista Security Technics Private Limited, Chennai/India | 100 |
| Winergy Drive Systems India Pvt. Ltd., Chennai/India | 100 |
| P.T. OSRAM Indonesia, Tangerang/Indonesia | 100 |
| P.T. Siemens Hearing Instruments, Batam/Indonesia | 100 |
| P.T. Siemens Indonesia, Jakarta/Indonesia | 100 |
| Demag Delaval Desoil Services (Sherkate Sahami Khass), Qeshm/Iran | 51 |
| OSRAM Lamp (P.J.S) Co., Teheran/Iran | 51 |
| Siemens Sherkate Sahami (Khass), Teheran/Iran | 96 |
| Robcad Limited, Herzliya/Israel | 100 |
| Siemens Computer Aided Diagnosis Ltd., Jerusalem/Israel | 100 |
| Siemens Israel Ltd., Tel Aviv/Israel | 75 |
| Siemens Product Lifecycle Management Software (IL) Ltd., Herzliya/Israel | 100 |
| Siemens Product Lifecycle Management Software 2 (IL) Ltd., Herzliya/Israel | 100 |
| Siemens Transportation Turnkey Systems Ltd., Tel Aviv/Israel | 100 |
| UGS Israeli Holdings (Israel) Ltd., Herzliya/Israel | 100 |
| Dade Behring Ltd., Tokyo/Japan | 100 |
| Mochida Siemens Medical Systems Co. Ltd., Tokyo/Japan | 51 |
| OSRAM Ltd., Yokohama/Japan | 100 |
| OSRAM-MELCO Ltd., Yokohama/Japan | 51 |
| OSRAM-MELCO Toshiba Lighting Ltd., Yokosuka/Japan | 50 |
| Siemens Financial Services K.K., Tokyo/Japan | 100 |
| Siemens Hearing Instruments K.K., Tokyo/Japan | 100 |
| Siemens K.K., Tokyo/Japan | 100 |
| Siemens Kameda Healthcare IT Systems K.K., Tokyo/Japan | 67 |
| Siemens Medical Solutions Diagnostics K.K., Tokyo/Japan | 100 |
| Siemens Product Lifecycle Management Software (JP) K.K., Tokyo/Japan | 100 |
| Siemens Product Lifecycle Management Software II (JP) K.K., Tokyo/Japan | 100 |
| Siemens-Asahi Medical Technologies Ltd., Tokyo/Japan | 90 |
| Yaskawa Siemens Numerical Controls Corp., Tokyo/Japan | 90 |
| Siemens TOO, Almaty/Kazakhstan | 100 |
| OSRAM Korea Co. Ltd., Ansan-City/Korea | 100 |
| Siemens Building Technologies Ltd., Gimpo/Korea | 100 |
| Siemens Healthcare Diagnostics Limited, Seoul/Korea | 100 |
| Siemens Ltd., Seoul/Korea | 100 |
| Siemens PETNET Korea Co. Ltd., Seoul/Korea | 100 |
| Siemens Product Lifecycle Management Software (KR) Ltd., Seoul/Korea | 100 |
| Siemens Electrical & Electronic Services K.S.C., Kuwait/Kuwait | 47 [3] |
| Dade Behring Diagnostics (Malaysia) Sdn. Bhd., Petalang Jaya, Selangor/Malaysia | 100 |
| Entrutech Sdn. Bhd., Kuala Lumpur/Malaysia | 20 [3] |
| EPE Reyrolle (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia | 100 |
| OSRAM (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia | 100 |
| OSRAM Opto Semiconductors Sdn. Bhd., Penang/Malaysia | 100 |
| OSRAM Technologies (Malaysia) Sdn. Bhd., Penang/Malaysia | 100 |
| OSRAM Wafer Technologies Sdn. Bhd., Penang/Malaysia | 100 |
| Siemens Healthcare Diagnostics Sdn. Bhd., Petaling Jaya/Malaysia | 100 |
| Siemens Industrial Workshop Sdn. Bhd., Petaling Jaya/Malaysia | 100 |
| Siemens Malaysia Sdn. Bhd., Petaling Jaya/Malaysia | 100 |
| Siemens Transportation Turnkey Systems Sdn. Bhd., Kuala Lumpur/Malaysia | 100 |
| Sountex Hearing Instruments Sdn. Bhd., Kuala Lumpur/Malaysia | 100 |
| VA TECH Holdings (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia | 100 |
| VA TECH Malaysia Sdn., Kuala Lumpur/Malaysia | 30 [3] |
| Siemens L.L.C., Muscat/Oman | 51 |
| Siemens Pakistan Engineering Co. Ltd., Karachi/Pakistan | 66 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Dade Behring Diagnostics Philippines, Inc., Manila/Philippines | 100 |
| OSRAM Philippines Ltd. Corp., Manila/Philippines | 100 |
| Siemens Power Operations, Inc., Manila/Philippines | 100 |
| Siemens, Inc., Manila/Philippines | 100 |
| Siemens W.L.L., Doha/Qatar | 49 (3) |
| Arabia Electric Ltd. (Equipment), Jeddah/Saudi Arabia | 0 (6) |
| ISCOSA Industries and Maintenance Ltd., Riad/Saudi Arabia | 51 |
| Siemens Ltd., Jeddah/Saudi Arabia | 51 |
| VA TECH T & D Co. Ltd., Riad/Saudi Arabia | 51 |
| Demag Delaval Industrial Turbomachinery (Singapore) Pte. Ltd., Singapore/Singapore | 100 |
| Electocatalytic Products Pte. Ltd., Singapore/Singapore | 100 |
| iMetrex Technologies Pte. Ltd., Singapore/Singapore | 100 |
| OSRAM Pte. Ltd., Singapore/Singapore | 100 |
| Siemens Energy Management and Information Systems Pte. Ltd., Singapore/Singapore | 51 |
| Siemens Healthcare Diagnostics Pte. Ltd., Singapore/Singapore | 100 |
| Siemens IT Solutions and Services Pte. Ltd., Singapore/Singapore | 100 |
| Siemens Medical Instruments Pte. Ltd., Singapore/Singapore | 100 |
| Siemens Product Lifecycle Management Software (SG) Pte. Ltd., Singapore/Singapore | 100 |
| Siemens Product Lifecycle Management Software II (SG) Pte. Ltd., Singapore/Singapore | 100 |
| Siemens Pte. Ltd., Singapore/Singapore | 100 |
| OSRAM Taiwan Company Ltd., Taipeh/Taiwan | 100 |
| Siemens Ltd., Taipeh/Taiwan | 100 |
| Siemens Product Lifecycle Management Software (TW) Co. Ltd., Taipeh/Taiwan | 100 |
| Dade Behring Diagnostic Co. Ltd., Bangkok/Thailand | 100 |
| OSRAM Thailand Co. Ltd., Bangkok/Thailand | 100 |
| Siemens Industrial Services Ltd., Bangkok/Thailand | 100 |
| Siemens Ltd., Bangkok/Thailand | 99 |
| Siemens Product Lifecycle Management Software (TH) Co. Ltd., Bangkok/Thailand | 100 |
| VA TECH Holding (Thailand) Co. Ltd., Bangkok/Thailand | 49 (3) |
| VA TECH Transmission & Distribution Co. Ltd., Bangkok/Thailand | 100 |
| OSRAM Middle East FZE, Dubai/United Arab Emirates | 100 |
| SD (Middle East) LLC, Dubai/United Arab Emirates | 49 (2) |
| Siemens Home and Office Communication Devices FZ- L.L.C., Dubai/United Arab Emirates | 100 |
| Siemens LLC, Abu Dhabi/United Arab Emirates | 49 (3) |
| Siemens Automation Systems Ltd., Binh Duong/Vietnam | 100 |
| Siemens Ltd., Ho Chi Minh City/Vietnam | 100 |
| **5. Africa** (36 companies) | |
| Dade Behring Diagnostics S.A.E., Cairo/Egypt | 97 |
| Siemens Ltd. for Trading, Cairo/Egypt | 100 |
| Siemens Technologies S.A.E., Cairo/Egypt | 90 |
| VA TECH Transmission & Distribution s.a.e., Cairo/Egypt | 100 |
| ESTEL Rail Automation SPA, Algiers/Algeria | 51 |
| Siemens Spa, Algiers/Algeria | 100 |
| Siemens S.A., Luanda/Angola | 51 |
| Siemens (Pvt) Ltd., Addis Abeba/Ethiopia | 100 |
| Siemens Ltd., Nairobi/Kenya | 100 |
| SIEMENS MEDICAL SOLUTION DIAGNOSTICS S.A.R.L., Casablanca/Morocco | 100 |
| Siemens Plant Operations Tahaddart SARL, Tanger/Morocco | 100 |
| Siemens S.A., Casablanca/Morocco | 100 |
| Dade Behring Mauritius Holding Ltd., Port Louis/Mauritius | 100 |
| Siemens Lda., Maputo/Mozambique | 100 |
| Siemens Pty. Ltd., Windhoek/Namibia | 100 |
| Siemens Ltd., Lagos/Nigeria | 68 |
| VOEST-ALPINE Technical Services Nigeria Ltd., Warri/Nigeria | 100 |
| Siemens Pty. Ltd., Gaborone/Republic of Botswana | 100 |
| Dade Behring South Africa (Pty) Ltd, Randjesfontein/South Africa | 100 |
| Flender Power Transmission (Pty) Ltd., Johannesburg/South Africa | 100 |
| Impilo Consortium (Pty.) Ltd., La Lucia/South Africa | 31 (8) |
| Margott (Proprietory) Limited, Pretoria/South Africa | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Marqott Holdings (Pty.) Ltd., Pretoria/South Africa | 100 |
| OSRAM (Pty.) Ltd., Midrand/South Africa | 100 |
| Siemed Services (Pty.) Ltd., Mayville/South Africa | 51 |
| Siemens Asset Finance (Proprietary) Ltd., Johannesburg/South Africa | 100 |
| Siemens Business Services Holdings (Pty.) Ltd., Johannesburg/South Africa | 100 |
| Siemens Demag Delaval Turbomachinery (Pty.) Ltd., Johannesburg/South Africa | 100 |
| Siemens Hearing Solution (Pty.) Ltd., Randburg/South Africa | 100 |
| Siemens IT Solutions and Services (Pty) Ltd., Johannesburg/South Africa | 100 |
| Siemens Ltd., Midrand/South Africa | 70 |
| Siemens Medical Solutions Diagnostics Limited, Isando/South Africa | 100 |
| Siemens Real Estate Management (Pty.) Ltd., Umtata/South Africa | 100 |
| SIEMENS VAI METALS SERVICES (Pty) Ltd., Johannesburg/South Africa | 100 |
| Siemens Ltd., Dar Es Salaam/Tansania | 100 |
| Siemens S.A., Tunis/Tunisia | 100 |
| 6. Australia/New Zealand/Oceans (15 companies) | |
| Dade Behring Diagnostics Pty. Ltd., Lane Cove/Australia | 100 |
| King Hearing Aids Pty. Ltd., Bayswater/Australia | 100 |
| Memcor Australia Pty. Ltd., South Windsor/Australia | 100 |
| OSRAM Australia Pty. Ltd., Sydney/Australia | 100 |
| Siemens Healthcare Diagnostics Limited, Doncaster/Australia | 100 |
| Siemens Hearing Instruments Pty. Ltd., Bayswater/Australia | 100 |
| Siemens Ltd., Bayswater/Australia | 100 |
| Siemens Product Lifecycle Management Software (AUS) Pty Ltd., Melbourne/Australia | 100 |
| Siemens Rail Services Bayside Pty. Ltd., Bayside/Australia | 100 |
| Siemens Rail Services Swanston Pty. Ltd., Swanston/Australia | 100 |
| USFilters Stranco Aquatic Pty. Ltd., Brookvale/Australia | 100 |
| VA TECH Australia Pty. Ltd., Melbourne/Australia | 100 |
| Wallace & Tiernan Pty. Ltd., Sydney/Australia | 100 |
| Siemens (N.Z.) Ltd., Auckland/New Zealand | 100 |
| Siemens Healthcare Diagnostics Limited, Wellington/New Zealand | 100 |
| | |
| B) Not consolidated | |
| 1. Germany (76 companies) | |
| a) Due to restrictions on the use of assets | |
| Atecs Mannesmann Unterstützungskasse GmbH, Dusseldorf | 100 |
| Unterstützungskasse der VDO Mess- und Regeltechnik GmbH, Schwalbach am Taunus | 100 |
| b) On the basis of immateriality | |
| applied international informatics Verwaltungs GmbH, Berlin | 100 |
| Asko Grundstücksverwaltungs-Gesellschaft mbH i.L., Berlin | 100 |
| Ausbildungszentrum für Technik, Informationsverarbeitung und Wirtschaft, Paderborn | 100 |
| Bocholt Beteiligungs GmbH, Erlangen | 100 |
| CAPTA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald | 100 |
| CAS innovations Management GmbH, Erlangen | 100 |
| DKS Dienstleistungsgesellschaft f. Kommunikationsanlagen des Stadt- und Regionalverkehrs mbH, Cologne | 51 |
| EDI – USS Verwaltungsgesellschaft mbH, Munich | 100 |
| FACTA Grundstücks-Entwicklungs- und Verwaltungsgesellschaft mbH, Munich | 100 |
| GHG Vermögensverwaltungs-GmbH & Co. KG i.L., Grünwald | 100 |
| innotec GmbH, Schwelm | 100 |
| itp Finanzservice Verwaltungsgesellschaft GmbH, Salzkotten | 70 |
| KMK Kunststoff Metall und Komponenten Verwaltungs-GmbH, Karlsruhe | 100 |
| Kraftwerksgesellschaft Völklingen mbH & Co. KG, Völklingen | 100 |
| Kyros 33 GmbH, Munich | 100 |
| Kyros 5 Beteiligungsgesellschaft mbH, Munich | 100 |
| Light Distribution Gesellschaft mbH, Herbrechtingen | 100 |
| MCE Anlagen- und Rohrleitungsbau GmbH, Ratingen | 100 |
| mdexx Magnetronic Devices Verwaltungs-GmbH, Bremen | 100 |
| Mercantus Grundstücks-Verwaltungsgesellschaft mbH & Co. KG i.L., Grünwald [4] | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| OBTec Steuerungstechnik GmbH, Munich | 100 |
| Perlach Grundstücks-Verwaltungsgesellschaft mbH, Grünwald | 100 |
| REMECH Systemtechnik Verwaltungs-GmbH, Kamsdorf | 100 |
| RM 2848 Vermögensverwaltungs GmbH, Munich | 100 |
| RM 2849 Vermögensverwaltungs GmbH, Munich | 100 |
| Ruhrtal Hochspannungsgeräte Beteiligungsgesellschaft mbH, Bochum | 100 |
| SAF Beteiligungs GmbH, Grünwald | 100 |
| SAF Vermögensverwaltung GmbH & Co. KG, Grünwald | 100 |
| SiCED Electronics Development Verwaltungs-GmbH, Erlangen | 51 |
| Siemens Beteiligungen Management GmbH, Grünwald | 100 |
| Siemens Building Technologies Beteiligungs-GmbH, Erlangen | 100 |
| Siemens Busbar Trunking Systems Verwaltungs- GmbH, Cologne | 100 |
| Siemens Electronics Assembly Systems Beteiligungen GmbH & Co. KG, Munich | 100 |
| Siemens Electronics Assembly Systems Beteiligungen Verwaltungs GmbH, Munich | 100 |
| Siemens Electronics Assembly Systems GmbH & Co. KG, Munich | 100 |
| Siemens Electronics Assembly Systems Management GmbH, Munich | 100 |
| Siemens Fuel Gasification Technology Verwaltungs GmbH, Freiberg | 100 |
| Siemens Global Innovation Partners I GmbH & Co. KG, Munich | 100 |
| Siemens Global Innovation Partners Management GmbH, Munich | 100 |
| Siemens Home and Office Communication Devices Management GmbH, Munich | 100 |
| Siemens Industriepark Karlsruhe Verwaltungs-GmbH, Karlsruhe | 100 |
| Siemens Miet- und Portfolio-Beteiligungs-GmbH, Berlin | 100 |
| Siemens Programm- und Systementwicklung GmbH, Hamburg | 100 |
| Siemens Real Estate Management GmbH, Grünwald | 100 |
| Siemens Technology Accelerator GmbH, Munich | 100 |
| Siemens Technopark Augsburg Verwaltungs GmbH, Munich | 100 |
| Siemens Technopark Berlin Verwaltungs GmbH, Berlin | 100 |
| Siemens Technopark Bruchsal Verwaltungs GmbH, Bruchsal | 100 |
| Siemens Technopark Hanau Management GmbH, Hanau | 100 |
| Siemens Technopark Mülheim Verwaltungs-GmbH, Mülheim a. d. Ruhr | 100 |
| Siemens Technopark Nürnberg Verwaltungs GmbH, Nuremberg | 100 |
| Siemens Technopark Verwaltungsgesellschaft mbH, Munich | 100 |
| Siemens Venture Capital Fund 1 GmbH, Munich | 100 |
| Siemens Venture Capital Fund 2 GmbH, Munich | 100 |
| Siemens Wohnungsgesellschaft Management GmbH, Munich | 100 |
| SIM 2. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 6. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 7. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 8. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 12. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 13. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 14. Grundstücksverwaltungs- und -beteiligungs-GmbH, Grünwald | 100 |
| SIM 15. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 16. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 17. Grundstücksverwaltungs- und -beteiligungs-GmbH, Grünwald | 100 |
| SIM 18. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| SIM 20. Grundstücksverwaltungs- und -beteiligungs-GmbH, Erlangen | 100 |
| SIM 21. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich | 100 |
| VA TECH Finance (Deutschland) GmbH, Berlin | 100 |
| Vertacross Verwaltungsgesellschaft mbH, Nuremberg | 100 |
| Verwaltung Poolbeg Vermiet GmbH, Munich | 100 |
| VTW Anlagen Deutschland GmbH, Ravensburg | 100 |
| YARD Grundstücks-Verwaltungsgesellschaft mbH, Munich | 100 |
| ZIRKON Grundstücks-Verwaltungsgesellschaft mbH, Grünwald | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| 2. International (125 companies) | |
| b) On the basis of immateriality | |
| Schneider Electric High Voltage Trading & Distribution LLC, Cairo/Egypt | 100 |
| Cerberus Mac Keon S.R.L., Buenos Aires/Argentina | 100 |
| Home and Office Communication Devices SRL, Buenos Aires/Argentina | 100 |
| Flender Australia Pty. Ltd., Sydney/Australia | 100 |
| Siemens Building Technologies Pty. Ltd., Mount Waverley/Australia | 100 |
| Bewator NV in Liquidation, Gentbrugge/Belgium | 100 |
| N.V. Flender Belge S.A., Vilvoorde/Belgium | 100 |
| VA TECH WABAG Belgium SA, Brussels/Belgium | 100 |
| Siemens d.o.o., Banja Luka/Bosnia and Herzegowina | 100 |
| Siemens d.o.o., Mostar/Bosnia and Herzegowina | 100 |
| Siemens d.o.o., Sarajevo/Bosnia and Herzegowina | 100 |
| Schneider Alta Tensao Servicios Ltda., Itajai/Brazil | 100 |
| Siemens Sistemas Para Montagem De Componentes Electronicos Ltda., Sao Paulo/Brazil | 100 |
| Siemens Business Communication Systems Ltd., Shanghai/China | 69 |
| Siemens Logistics and Assembly Equipment (Suzhou) Ltd., Suzhou/China | 100 |
| Bewator Antech A/S, Ballerup/Denmark | 100 |
| innotec Denmark ApS, Allerød/Denmark | 100 |
| Inversiones Latinoamericanos S.A. de C.V., San Salvador/El Salvador | 100 |
| BJC France SARL, Ludres/France | 100 |
| Siemens Boulevard Ornano S.A.S., Saint-Denis/France | 100 |
| Siemens Electronics Assembly Systems SAS, Bussy-Saint-Georges/France | 100 |
| Project Management Company A.E., Athens/Greece | 51 |
| ADT Rail Systems Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| Alpha Dyffryn Cyfyngedig, in Liquidation, Llanberis, Gwynedd/UK | 100 |
| Ashlow Technology Ltd., in Liquidation, Christchurch, Dorset/UK | 100 |
| ASIRobicon Limited, in Liquidation, Frimley, Surrey/UK | 100 |
| BCI Electronics Ltd, in Liquidation, Cwmbran, Gwent/UK | 100 |
| Diagnostic Products (UK) Limited, in Liquidation, Llanberis, Gwynedd/UK | 100 |
| Direct Digital Finance Ltd., Stoke Poges, Buckinghamshire/UK | 100 |
| Encomech Engineering Services Ltd., in Liquidation, Christchurch, Dorset/UK | 100 |
| European Electronic Systems Ltd., in Liquidation, Christchurch, Dorset/UK | 100 |
| FUCHS Systems U.K. Ltd. in Liquidation, Scunthorpe, North Lincolnshire/UK | 100 |
| Gigaset Communications UK Limited, Frimley, Surrey/UK | 100 |
| Marbo Holdings Limited, Frimley, Surrey/UK | 100 |
| Marbo Limited, Frimley, Surrey/UK | 100 |
| Oldbury (Lincoln) Ltd, Lincoln, Lincolnshire/UK | 100 |
| Siemens Building Technologies Security Rentals Ltd, in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Busbar Trunking Systems Ltd., in Liquidation, Frimley, Surrey/UK | 100 |
| Siemens Business Services Media Holdings Ltd., in Liquidation, Camberley, Surrey/UK | 100 |
| Siemens Business Services Media Ltd., in Liquidation, Camberley, Surrey/UK | 100 |
| Siemens Business Services Media Supply Ltd., in Liquidation, Camberley, Surrey/UK | 100 |
| Siemens Business Services Media Technology Ltd., in Liquidation, Camberley, Surrey/UK | 100 |
| Siemens Demag Delaval Turbomachinery Ltd., Frimley, Surrey/UK | 100 |
| The Allergy Analysis Centre Limited, in Liquidation, Llanberis, Gwynedd/UK | 100 |
| VAI Pomini Ltd., Sheffield, Yorkshire/UK | 100 |
| Volex Accessories Limited, Frimley, Surrey/UK | 100 |
| Wylex Limited, Frimley, Surrey/UK | 100 |
| Asia Care Holding Limited, Hongkong/Hongkong | 100 |
| Siemens Building Technologies (Hong Kong) Ltd., Kowloon/Hongkong | 100 |
| Siemens Enterprise Communications Ltd., Hongkong/Hongkong | 100 |
| Siemens Finance Asia Ltd., Hongkong/Hongkong | 100 |
| Telegyr Systems (China) Co. Ltd., Kowloon/Hongkong | 100 |
| Siemens Demag Delaval Turbomachinery Pvt. Ltd., Pune/India | 100 |
| P.T. VA TECH Transmission & Distribution, Jakarta/Indonesia | 100 |
| Europlex Research Limited, Dublin/Ireland | 93 |
| Almex S.R.L., Milan/Italy | 100 |
| Siemens Electronics Assembly Sytems S.r.l., Milan/Italy | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Tecnoservizi Padova S.p.A., Milan/Italy | 100 |
| VA TECH WABAG Italia S.r.l., in Liquidation, Rom/Italy | 100 |
| Siemens Home and Office Communication Devices Inc., Oakville, Ontario/Canada | 100 |
| SH Engineering Co. Ltd, Seoul/Korea | 100 |
| Shinwha Electronics Co. Ltd, Incheon/Korea | 100 |
| Advanced Communications Solutions Sdn. Bhd., Kuala Lumpur/Malaysia | 51 |
| Siemens Integra Transportation Systems Sdn. Bhd., Kuala Lumpur/Malaysia | 100 |
| OSRAM DOOEL in Liquidation, Skopje/Macedonia | 100 |
| Efficient Networks México S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Flender de Mexico S.A. de C.V., Mexiko D.F./Mexico | 100 |
| SIEMENS ELECTRONICS ASSEMBLY SYSTEMS, S. DE R.L. DE C.V., Guadalajara/Mexico | 100 |
| VA TECH Transmisón y Distribución S.A. de C.V., Mexiko D.F./Mexico | 100 |
| Siemens S.r.l., Chisinau/Moldavie | 100 |
| Siemens d.o.o. Podgorica, Podgorica/Montenegro | 100 |
| Siemens Ltd., Yangon/Myanmar | 60 |
| innotec Benelux B.V, Capelle aan den IJssel/Netherlands | 100 |
| addIT Dienstleistungs GmbH, Klagenfurt/Austria | 100 |
| HV-TURBO Airport Tech GmbH in Liqu., Bürs/Austria | 51 |
| innotec GmbH, Klagenfurt/Austria | 100 |
| MWW Metallbearbeitungs-GmbH, Vienna/Austria | 100 |
| Siemens Electronics Assembly Systems GmbH, Vienna/Austria | 100 |
| Siemens Electronics Assembly Systems GmbH & Co KG, Vienna/Austria | 100 |
| Siemens Health Management GmbH, Klagenfurt/Austria | 100 |
| Siemens Personaldienstleistungen GmbH, Vienna/Austria | 100 |
| SIMEA Gesellschaft zur Fertigung elektronischer Komponenten GmbH, Vienna/Austria | 100 |
| unit-IT Dienstleistungs GmbH, Linz/Austria | 75 |
| VA TECH Transmission & Distribution GmbH, Vienna/Austria | 100 |
| Siemens Building Technologies, Inc., Makati City/Philippines | 100 |
| Siemens Home & Office Communication Devices Sp. z o.o, Warsaw/Poland | 100 |
| OOO Demag Delaval Industrial Turbomachinery, Moskau/Russian Federation | 100 |
| OOO Siemens Enterprise Communications, Moskau/Russian Federation | 100 |
| OOO S-Technology, Moskau/Russian Federation | 100 |
| OOO Transportation Systems, Moskau/Russian Federation | 100 |
| Siemens Home and Office Communication Devices Ltd., Moskau/Russian Federation | 100 |
| Westinghouse Saudi Arabia Ltd., Riad/Saudi Arabia | 100 |
| Flender Svenska AB i likvidation, Hudding/Sweden | 100 |
| Siemens Electronics Assembly Systems AB, Stockholm/Sweden | 100 |
| ALBIS Technologies AG, Zurich/Switzerland | 100 |
| Elektrowatt GmbH, in Liquidation, Zurich/Switzerland | 100 |
| innotec Swiss GmbH, Rheinfelden/Switzerland | 100 |
| Intercom Telecommunication System AG in Liquidation, Bäch/Switzerland | 100 |
| VTW Anlagen Schweiz AG in Liquidation, Winterthur/Switzerland | 100 |
| Siemens Pvt. Ltd., Harare/Zimbabwe | 100 |
| Siemens Electronics Assembly Pte. Ltd, Singapore/Singapore | 100 |
| Siemens Medical Solutions Diagnostics Pte Ltd., Singapore/Singapore | 100 |
| SAT Systémy automatizacnej techniky spol. s.r.o., Bratislava/Slovakia | 60 |
| BONUS Wind Turbines Spain S.L., Vigo/Spain | 100 |
| Cerberus Seguridad S.A., Barcelona/Spain | 100 |
| Sigma Seguridad Integral S.A., Barcelona/Spain | 100 |
| Winergy Transmisiones S.L., Madrid/Spain | 100 |
| Comos it South Africa (Pty) Ltd, Bryanston, Johannesburg/South Africa | 100 |
| Flender Services (SA) (Pty.) Ltd., Elandsfronten/South Africa | 100 |
| FUCHS Systemtechnik (South Africa) (Pty) Ltd., Rivonia/South Africa | 100 |
| Mannesmann (Pty.) Ltd., Johannesburg/South Africa | 100 |
| Siemens Enterprise Communications (Pty.) Ltd., Johannesburg/South Africa | 60 |
| VDO Car Communication South Africa (Pty.) Ltd., Martindale/South Africa | 100 |
| Siemens Building Technologies Ltd., Bangkok/Thailand | 100 |
| VA TECH (Thailand) Co. Ltd., Bangkok/Thailand | 100 |
| mdexx Magnetronic Devices s.r.o., Trutnov/Czech Republic | 100 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| OEZ INTERNATIONAL a.s., Prague/Czech Republic | 100 |
| VA TECH ETS a.s., Teplice/Czech Republic | 100 |
| VA TECH Finance Czech Republic s.r.o., Prague/Czech Republic | 100 |
| TOV Siemens Enterprise Communications Ukraine, Kiew/Ukraine | 100 |
| INNOTEC IT PLANT SOLUTIONS INC., HOUSTON/USA | 100 |
| Siemens Electronics Assembly Systems, LLC, Norcross, GA/USA | 100 |
| Siemens/Turner/Beta JV, Wendell, NC/USA | 98 |
| Siemens OOO, Taschkent/Uzbékistan | 100 |
| Siemens (Cyprus) Ltd., Nicosia/Cyprus | 100 |
| **II. Associated companies** | |
| A) Consolidated at equity | |
| 1. Germany (17 companies) | |
| BSH Bosch und Siemens Hausgeräte GmbH, Munich | 50 |
| BWI Informationstechnik GmbH, Meckenheim | 50 |
| Dräger Medical AG & Co. KG, Lübeck | 25 |
| Energy Services GmbH, Leipzig | 50 |
| FEAG Fertigungscenter für Elektrische Anlagen GmbH, Erlangen | 49 |
| First Sensor Technology GmbH, Berlin | 29 |
| IFTEC GmbH & Co. KG, Leipzig | 50 |
| Infineon Technologies Bipolar GmbH & Co. KG, Warstein | 40 |
| Innovative Wind Concepts GmbH, Husum | 50 |
| Krauss-Maffei Wegmann GmbH & Co. KG, Munich | 49 |
| Krempel Isolierteile GmbH & Co. KG, Thalheim | 49 |
| Maschinenfabrik Reinhausen GmbH, Regensburg | 26 |
| MeVis BreastCare GmbH & Co. KG, Bremen | 49 |
| Setrix AG, Munich | 26 |
| Thermosensorik GmbH, Erlangen | 28 |
| UBS Real Estate Kapitalanlagegesellschaft mbH, Munich | 49 |
| Voith Siemens Hydro Power Generation GmbH & Co. KG, Heidenheim | 35 |
| 2. Europe (without Germany) (20 companies) | |
| EMGO N.V., Lommel/Belgium | 50 |
| AREVA NP S.A.S., Courbevoie/France | 34 |
| TRIXELL S.A.S., Moirans/France | 25 |
| Eviop-Tempo A.E. Electrical Equipment Manufacturers, Vassilikò Èvias/Euböa/Greece | 48 |
| Capital Meters Holdings Ltd., London/UK | 20 |
| Metier Holdings Ltd., London/UK | 30 |
| Medical Systems S.p.A., Genova/Italy | 45 |
| Solutions & Infrastructure Services Limited, Gzira/Malta | 50 |
| Enterprise Networks Holdings B.V., Amsterdam, Amsterdam/Netherlands | 49 |
| Fujitsu Siemens Computers (Holding) B.V., Amsterdam/Netherlands | 50 |
| Nokia Siemens Networks Holding B.V., Amsterdam/Netherlands | 50 |
| CYBERDOC Gesellschaft für Digitale Kommunikation im Notariat GmbH & Co KG, Vienna/Austria | 50 |
| RV Abwicklung GmbH in Liqu., Linz/Austria | 50 |
| Siemens Bacon GmbH & Co KG, Vienna/Austria | 50 |
| Siemens Elin Buildings and Infrastructure GmbH & Co, Linz/Austria | 50 |
| OOO Siemens Elektroprivod, St. Petersburg/Russian Federation | 50 |
| ZAO Interautomatika, Moskau/Russian Federation | 46 |
| ZAO Systema-Service, St. Petersburg/Russian Federation | 26 |
| Certas AG, Zurich/Switzerland | 50 |
| Interessengemeinschaft TUS, Männedorf/Switzerland | 50 |
| 3. The Americas (19 companies) | |
| Sistemas Catastrales S.A., Buenos Aires/Argentina | 50 |
| CVL Componentes de Vidro Ltda., Caçapava/Brazil | 50 |
| PowerU International Ltd., George Town/Cayman Islands | 22 |
| Brockton Power Company LLC, Boston, MA/USA | 25 |
| Cyclos Semiconductor, Inc., Berkeley, CA/USA | 41 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| Kyma, Inc., Raleigh, NC/USA | 32 |
| Lookahead Decision, Inc., Davis, CA/USA | 30 |
| NetCrystal Inc., Mountain View, CA/USA | 21 |
| Newmerix, Inc., Superior, CO/USA | 28 |
| PETNET Indiana LLC, Indianapolis, IN/USA | 50 |
| PHSITH LLC, New Castle, DE/USA | 33 |
| PINC Solutions Corp., Berkeley, CA/USA | 50 |
| Reactive NanoTechnologies, Inc., Hunt Valley, MD/USA | 21 |
| Rether networks, Inc., Centereach, NY/USA | 30 |
| Siemens First Capital Commercial Finance, LLC, Oklahoma City, OK/USA | 51 (7) |
| TORP Terminal L.P., Houston, TX/USA | 30 |
| Treated Water Outsourcing J.V., Naperville, IL/USA | 50 |
| TVM III Ltd. Partnership, Boston, MA/USA | 12 |
| Zargis Medical Corp., Princeton, NJ/USA | 25 |
| **4. Asia (10 companies)** | |
| Foshan Electrical and Lighting Co., Ltd., Foshan/China | 13 |
| GSP China Technology Co., Ltd., Beijing/China | 50 |
| Shanghai Electric Power Generation Equipment Co., Ltd., Shanghai/China | 34 |
| Zhenjiang Siemens Busbar Trunking Systems Co. Ltd., Yangzhong/China | 50 |
| Bangalore International Airport Ltd., Bangalore/India | 40 |
| P.T. Jawa Power, Jakarta/Indonesia | 50 |
| Mitsubishi Electric OSRAM Ltd., Yokohama/Japan | 49 |
| Yaskawa Siemens Automation & Drives Corp., Kitakyushu/Japan | 50 |
| Power Automation Pte. Ltd., Singapore/Singapore | 49 |
| Siemens Transformers L.L.C, Abu Dhabi/United Arab Emirates | 49 |
| **5. Africa (1 company)** | |
| Energie Electrique de Tahaddart S.A., Tanger/Morocco | 20 |
| **6. Australia/New Zealand/Oceans (4 companies)** | |
| SILCAR Maintenance Services J.V., Bayswater/Australia | 50 |
| SILCAR Pty. Ltd., Glen Iris/Australia | 50 |
| STCJV Services for Telecommunications J.V., Melbourne/Australia | 50 |
| Advanced Metering Services Limited, Wellington/New Zealand | 50 |
| **B) Not consolidated at equity on the basis of immateriality** | |
| **1. Germany (32 companies)** | |
| AeroLas GmbH Aerostatische Lager-Lasertechnik, Munich | 21 |
| ATS Projekt Grevenbroich GmbH, Schüttorf, Schüttorf | 25 |
| BELLIS GmbH, Braunschweig | 49 |
| Berufsbildungsbildungszentrum ESTA-Flender GmbH, Wittgensdorf | 50 |
| Electrocycling Anlagen GmbH, Goslar | 25 |
| Erlangen AG Technologie Scouting und Marketing, Erlangen | 32 |
| GKZ Krefeld Beteiligungs-Gesellschaft zur Errichtung und zum Betrieb radiochirurgischer Einrichtungen mbH, Krefeld | 41 |
| GKZ Krefeld Gesellschaft zur Errichtung und zum Betrieb radiochirurgischer Einrichtungen mbH & Co. KG, Krefeld | 41 |
| Infineon Technologies Bipolar Verwaltungs-GmbH, Warstein | 40 |
| Inge Watertechnologies AG, Greifenberg | 25 |
| Intertube Projekt GmbH, Düsseldorf | 37 |
| KORONA Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald | 47 |
| Kraftwerksgesellschaft Völklingen Geschäftsführungs-GmbH, Völklingen | 32 |
| Krauss-Maffei Wegmann Verwaltungs-GmbH, Munich | 49 |
| Krempel Isolierteile Verwaltungs-GmbH, Thalheim | 49 |
| LIB Verwaltungs-GmbH, Leipzig | 50 |
| Lightcycle Retourlogistik und Service GmbH, Munich | 47 |
| MeVis BreastCare Verwaltungsgesellschaft mbH, Bremen | 49 |
| Partikeltherapiezentrum Kiel GmbH & Co. KG, Kiel | 50 |
| Print & Mail Recovery GmbH, Munich | 40 |
| PTZ Partikeltherapiezentrum Kiel Management GmbH, Wiesbaden | 50 |
| Ray Sono AG, Munich | 28 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| RITOS GmbH, Mömbris | 50 |
| SIEKAP Industrial Services Gernsbach GmbH, Gernsbach | 50 |
| S-Y Systems Technologies Europe GmbH, Regensburg | 50 |
| Techno Venture Management GmbH, Munich | 31 |
| Transrapid International GmbH & Co. KG, Berlin | 50 |
| Transrapid International Verwaltungsgesellschaft mbH, Berlin | 50 |
| TVM Techno Venture Management GmbH & Co. KG, Munich | 24 |
| Voith Siemens Hydro Power Generation Verwaltungs GmbH, Heidenheim | 35 |
| VR-LEASING IKANA GmbH & Co. Immobilien KG, Eschborn | 94 (8) |
| Wohnen am Wedding KG THG Immobilien-Fondsgesellschaft mbH & Co., Berlin | 26 |
| **2. International** (80 companies) | |
| Oil and Gas ProServ LLC, Baku/Azerbaijan | 25 |
| M-Brussels Invest S.A./N.V. i.L., Brussels/Belgium | 25 |
| T-Power NV, Brussels/Belgium | 33 |
| Mega Participacoes, Ltda., São Paulo/Brazil | 50 |
| Guangzhou Morgan Seals Co., Ltd., Guangzhou/China | 50 |
| Saitong Railway Electrification (Nanjing) Co., Ltd., Nanjing/China | 50 |
| Shanghai Advanced Power Projects Co. Ltd., Shanghai/China | 35 |
| Recylum Societe par Actions Simplifiée, Paris/France | 25 |
| Val-Trans Services S.A., Toulouse/France | 50 |
| Anakiklosi Siskevon Simetochiki S.A., Piräus/Greece | 33 |
| Elesis Electrical Solutions A.E., Acharnai/Greece | 40 |
| Kempston (1987) Limited, Croydon, Surrey/UK | 50 |
| Lamp Caps Ltd., Frimley, Surrey/UK | 50 |
| Lamp Metals Ltd., London/UK | 50 |
| Plessey Holdings Ltd., Frimley, Surrey/UK | 50 |
| SGCS Business Park Ltd., Beeston, Nottinghamshire/UK | 50 |
| OSRAM Prosperity Company Ltd., Hongkong/Hongkong | 50 |
| Torrent Power Services Pvt. Ltd., Ahmedabad/India | 50 |
| LAMP NOOR (P.J.S.) Co., Saveh/Iran | 20 |
| Metropolitan Transportation Solutions Ltd., Rosh Haya'in/Israel | 20 |
| A.IR. Mobility Solutions Società consortile a.r.l., Avellino/Italy | 50 |
| Cremona Engineering S.r.l., Cremona/Italy | 50 |
| Locomozione Italia S.p.A., Verona/Italy | 40 |
| Transfima GEIE, Turin/Italy | 42 |
| Transfima S.p.A., Milan/Italy | 49 |
| Turboservice Torino S.p.A., Turin/Italy | 50 |
| VAL 208 Torino GEIE, Milan/Italy | 86 (9) |
| TLT OSRAM-Melco Lighting Ltd., Yokosuka/Japan | 50 |
| Zuken-Tecnomatix Kabushiki Kaisha, Yokohama/Japan | 49 |
| Ottawa LRT Corp., Mississauga, Ontario/Canada | 50 |
| AKTOBE Power, Almaty/Kazakhstan | 25 |
| DPC d.o.o. Zagreb, Zagreb/Republic of Croatia | 50 |
| SIA Ekogaisma, Riga/Latvia | 33 |
| Sysniaga Sdn. Bhd., Kuala Lumpur/Malaysia | 30 |
| Pemopro S.A. de C.V., Mexico D.F./Mexico | 25 |
| 51 Pegasi B.V., Amsterdam/Netherlands | 27 |
| Infraspeed Maintainance B.V., Zoetermeer/Netherlands | 46 |
| VOEST-ALPINE Technical Services Ltd., Abuja/Nigeria | 40 |
| AGCS Gas Clearing and Settlement AG, Vienna/Austria | 20 |
| Archivium Dokumentenarchiv Gesellschaft m.b.H., Vienna/Austria | 50 |
| Business Center Marchfeld Betriebsgesellschaft m.b.H., Vienna/Austria | 25 |
| CYBERDOC Gesellschaft für Digitale Kommunikation im Notariat GmbH, Vienna/Austria | 50 |
| Elin GmbH, Vienna/Austria | 50 |
| Kompetenzzentrum Licht GmbH Innsbruck, Innsbruck/Austria | 25 |
| master-talk Austria Telekom Service GmbH & Co KG in Liqu., Vienna/Austria | 32 |
| master-talk Austria Telekom Service GmbH in Liqu., Vienna/Austria | 32 |
| Siemens Bacon GmbH, Vienna/Austria | 50 |
| vatron gmbh, Linz/Austria | 27 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

| September 30, 2008 | Equity interest in % |
|---|---|
| ZAG Beteiligungsverwaltungs GmbH, Innsbruck/Austria | 50 |
| Rousch (Pakistan) Power Ltd., Karachi/Pakistan | 26 |
| MTS – Metro, Transportes do Sul S.A., Lisbon/Portugal | 21 |
| Northern Capital Express (Express Severnoy Stolitsy), Moskau/Russian Federation | 25 |
| OAO Power Machines, Moskau/Russian Federation | 25 |
| OOO Baltijskije Turbo Sistemy, St. Petersburg/Russian Federation | 50 |
| OOO FuchsMetmasch, Cherepovets/Russian Federation | 40 |
| OOO Interturbo, St. Petersburg/Russian Federation | 45 |
| OOO Transconverter, Moskau/Russian Federation | 35 |
| ZAO Nuclearcontrol, Moskau/Russian Federation | 40 |
| Arabia Electric Ltd., Jeddah/Saudi Arabia | 30 |
| The Gulf Reyrolle Ltd., Al Khobar/Saudi Arabia | 49 |
| CONTRINEX AG, Givisiez/Switzerland | 30 |
| EKOSU d.o.o., Ljubljana/Slovenia | 33 |
| Desarrollo de Aplicaciones Especiales S.A., Madrid/Spain | 39 |
| Investigacion y Desarrollo Barros Rojos S.L., La Coruna/Spain | 21 |
| Merida Power, S.L., Madrid/Spain | 50 |
| Termica AFAP S.A., Villacanas/Spain | 20 |
| Modern Engineering and Consultants Co. Ltd., Bangkok/Thailand | 40 |
| Allgemeine Immobilien Verwaltung spol s.r.o, Prague/Czech Republic | 33 |
| EKOLAMP s.r.o., Prague/Czech Republic | 30 |
| Meomed s.r.o., Prerov/Czech Republic | 47 |
| ROYALVILL Villamossagi Szerelö Kkt., Budapest/Hungary | 28 |
| Blueleaf Security, Inc., Fremont, CA/USA | 20 |
| Brockton Power Holdings Inc., Boston, MA/USA | 25 |
| Brockton Power Properties, Inc., Boston, MA/USA | 25 |
| Kiyon, Inc., La Jolla, CA/USA | 38 |
| Managesoft Holdings, Inc., Boston, MA/USA | 38 |
| Prenova, Inc., Marietta, GA/USA | 20 |
| Progressive Cooling Solutions, Inc., Berkeley/USA | 40 |
| WhoGlue, Inc., Baltimore, MD/USA | 33 |
| XinRay Systems, LLC, Research Triangle Park, NC/USA | 50 |
| **III. Other interests** | |
| 1. Germany (7 companies) | |
| Ernst Koch GmbH & Co. Kommanditgesellschaft, Hemer | 15 |
| IBS AG, Höhr-Grenzhausen | 8 |
| Siemens-Electrogeräte GmbH, Munich | 100 (7) |
| SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, Munich | 99 (7) |
| SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, Munich | 99 (7) |
| SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3, Munich | 99 (7) |
| SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 4, Munich | 99 (7) |
| 2. International (10 companies) | |
| EDAP TMS S.A., Lyon/France | 11 |
| ElekSen Group plc, Iver Heath, Buckinghamshire/UK | 5 |
| Symbian Ltd., London/UK | 8 |
| Venture Strategy Cayman Partners L.P., George Town/Cayman Islands | 99 (7) |
| Conproca S.A. de C.V., Mexiko D.F./Mexico | 15 |
| Infraspeed Holding B.V., Zoetermeer/Netherlands | 11 |
| Austrian Research Centers GmbH – ARC, Vienna/Austria | 7 |
| CONATEL S.A., Montevideo/Uruguay | 19 |
| Global Healthcare Exchange LLC, Westminster, CO/USA | 11 |
| iBAHN, South Jordan, UT/USA | 9 |

(1) Subsidiary pursuant to § 290 (2) No. 1, HGB.
(2) Subsidiary pursuant to § 290 (2) No. 2, HGB.
(3) Subsidiary pursuant to § 290 (2) No. 3, HGB.
(4) Exemption pursuant to § 264 b, HGB.
(5) Exemption pursuant to § 264 (3), HGB.
(6) Controlling influence through contractual arrangements or legal circumstances.
(7) No controlling influence due to contractual arrangements or legal circumstances.
(8) Voting interest 24%
(9) Voting interest 50%

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**SIEMENS AKTIENGESELLSCHAFT**

Date: December 22, 2008

Name: Dr. Klaus Patzak
Title: Corporate Vice President and Controller

Name: Dr. Juergen M. Wagner
Title: Head of Financial Disclosure and Corporate Performance Controlling

END